

CRH

Annual Report 2012

PERFORMANCE & GROWTH



plc, a FTSE 100 and Fortune 500 company, is a diversified international building materials group which manufactures and distributes a diverse range of products servicing the breadth of construction needs, from the fundamentals of heavy materials and elements to construct the frame, through value-added exterior products that complete the building envelope, to distribution channels which service construction fit-out and building renewal. CRH employs approximately 76,000 people at over 3,500 locations in 35 countries worldwide.

CRH's strategic vision is to be a responsible international leader in building materials, delivering superior and sustained shareholder returns. The Group is committed to managing all aspects of its business – relating to employees, customers, suppliers, neighbours, local communities, shareholders and other stakeholders – in a sustainable and responsible manner. Sustainability and corporate social responsibility concepts are embedded as integral components of the Group's performance and growth strategy.

CRH is a constituent member of FTSE 100, ISEQ 20, Euro Stoxx 50 the Euro Stoxx Select Dividend 30 equity indices, and its shares are listed on the London, Dublin and New York stock exchanges. CRH is also ranked among sector leaders by a number of Socially Responsible Investment (SRI) rating agencies for its sustainability and corporate social responsibility performance.

DISTRIBUTION PRODUCTS MATERIALS

Key Financial Figures 2012


SEC Mail
Received
APR - 1 2013
193
Section

€ million		
Sales	**18,659**	+3%
EBITDA	**1,640**	-1%
Operating profit (EBIT)	**845**	-3%
Profit before tax	**674**	-5%

cent		
Earnings per share	**76.5**	-7%
Cash earnings per share	**206.8**	+7%
Dividend per share	**62.5**	maintained

times	
Net Debt/EBITDA	**1.8**
EBITDA/Net interest cover	**6.4**
EBIT/Net interest cover	**3.3**
Dividend cover	**1.2**

An international, national and regional leader


North America
50% of Group*
No.1
Asphalt
No.3
Aggregates
Top 3
Readymixed concrete
No.1
Concrete products
No.2
Construction accessories
No.3
Roofing/siding distributor
Western Europe
35% of Group*
Top 10
Cement
Regional leadership
in aggregates and
readymixed concrete
No.1
Concrete products
No.1
Construction accessories
Top 3
Building materials distributor


Developing Economies
15% of Group*
No.1
Building materials
in Poland
No.1
Cement in northeast China
(26% CRH share)
No.2
Cement in Andhra Pradesh,
India
(50% CRH share)
* Based on 2012 EBITDA

Our diverse product range services the breadth of construction needs

Materials – 59% of Group*

CRH operates strong vertically-integrated primary materials businesses which have strategically located long-term reserves, balanced end-use exposure and leading market positions in all of the Group's major markets. This business model enables CRH to interact with the market at many levels and to earn profit at multiple stages of the supply chain with the pull-through of aggregates and cement into a broad range of downstream products. This is underpinned by long-term permitted reserves which totalled over 15 billion tonnes at end-2012. In addition the business model provides a broad balance of exposure to end-use demand drivers and multiple platforms for growth. CRH continuously invests in plant and equipment for safety, quality, efficiency and customer service while also seeking out value-creating expansion opportunities via greenfield development and acquisitions in selected markets.

Products – 22% of Group*

CRH manufactures products for use in residential, non-residential and, to a lesser extent, infrastructure construction applications. These include building systems and engineered concrete solutions for use in the electrical, transportation, and communications industries; architectural concrete products to enhance the facade and surroundings of buildings; and construction accessories to assist in the construction process. Complementary value-added exterior products include architectural glass, aluminium glazing systems, clay brick and block, outdoor security products and shutters and awnings. Focussed on growth opportunities in stable markets, these businesses offer customers a broad range of engineered products and innovative building solutions to service both new build and the growing repair, maintenance and improvement (RMI) demand in mature economies.

Distribution – 19% of Group*

CRH distributes building materials to general building contractors, specialist Sanitary, Heating and Plumbing (SHAP) contractors and Do-It-Yourself (DIY) customers in Europe and to professional roofing/siding and interior products contractors in the United States. The business model centres on building an extensive network of locations that penetrate major metropolitan areas and which, with strong category and logistics management, maximise the franchise potential. With a network of over 780 branches in Europe and over 180 branches in the United States, CRH is a leading international player in building materials distribution with exposure to the growing RMI markets in Western Europe and in the United States.



Sector Exposure*
End-use*
Infrastructure
35%
Residential
35%
Non-residential
30%
RMI
50%
New
50%

* Based on 2012 EBITDA

Residential – New



Non-residential – New



Infrastructure – New



Residential – RMI



Non-residential – RMI



Infrastructure – RMI


DEERE
DEERE

Residential

New: *Vendome pavers manufactured by Oldcastle Architectural's Canadian subsidiary, Permacon, and Belgard Hardscape pavers from our United States-manufactured Old World Collection were used in the driveway of this construction project in Quebec, Canada, helping to blend the new property into a neighbourhood where houses have been established for nearly a century. The pavers of the driveway are intended to replicate old streets paved with granite cobblestones.*

RMI: *Quester is the number one builders merchants in Austria with a prime focus on professional contractors. In summer 2012 they opened a highly energy efficient tile store in Wien-Auhof (shown) in co-operation with the sanitary wholesalers SHT.*

Non-residential

New: *The uGate, a cantilever sliding gate made of aluminum which can be operated by hand or mechanically, was introduced by Heras, the Netherlands-based outdoor security specialist, in June 2012. This gate has maximum dimensions of 12 metres width and 2.5 metres height, making it suitable for many different applications. This picture shows a uGate at a BMW dealer in Lochristi, Belgium. Heras distributes gates and fences throughout Europe.*

RMI: *The Monarch 1 building in The Hague was the first major renovated building in the Netherlands to receive BREEAM sustainability certification, the world's foremost environmental assessment method and rating system for buildings. The building was selectively deconstructed to the concrete skeleton and rebuilt. To preserve climate control of the building 1,000 solar shading elements were mounted on the facade; the horizontal profiles in the system were developed by AVZ and the complete screens were assembled by Smits Rolluiken, both part of Europe Products' Shutters & Awnings business. Europe Materials' Cementbouw business supplied the concrete for the renovation.*

Infrastructure

New: *The transformation into a motorway of the E18 road is one of the most extensive road projects ever in Finland and is due to open in 2015. The 53 kilometres Koskenkylä section (shown) will have six interchanges and 68 new bridges. Rudus, Europe Materials' Finnish aggregates and readymixed concrete subsidiary, will be delivering 150,000 m^3 of concrete and concrete products (pipes, wells, railings) to this project.*

RMI: *Telluride Gravel, an Americas Materials company, performing full-depth road reconstruction and embankment slide repairs on Colorado State Highway 145 at Lizard Head Pass, Trout Lake, Colorado.*

CRH: Sustainable, Responsible, Ethical

CRH's success over 40 years of operation has been based on a solid foundation and commitment to the fundamentals of doing business in a sustainable and responsible manner. These fundamentals of business – strong customer and supplier relationships, value-added products, efficient production processes and targeted markets – are managed within an established sustainability framework with a strong focus on four key areas: Health and Safety, Environment and Climate Change, Governance, and People and Community. In each of these areas, CRH sets and implements policies, develops management systems, monitors performance and incorporates stakeholder feedback, aiming for continuous improvement across all of its activities. CRH has formal structures in place to identify, evaluate and manage potential risks and opportunities in sustainability areas and the Group's performance in this regard is reviewed regularly by the Board of Directors.

As the global impacts of resource scarcity, climate change and changing demographics become more apparent, CRH is committed to playing its part in addressing these challenges while also generating business opportunities through investment, development and innovation across its range of products and throughout its processes. This approach is fully aligned with CRH's strategic vision – to be a responsible international leader in building materials, delivering superior and sustained shareholder returns.

Health and Safety

The health and safety of everyone working for CRH continues to receive a high priority and in 2012 further progress was made in reducing the number of accidents. New initiatives were introduced during the year to augment existing safety systems and further heighten awareness of safety, with the aim of fully embedding a culture of safety at every level of the organisation. Safety in emerging regions, contractor safety and transport safety remain key focus areas.

Despite these safety improvements, CRH deeply regrets that three fatalities (two employees and one contractor) occurred in Group subsidiary companies during 2012. The circumstances around each of these individual tragedies have been examined and the lessons learned have been communicated across all businesses and operations. The elimination of fatalities is a fundamental objective of CRH.

Environment and Climate Change

With ever increasing demands on world resources and mounting pressures on the global environment, CRH continues to focus on achieving the highest standards of environmental management and control and on reducing its environmental impact. Throughout the Group extensive programmes are in place to improve energy efficiency, increase the use of alternative fuels, achieve targeted air emission reductions, optimise water use, reduce waste and increase recycling. CRH remains on target to meet its commitment to reduce specific cement plant carbon emissions by 15% on 1990 levels by 2015 and is also fully committed to the restoration of worked-out pits and quarries and maintaining biodiversity in the locations in which it operates. Developments in all of these areas, which are of increasing importance to customers and other stakeholders, are ongoing and core to CRH's activities.

Governance

CRH is widely recognised as operating to the highest levels of corporate governance. The CRH Board complies fully with the requirements of the 2010 UK Corporate Governance Code and also with the applicable provisions of the Sarbanes-Oxley Act. CRH places ethics at the forefront of all business interactions and is firmly committed to the Group's core values of integrity, honesty and respect for the law. The Code of Business Conduct and related policies set out clear guidance on conducting business in an ethical and responsible way and confirm the long-standing Group commitment to human and labour rights. Through a Group-wide compliance and ethics programme, CRH ensures employees are appropriately trained, have access to secure channels to report genuine issues and have additional support available if needed. A detailed review of corporate governance, including further details on the compliance and ethics programme, is provided on pages 38 to 53 of this Report.

People and Community

At the heart of CRH are the people and communities which both support and are supported by Group companies operating at over 3,500 locations worldwide. CRH believes that continued sustainable business success depends on the excellent relationships maintained with stakeholders – employees, customers, suppliers, neighbours and others.

CRH provides significant employment, encourages personal development and aims to create opportunities for employees at all levels as it meets the leadership challenge of sustainable performance and growth.

CRH is rooted in local communities and through both its core business activities and a variety of local social initiatives the Group supports community enterprises and projects across all of its global operations.

Communications

CRH attaches great importance to communications with all stakeholders and in 2012 maintained its open door policy on stakeholder engagement, holding open days at many of its facilities, communicating regularly with key stakeholder groups and encouraging feedback on a broad range of issues.

In November 2012, the Group organised capital markets days for investors and sector analysts in London and New York. These events included presentations on various aspects of CRH's operations and strategy and, in keeping with the Group's practice of open dialogue, provided an opportunity for attendees to meet with the senior executive and Divisional management team.

CRH remains committed to reporting on its sustainability performance in a complete and transparent manner, and to publishing performance indicators on key identified sustainability areas. An annual Sustainability Report, in line with Global Reporting Initiative (GRI) guidelines, is published separately and is available on www.crh.com. The independently-verified 2012 CRH Sustainability Report will be available by mid-2013.

External Endorsements

In 2012, CRH maintained its distinguished record of being ranked among sector leaders by a number of Socially Responsible Investment (SRI) rating agencies. CRH continues as a constituent member of several sustainability indices including the Dow Jones Sustainability Indexes and the FTSE4Good Index. In addition, many Group companies have won high-ranking accolades for excellence in sustainability achievements.


Dow Jones
Sustainability Indexes
Member 2012/13


FTSE4Good


HA STAR WORKSITE
STAR
WORKSITE
VPP
Partners in Safety and Health
OSHA – Management – Labor
Oldcastle
Precast, Inc.
safety ONSITE

The Occupational Safety and Health Administration (OSHA) establishes, issues and enforces national workplace safety regulations in the United States. In May 2012, Oldcastle Precast's Idaho Falls location was awarded the prestigious VPP Star worksite status for the second time after a rigorous review of safety and health management systems, ongoing performance and thorough on-site evaluation by OSHA's Voluntary Protection Program's (VPP) team of safety and health professionals.



A green roof regeneration scheme in London, UK, was installed by Cityroofs, part of Europe Products' concrete landscaping business. An indigenous mix of wildflowers and grasses was planted to encourage the diversity of flora and fauna in the area. Cityroofs provides complete elevated landscape solutions which benefit the built environment and contribute towards sustainable development.



CRH/Oldcastle in the United States supports Habitat for Humanity in its mission to provide affordable housing. In 2012 Oldcastle sponsored its third Habitat home-build, donating building materials for a project in Atlanta, Georgia. Pictured with the homeowner are a number of the employee volunteers who assisted in the project over a seven-week period.

Chairman's Statement

CRH's operations across the globe faced mixed economic circumstances during 2012. In our main markets, there was an ongoing improvement in overall economic activity in the United States, which saw a welcome recovery in residential construction, while consumer and investor confidence continued to slow in European economies, particularly in the Netherlands. Against this backdrop, Group profit before tax amounted to €674 million and earnings per share were 76.5c. The profit and earnings per share outturns represented declines of 5% and 7% respectively, compared with 2011 outturns of €711 million and 82.6c.

The Group's results and the performance of the separate business segments are covered in detail in the Chief Executive's review and in the Finance and Operations reviews which follow.

Dividend

In August 2012 the Board decided to maintain the interim dividend of 18.5c. This took into account anticipated strong second-half cash flows and the Group's strong balance sheet. With full-year operating cash flow before dividends of €0.5 billion and taking into account 2012 profit, capital expenditure, development activity and portfolio rationalisation, the Board is recommending a final dividend of 44c per share. If approved at the Annual General Meeting in May 2013, this will maintain the full year 2012 dividend of 62.5c per share.

Development Activity

Total acquisition activity for 2012 was over €0.6 billion, including deferred consideration of approximately €0.1 billion. This reflects CRH's long-term value-based approach to developing our balanced portfolio. The Materials transactions in the United States, including the acquisition of a majority shareholding in Trap Rock Industries, an integrated aggregates and asphalt business in New Jersey, bring strong asset-backed resource positions and, when combined with existing operations, provide significant opportunities for vertical integration. In Europe we added to our downstream materials activities in Finland strengthening our presence in that country. In the Products segment the 2012 acquisitions included seven concrete paving facilities in Canada and Florida and a significant Shutters & Awnings enterprise in Germany. These acquisitions reflect our focus on RMI and sustainability segments and on the optimisation of production networks in core regions. Our Distribution additions similarly reflected an RMI emphasis with the ongoing development of our Sanitary, Heating and Plumbing business in Europe.

Developing Regions

CRH's strategy in developing regions is to achieve leading regional market positions, initially through premium resource-backed assets and, over time, to pursue vertical integration and develop downstream activities. CRH is a 26% shareholder in Yatai Building Materials (YBM). YBM is the largest cement producer in northeast China, with operations in the provinces of Jilin, Heilongjiang and Liaoning. Since CRH's purchase of its 26% shareholding in early-2009, the business has nearly doubled in size. CRH also has operations in India, through our My Home Industries Limited 50% joint venture, which has a state-of-the-art, highly efficient, cement plant in Andhra Pradesh. India currently has a low per capita cement usage, which provides CRH with an opportunity to grow with the industry and to build a significant presence over time. In Russia we have a dedicated base in Moscow focussed on identifying development opportunities. In addition, we are in the process of opening a regional headquarters in Singapore, details of which are set out in the Chief Executive's review on page 13.

> "CRH's operations across the globe faced mixed economic circumstances during 2012. Management continue to focus on implementing cost savings initiatives and on operational excellence. In the medium to longer term, as economic growth returns, the Group is well positioned to benefit from the significant efforts made over recent years."

Portfolio Review

Significant portfolio changes occurred during 2012. These included the sale of CRH's 49% shareholding in our Portuguese cement joint venture, Secil, in May. Our European Products segment also disposed of Magnetic Autocontrol which manufactures and supplies access control products. Total proceeds from disposals in 2012 amounted to €0.86 billion.

Board and Senior Management

Myles Lee, Group Chief Executive, has confirmed to the Board his intention to retire from CRH at the end of 2013 having reached the age of 60, and following completion of a 5 year term as Chief Executive and 10 years as an Executive Director. Myles joined CRH in 1982, joining the Board in November 2003 as Finance Director, later becoming Chief Executive in January 2009. Myles has contributed very significantly over an extended period to the development and progress of CRH and continues to do so. By advising the



Board of his decision well in advance of retirement, Myles has, in line with long-established CRH practice, facilitated the planning and management of his succession in an ordered and timely fashion. The Board has appointed a Committee, which I will chair, to conduct the search for a successor to Myles.

Kieran McGowan retired from the Board and the Chairmanship following the Annual General Meeting in May 2012. He joined the Board in 1998 and became Chairman in 2007. Kieran's contribution to CRH was significant during that period and his leadership of the Board during his five years as Chairman was exceptional.

Heather Ann McSharry became a non-executive Director in February 2012. Further details in relation to the Board are set out in my letter to shareholders in the Corporate Governance section of this Report on page 38.

Management and Staff

Important management changes occurred in the early part of 2012 in the United States. Doug Black was appointed President and Chief Operating Officer, Oldcastle, Inc. (the holding company for CRH's operations in the Americas), reporting to Mark Towe, Chief Executive Officer of Oldcastle. Randy Lake succeeded Doug as Chief Executive Officer of Americas Materials. Randy, who joined Oldcastle in 1996, most recently served as Chief Executive Officer of Oldcastle Building Solutions, which focusses on strategic and national accounts. Keith Haas was appointed Chief Executive Officer of an expanded Oldcastle Building Products group, which consists of our Architectural Products, Precast and Building Envelope activities. Keith joined Oldcastle in 1995 and previously had responsibility for our combined APG and Precast activities. This capacity to build from within shows the strength and depth of our management team.

Our European management team has continued to focus on cost savings initiatives, cash generation and operational excellence in meeting the particularly severe economic downturn in Europe.

I thank Myles Lee and all CRH employees for their contribution and commitment to the success of the Group.

Communication with Shareholders

My Board colleagues and I place great importance on communicating with shareholders and I was pleased to receive investor feedback during 2012 commending CRH on its corporate governance performance. The various means by which we communicate with shareholders are set out on page 52. A schedule of documents and presentations available on the CRH website is included on page 53.

In November 2012, CRH organised capital markets days in London and New York. These events provided an opportunity for investors to engage with CRH's senior executive and Divisional management team. I attended both events, which gave me an opportunity to hear the views of investors in relation to the Group's performance, strategy and engagement with the investment community. The full suite of presentations and a video recording of executive presentations is available on the CRH website.

Conclusion

Management's views on the outlook for 2013 are set out in the Chief Executive's review and the various Operations Reviews. Overall, we expect continued progress in our US and Canadian markets during 2013 and another challenging year for our European Divisions. Management will continue to focus on implementing identified cost savings initiatives and on operational excellence. In the medium to longer term, as economic growth returns, the Group is well positioned to benefit from the significant efforts made by management over recent years.

Nicky Hartery
25 February 2013



Left to right: Doug Black, Albert Manifold, Mark Towe, Myles Lee, Henry Morris, Maeve Carton, Erik Bax

CRH Executive Management Team

Erik Bax Managing Director Europe Products & Distribution

Nationality: Dutch

Skills and experience: Erik joined CRH in 1984 and has worked in operational and commercial roles in various operating companies. He has held a number of senior management positions including Managing Director Europe Building Products from 2003 and Managing Director Europe Distribution from 2007. Erik was appointed Managing Director of Europe Products & Distribution in 2010.

Qualifications: B Eng, MBA.

Doug Black President and Chief Operating Officer Oldcastle, Inc.

Nationality: United States

Skills and experience: Doug started his career with CRH in 1995 as Vice President of Business Development in Oldcastle, and the following year he helped create the Oldcastle Distribution division. Doug was President of Oldcastle Precast Southeast division from 1996 to 2000, was promoted to Chief Operating Officer, Oldcastle Architectural in 2000 where he held the position of President and Chief Executive Officer from 2002 to July 2006. Doug then moved to Oldcastle Materials where he served two years as President before being appointed Chief Executive Officer in 2008. He was appointed to his current position of President and Chief Operating Officer, Oldcastle, in February 2012.

Qualifications: BS, MBA.

Maeve Carton Finance Director

Nationality: Irish

Skills and experience: Since joining CRH in 1988, Maeve has held a number of roles in the Group Finance area and was appointed Group Controller in 2001, Head of Group Finance in January 2009 and to the position of Finance Director in May 2010. She has broad-ranging experience of CRH's reporting, control, budgetary and capital expenditure processes and has been extensively involved in CRH's evaluation of acquisitions. Prior to joining CRH, she worked for a number of years as a chartered accountant in an international accountancy practice.

Qualifications: MA, FCA.

Myles Lee Chief Executive

Nationality: Irish

Skills and experience: Myles joined CRH in 1982. Prior to this he worked in a professional accountancy practice and in the oil industry. He was appointed General Manager Finance in 1988 and to the position of Finance Director in November 2003. A civil engineer and chartered accountant, he has 30 years' experience of the building materials industry and of CRH's international expansion. He was appointed Group Chief Executive with effect from 1 January 2009.

Qualifications: BE, FCA.

Albert Manifold Chief Operating Officer

Nationality: Irish

Skills and experience: Albert was appointed Chief Operating Officer of CRH and to the CRH Board with effect from 1 January 2009. He joined CRH in 1998. Prior to joining CRH he was Chief Operating Officer with a private equity group. He has held a variety of senior positions, including Finance Director of the Europe Materials Division and Group Development Director of CRH. Prior to his current appointment, he was Managing Director of Europe Materials.

Qualifications: FCPA, MBA, MBS.

Henry Morris Managing Director Europe Materials

Nationality: Irish

Skills and experience: Henry joined Irish Cement Ltd. as a graduate. He held a number of operational roles in CRH's cement business prior to his appointment as Managing Director of CRH's Aerobord business in 1990. Henry left to join Barlo Group plc in 1993 and returned to CRH in 2001 as Regional Director, Finland and Switzerland. He was appointed Chief Operating Officer, Europe Materials in 2007 and Managing Director of the Europe Materials Division in January 2009.

Qualifications: BE, MBA.

Mark Towe Chief Executive Officer Oldcastle, Inc.

Nationality: United States

Skills and experience: Mark joined CRH in 1997 and was appointed a CRH Board Director with effect from July 2008. In 2000, he was appointed President of Oldcastle Materials, Inc. and became the Chief Executive Officer of this Division in 2006. He was appointed to his current position of Chief Executive Officer of Oldcastle, Inc. (the holding company for CRH's operations in the Americas) in July 2008. With approximately 40 years of experience in the building materials industry, he has overall responsibility for the Group's aggregates, asphalt and readymixed concrete operations in the United States and its products and distribution businesses in the Americas.



Significant energy efficiencies, clinker factor improvements and emissions reductions are being achieved following the commissioning of the new Podilsky Cement plant, now the lowest cost cement producer in Ukraine following its 2012 wet to dry process conversion.

Chief Executive's Review



Key Aspects of 2012 Results

Reported sales at €18.7 billion showed an increase of 3%. Underlying like-for-like sales fell 2% comprising a 3% increase in the Americas outweighed by a 6% decline for European operations.

EBITDA amounted to €1,640 million, a 1% decline compared with the €1,656 million reported for 2011. EBITDA is stated after charging costs of €60 million (2011: €61 million) associated with the Group's ongoing restructuring efforts.

Operating profit fell 3% to €845 million (2011: €871 million) after combined restructuring and impairment charges of €88 million (2011: €82 million).

A €175 million increase in profit on disposals was outweighed by a €32 million increase in finance costs and a €154 million reduction in our share of associates' results due primarily to impairment charges in our Spanish associate, Uniland. These movements combined with the €26 million decline at operating profit level resulted in a €37 million, or 5%, fall in reported PBT to €674 million (2011: €711 million).

Reported earnings per share were 7% lower at 76.5c (2011: 82.6c).

Although earnings per share fell back, strong cash generation and a robust balance sheet saw the dividend unchanged at 62.5 cent; over the past 29 years CRH has delivered compound growth in dividend of 11.8% annually, with no dividend reduction over that extended period. Dividend cover amounted to 1.2 times (2011: 1.3 times); before impairment charges dividend cover was 1.6 times (2011: 1.4 times).

Year-end net debt at just under €3 billion was lower than the end-2011 level of €3.5 billion, while year-end net debt to EBITDA was also lower at 1.8 times (2011: 2.1 times).

2012 Operations

Results for 2012 reflect progress from our Americas operations helped by a strong recovery in residential construction and improving overall economic activity in the United States. Like-for-like sales grew by 3% while, with the benefit of acquisitions and a stronger US Dollar exchange rate, reported sales for our Americas activities rose by 15% and reported EBITDA of €0.85 billion was 12% higher (2011: €0.76 billion).

Americas Materials reported a 7% increase in EBITDA at €0.57 billion; while underlying volumes were slightly behind 2011 levels, acquisition effects resulted in flat overall volumes in aggregates and a modest increase in asphalt and readymixed concrete volumes. With the subdued volume backdrop, markets remained competitive and margins declined somewhat. **Americas Products** reported a 24% increase in EBITDA to €0.20 billion as private markets outpaced infrastructure while EBITDA in **Americas Distribution** moved ahead by 28% to €0.08 billion; both of these segments saw improvements in margins in 2012.

In contrast to the trading experience in the Americas, our European businesses had to contend with weakening consumer and investor confidence within the Eurozone. Like-for-like sales for these Divisions fell by 6%. Reported sales, including the impact of acquisitions and divestments, fell by 7% and reported EBITDA of €0.79 billion was 12% lower (2011: €0.90 billion).

"The Group has built, and continues to develop, a portfolio that is balanced by geography, by product and by end-use sector – across residential, non-residential and infrastructure – with a good equilibrium between new build and RMI segments."

Myles Lee

Europe Materials EBITDA fell by 7% to €0.41 billion; the decline primarily reflected the disposal of our stake in Portuguese joint venture, Secil, which was effected in May 2012. Good operational and restructuring efforts saw margins broadly maintained at 2011 levels. Particularly tough trading in the Netherlands impacted reported EBITDA in **Europe Products** (€0.15 billion, down 22%) and in **Europe Distribution** (€0.23 billion, down 14%). Although the second half of the year saw some margin stabilisation, most especially in Distribution, full-year margins fell in both segments.

During 2012 we continued to advance the significant cost reduction initiatives which have been progressively implemented since 2007 and which by year-end had generated cumulative annualised savings of €2.2 billion. Total restructuring costs associated with these initiatives and reflected in reported EBITDA, amounted to €60 million in 2012 (2011: €61 million) and were once again heavily focussed on our European Divisions (€43 million versus €47 million in 2011).

Of particular note during 2012 was a substantial step-up in alternative fuel usage in our European cement operations and increased usage of recycled asphalt in our paving activities in North America. These initiatives mitigated cost inflation in energy-related inputs.

While overall cost inflation was not as severe as in 2011, recovery of cost increases continued to be challenging. This was particularly the case in European markets as economic growth weakened through the year. However, on a more positive note, we saw an improving price/cost dynamic in our operations in the United States as the year progressed.

Group Strategy and Business Model

The Group has built, and continues to develop, a portfolio that is balanced by geography, by product and by end-use sector – across residential, non-residential and infrastructure – with a good equilibrium between new build and RMI segments.

In developed markets, our build and grow approach aims to create clustered groups of businesses with significant local market positions, augmented from time to time by larger step-out transactions to create new platforms for expansion.

For our **Materials** operations, the foundation is in extensive reserves of stone to feed our cement, aggregates, asphalt and readymixed concrete activities. We seek to build vertically-integrated operations generating significant in-house demand for our resource-backed outputs while leveraging capabilities and expertise across local, regional and national markets.

For **Products** our focus is to optimise our production networks in core regions through selective acquisition activity, capital investment and, where necessary, restructuring. This involves an ongoing portfolio review process aimed at identifying those businesses which we wish to actively develop, those we wish to sustain for their ongoing cash generating characteristics and those which it is appropriate to divest. Product innovation and sustainability is a key consideration in this review process.



For **Distribution**, the strategy is directed at building size and scale in core RMI markets; driving value through scalable processes, enhanced procurement opportunities and building new channel opportunities.

In developing markets, we see Materials opportunities as providing the most suitable initial entry point for CRH given the basic building needs in these regions. However, as these markets become more sophisticated our development horizons will expand to consideration of Products and Distribution opportunities but this takes time and will depend on the pace of maturation of individual national and regional markets.

Across the various business segments our approach is to combine the large scale disciplines of CRH with the entrepreneurial skills of our local management.

In building the Group we have always prioritised financial returns both in CRH's bolt-on development activity in existing markets and in our step-outs into new product segments and into new markets.

Strategy in Action 2012

Development activity completed during 2012, which amounted to €0.65 billion, was very much aligned with the strategy outlined above.

Of the €0.33 billion of **Materials** development activity, roughly 70% arose in the United States where we added a total of 0.6 billion tonnes of strategically located aggregates reserves most particularly through the acquisition of a majority share of New Jersey-based Trap Rock Industries. In Europe, we substantially increased our presence in the Finnish readymixed concrete and concrete products market, strengthening CRH's vertically-integrated cement and downstream positions in this resilient market.



Oldcastle Precast developed prestressed concrete post-tension box girders for the City of Rancho Cucamonga outside of Los Angeles, California. The bridge includes a 33-foot and a 52-foot girder, together carrying two railroad tracks over Haven Avenue.

Total 2012 development spend in the **Products** segment amounted to €0.27 billion with a focus on RMI and sustainability segments and on the optimisation of production networks in core markets. In Europe we significantly expanded our RMI-oriented Shutters & Awnings business through the acquisition of a major German player while, in North America, businesses acquired from other public players in our sector served to strengthen core operations in packaged products, concrete pavers and precast products in both the United States and Canada.

Distribution acquisitions in Europe totaled €0.05 billion during 2012 with the bulk of this expenditure incurred on the expansion of our Sanitary, Heating and Plumbing channel in Belgium.

Organisation and People

The realigned management structure for our operations in the Americas, outlined in last year's Chief Executive Review, is now well embedded and is, as expected, accelerating the capture of market growth opportunities as United States construction recovers and is facilitating further streamlining of common business processes and functions across our businesses.

During 2012 management took the decision to establish a regional CRH headquarters in Singapore to oversee the expansion of our existing interests in India and China and to pursue further development opportunities in the wider region. This office will be led by Ken McKnight, Managing Director Asia, who has transferred from our Europe Materials Division where he had responsibility for Europe West and our operations in India and China. Ken will report directly to Group Chief Operating Officer Albert Manifold while Europe Materials will continue to support activity in the region from its operating resources. We view the establishment of the Singapore office as a further step in the evolution of CRH and an important catalyst for growth in Asia in the medium term.

Compliance and Ethics

Despite the worldwide downturn in our sector, the regulatory environment in which CRH operates is continually changing and placing increased responsibility on our personnel at all levels throughout the organisation. Ensuring that our managers and employees act in a manner consistent with CRH's core values, and with the various local legal requirements with which our operations throughout the world must comply, is a responsibility that we take very seriously. Over the past few years we have enhanced our existing compliance structures and undertaken a thorough review of the Group's Code of Business Conduct to ensure that our procedures and processes reflect our commitment to integrity, honesty and respect for the law and that we have a consistency of approach across key governance areas. Our updated Code of Business Conduct and the subsidiary policies relating to Ethical Procurement, Anti-Fraud, Anti-Bribery, Shares & Securities and Competition/Anti-Trust Compliance have been widely circulated throughout CRH supplemented by intensive compliance briefings and training.

2013 Outlook

After a slower second quarter, GDP in the United States picked up strongly in the third quarter of 2012. However, some once-off factors contributed to a weaker final quarter with GDP growth currently estimated at approximately 2% for 2012 as a whole. Despite this variable pattern, we believe that the fundamentals are in place for continued positive momentum in the US economy in 2013, although the moderate fiscal tightening resulting from payroll tax increases may weigh somewhat on first-half economic growth. Against this backdrop we expect our Americas operations to show progress in 2013.

In contrast to the United States, economic growth in Europe turned negative in the second quarter and full-year GDP for the European Union as a whole is estimated to have fallen slightly. Current forecasts suggest only modest growth at best for 2013. On the positive side, however, the strong commitment from the European Central Bank to providing support for peripheral Eurozone economies has resulted in a more stable financial backdrop which is encouraging from a confidence building perspective and is an essential prerequisite for European economic recovery. Nevertheless, 2013 will be another challenging year for our European Divisions with significant actions, as already announced, being implemented to counteract market weakness.

Assuming no major financial or energy market dislocations, we expect that ongoing improvements in our businesses in the Americas combined with further profit improvement initiatives throughout our operations will outweigh continuing trading pressures in our European segments, enabling the Group to achieve progress in 2013.


sarens

Our Belgian structural companies Ergon and Prefaco are major suppliers to the new Athletic Association Ghent soccer stadium, due to open in summer 2013. The construction involves almost 10,500 tailor-made pieces, including columns, beams, seats, walls, floors and stairs, engineered and manufactured by our Prefaco/Ergon team.

Finance Review

The key aspects of CRH's 2012 results are highlighted in the Chief Executive's overview on page 13. Improved trading for our Americas segments, reflecting an overall pick-up in economic activity and a strong recovery in residential construction, was more than offset by the impact of slowing momentum in the economies of our major European markets. Table 1 overleaf analyses the change in results from 2011 to 2012.

The Group remains in a very strong and flexible financial position with €1.8 billion of cash, cash equivalents and liquid investments together with €1.8 billion of undrawn committed bank facilities at year-end; year-end cash balances would cover all debt maturities in 2013 and 2014. Net debt of just under €3 billion at year-end 2012 was €0.5 billion lower than year-end 2011. The net debt to EBITDA ratio at end-2012 was 1.8 times (2011: 2.1 times) and, based on net debt-related interest costs of €258 million (excluding non-debt-related financial expenses of €31 million (2011: €28 million), EBITDA/net interest cover for the year was 6.4 times (2011: 7.2 times).

Key Components of 2012 Performance

Table 1 on page 18 summarises the key components of CRH's performance in 2012.

Additional detail on the sales, EBITDA and operating profit for each of CRH's six reporting segments is set out in the reviews on pages 24 to 35.

An 8% strengthening of the US Dollar over 2011 has been the main factor in the positive exchange effects for 2012, adding approximately 4% to both sales and pre-tax profits.

Acquisitions completed in 2011 and 2012 contributed incremental sales revenue of €603 million and operating profit of €33 million in 2012. The impact of divested activities was a negative €389 million in sales and €23 million at operating profit level.

We continue to review and, when required, extend our cost reduction programme. Costs of €60 million incurred in 2012 to implement these savings were similar to last year (2011: €61 million).

Total impairment charges for 2012 at €174 million were significantly higher than last year (2011: €32 million), and included €146 million related to our 26% associate stake in Uniland, the Spanish cement producer. The associates' impairment of €11 million in 2011 related to our investment in French distribution business Trialis which was divested in March 2011.

Revenue from ongoing operations decreased by €384 million (2%) in 2012, with Europe segments declining 6% whereas Americas segments grew 3%. Competition remained intense, limiting our ability to recover input cost increases, and as a result organic operating profit declined by €62 million.

Total net finance costs of €289 million included discount unwinding and pension-related financial expenses of €31 million (2011: €28 million). Interest on net debt increased to €258 million (2011: €229 million), due to the stronger US Dollar, the ending of interest capitalisation on major cement plant projects, the additional cost of our early-2012 €500 million bond issue and lower interest income.



"The Group remains in a very strong and flexible financial position with €1.8 billion of cash, cash equivalents and liquid investments together with €1.8 billion of undrawn committed bank facilities at year-end. Year-end cash balances would cover all debt maturities in 2013 and 2014."

Maeve Carton

Table 1 Key Components of 2012 Performance

€ million	Revenue	EBITDA	Operating profit	Profit on disposals	Finance costs	Associates' profit after tax	Pre-tax profit
2011 as reported	18,081	1,656	871	55	(257)	42	711
Exchange effects	748	68	32	2	(12)	3	25
2011 at 2012 exchange rates	**18,829**	**1,724**	**903**	**57**	**(269)**	**45**	**736**
Incremental impact in 2012 of:							
- 2012 and 2011 acquisitions	603	60	33	-	(3)	-	30
- 2012 and 2011 divestments	(389)	(46)	(23)	160	2	-	139
- Restructuring costs	-	1	1	-	-	-	1
- Impairment charges	-	-	(7)	-	-	(135)	(142)
Ongoing operations	(384)	(99)	(62)	13	(19)	(22)	(90)
2012	**18,659**	**1,640**	**845**	**230**	**(289)**	**(112)**	**674**
% change	**+3%**	**-1%**	**-3%**				**-5%**

Earnings per share declined by 7% to 76.5c (2011: 82.6c), reflecting the lower pre-tax profit for the year. Excluding non-cash depreciation, amortisation and impairment charges, cash earnings per share increased by 7% to 206.8c (2011: 194.0c).

Financial Performance Indicators

Some key financial performance indicators which, taken together, are a measure of performance and financial strength are set out below in table 2.

Table 2 Financial Performance Indicators

	2012	2011
EBITDA margin	**8.8%**	9.2%
Operating profit margin	**4.5%**	4.8%
EBITDA/net interest cover	**6.4x**	7.2x
Effective tax rate	**17.8%**	16.0%
Shareholder return	**4%**	3%
Net debt as % of total equity	**28%**	33%
Net debt as % of market capitalisation	**27%**	32%

The Group EBITDA margin declined by 0.4 percentage points as the significant increase in input costs was not fully recovered in selling prices; operating profit margin similarly declined to 4.5%. Management believes that the EBITDA/net interest cover ratio is useful to investors because it matches the earnings and cash generated by the business to the underlying funding costs. With a higher level of net interest in 2012, the multiple of EBITDA to debt-related interest reduced to 6.4 times (2011: 7.2 times), well in excess of our covenant level of 4.5 times and in keeping with our commitment to maintaining an investment grade rating.

The effective tax rate of 17.8% of pre-tax profit was higher than 2011 (16%), reflecting the mix of Group profits by geographical region.

The share price at 31 December 2012 was €15.30, little changed from the 2011 closing price (€15.36); however, with the 2012 dividend at 62.5c, the net return for shareholders for the year was a positive 4%. This follows returns of +3% in 2011, -16% in 2010 and +22% in 2009. At year-end 2012, CRH's market capitalisation was €11.1 billion (2011: €11 billion), ranking the Group at number four in its building materials peer group.

Total shareholders' equity remained unchanged at €10.6 billion, with the net comprehensive income for the year of €0.4 billion offset by dividends of €0.4 billion. Year-end net debt of just under €3 billion was €0.5 billion lower than year-end 2011, and accordingly the percentage of net debt to total equity reduced to 28% (2011: 33%). With year-end market capitalisation broadly in line with year-end 2011, the debt/market capitalisation percentage was also lower at 27% (2011: 32%).

Liquidity and Capital Resources

Table 3 summarises the main cash flows for 2012 and 2011.

Cash flows from operations

Total operating cash inflows amounted to €1,469 million in 2012, a reduction of €27 million compared with 2011, largely as a result of the 5% reduction in profit before tax.

Operating cash outflows decreased to €1,424 million (2011: €1,470 million) mainly due to a lower net working capital outflow. Working capital levels are driven by trends in overall sales and also by seasonal weather patterns. CRH believes that its working capital is sufficient for the Group's present requirements.

Payments during 2012 to address deficits in the Group's defined benefit pension schemes were €50 million higher than 2011. Stable capital

Table 3 Summarised Cash Flow

	2012	2011
Inflows	**€m**	€m
Profit before tax	**674**	711
Depreciation/amortisation (including impairment)	**795**	785
	1,469	1,496
Outflows		
Working capital outflow	**(31)**	(161)
Tax payments	**(134)**	(96)
Pension payments	**(152)**	(102)
Dividends (before scrip dividends)	**(450)**	(445)
Capital expenditure	**(575)**	(576)
Other non-cash items	**(82)**	(90)
	(1,424)	(1,470)
Operating cash inflow	**45**	26
Acquisitions and investments	**(526)**	(610)
Proceeds from disposals	**859**	492
Share issues (including scrip dividend)	**104**	141
Translation	**37**	(59)
Decrease/(increase) in net debt	**519**	(10)

expenditure of €575 million represented 3.1% of Group revenue (2011: 3.2%), amounting to 77% of depreciation (2011: 78%) as we continue to maintain our discipline while investing in the structure of the business.

Operating cash outflows include an adjustment to eliminate non-cash items (such as share of results of associates, profit on disposals and share-based compensation expense) which are included in arriving at profit before tax.

Cash flows from investing and financing activities

The Group completed 36 acquisitions and investment transactions in 2012 at a total cost of €649 million. Excluding net deferred payments of €123 million, the cash outflow for the year was €526 million (2011: €610 million).

Proceeds (including net debt assumed by purchasers) from disposal of non-current assets and businesses amounted to €859 million (2011: €492 million), primarily reflecting the divestment in May 2012 of our 49% stake in the Portuguese cement business Secil and the disposal of our wholly-owned Magnetic Autocontrol business in April 2012.

Net proceeds from share issues include €88 million (2011: €135 million) arising on the take-up of shares in lieu of dividends, together with proceeds of €16 million (2011: €6 million) from issues under the Group's share option and share participation schemes.

Exchange rate movements during 2012 reduced the euro amount of net foreign currency debt by €37 million principally due to the 2% weakening in the year-end exchange rate of the US Dollar versus the euro, from 1.2939 at end-2011 to 1.3194 at end-2012.

Borrowings and Credit Facilities

An analysis of the components of net debt, together with information on the currency and maturity profile of our debt and on the interest rates applicable to that debt, are set out in notes 21 to 25 to the financial statements.

In January 2012 the Group issued €500 million in 7-year Eurobonds at a coupon rate of 5%, the Group's lowest-ever coupon for a maturity greater than 5 years.

CRH believes that its current cash and liquid resources of €1.8 billion and committed and undrawn facilities of an additional €1.8 billion are sufficient to meet its capital expenditure and other expenditure requirements for 2013.

The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants, details of which are set out in note 24 to the financial statements. CRH was in full compliance with its financial covenants throughout 2012 and 2011.

CRH remains committed to maintaining an investment grade credit rating.

CRH does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on CRH's financial condition.

Financial Risk Management

The Board sets the treasury policies and objectives of the Group, which include controls over the procedures used to manage financial market risks. Details of these policies are set out in note 22 to the financial statements. The Group manages its cash transmission, collection and holding policies and practices in order to minimise the risks arising from continued financial market stresses.

Sarbanes-Oxley Act

For the year ended 31 December 2011, management concluded that internal control over financial reporting was effective; Ernst & Young audited the effectiveness of these controls and issued an unqualified opinion thereon. The 2012 assessment and related auditor's report will be included in the 2012 Annual Report on Form 20-F which will be filed with the Securities and Exchange Commission by the end of the first quarter of 2013.



Americas Products' EnduraMax™ High-Performance Wall System was used in the construction of the West Wood High School in Blythewood, South Carolina, a state-of-the-art 340,000 sq. ft. building, providing an unmatched R-13.6 insulation factor.

Group Operations

Safety receives a high priority across the Group. During 2012, we implemented further strategies and initiatives to enhance safety performance and increase awareness throughout our operations. To address the significant challenges in emerging regions, a rigorous benchmarking process was completed during the year which will enhance our existing structures and support our safety strategies in these regions.

Trading conditions in many of our key markets remained challenging in 2012. We responded with a continued focus on improving efficiencies, adjusting our cost base and increased attention to procurement across the Group. In addition, we continued to adjust our portfolio of investments to strengthen the Group.

We concentrated on actions within our control, scaling our capacity and managing our costs to adapt to changing demand patterns across our businesses. We remain resolute in managing our cost base. Having delivered over €2.2 billion of cost savings in the past 5 years, we have identified further cost reductions of €0.3 billion in the three-year period to the end of 2015.

Our operational teams continued to focus on initiatives to maximise our performance and improve product quality and service to our customers. Examples range from the increased use of alternative fuels in our cement plants and recycled asphalt paving in our heavyside business, through to providing engineered solutions to our customers in building products and delivery optimisation in our distribution networks. In addition, we achieved further progress through Group-wide initiatives, leveraging our size, scale and expertise. Our global procurement programme continued to deliver significant benefits through increased co-ordination and further investment in processes and technology. Above all, the key to the success of these programmes is in the calibre of our teams and collaboration across the Group.

For 2013, we will continue to focus on cost effectiveness and operational performance by combining strong local operations with an effective sharing of Group resources and capabilities. We are confident that these targeted actions taken by CRH will provide sustained benefits to the Group in the years ahead.



"Our operations teams continued to focus on initiatives to maximise our performance and improve product quality and service to our customers. In addition, we achieved further progress through Group-wide initiatives, leveraging our size, scale and expertise."

Albert Manifold

CRH operational snapshot 2012

Europe Materials

	€ million	% of Group	% margin
Sales	2,685	14	
EBITDA	405	25	15.1
EBIT	246	29	9.2

Europe Products

	€ million	% of Group	% margin
Sales	2,481	13	
EBITDA	152	9	6.1
EBIT	18	2	0.7

Europe Distribution

	€ million	% of Group	% margin
Sales	4,140	22	
EBITDA	230	14	5.6
EBIT	154	18	3.7

Geography and products*


Stable Economies 45%
Developing Economies 50%
Austerity Economies 5%


Lightside Building Products 40%
Concrete Products 50%
Clay 10%


DIY 30%
Builders Merchants 50%
SHAP 20%

Sector Exposure*

Residential | Non-residential | Infrastructure


40%
30%
30%


15%
25%
60%


20%
80%

End-use*

New | RMI


20%
80%


35%
65%


30%
70%

Annualised Production Volumes

Cement – 11.3m tonnes*
Aggregates – 45.0m tonnes
Asphalt – 2.3m tonnes
Readymixed concrete – 7.9m cubic metres
Lime – 1.0m tonnes
Concrete products – 3.8m tonnes

*Excludes CRH share of cement (c. 6.1m tonnes) and readymixed concrete (c. 0.6m cubic metres) attributable to associates, Uniland in Spain (26%), Mashav in Israel (25%) and Yatai Building Materials in China (26%).

Annualised Production Volumes

Architectural concrete – 5.0m tonnes
Precast concrete – 5.6m tonnes
Clay – 2.0m tonnes
Fencing and security – 3.5m lineal metres

Outlets

Builders merchants – 426
DIY – 238
SHAP – 119

Americas Materials

	€ million	% of Group	% margin
Sales	4,971	27	
EBITDA	566	35	11.4
EBIT	282	34	5.7

Americas Products

	€ million	% of Group	% margin
Sales	2,806	15	
EBITDA	204	12	7.3
EBIT	86	10	3.1

Americas Distribution

	€ million	% of Group	% margin
Sales	1,576	9	
EBITDA	83	5	5.3
EBIT	59	7	3.7

Geography and products*



West
35%
East
65%



Building Envelope
20%
Architectural Products
50%
Precast
25%
South America
5%



Interior
25%
Exterior
75%

Sector Exposure*

Residential | Non-residential | Infrastructure



10%
25%
65%



10%
35%
55%



50%
50%

End-use*

New | RMI



35%
65%



35%
65%



55%
45%

Annualised Production Volumes

Aggregates – 124.9m tonnes
Asphalt – 40.7m tonnes
Readymixed concrete – 6.1m cubic metres

Annualised Production Volumes

Concrete masonry, patio products, pavers and rooftiles – 8.1m tonnes
Pre-packaged concrete mixes – 2.2m tonnes
Clay bricks, pavers and tiles – 0.9m tonnes
Pre-packaged lawn & garden products – 3.6m tonnes
Precast concrete products – 1.0m tonnes
Pipe and prestressed concrete – 0.4m tonnes
Building envelope products – 9.6m metres² glass
Fencing products – 10.7m lineal metres

Outlets

Exterior products – 136
Interior products – 48

** Based on 2012 EBITDA*

Operations Review – Materials

CRH operates strong vertically-integrated primary materials businesses which have strategically located long-term reserves, balanced end-use exposure and leading market positions in all its major markets.


FINNSEMENTTI


CATERPILLAR

Top: Finnsementti's new cement terminal in Vihreäsaari harbour, Oulu, opened in May 2012. It stands 46 metres high with storage capacity of 14,000 tonnes.

Bottom: CRH Tilcon employees at work on the iconic George Washington Bridge, New York. The project included the removal and replacement of deck panels using c.2,000 tonnes of speciality asphalt mix.

Europe Materials

Europe Materials' strategy is to build strong vertically-integrated regional positions. Operating in 17 countries, the business is founded in resource-backed cement and aggregates assets which support the manufacture and supply of cement, aggregates, concrete and asphalt products. With a network of well-invested facilities, Europe Materials focuses on operational excellence initiatives which include production efficiencies, greater use of alternative fuels and manufacture of low carbon cements, while the scale of our operations provides economies in purchasing and logistics management.

Development focus is centred on bolt-on acquisitions for synergies, reserves and further vertical integration in addition to opportunities in contiguous regions to extend and strengthen regional positions. Europe Materials has championed CRH's entry into developing markets that offer long-term growth potential, with entry via cement and aggregates assets and the potential to roll out its operational excellence programmes and vertical-integration approach over time. In total, Europe Materials employs approximately 10,700 people at close to 590 locations.



Americas Materials

Americas Materials' strategy is to build strong regional leadership positions underpinned by well-located, long-term reserves. Operating in 44 states with 13 billion tonnes of permitted aggregates reserves of which c.80% are owned, this business is vertically-integrated from primary resource quarries into aggregates, asphalt and readymixed concrete products. With 65% exposure to infrastructure, the business is further integrated into asphalt paving services through which it is a principal supplier of product to highway repair and maintenance demand.

Our national network of operations and deep local market knowledge drive local performance and national synergies in procurement, cost management and operational excellence. In a largely unconsolidated sector where the top ten industry participants account for just 30% of aggregates production, 25% of asphalt production and 20% of readymixed concrete production, CRH is structured and positioned to participate as the industry consolidates further. Americas Materials employs approximately 18,300 people in over 1,200 operating locations.




Northeastern China
Andhra Pradesh, India

Market leadership positions

Cement

Top10	Western Europe
No.1	Finland, Ireland
No.2	Switzerland
No.3	Poland, Ukraine
No.1	Aegean Region - Turkey (50%)
No.1	Northeast China (26%)
No.2	Andhra Pradesh, India (50%)

Aggregates

No.1	Finland, Ireland,

Asphalt

No.1	Ireland

Readymixed concrete

No.1	Finland, Ireland
No.2	Switzerland

Agricultural & chemical lime

No.1	Ireland
No.2	Poland

Concrete products

No.1	Blocks and rooftiles, Ireland
No.1	Pavers, Poland

Reserves

Physical location	Proven & probable million tonnes	Years to depletion
Cement		
Ireland	130	86
Poland	64	17
Switzerland	10	7
Ukraine	104	53
Other	234	73
Aggregates		
Finland	188	12
Ireland	875	78
Poland	249	28
Spain	61	48
Other	245	30
Lime		
Ireland/Poland	49	42
Total Europe	**2,209**	



Market leadership positions

Asphalt

No.1	National producer

Aggregates

No.3	National producer

Readymixed concrete

Top 3	National producer

Reserves

Physical location	Proven & probable million tonnes	Years to depletion
Aggregates		
East	8,789	129
West	4,198	87
Cement		
American Cement	10	39
Total Americas	**12,997**	
Total Materials	**15,206**	

Europe Materials

Results					Analysis of change				
€ million	% Change	2012	2011	Total Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	-10%	2,685	2,985	-300	-222	+78	-182	-	+26
EBITDA	-7%	405	436	-31	-11	+14	-40	+6	-
Operating profit	-7%	246	264	-18	-8	+9	-24	+6	-1
EBITDA/sales		15.1%	14.6%						
Op.profit/sales		9.2%	8.8%						

EBITDA and operating profit exclude profit on disposals
Gains from CO_2 trading were €31 million (2011: €38 million)
Pension curtailment gains were €30 million (2011: €12 million)

Restructuring costs amounted to €13 million (2011: €19 million)
No impairment charges were incurred (2011: nil)

A slowdown in construction activity in central Europe together with continuing declines in western and southwestern Europe resulted in a reduction of 7% in like-for-like sales. The impact of divestments during the year exceeded contributions from acquisitions, and both EBITDA and operating profit were lower than last year.

The results reported above include gains from pension curtailments and CO_2 trading. Despite lower volumes, margins excluding these gains, which are also excluded from the regional comments below, were similar to 2011 reflecting the benefit of our continued focus on cost containment and efficiency measures.

Development spend of €103 million comprised four acquisitions/investments, the more significant of which were the acquisition of a readymixed concrete and concrete products business in Finland together with further investment in our associate Yatai Building Materials as it continued to expand its presence in northeastern China. The divestment of the Group's 49% holding in Secil in Portugal was completed in May.

Central and Eastern Europe (40% of EBITDA)

Construction activity in Poland contracted during 2012, reflecting completion of projects associated with the June 2012 European football championship and a sharp decline in infrastructure road projects as a number of contractors experienced financial difficulties. Notwithstanding this, construction activity in infrastructure remained at a level consistent with 2011. The residential market continued to be sluggish with the tightening of mortgage lending criteria and some weakening in residential prices. While national cement volumes for the year were down 17%, our volumes declined by 11%. Pricing remained under pressure throughout the year in most of our product lines and overall operating profit declined. In Ukraine the strong increase in cement volumes in the first half was reversed in the second half of the year, affected by the completion of European football championship projects and the national cement market finished down 5% compared with 2011. However, with the benefit of our new cement plant and the acquisition in Odessa that was completed in 2011, our volumes increased by 32% and operating profit improved significantly due to better pricing and our low cost producer advantage.

Switzerland, Finland, Benelux (45% of EBITDA)

Overall construction spend in Switzerland was up slightly in 2012. The downstream businesses of aggregates and readymixed concrete remained strong; however, cement volumes were down 8% due mainly to poor weather in the early part of the year. Sales prices, particularly in cement, remained under pressure due to the strong Swiss Franc, and operating profit was lower than in 2011. In Finland, construction output declined in 2012 mainly due to lower residential starts, and our cement volumes declined by 6%. While our businesses delivered price increases in cement, aggregates and readymixed concrete, operating profit was lower than in 2011. In the Benelux, our readymixed concrete and aggregates business in the Netherlands was impacted by a 7% decline in construction activity levels and operating profit was lower than in 2011. In Belgium the cement grinding business acquired in mid-2011 performed somewhat behind expectations.

Ireland, Spain (5% of EBITDA)

Construction activity in Ireland continued to fall with domestic cement volumes 17% lower than in 2011. Our cost and capacity reduction programmes continued during the year and with this lower cost base, operating losses reduced. In Spain, while construction activity fell by a further 30% with declines across all sectors, with the benefit of the significant cost reduction initiatives implemented in prior years our results were in line with 2011.

Eastern Mediterranean, Asia (10% of EBITDA)

In Turkey, while domestic volumes for our 50% joint venture in the Aegean region were in line with 2011, export volumes increased resulting in a total volume increase of 3%; however, operating profit was lower due mainly to domestic pricing pressure in the second half. Cement volumes in our 50% joint venture in Southern India increased as the business continued to broaden its market scope; while selling prices also improved, higher input and transport costs resulted in an operating profit similar to 2011. In China a general slowdown in residential, non-residential and infrastructure construction saw a year-on-year decline of 21% in cement demand across the northeast region consequently profits were lower.

Outlook

The 2012 decline in Polish cement volumes is expected to moderate with some potential for improvement as the affected road contracts, currently being re-tendered, should add to construction materials volumes in the second half of 2013. We anticipate flat demand in Ukraine but expect further improvements in margin through cost efficiencies from our new cement plant. In Switzerland we expect an improvement in construction spend in 2013. While a slight decline is expected in Finland, our business will benefit from rationalisation of our readymixed concrete, paving and precast concrete operations following the concrete products acquisition in September 2012. The outlook remains challenging for Ireland and Spain with further volume declines expected in 2013; however, ongoing capacity reduction, cost efficiencies and increased use of alternative fuels should help our businesses to maintain margins. In Southern India relatively flat demand is anticipated in our main Andhra Pradesh market while cement demand in northeast China is expected to pick up in the second half of the year as government spending on infrastructure projects recommences.

Americas Materials

Results					Analysis of change				
€ million	% Change	2012	2011	Total Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+13%	4,971	4,395	+576	+40	+168	-	-	+368
EBITDA	+7%	566	530	+36	-25	+20	-	-5	+46
Operating profit	+7%	282	264	+18	-12	+12	-	-5	+23
EBITDA/sales		11.4%	12.1%						
Op.profit/sales		5.7%	6.0%						

EBITDA and operating profit exclude profit on disposals

Restructuring costs amounted to €14 million (2011: €9 million)
No impairment charges were incurred (2011: nil)

Benign weather conditions early in the year contributed to increased first-half volumes. However, second-half trading proved more challenging with a slower pace of highway contract awards and severe disruption to activity in the northeastern United States in late October/early November due to Hurricane Sandy. Despite this challenging backdrop, which saw a slight reduction in underlying volumes and higher input costs, the combination of focussed commercial and cost actions with solid acquisition contributions resulted in US Dollar operating profit being broadly in line with 2011.

Americas Materials completed 16 acquisitions in 2012 at a total cost of €230 million (spend €108 million net of deferred payments), adding 560 million tonnes of reserves, seven operating quarries, 17 asphalt plants and 11 readymixed concrete plants with annual production of 4.6 million tonnes of aggregates, 1.8 million tonnes of asphalt and 0.4 million cubic metres of readymixed concrete.

Energy and related costs: The proportion that these costs represented of sales was maintained at 2011 levels due to efficiency improvements combined with increased use of recycled materials. The price of bitumen, a key component of asphalt mix, rose by 7% in 2012 following a 14% increase in 2011. Prices for diesel and gasoline, important inputs to aggregates, readymixed concrete and paving operations, increased by 3% and 2% respectively. The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, decreased by 9% as many of our facilities converted to lower cost natural gas. Recycled asphalt and shingles accounted for 20% of total asphalt requirements, an increase from 18% in 2011. Wider use of warm mix asphalt continues to deliver cost benefits while also providing customers with a more workable and eco-friendly product.

Aggregates: Total volumes including acquisitions were flat, with like-for-like volumes down 2%. Compared with 2011, average prices increased by 2% on both an overall and like-for-like basis; however, margins declined slightly due to higher input costs.

Asphalt: While total volumes increased by 2%, like-for-like volumes fell by 2%. Despite the 7% increase in bitumen costs, we were able to limit unit cost increases to 4% due to lower energy input costs and greater use of recycled materials. With an average like-for-like asphalt price increase of 5%, our overall asphalt margin improved in 2012.

Readymixed Concrete: Total volumes including acquisitions increased by 2%, with like-for-like volumes flat compared with 2011. In a very competitive environment, average like-for-like prices increased by 1% but, with a 3% increase in unit cost, margins declined. Operating profit was similar to 2011 driven by acquisitions and lower fixed overhead.

Paving and Construction Services: Overall sales revenue increased by 5% and by 1% on a like-for-like basis. Pricing remained under pressure in a competitive bidding environment; however, efficiency improvements enabled us to maintain overall margins in this segment at 2011 levels.

Regional Performance

East (65% of EBITDA)

The East region, comprising operations in 22 states, the most important being Ohio, New York, Florida, Michigan, New Jersey, Pennsylvania and West Virginia, is organised into four divisions. Our Central division delivered improved profits with price increases and moderate volume growth offsetting higher costs. Our Mid-Atlantic division was bolstered by new acquisitions in 2012 as we focussed on expanding operations in this key market. An improving residential market positively impacted our Southeast division and led to better volumes, prices and profit growth. The Northeast division experienced a decline in operating profit due mainly to the disruption caused by Hurricane Sandy. Overall US Dollar operating profit in our East region was slightly lower than in 2011.

West (35% of EBITDA)

The West region also has operations in 22 states, the most important of which are Utah, Texas, Washington, Missouri, Iowa, Kansas and Mississippi, and is organised into three divisions. Both the core Central West and the Mountain West divisions delivered higher operating profit driven by strong asphalt pricing. The Northwest division experienced difficult market conditions in 2012 and the absence of large infrastructure projects combined with a tepid residential market led to lower profits. Overall operating profit for our West region was maintained in 2012.

Outlook

We expect GDP growth in 2013 to be similar to 2012 and the residential market to continue its recovery. The approval of MAP-21 during 2012 provides stability and certainty regarding levels of highway funding through September 2014. In addition, the increase in the Transportation Infrastructure Finance and Innovation Act (TIFIA) funding will give states greater opportunity to benefit from private sector involvement in highway projects; however, the actual impact on near-term investment remains to be seen. With the roll-off of the final element of the ARRA stimulus package, we expect federal funding to be slightly down in 2013; this is expected to be mostly offset by higher state spending on much needed repair and maintenance.

Overall, we expect 2013 volumes for our mix of business to be relatively flat compared with 2012. Our focus is to achieve further price increases and efficiency improvements and, given a continuation of the relative stability seen in the energy markets over recent months, for operating margin to move ahead.

Operations Review – Products

CRH manufactures products for use in residential, non-residential and, to a lesser extent, infrastructure construction applications. Complementary value-added exterior products include architectural glass, aluminium glazing systems, clay brick and block, outdoor security products and shutters and awnings.





Top: CRH companies Calduran and Dycore came together in the construction of the Eenspan project in Zeewolde, Netherlands. Calduran constructed and assembled the walls of the office block/storage units in Calduran Limestone whilst Dycore supplied the slab flooring.

Bottom: Oldcastle BuildingEnvelope™ played a key role in a major expansion and renovation of Iowa State University's student recreation centre in Ames, Iowa, using products that allow for high thermal performance and maximum use of natural light.

Europe Products

Europe Products' strategy is to build and grow scalable businesses in the large European construction markets. The strategy is pursued by increasing the penetration of CRH products, developing positions to benefit from scale and best practice. We create competitive advantage through product, process and end-use innovation, while maintaining a balanced exposure to demand drivers.

Operating in 21 countries, this business is a regional leader in concrete products, concrete landscaping, clay products, construction accessories and outdoor security. Leveraging the benefits of our regional platforms, we realise operational and procurement synergies across the network. Pan-European product development provides construction solutions which increase efficiencies on site, creating more design freedom for architects while enhancing the built environment and reducing energy consumption of buildings. Europe Products' development strategy is to further penetrate the growing RMI markets of developed Europe and to broaden the product range in developing regions as construction markets in those regions become more sophisticated. This segment employs approximately 16,100 people at close to 400 operating locations.



Americas Products

Americas Products' strategy is to build an optimised portfolio of businesses which offer leadership positions across a balanced range of product markets and end-use segments. Our activities are organized into three product groups under the Oldcastle name: Architectural Products (concrete masonry and hardscapes, clay brick, packaged lawn and garden products, packaged cement mixes, fencing), Precast (utility, drainage and structural precast, construction accessories) and BuildingEnvelope™ (glass and aluminium glazing systems). A coordinated approach at both a national and regional level achieves economies of scale and facilitates sharing of best practices which drive operational and commercial improvement. Through Oldcastle's North American research and development centres, a continuous pipeline of innovative value-added products and design solutions is maintained.

Operating in 40 states, CRH has the breadth of product range and national footprint to provide a national service to customers with the personal touch of a local supplier. Focussing on strategic and national accounts, the new Oldcastle Building Solutions initiative provides an additional platform for growth as it is uniquely positioned in the industry to offer solutions to customers across all phases of building construction. Employees total approximately 15,500 at over 400 locations.




Inner Mongolia
Malaysia
Australia

Market leadership positions

Architectural concrete products

No.1 paving products: Benelux, France, Slovakia
No.1 paving/landscape walling: Germany
No.1 architectural masonry: UK
No.2 paving products: Denmark

Structural concrete products

No.1 precast flooring: Benelux
No.1 precast architectural concrete: Denmark
No.2 utility precast: France
No.1 precast structural elements: Hungary, Switzerland
No.1 concrete fencing and lintels: UK

Clay products

No.1 facing bricks: UK
No.3 facing bricks, pavers and blocks: Europe

Construction accessories

No.1 Western Europe

Fencing & security

No.1 security fencing and perimeter protection: Europe

Shutters & awnings

No.1 Netherlands
No.3 Germany


South America

Market leadership positions

Architectural products

No.1 paving and patio: North America
No.1 masonry: United States
No.2 packaged cement mixes: United States
No.2 packaged lawn and garden products: United States

Precast concrete products

No.1 precast concrete utility products: United States

Clay products

No.1 brick: northeast and midwest United States
No.1 rooftiles: Argentina
No.3 floor and wall tiles: Argentina

Building envelope solutions

No.1 North America

Construction accessories

No.2 United States

Fencing products

No.2 fencing distributor and manufacturer: United States

Europe Products

Results					Analysis of change				
€ million	% Change	2012	2011	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	-6%	2,481	2,648	-167	-111	+125	-207	-	+26
EBITDA	-22%	152	194	-42	-51	+15	-6	-3	+3
Operating profit	-73%	18	66	-48	-48	+9	+1	-12	+2
EBITDA/sales		6.1%	7.3%						
Op.profit/sales		0.7%	2.5%						

EBITDA and operating profit exclude profit on disposals
Pension curtailment gains were nil (2011: €17 million)

Restructuring costs amounted to €27 million (2011: €24 million)
Impairment charges of €24 million were incurred (2011: €15 million)

Europe Products experienced very difficult trading conditions in 2012. In particular, the first quarter was significantly impacted by an extremely harsh winter and Eurozone economic difficulties continued to affect business confidence, especially in the Netherlands. Although the negative trend eased somewhat in the second half of the year, overall like-for-like sales were down 4% on 2011. In response to these difficult trading conditions, we implemented significant cost reductions, rationalisation and plant closures.

Acquisition spend for the year amounted to €151 million on a total of four transactions, of which the largest was the acquisition of a European RMI-oriented Shutters & Awnings business in Germany. The divestments impact above mainly reflects the sale in 2011 of our Insulation and Climate Control business together with the disposal in 2012 of our German-based access controls business.

Concrete Products (50% of EBITDA)

Concrete Products was significantly affected by difficult trading conditions in the Netherlands, Germany, Belgium and France, but the impact was partly offset by improvements in Denmark and Eastern Europe. Further significant cost reduction initiatives have been implemented across all activities and countries. Lower trading combined with restructuring costs resulted in operating profit falling significantly below last year.

The Architectural operations (tiles, pavers, blocks) were negatively impacted by the deteriorating market backdrop in the Netherlands, Belgium and France. Sales were lower than in 2011 due to continuing weak consumer confidence and lower government spending in landscaping and civil network products in France, in particular. Despite lower sales and operating profit compared with 2011, our German landscaping activities performed better than expected given the challenging market conditions.

Our Structural business experienced very difficult market conditions in the Netherlands where residential and non-residential construction activity declined. Further restructuring initiatives were announced and are being implemented in order to adjust our cost base and production footprint to the changed market conditions. In Belgium we also saw a negative impact on sales and operating profit due to continuing market deterioration, but this was partly offset by the continued strong performance of our specialities business, which supplies the residential, industrial and agricultural sector. Our business in Denmark continued to perform strongly and showed further improvement in operating profit compared with last year. Trading conditions for our activities in Eastern Europe, especially Hungary and Poland, showed improvement and operating profit increased.

Clay Products (10% of EBITDA)

Both new and repair and maintenance activity declined in the United Kingdom in 2012 and industry brick volumes were down 3% versus last year. While we also saw lower volumes at our UK brick business we achieved higher average prices and, excluding the pension gain in 2011, operating profit was maintained broadly in line with last year. Difficult trading conditions were experienced in Mainland Europe, with particularly challenging markets in the Netherlands. This resulted in lower overall sales and operating profit for our Clay business.

Lightside Building Products (40% of EBITDA)

Lightside Building Products activities also showed a decline compared with 2011 but not to the same extent as our Concrete and Clay Products activities.

The Outdoor Security business was negatively impacted by the very difficult trading conditions across Europe, as sales and operating profit in the Netherlands, Germany, France and the UK declined. However, the performance of our Nordic and Mobile Fencing activities was broadly in line and Germany in particular has begun to benefit from restructuring activities started in 2011.

During 2012, our footprint in the attractive RMI-focussed Shutters & Awnings segment was significantly expanded by an acquisition in Germany. The underlying Shutters & Awnings business in the Netherlands was impacted by negative economic sentiment and operating profit, while still at a satisfactory level, was lower than in 2011.

In Construction Accessories operating profit was lower due to strong price competition in Mainland European markets. In contrast, the UK market experienced increased levels of activity in the London area. Our activities in China, after a difficult start, are making progress. In April 2012, we acquired a business in southeast Asia, expanding our footprint in this developing region.

Outlook

Our Products businesses are predominantly located in the Netherlands, Germany, Belgium and France and are principally exposed to new construction. We expect 2013 to be another difficult year with little progress on 2012. We believe that market conditions in the Netherlands, Belgium, UK and France will be challenging and we are cautious about Germany. We are more positive about Denmark, the Nordic countries and growth outside of Europe, especially in Asia. Against this backdrop, we will continue our efforts to reduce our cost base, rationalise our manufacturing footprint and adapt to market conditions.

Americas Products

Results					Analysis of change				
€ million	% Change	2012	2011	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	+18%	2,806	2,378	+428	+174	+67	-	-	+187
EBITDA	+24%	204	164	+40	+21	+5	-	+2	+12
Operating profit	+105%	86	42	+44	+39	+1	-	+2	+2
EBITDA/sales		7.3%	6.9%						
Op.profit/sales		3.1%	1.8%						

EBITDA and operating profit exclude profit on disposals

Restructuring costs amounted to €2 million (2011: €4 million)
Impairment charges of €4 million were incurred (2011: €4 million)

2012 saw good progress for our Americas Products segment helped by a strong recovery in residential construction in the United States and an ongoing pick-up in overall economic activity. Like-for-like sales were 7% ahead of last year. The combination of input cost pressures and very competitive pricing required a continued tight focus on operational excellence initiatives. Nevertheless, with the benefit of organic growth, market share gains and cost reduction initiatives, the segment achieved a significant increase in US Dollar operating profit and growth in both EBITDA and operating profit margins.

Americas Products completed 9 acquisitions in 2012 for a total spend of €112 million. Of particular note was the acquisition by our Architectural Products Group (APG) of paver plant facilities in Ontario, Canada (3) and in Florida (4), increasing our market share in Ontario and extending the reach of our Florida operations to the southwest of the state with resultant transportation benefits. The acquisition of 5 packaged cement mix plants in Texas further strengthened APG's national presence in packaged concrete products. The Precast group acquired 5 plants in California further consolidating its leadership position in this large market and facilitated our objective of expanding into new precast product segments in this state, including bridge girders, manholes and box culverts.

Architectural Products (50% of EBITDA)

APG supplies a broad range of concrete masonry and hardscape products, packaged products, clay brick, fencing and lightweight aggregates to the construction industry, with the DIY and professional RMI segments being significant end-users. The business benefited from good weather early in 2012 and from an improving residential construction market although APG's non-residential construction market segments remained weak. Activity was more robust in the west and the south but remained challenged in the northeast and midwest. The improving housing market, product innovation and effective marketing drove gains across our business, while further cost reduction measures were implemented to offset the impact of higher input costs. Overall, APG recorded an increase in operating profit for the year on a 3% increase in like-for-like sales.

Precast (25% of EBITDA)

The Precast business saw an improved market environment in 2012 and registered solid gains as targeted growth initiatives began to deliver. Improvements were seen in all regions with particular progress in many hard-hit Sunbelt markets. Commercial and infrastructure markets remained subdued but energy and environment-related markets were positive. In our traditional precast products, volumes increased 19% over 2011. Our enclosures business showed further improvement in profitability and the construction accessories business posted better results. Overall the Precast group's like-for-like sales increased by 12% and operating profit advanced significantly.

BuildingEnvelope™ (20% of EBITDA)

Commercial building activity showed only a modest improvement in 2012, resulting in another year of challenging market conditions for this business. Despite these conditions, our initiatives to gain market share and differentiate the business through innovative technology drove top-line growth. The pricing environment remained difficult, especially for larger project work. However, organic sales rose 8% with improvements well balanced across regions. Our Engineered Glazing Systems business, which had held up well as large projects were completed during 2011, was impacted by somewhat lower activity levels in 2012. Our traditional Architectural Glass and Storefronts business benefited from a focus on increased commercial RMI spend. Our focus on tight cost controls, quality and improved processes resulted in higher overall operating profit for the business.

South America (5% of EBITDA)

Results for our operations in Argentina were slightly lower than in 2011, with improved results in our clay block operation offset by continuing price competition and cost inflation pressures in our tile business. Our Chilean businesses had another year in which operating profit improved. Overall, sales for our South American operations were higher and operating profit was slightly better than in 2011.

Outlook

A gradual recovery in residential construction activity is underway. The non-residential and infrastructure sectors typically lag residential demand and are therefore expected to be stable with only modest growth in the near term. Given our business mix, we expect further organic sales growth in 2013. This growth, combined with the impact of recent acquisitions and further benefits from the cost reduction measures taken in recent years, is expected to contribute to further improvement in our operating profit and margins in the year ahead.

Operations Review – Distribution

CRH distributes building materials to general building contractors, Sanitary, Heating and Plumbing (SHAP) specialist contractors and Do-It-Yourself (DIY) customers in Europe and to professional roofing/siding and interior products contractors in the United States.


BOUW MAAT
VAKKRA
DEWALT
BOUW



Top: CRH Bouwmaat, builders merchants in the Netherlands, provide a one-stop wholesale cash and carry facility with a wide range of products to meet the needs of contractors in the RMI market.

Bottom: Allied, CRH's distribution brand in the United States, supplied the tiles needed to reconstruct the roof of New Hope Presbyterian Church in Castle Rock, Colorado, following a severe hail storm in June 2012.

Europe Distribution

Europe Distribution's strategy is to seek opportunities to increase its network density in the largely unconsolidated core European markets while also investing in other attractive segments of building materials distribution. Organisational initiatives leverage expertise between DIY and builders merchants and use best-in-class IT to deliver operational excellence, optimise the supply chain and provide superior customer service.

From a solid base in the Netherlands, CRH has expanded its leading Builders Merchants positions in Switzerland, Germany, Austria and France in addition to growing its DIY "Gamma" format in the Benelux. Substantial opportunities remain to increase our existing network in core European markets and to establish new platforms aimed at growing our exposure to RMI market demand. An example is CRH's entry into the developing SHAP distribution market through the acquisition of a Swiss provider of high-end sanitary ware, since replicated in contiguous markets in Germany and Belgium. Europe Distribution employs approximately 11,900 people at over 780 operating locations.

Americas Distribution

Americas Distribution's strategy is focussed on being the supplier of choice to the professional roofing and siding contractor and to applying this successful distribution model to the Interior Products segment. Demand in the Exterior Products business is largely influenced by residential and commercial replacement activity with the key products having an average life span of 25 years. The Interior Products division has less exposure to replacement activity as demand is largely driven by the new commercial construction market. State-of-the-art IT, disciplined and focussed cash management and well-established procurement and commercial systems support supply chain optimisation and enable CRH to provide superior customer service.

Operating in 31 States, growth opportunities include investment in new regions, in complementary private label and energy-saving product offerings, and in other attractive building materials distribution segments that service professional dealer networks. Employees total approximately 3,500 at over 180 operating locations.



Market leadership positions

Builders merchants

No.1 Austria
No.1 Netherlands
No.1 Switzerland
No.1 Northern Germany
No.1 France: Burgundy, Franche-Comte and Rhône-Alps
No.2 Ile-de-France

DIY stores

No.1 Netherlands*
No.3 Belgium*
No.5 Germany**
No.2 (joint) Portugal (50%)

** Member of Gamma franchise*
*** Member of Hagebau franchise*

SHAP

No.2 Belgium
No.3 Northern Germany
No.2 Switzerland



Market leadership positions

Roofing/siding distributor

No.3 United States

Interior products distributor

No.3 United States


Alaska


Hawaii

Europe Distribution

Results					Analysis of change				
€ million	% Change	2012	2011	Total Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	-5%	4,140	4,340	-200	-294	+65	-	-	+29
EBITDA	-14%	230	267	-37	-42	+2	-	+1	+2
Operating profit	-19%	154	190	-36	-42	+1	-	+3	+2
EBITDA/sales		5.6%	6.2%						
Op.profit/sales		3.7%	4.4%						

EBITDA and operating profit exclude profit on disposals

Restructuring costs amounted to €3 million (2011: €4 million)
No impairment charges were incurred (2011: €2 million)

Adverse weather conditions in the early months of 2012 combined with weaker market demand in the Netherlands and Switzerland resulted in a sharp decline in first-half profits. However, despite continuing market weakness, a disciplined approach to pricing combined with strong cost and procurement management delivered a robust second-half trading performance with both EBITDA and operating profit margins in line with the period from July to December 2011. As a result, the full-year EBITDA decline was limited to 14% (down 26% in the first-half) while full-year operating profit fell 19% compared with a first-half decline of 35%.

In 2012 Europe Distribution continued to expand its Sanitary, Heating and Plumbing business and added two Belgian specialist merchants with a total of 16 branches, strengthening our market presence in what is a key market for the segment. In the Netherlands we acquired a specialist merchant of finishing products, adding 6 branches to the Dutch Professional Builders Merchants business.

Professional Builders Merchants (50% of EBITDA)

With 426 locations in six countries, Professional Builders Merchants has strong market positions in all of its regions. Overall operating profit for this business was lower than in 2011.

Markets in the Benelux were weak in 2012 and this resulted in lower sales and operating profit. Sales levels in France were slightly lower compared with 2011 but operating profit was maintained due to the strong focus on costs, purchasing and pricing. Our operations in Switzerland saw a decline in sales impacted by the severe winter weather and the strength of the Swiss Franc which affected competitiveness; however, strict cost control measures alleviated the impact on operating profit. Austria again showed a strong performance and for the fourth year in a row reported an increase in operating profit. In Germany like-for-like sales decreased during 2012 due to poor early weather and a weak garden season; as a result, profits fell short of 2011 levels.

DIY (30% of EBITDA)

Our DIY platform in Europe operates a network of 238 stores under four different brands; Gamma and Karwei in the Benelux, Bauking in Germany and MaxMat in Portugal. Overall operating profit for DIY was behind 2011.

In the Netherlands, continued weakness in consumer confidence put pressure on sales levels; however, the adverse impact on operating profit was lessened due to specific purchasing initiatives and good cost control. In Belgium our network of 19 stores reported an increase in operating profit as a result of continued progress realised on operational effectiveness. With consumer confidence also under pressure in Germany during the latter part of the year, operating profit for our 48-store DIY network in Germany declined. Despite a very difficult economic environment in Portugal, operating profit was in line with 2011.

Sanitary, Heating and Plumbing ('SHAP') (20% of EBITDA)

Our SHAP business services the specialist needs of plumbers, heating specialists and installers, and of gas and water technicians. With a total of 119 branches in three countries and annualised turnover of almost €600 million, this business is developing in line with our strategy to build a European platform in this growing RMI-focussed channel. With the benefit of acquisitions during the year, operating profit was well ahead of 2011. Our businesses in Germany and Switzerland performed well in 2012 delivering improvements in sales and operating profit compared with 2011. The business in Belgium performed strongly and once more exceeded expectations.

Outlook

After a difficult 2012 we believe that market conditions will remain weak in 2013, albeit at different levels in the various markets we operate in. Our expectations for the German, Austrian, Swiss and Belgian markets are more favourable than our outlook for the markets in the Netherlands and France. We therefore expect 2013 to be challenging, due mainly to the difficult outlook for the Dutch economy, and we remain focussed on delivering further savings from our operational excellence programmes.

Americas Distribution

Results					Analysis of change				
€ million	% Change	2012	2011	Total Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+18%	1,576	1,335	+241	+29	+100	-	-	+112
EBITDA	+28%	83	65	+18	+9	+4	-	-	+5
Operating profit	+31%	59	45	+14	+9	+1	-	-	+4
EBITDA/sales		5.3%	4.9%						
Op.profit/sales		3.7%	3.4%						

EBITDA and operating profit exclude profit on disposals

Restructuring costs amounted to €1 million (2011: €1 million)
No impairment charges were incurred (2011: nil)

Americas Distribution, trading as Allied Building Products ('Allied'), saw contrasting patterns across its main trading activities in 2012. Our Exterior Products business had a strong first half due to an unusually warm winter and momentum from prior year, but experienced a more challenging second half as re-roofing demand weakened and competition for work intensified. In contrast, the Interior Products business showed continuing improvements in both volumes and pricing throughout the year. With total like-for-like sales up by 2%, and incremental contributions from acquisitions completed in 2011, overall US Dollar sales and operating profit were ahead of last year.

The ongoing evolution of Allied's organisational structure provided further consolidation and efficiency opportunities. Management maintained its focus on logistics, pricing initiatives and administrative rationalisation to enable greater control and scalability. As we continued to simplify our branch operating structure, smaller regions were merged in order to improve acquisition integration and enhance operating synergies. The result of the ongoing efforts in these areas is evident in the improvement in both EBITDA and operating profit margins.

Development activity in 2012 was quiet following a busy year in 2011. Two greenfield locations were added to strengthen existing market positions and provide scope for further growth. The acquisition impact shown above primarily reflects the 15-branch Minnesota-headquartered Exterior Products distributor that was acquired in December 2011.

TriBuilt, Allied's proprietary private label brand (5% of sales), continued to show strong growth in 2012. In addition, new customer service initiatives were implemented to further differentiate Allied in the marketplace. Overall, progress was made in 2012 to increase brand recognition and build strong customer loyalty.

Exterior Products (75% of EBITDA)

Allied is the third largest roofing and siding distributor in the United States. Demand is influenced by residential and commercial replacement activity (75% of sales volume is RMI-related) with key products having an average life span of 25 years. All regions within the Exterior Products business were profitable in 2012 and the full-year impact of 2011 acquisitions added to the sales and operating profit of the northern plains/upper midwest markets. However, competitive pressures across the industry in the second half of 2012 impacted margins in both acquired and heritage businesses. In late-October 2012, our operations in the New York/New Jersey area were severely impacted by Hurricane Sandy but December saw some benefit as post-hurricane repair and refurbishment work commenced.

Interior Products (25% EBITDA)

Allied is also the third largest Interior Products distributor in the United States. This business sells wallboard, steel studs and acoustical ceiling systems to specialised contractors, and has low exposure to weather-driven replacement activity. It is heavily dependent on the new commercial construction market which has been at historically low levels in recent years. Activity in this business finished the year on a strong note. Wallboard volumes and prices increased in 2012 which resulted in higher sales across all regions and, combined with the benefits of cost reduction programmes undertaken in previous years, contributed to an improvement in operating profit.

Outlook

The overall outlook for 2013 is encouraging as commercial and residential construction is expected to show improvement. While the full effect of Hurricane Sandy on our business in New York/New Jersey is not yet known, we do expect it to give rise to increased activity in 2013 as repairs to the extensively damaged residential areas in coastal New Jersey, New York and Long Island gather momentum. Another year of growth is expected in the Interior Products business, as wallboard volumes and pricing are expected to increase. From a development perspective, our deal pipeline remains robust in both segments of the business. Overall, with the continued benefit of consolidation and cost reduction measures, we are looking to a year of further progress in 2013.

Board of Directors



Executive Directors

M. Lee
Chief Executive

Appointed to the Board: November 2003

Age: 59

Committee membership: Acquisitions Committee
Finance Committee

External appointments: Non-executive director of IBEC Limited, a business and employers organisation.

A. Manifold
Chief Operating Officer

Appointed to the Board: January 2009

Age: 50

Committee membership: Acquisitions Committee

M. Carton
Finance Director

Appointed to the Board: May 2010

Age: 54

Committee membership: Acquisitions Committee
Finance Committee

External appointments: Director of The British Irish Chamber of Commerce, a business and employers organisation.

M. Towe
Chief Executive Officer Oldcastle, Inc.

Appointed to the Board: July 2008

Age: 63

Committee membership: Not applicable

Biographies of the Executive Directors are shown on page 11

Ernst Bärtschi — Non-executive Director

Appointed to the Board:	October 2011
Nationality:	Swiss
Age:	60

Committee membership: Audit Committee (*Financial expert*)

Skills and experience: Ernst was Chief Executive of Sika AG, a manufacturer of speciality chemicals for construction and general industry, until 31 December 2011. Prior to joining Sika, he worked for the Schindler Group and was Chief Finance Officer between 1997 and 2001. Over the course of his career he has gained extensive experience in India, China and the Far East generally.
Qualifications: LIC.OEC.HSG

External appointments: Member of the board of Bucher Industries AG, a mechanical and vehicle engineering company based in Switzerland and a member of the advisory board of China Renaissance Capital Investment Inc., a private equity investment company in Hong Kong, China.

Utz-Hellmuth Felcht — Non-executive Director

Appointed to the Board:	July 2007
Nationality:	German
Age:	65

Committee membership: Acquisitions Committee; Finance Committee

Skills and experience: Utz-Hellmuth was, until May 2011, Chairman of the Supervisory Board of Süd-Chemie Aktiengesellschaft. He was also Chief Executive of Degussa AG, Germany's third largest chemical company, until May 2006.

External appointments: Partner in the private equity group One Equity Partners Europe GmbH; Chairman of the Supervisory board of German rail company Deutsche Bahn AG; director of Jungbunzlauer Holding AG.

William (Bill) Egan — Non-executive Director

Appointed to the Board:	January 2007
Nationality:	United States
Age:	67

Committee membership: Nomination and Corporate Governance Committee; Remuneration Committee

Skills and experience: Bill is founder and General Partner of Alta Communications and Marion Equity Partners LLC, Massachusetts-based venture capital firms. He is past Chairman of Cephalon Inc, and past President and Chairman of the National Venture Capital Association.
Qualifications: BA, MBA.

External appointments: Director of the Irish venture capital company Delta Partners Limited and also serves on the boards of several communications, cable and information technology companies.

Nicky Hartery — Chairman

Appointed to the Board:	June 2004
Nationality:	Irish
Age:	61

Committee membership: Acquisitions Committee; Finance Committee; Nomination and Corporate Governance Committee; Remuneration Committee

Skills and experience: Nicky was Vice President of Manufacturing and Business Operations for Dell Inc.'s Europe, Middle East and Africa (EMEA) operations from 2000 to 2008. Prior to joining Dell, he was Executive Vice President at Eastman Kodak and previously held the position of President and Chief Executive Officer at Verbatim Corporation, based in the United States.
Qualifications: C.Eng, FIEI, MBA.

External appointments: Chief Executive of Prodigium, a consulting company which provides business advisory services; non-executive director of Musgrave Group plc, a privately owned international food retailer, and of Eircom Limited, a telecommunications services provider in Ireland.



Taken during a visit to the APG Research and Development facility in Montreal, Canada.

Left to right: Bill Egan, Mark Towe, Maeve Carton, Albert Manifold Dan O'Connor, John Kennedy, Nicky Hartery, Jan Maarten de Jong, Utz-Hellmuth Felcht, Ernst Bärtschi, Myles Lee, Heather Ann McSharry.

Jan Maarten de Jong — Non-executive Director

Appointed to the Board: January 2004

Nationality: Dutch

Age: 67

Committee membership: Audit Committee (*Financial expert*)

Skills and experience: Jan Maarten is a member of the Supervisory Board of Heineken N.V. He is a former member of the Managing Board of ABN Amro Bank N.V. and following his retirement he continued to be a Special Advisor to the board of that company until April 2006.

External appointments: Director of a number of European banking, insurance and industrial holding companies, including AON Groep Nederland B.V. and Nutreco N.V.

Heather Ann McSharry — Non-executive Director

Appointed to the Board: February 2012

Nationality: Irish

Age: 51

Committee membership: Audit Committee

Skills and experience: Heather Ann is a former Managing Director Ireland of Reckitt Benckiser and Boots Healthcare and was previously a non-executive director of Bank of Ireland plc.
Qualifications: BComm, MBS.

External appointments: Non-executive director of Greencore Group plc; Chairman of the Bank of Ireland Pension Fund Trustees Board; director of Ergonomics Solutions International, IDA Ireland and the Institute of Directors.

John Kennedy — Non-executive Director

Appointed to the Board: June 2009

Nationality: Irish

Age: 62

Committee membership: Nomination and Corporate Governance Committee; Remuneration Committee

Skills and experience: John is past Chairman of Wellstream Holdings plc. In a 40 year career, he has served as Executive Vice President of Halliburton Company, President of Dresser Enterprises and Chief Operations Officer of Brown and Root Services. He is a past director of the UK Atomic Energy Authority and Integra Group.
Qualifications: M.Sc, BE, C.Eng, FIEE.

External appointments: Non-executive Chairman of Lamprell plc, Maxwell Drummond International Limited, Hydrasun Holdings Limited, Welltec A/S and BiFold Group Limited.

Dan O'Connor — Non-executive Director*

Appointed to the Board: June 2006

Nationality: Irish

Age: 53

Committee membership: Acquisitions Committee; Finance Committee; Nomination and Corporate Governance Committee; Remuneration Committee

Skills and experience: Dan is a former President and Chief Executive Officer of GE Consumer Finance - Europe and a former Senior Vice-President of GE. He was Executive Chairman of Allied Irish Banks, plc until October 2010.
Qualifications: BComm, FCA.

** Dan O'Connor is Senior Independent Director*

Board Committees

	Length of service on Committee
Acquisitions	
N. Hartery, *Chairman*	*0.5 years*
M. Carton	*2.5 years*
U-H. Felcht	*1 year*
M. Lee	*9 years*
A. Manifold	*4 years*
D. O'Connor	*6.5 years*
Audit	
J.M. de Jong, *Chairman**	*9 years*
E. Bärtschi*	*1 year*
H.A. McSharry	*1 year*
Finance	
N. Hartery, *Chairman*	*0.5 years*
M. Carton	*2.5 years*
U-H. Felcht	*5.5 years*
M. Lee	*9 years*
D. O'Connor	*0.5 years*
Nomination and Corporate Governance	
N. Hartery, *Chairman*	*8.5 years*
W. Egan	*5.5 years*
J. Kennedy	*3.5 years*
D. O'Connor	*0.5 years*
Remuneration	
D. O'Connor, *Chairman*	*0.5 years*
W. Egan	*5.5 years*
N. Hartery	*8.5 years*
J. Kennedy	*3.5 years*
Senior Independent Director	
D. O'Connor	

** Audit Committee Financial Expert*

Contents

CRH plc has a secondary listing on The Irish Stock Exchange. For this reason, CRH plc is not subject to the same ongoing listing requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange including the requirement that certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial adviser. Further details on the Group's listing arrangements, including its primary listing on the London Stock Exchange, are set out on page 40.

Corporate Governance Report

Chairman's Introduction

Nicky Hartery
Chairman



The CRH Board is responsible for the leadership, oversight, control, development and long-term success of the Group. We are also responsible for instilling the appropriate culture, values and behaviour throughout the organisation and are committed to maintaining very high standards of corporate governance and ethical business conduct. The Corporate Governance Report sets out in detail CRH's key corporate governance principles and practices, details the way in which the Board operates and outlines how the 2010 UK Corporate Governance Code, which applies to the Company, is implemented. I have highlighted below some of the more important elements of our governance structures and those areas for which I have specific responsibility as Chairman.

Board effectiveness and evaluation

As a non-executive Director since 2004, and Senior Independent Director from May 2008 to May 2012, I have found the CRH Board to be highly effective, composed of knowledgeable individuals with a wide range of business experience, who enjoy working together towards common goals, in an environment where no aspect of the Group and its operations is off-limits for debate and which is characterised by positive interaction between executive and non-executive Directors. One of the many attributes of my predecessor as Chairman, Kieran McGowan, was his ability to foster and support this environment, particularly against the fast-evolving, uncertain economic and financial backdrop of recent times.

When I became Chairman following the Annual General Meeting in May 2012, one of my primary goals was to ensure that the effectiveness of the Board was maintained and, where possible, enhanced and that the Board remains resolutely focussed on fulfilling its responsibilities. I was, therefore, very interested in the feedback from the external Board evaluation exercise carried out in 2012. The outcome, which was very positive, together with the relatively small number of recommendations (outlined on page 42), supported my view that the Board operates very effectively. The outcome was also in line with the results of annual internal Board evaluation exercises. Each Board member participated fully in the external evaluation process and felt that the resulting report and recommendations were helpful and practical. All of the recommendations have been implemented or will, for timing reasons, be implemented during 2013. From my perspective, having an external "sense-check" on the performance of the Board was very useful; it reminded us all that while the Board's performance is "very good", relatively minor and focussed adjustments, for example in the Group's strategic planning processes, can provide a basis for further performance improvements and enable us to better utilise the diverse skills and abilities of individual Board members.

The Board and induction

It has been CRH's practice since the formation of the Group in the 1970s that the roles of Chairman and Chief Executive are not combined. A summary of our respective responsibilities are set out on page 40.

It is also our practice that a majority of the Board comprises non-executive Directors. My non-executive Director colleagues are expected to challenge management proposals constructively and to examine and review management performance in meeting agreed objectives and targets. In addition, they are expected to draw on their experience and knowledge in respect of any challenges facing the Group and in relation to the development of proposals on strategy.

Ernst Bärtschi and Heather Ann McSharry were appointed to the Board in late-2011 and early-2012 respectively. In order to provide them with an in-depth understanding of the Group, Kieran McGowan agreed a comprehensive induction programme with each of them, which was designed to cover their first year on the Board. Following my appointment as Chairman, I met with Ernst and Heather Ann approximately half way through the programme to ensure that it was meeting their needs. I would like to thank both of them and the senior management team for the time and effort they invested in the programme, the details of which are set out on page 42.

My colleagues and I are committed to ensuring that the Board is sufficiently diverse and appropriately balanced, and these are core elements taken into account by the *Nomination and Corporate Governance Committee* when it makes recommendations on Board appointments. The renewal policy is described in detail on page 41. Recent appointments have been very much in keeping with these principles.

Performance appraisal, independence and re-election

I have conducted a formal evaluation of the performance of individual Directors, which included training needs where appropriate. I can confirm that each of the Directors continues to perform effectively and to demonstrate strong commitment to the role. Jan Maarten de Jong was appointed a Director in January 2004 and has entered his tenth year on the Board. Notwithstanding his tenure, we consider him to be independent. In forming this view, we have taken into account his performance as a non-executive Director in terms of the judgement, objectivity and commitment he brings to the Board. We have invited him to serve as a Director for a further period of one year, with the position to be reviewed in 2014. In accordance with the policy adopted in 2011, each Director will retire at the Annual General Meeting on 8 May 2013. I strongly recommend that each of them be re-elected.

Meetings and time commitment

I work closely with the Chief Executive and Company Secretary in setting the agendas of the Board to ensure that sufficient time is allocated to strategy setting and review, performance monitoring, portfolio management, including acquisitions and divestments, succession planning and talent management. The papers for scheduled Board meetings are circulated electronically in the week prior to the meeting. The papers are regarded by the non-executive Directors as being comprehensive. However, following the feedback from the external evaluation process, we have focussed over the past year on rationalising the documentation circulated to the Board. Further details in relation to the agenda items dealt with by the Board throughout the year are set out on page 43.

The Board makes two visits each year to Group operations; one in Europe and one in North America. Each visit lasts between three and five days and incorporates a scheduled Board meeting. In 2012, these visits were to Belgium in Europe and to Montreal in Canada. Since my appointment as Chairman, I have also visited our joint venture in India and in the coming months I will be visiting our operations in Ukraine and our joint venture in China.

Prior to their appointment, potential non-executive Directors are made aware of the calendar of meetings and are asked to confirm that they are able to allocate sufficient time to meet the expectations of their role. My agreement is required before a non-executive Director accepts additional commitments that might impact adversely on the time he or she is able to devote to CRH.

Risk management and ethics

Risk management continues to be the focus of much attention in the context of both the recessionary environment and high profile failures of risk systems in global organisations. The principal strategic risks which the Group faces are set out in the Directors' Report on pages 68 and 69. The Board has delegated responsibility for the monitoring of risk management and internal controls to the *Audit Committee*[1]. However, the Board retains ultimate responsibility for determining the Group's "risk appetite" and annually considers a report in relation to the monitoring, controlling and reporting of identified risks and uncertainties. In recent years management has undertaken a significant review of the Group's risk management framework to ensure that the systems in place are appropriately robust and reflect the organisation structure and diversity of the Group. The Board and management are satisfied that appropriate risk management and internal controls are in place throughout the Group.

The international regulatory environment in which the Group operates continues to evolve in the area of compliance and ethics, with a significant step-up in enforcement activity around the world. Our stakeholders demand transparency from us in terms of business ethics, particularly as we develop a more diverse, global footprint. The Group's policies and procedures are designed to reinforce our high standards of business conduct and ensure our employees everywhere act in a manner consistent with CRH's core values to safeguard our excellent reputation. As outlined on page 46, the Head of Compliance and Ethics reports regularly to the *Audit Committee*.

Conclusion

In summary, I believe that your Board operates very effectively and that the Board's governance structures outlined above and in the remainder of this report are appropriate and robust. As Chairman, I am focussed on ensuring that CRH remains at the forefront of best practice in this area.

Nicky Hartery
Chairman

February 2013

[1] *In accordance with Section 91(6)(b) of the EC (Directive 2006/43) Regulations 2010*

Listings and Corporate Governance Codes

CRH, which is incorporated in Ireland and subject to Irish Company Law, has a premium listing on the London Stock Exchange, a secondary listing on the Irish Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

This report describes CRH's governance principles and practice and the Group's risk management and internal control systems. The report also sets out how CRH applies the main and supporting principles of the 2010 UK Corporate Governance Code (the UK Code) and takes into account the disclosure requirements set out in the corporate governance annex to the listing rules of the Irish Stock Exchange.

A copy of the UK Code can be obtained from the Financial Reporting Council's website, www.frc.org.uk.

Board of Directors

What are the responsibilities of the Board?

There is a formal schedule of matters reserved to the Board for consideration and decision. This includes Board appointments, approval of the Annual Report, the Interim Results, the annual budget, major acquisitions, significant capital expenditure and the strategic plans for the Group. The Group's strategy, which is regularly reviewed by the Board, and its business model are summarised on page 14.

The Board has delegated some of its responsibilities to Committees of the Board. The work of each Committee is set out on pages 44 to 50 of this report.

Individual Directors may seek independent professional advice, at the expense of the Company, in the furtherance of their duties as a Director.

The Group has a Directors' and Officers' liability insurance policy in place.

How do the roles of the Chairman and Chief Executive differ?

The Board has delegated responsibility for the management of the Group, through the Chief Executive, to executive management. There is a clear division of responsibilities, which is set out in writing and has been approved by the Board, between the roles of the Chairman and the Chief Executive. A summary of the respective roles is set out in the table below.

What is the membership structure of the Board?

At present, there are four executive and eight non-executive Directors. Biographical details are set out on pages 11, 36 and 37. We consider the current size and composition of the Board to be within a range which is appropriate. We also believe that the current size of the Board is sufficiently large to enable its Committees to operate without undue reliance on individual non-executive Directors, while being dynamic and responsive to the needs of the Company. The spread of nationalities of the Directors reflects the geographical reach of the Group and we consider that the Board as a whole has the appropriate blend of skills, knowledge and experience, from a wide range of industries, regions and backgrounds, necessary to lead the Company.

None of the executive Directors is a non-executive director of a listed company.


Membership of the CRH Board
Independence
(determined by CRH Board annually)
33%
67%
Independent
Non-independent
Tenure of non-executive Directors
(excluding Chairman)
14%
29%
28%
29%
Years on CRH Board:
0-3 years
3-6 years
6-9 years
9+ years
Gender diversity
17%
83%
Male
Female
Geographical spread (by residency)
17%
8%
50%
25%
Ireland
Mainland Europe
UK
US

Responsibilities of Chairman and Chief Executive

Chairman *is responsible for*
The efficient and effective working of the Board
Ensuring that Board agendas cover the key strategic issues confronting the Group, that the Board reviews and approves management's plans for the Group and that the Directors receive accurate, timely, clear and relevant information
Making certain that the Board applies sufficient challenge to management proposals and examines and reviews management performance in meeting agreed objectives and targets
Overseeing the search for new Board members
Chief Executive *is responsible for*
Full day-to-day operational and profit performance of the Group and is accountable to the Board for all authority delegated to executive management
Executing strategy agreed with the Board and reporting regularly on the progress and performance of the Group
Co-ordinating and overseeing the profitable growth of a diverse group of international businesses
Maximising the contribution of senior management to business planning, operational control and profit performance

How does the Board plan for succession and what is its policy on diversity?

The Board plans for its own succession with the assistance of the *Nomination and Corporate Governance Committee*. For non-executive appointments, independent consultants are engaged to search for suitable candidates. The process to identify, evaluate and appoint a non-executive Director with the suitable experience, skills and time commitment takes into account both the needs of CRH and the tenure and skills of existing board members. As a result, non-executive renewal and refreshment is a continuous process.

The non-executive Directors meet regularly with the Chief Executive to discuss senior management succession planning to ensure appropriate talent management structures are in place to provide a pool of potential candidates for key executive Director appointments. External consultants are engaged for executive Director recruitment if, and when, required.

We are committed to ensuring that the Board is sufficiently diverse and appropriately balanced. In its work in the area of Board renewal, the *Nomination and Corporate Governance Committee* looks at the following four criteria when considering non-executive Director candidates:

- international business experience, particularly in the regions in which the Group operates or in which it intends to expand;
- skills, knowledge and expertise in areas relevant to the operation of the Board;
- diversity, including nationality and gender;
- the need for an appropriately sized Board.

During the ongoing process of Board renewal, each, or a combination, of these factors can take priority. Consequently, to date the Board has not set specific objectives in relation to diversity.

What criteria are used to determine the independence of non-executive Directors?

The independence of non-executive Board members is considered annually. The Board is assisted in this by the annual review carried out by the Senior Independent Director which addresses the independence of the individual members of the Board (see *Performance appraisal and Board evaluation* section on this page), and by the work of the *Nomination and Corporate Governance Committee*, which annually reviews each Board member's directorships and considers any relevant business relationships between Board members. We have concluded that all of the non-executive Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards, and have determined that each of the non-executive Directors is independent. In reaching that conclusion, we considered the principles relating to independence contained in the UK Code, together with the guidance provided by a number of shareholder voting agencies, and have taken the view that independence is determined by a Director's character, objectivity and integrity. Those principles and guidance highlight a number of factors that might appear to affect the independence of Directors, including former service as an executive, extended service on the Board and cross-directorships, while making it clear that a Director may be considered independent notwithstanding the presence of one or more of these factors.

When was the Chairman appointed and does he have non-CRH commitments?

Nicky Hartery was appointed Chairman of the Group following the conclusion of the 2012 Annual General Meeting. On his appointment as Chairman, he met the independence criteria set out in the UK Code.

Although Nicky Hartery holds a number of other directorships (see details on page 36), the Board considers that these do not interfere with the discharge of his duties to CRH. There has been no change in his non-CRH commitments since his appointment as Chairman.

Who is the Senior Independent Director?

Dan O'Connor was appointed as Senior Independent Director in 2012. He is available to shareholders who have concerns that cannot be addressed through the Chairman, Chief Executive or Finance Director.

Who is the Company Secretary?

Neil Colgan was appointed Company Secretary in June 2009. The appointment and removal of the Company Secretary is a matter for the Board. All Directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with.

What are the terms of appointment of non-executive Directors?

Non-executive Directors are typically expected to serve two three-year terms, although they may be invited to serve for further periods. The standard terms of the letter of appointment of non-executive Directors are available for inspection at the Company's registered office and at the Annual General Meeting.

How are the induction, training and development needs of Directors catered for?

New Directors are provided with extensive briefing materials on the Group and its operations, the procedures relating to the Board and its Committees and their duties and responsibilities as Directors under legislation and regulations that apply to the Company. The Chairman agrees a tailored and comprehensive induction programme with each new Director.

A typical induction programme, which generally takes place over the first year of a Director's appointment, would cover the topics set out in the Induction Programme panel on page 42.

Sessions are held with the Chairman at which progress is reviewed and feedback is sought. New Directors also meet with the Group's stockbrokers.

For newly-appointed members of the *Audit Committee*, training arrangements would include the topics set out in the Induction Programme panel on page 42.

New members of the *Remuneration Committee* meet with the Committee's remuneration consultants in the year of their appointment to the Committee.

Directors can also avail of opportunities to hear the views of and meet with the Group's investors and analysts. Directors regularly receive copies of research and analysis conducted on CRH and the building materials sector. The Board receives regular updates from the external auditors in relation to regulatory and accounting developments. Updates in relation to other relevant matters, for example, changes in company law, are provided from time to time.

What processes are in place for appraising the performance of Directors and for evaluating the effectiveness of the Board?

An annual review of individual Directors' performance is conducted by the Chairman and each Director is provided with feedback gathered from other members of the Board. Performance is assessed against a number of measures, including the ability of the Director to contribute to the development of strategy, to understand the major risks affecting the Group, to contribute to the cohesion of the Board, to commit the time required to fulfil the role and to listen to and respect the views of other Directors and the management team. As part of that review process the Chairman discusses with each individual their training and development needs and, where appropriate, agrees suitable arrangements to be put in place to address those needs.

Each year, the Senior Independent Director conducts an annual review of corporate governance, the independence of Board members, the operation and performance of the Board and its Committees and the effectiveness of Board communications. This is achieved through discussion in one-to-one sessions with each Director. The meetings, which cover specific topics and allow for free-ranging discussion, provide a forum for an open and frank discourse. The Senior Independent Director circulates a written report to the Board each year, which summarises the outcome of the review and sets out any recommendations from Board members in relation to areas where improvements can be made. Consideration of the Senior Independent Director's report is a formal agenda item at a scheduled Board meeting each year.

Led by the Senior Independent Director, the non-executive Directors meet at least annually in the absence of the Chairman to review his performance.

During 2012, the Board evaluation process was facilitated by a UK-based service provider, ICSA Board Evaluation ('ICSA'), which has an extensive record in facilitating Board evaluations in large listed companies both in Ireland and the UK. While ICSA is part of an organisation which also supplies software solutions to the Group, the *Nomination and Corporate Governance Committee*, which oversaw the external evaluation selection process, was satisfied that the annual value of the relevant contracts was not material to either CRH or ICSA.

What was the outcome of the external Board evaluation carried out in 2012?

The overall outcome of the assessment was very positive, with the Board's performance being rated as "very good" on a six point scale, ranging from poor to excellent, as illustrated below.

ICSA presented the outcome of the evaluation process to the Board and made eight recommendations to further improve the effectiveness of the Board. The recommendations related to the following:

- enhancing the existing processes in place regarding strategy reviews, outcome tracking, Board renewal and Director development;
- providing for an increased number of non-executive Director meetings without executives present;
- taking fuller advantage of the opportunities afforded by Board visits for employee engagement;
- rationalising Board documentation and updating Board protocols to take account of advances in technology and communications.

A timetable for the implementation of the recommendations has been agreed by the Board.

What are the requirements regarding Directors' retirement and re-election?

All Directors retire at each Annual General Meeting and, unless they are stepping down from the Board, submit themselves to shareholders for re-election. Re-appointment is not automatic. Directors who are seeking re-election are subject to a satisfactory performance appraisal. All Directors are subject to the Memorandum and Articles of Association of the Company (a summary of provisions in the Memorandum and Articles of Association relating to the Directors is set out on page 53).

Induction Programme

Topic	Sessions with
Board Members	
Group strategy and finance:	
Group strategy, the current challenges facing the Group and the trading backdrop Financial reporting, trading results, acquisition models, funding sources/ debt maturity, group treasury and credit rating metrics	Chief Executive, Chief Operating Officer, Finance Director, Head of Group Finance, Group Treasurer
Divisional strategy and structure:	
Divisional strategy and organisational structure Development priorities IT strategy	Chief Executive, Heads of Divisions
Senior management team:	
Succession planning Leadership development programmes Remuneration trends	Chief Executive, Group Human Resources Director
Directors' legal duties and responsibilities:	
Legal duties and responsibilities Management of inside information Dealings in CRH securities Listing rule requirements	Finance Director, Company Secretary and the Group's legal advisors
Compliance and ethics, health and safety, investor relations and risk management:	
Compliance and ethics policies and the structures in place to ensure ongoing compliance Health and safety, including the fatality elimination programme, and the Group's Corporate Social Responsibility policies Investor Relations programme and the views of the Group's major investors CRH risk register, insurance arrangements and captive insurance programme	Finance Director, Head of Compliance and Ethics, Head of Investor Relations, Group Sustainability Manager, Group Strategic Financial Risk Manager
Audit Committee	
External Audit Audit planning Auditors' responsibilities ***Internal Audit*** Strategy and workplan IT audit	Finance Director, Head of Internal Audit and External auditors

Outcome of 2012 External Board Evaluation


0-20
Poor
21-40
Below average
41-55
Fair
56-70
Good
71-90
Very good
91-100
Excellent

How often does the Board meet?

There were eight full meetings of the Board during 2012. Details of Directors' attendance at those meetings are set out in the table on page 51. Each year additional meetings to consider specific matters are held when and if required.

How are Board agendas determined?

The Chairman sets the agenda for each meeting, in consultation with the Chief Executive and Company Secretary. Board agendas typically cover items set out in the table to the right.

The non-executive Directors generally meet before or after each Board meeting without executives being present.

Are the Directors subject to securities dealing policies or codes?

Details of the CRH shares held by Directors are set out on page 67. CRH has a policy on dealings in securities that applies to all Directors and senior management. Under the policy, Directors are required to obtain clearance from the Chairman and Chief Executive before dealing in CRH securities. Directors and senior management are prohibited from dealing in CRH securities during designated periods and at any time that the individual is in possession of inside information (as defined in the Market Abuse (Directive 2003/6/EC) Regulations 2005). The policy adopts the terms of the Model Code, as set out in the Listing Rules published by the UK Listing Authority (which has been amended in relation to Irish company law and taxation references).

What are the Committees of the Board?

The Board has established five permanent Committees to assist in the execution of its responsibilities. These are the *Acquisitions Committee*, the *Audit Committee*, the *Finance Committee*, the *Nomination and Corporate Governance Committee* and the *Remuneration Committee*. Ad hoc committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has terms of reference, under which authority is delegated to them by the Board. The Chairman of each Committee reports to the Board on its deliberations and minutes of all Committee meetings are circulated to all Directors.

The current membership of each Committee and each member's length of service is set out on page 37. Attendance at meetings held in 2012 is set out in the table on page 51.

Chairmen of the Committees attend the Annual General Meeting and are available to answer questions from shareholders.

Typical Board Agenda Items

Recurring items on each agenda:

- Minutes
- Board matters (including Board Committee updates)
- Trading results and cost saving initiatives
- Acquisitions

Periodic agenda items during the year:

- Full-year/Interim financial results and reports
- Group budget
- Group strategy and Divisional strategy updates
- Performance review of acquisitions against the original Board proposal following three years of Group ownership
- Human resources and succession planning
- Risk management and internal controls
- Compliance and ethics
- Health and safety review, with a particular focus on the Group's fatality elimination programme
- Environmental review
- Investor interaction and feedback

Audit Committee

Chairman's overview

Jan Maarten de Jong
Committee Chairman



Ernst Bärtschi



Heather Ann McSharry



The *Audit Committee* currently consists of three non-executive Directors, considered by the Board to be independent. As can be seen from the biographical details on pages 36 and 37, the members of the Committee bring to it experience and expertise from a wide range of industries, including financial services and sectors closely related to building materials. The role and responsibilities of the Committee are summarised on page 46 along with the typical calendar of meetings. I would like to thank my colleagues on the Committee, senior management and the auditors for their significant commitment to the efficient and effective operation of the Committee.

Ernst Bärtschi and Heather Ann McSharry joined the Committee in March 2012. They participated in an induction programme for new *Audit Committee* members, details of which are set out on page 42. Dan O'Connor stepped down from the Committee on his appointment as Senior Independent Director in May 2012 and I would like to express my sincere appreciation to Dan for his significant contribution to the work of the Committee since his appointment in 2006.

Ernst Bärtschi and I have been determined by the Board to be the Committee's financial experts.

Review of Principal Activities in 2012

The Committee met nine times during the course of 2012. The external auditors attend the majority of Committee meetings and report on any issues they believe should be brought to the attention of the Committee; in addition, they have direct access to me as Chairman at all times. In 2012, the Committee met with the Head of Internal Audit and with the external auditors in the absence of management.

The work of the Committee is outlined on page 46. During 2012, we gave particular emphasis to the following matters:

- the impairment charges recorded in the 2012 financial statements, in particular, in respect of the Group's minority stake in Corporación Uniland, S.A. ('Uniland'). For further details, please see note 10 to the financial statements on page 90;
- the models used for, and the outcome of, the goodwill impairment and sensitivity analysis referred to in note 15 to the financial statements;
- the plans and initiatives in place to mitigate the Group's pension scheme liabilities;
- the implementation of significant IT projects across the Group;
- the Group's enterprise risk management systems;
- the rules of the Public Company Accounting Oversight Board ('PCAOB') and, in particular, the potential effects on auditor independence of Ernst & Young providing those tax-related services included in the Group's policy on non-audit services.

The Committee also met with senior finance personnel from the Group's operations to discuss inter-alia, internal audit review findings, the implementation of resulting changes to control structures, work in relation to improving the control environment in each Division, co-ordination with the work of the external auditors and actions being taken to prevent fraud. In addition, the Committee met with the Head of Compliance and Ethics to review the Group's compliance and ethics programme, including the compliance organisation, new or revised codes and policies and the core training modules (incorporating Code of Business Conduct, Anti-Bribery Corruption & Fraud and Competition Law).

As part of its response to the difficult trading conditions in recent years, the Group has implemented a programme of cost savings and has periodically announced updates on the annualised savings under that programme. The Head of Internal Audit reviews these savings, and the related implementation costs, and reports his findings each year to the Committee.

Governance developments

Updates to the UK Corporate Governance Code, which are effective for accounting periods beginning on or after 1 October 2012, were published in September 2012. Among the changes introduced in the revised Code was a requirement that FTSE350 companies should put the external audit out to tender at least once every 10 years. To avoid any major disruptions to the audit market resulting from a large number of companies tendering at the same time, the UK Financial Reporting Council (FRC) has suggested some transitional arrangements whereby the timing of audit tenders would be aligned with the cycle for rotating the audit engagement partner, which for CRH would be after the 2015 audit. We will consider the new provisions in detail during the course of 2013, when forthcoming additional guidance on this matter is published by the FRC. We also await, with interest, clarification on EU proposals in the area of audit tenure, which may require mandatory audit rotation after a set period. Other changes to the UK Corporate Governance Code included revised provisions regarding reporting to the Board and to shareholders.

Terms of reference

In order to take account of the updates to the UK Corporate Governance Code referred to above, the Committee's Terms of Reference have been updated.

Jan Maarten de Jong
Audit Committee Chairman

February 2013


Audit Committee's time allocation in 2012
4%
2%
26%
17%
25%
26%
Financial reporting/results announcements/impairment/audit results
External auditors: planning; independence; management letters
Internal audit/IT/control environment
Internal controls and risk management/enterprise risk management/pensions
Compliance and ethics/governance developments
Review of Committee's performance

Role and Responsibilities

The primary responsibilities of the *Audit Committee* are to:

- monitor the financial reporting process, the integrity of the financial statements, including the Annual and Interim Reports, preliminary results announcements, interim management statements and any other formal announcement relating to the financial performance of the Company, and to review significant financial reporting issues and judgements which they contain;
- monitor the audit of the financial statements;
- keep under review the effectiveness of the Company's internal controls and the internal control and risk management systems and review and approve statements to be included in the Annual Report regarding internal control and risk management;
- review the Company's arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters and review the Company's procedures and systems for detecting fraud and preventing bribery;
- keep under review the adequacy of the Group's compliance function;
- monitor and review the effectiveness of the internal audit function;
- review the effectiveness of the audit process and the independence and objectivity of the external auditors;
- develop and monitor the policy on non-audit services to be provided by the external auditors;
- approve the remuneration and terms of engagement of the external auditors;
- make recommendations to the Board in relation to the appointment or removal of the external auditor (see provisions regarding the re-appointment of auditors under Irish company law which are referred to on page 47).

The responsibilities of the *Audit Committee* are set out in full in its terms of reference, which are available on the CRH website.

A typical calendar of meetings for the *Audit Committee*, which includes a general outline of the main agenda items, is set out above. The Finance Director, Head of Group Finance and the Head of Internal Audit generally attend Committee meetings. The external auditors, Ernst & Young, attend the majority of meetings. Other attendees are noted against the relevant agenda item.

Typical Audit Committee Calendar

Date	Activity	Attendees *by invitation*
February	- Consideration of the financial Statements (including report from the external auditors on Integrated Audit Results and Communications)	*Chief Executive*
	- Approval of external audit fee	
	- Internal Audit review of savings announced under the Group's cost reduction programme	
	- Annual assessment of risk management and internal control systems	*Group Strategic Financial Risk Manager*
	- Approval of Internal Audit workplan	
	- Review of reports on the operation of the CRH Code of Business Conduct, the Competition/ Anti-trust Compliance Code and the arrangements in place to enable employees to raise concerns, in confidence, in relation to possible wrongdoing in financial reporting or other matters	*Head of Compliance and Ethics*
March	- Review of Annual Report on Form 20-F	
May	- Review of interim management statement*	*Chairman, Chief Executive*
July	- Preliminary consideration of interim results	*Chief Executive*
	- Approval of the external audit plan	
	- Updates on accounting and auditing developments	
	- Update on Internal Audit work/activities	
August	- Review of interim results announcement	*Chairman, Chief Executive*
September	- Meeting with senior finance personnel from the Americas Divisions	*Senior finance personnel*
	- Preliminary review of goodwill impairment and sensitivity analysis	
October	- Meeting with senior finance personnel from the European Divisions	*Senior finance personnel*
	- Preliminary review of interim management statement	
November	- Review of interim management statement*	*Chairman, Chief Executive*
December	- Review of outcome of goodwill impairment and sensitivity analysis	
	- Update on Internal Audit work/activities	
	- Approval of non-audit fees provided by external auditors	

* *A Committee of the Group Chairman, Audit Committee Chairman, Chief Executive and Finance Director are authorised from time to time to review and approve the release of interim management statements.*

Internal Audit

The Head of Internal Audit attends the majority of the meetings of the *Audit Committee*. The Committee agrees the Internal Audit strategy, its charter and the annual workplan, which is developed on a risk-based approach. In recent years there has been a significant increase in the resources allocated to IT Audit. The Committee meets regularly with the senior IT Audit Manager to discuss IT Audit strategy, the key areas of focus and agrees the annual IT Audit workplan. The Head of Internal Audit reports to the *Audit Committee* on the findings of internal audit reviews and related follow-ups and the outcome of control testing in connection with Section 404 of the Sarbanes-Oxley Act 2002.

Assessments of the Internal Audit function are carried out periodically by management and validated by an independent third party assessor. The most recent assessment was conducted in late-2009, during which no major weaknesses were identified; the assessment did result in a number of recommendations, most of which have been implemented, and the Committee receives updates on the status of the implementation of the remaining recommendations.

Risk management and internal controls

The Board has delegated responsibility for monitoring the effectiveness of the Group's risk management and internal control systems to the *Audit Committee*. Further details in relation to the Committee's work in this area are set out in the section on *Risk Management and Internal Controls* on pages 50 and 51.

External auditors: appointment, tenure and independence

Under its terms of reference, the *Audit Committee* makes recommendations to the Board in relation to the appointment of the external auditors. The factors taken into account by the *Audit Committee* in assessing whether to recommend the auditors for re-appointment are:

- the quality of reports provided to the *Audit Committee* and the Board;
- the quality of advice given by the auditors;
- the level of understanding demonstrated of the Group's business and industry;
- the objectivity of the auditors' views on the financial controls around the Group and their ability to co-ordinate a global audit;
- the results of formal evaluations of the auditors.

Section 160(2) of the Companies Act, 1963 provides that the auditor of an Irish company shall be automatically re-appointed at a company's annual general meeting unless the auditor has given notice in writing of his unwillingness to be re-appointed or a resolution has been passed at that meeting appointing someone else or providing expressly that the incumbent auditor shall not be re-appointed. In this respect, Irish company law differs from the requirements that apply in other jurisdictions, for example in the UK, where auditors must be re-appointed annually by shareholders at the annual general meeting. Therefore, the Directors have not proposed a resolution to re-appoint Ernst & Young, Chartered Accountants, who are willing to continue in office, as such a resolution can have no effect under Irish company law.

A resolution authorising the Directors to fix the remuneration of the auditors will be submitted to the Annual General Meeting.

Ernst & Young have been the Group's auditors since 1988. Following an evaluation carried out in 2009, the Committee recommended to the Board that Ernst & Young be retained as the Group's external auditors. The Committee monitors the implementation of the recommendations made as part of the evaluation process. There are no contractual obligations which act to restrict the *Audit Committee's* choice of external auditor. The Committee has considered the risk of withdrawal by Ernst & Young from the market and the potential impact on the Group, were that eventuality to materialise.



Percentage of Audit and Non-audit Fees (see note 4 to the financial statements)
2012
81%
19%
2011
81%
19%
2010
78%
22%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Audited services
Non-audited related services

The Audit Committee has put in place safeguards to ensure that the independence of the audit is not compromised. Such safeguards include:

- seeking confirmation from the external auditors that they are, in their professional judgement, independent from the Group;
- obtaining from the external auditors an account of all relationships between the auditors and the Group;
- monitoring the Group's policy prohibiting the employment of former staff of the external auditors, who were part of the CRH audit team, in senior management positions until two years have elapsed since the completion of the audit;
- monitoring the number of former employees of the external auditors currently employed in senior positions in the Group and assessing whether those appointments impair, or appear to impair, the auditors' judgement or independence;
- considering whether, taken as a whole, the various relationships between the Group and the external auditors impair, or appear to impair, the auditors' judgement or independence;
- reviewing the economic importance of the Group to the external auditors and assessing whether that importance impairs, or appears to impair, the external auditors' judgement or independence.

The Group external audit engagement partner is replaced every five years and other senior audit staff are rotated every seven years.

The Group has a policy governing the conduct of non-audit work by the auditors. The policy, which was updated in 2012, is available on the CRH website. Under the policy, the external auditors are prohibited from performing services where they:

- may be required to audit their own work;
- participate in activities that would normally be undertaken by management;
- are remunerated through a "success fee" structure;
- act in an advocacy role for the Group.

Other than the above, the Group does not impose an automatic ban on the external auditors undertaking non-audit work. The external auditors are permitted to provide non-audit services that are not, or are not perceived to be, in conflict with auditor independence, provided they have the skill, competence and integrity to carry out the work and are considered by the Committee to be the most appropriate to undertake such work in the best interests of the Group.

The engagement of the external auditors to provide any non-audit services must be pre-approved by the *Audit Committee* or entered into pursuant to pre-approval policies and procedures established by the Committee. The pre-approval policy specifies the services that are prohibited and the services which have general pre-approval. The Committee has delegated to the Finance Director responsibility for confirming whether a service which has general pre-approval can be provided by Ernst & Young. In addition, Internal Audit reviews the pre-approval process to ensure that it is robust in addressing the requirements of the PCAOB and does not impinge on Ernst & Young's independence. The Finance Director reports regularly to the Committee on services which have been approved.

In 2012, the external auditors provided a number of audit-related, including Sarbanes-Oxley Section 404 attestation, and non-audit services, including due diligence services associated with proposed acquisitions and disposals. They were also engaged during 2012 in a number of jurisdictions in which the Group operates to provide help with local tax compliance, advice on taxation laws and other related matters; assignments which typically involve relatively small fees. The *Audit Committee* is satisfied that the external auditors' knowledge of the Group was an important factor in choosing them to provide these services. The Committee is also satisfied that the fees paid to Ernst & Young for non-audit work, which amounted to 19% of the total fee in 2012, did not compromise their independence or integrity. Details of the amounts paid to the external auditors during the year for audit and other services are set out in note 4 to the financial statements on page 86.

Nomination and Corporate Governance Committee

Nicky Hartery
Committee Chairman



Bill Egan



John Kennedy



Dan O'Connor



Chairman's overview

The *Nomination and Corporate Governance Committee* consists of four non-executive Directors, all of whom are considered by the Board to be independent. Our primary responsibilities are to assist the Board in relation to the composition of the Board and its Committees, ensuring phased renewal and refreshment and overseeing succession planning for the Board and for senior management. To facilitate the search for suitable candidates to serve as non-executive Directors, the Committee uses the services of independent consultants. When prospective candidates have been identified, each member of the Committee meets with them. In addition, we keep corporate governance developments under review and make recommendations to the Board when action is required. We consult the Chief Executive on issues considered by the Committee and he is invited to attend meetings of the Committee, when appropriate.

Further details regarding the operation of the Committee are set out in the *Role and Responsibilities* section on page 50.

In the past 12 months, we have allocated our time broadly as set out in the panel opposite.

As reported in the 2011 Corporate Governance Report, the Committee recommended to the Board that Heather Ann McSharry be appointed as a non-executive Director in February 2012 and the Committee led the process which resulted in my appointment as Chairman in May 2012.

During the remainder of 2012 and in the year to date, we have continued to work with various recruitment agencies in relation to the ongoing process of Board renewal and refreshment.

Bill Egan and Jan Maarten de Jong were appointed to the Board in 2007 and 2004 respectively. Following a comprehensive performance review, on the recommendation of the Committee, the Board has asked Bill to continue on the Board for a third three year term and Jan Maarten has been asked to serve a further period of one year, with the position to be reviewed in 2014.

Jan Maarten de Jong joined the *Audit Committee* in 2004 and has acted as its Chairman since 2007.

In accordance with its terms of reference, he will step down as a member of the *Audit Committee* following the Annual General Meeting in May 2013. On the recommendation of the *Nomination and Corporate Governance Committee* the Board has appointed Ernst Bärtschi to succeed Jan Maarten as *Audit Committee* Chairman. Ernst has been a member of the *Audit Committee* since March 2012 and is one of that Committee's designated financial experts. We will be reviewing the membership of the *Audit Committee* in the coming months.

As reported to shareholders in the 2011 Annual Report, we recommended that the Board appoint a UK-based service provider to facilitate the external evaluation of the Board. The Committee agreed the terms of reference of the chosen provider, ICSA Board Evaluation (ICSA). The outcome of the evaluation and ICSA's recommendations are set out on page 42. The next external evaluation will be carried out in 2015.

We also considered developments in the area of corporate governance. In relation to the changes to the UK Corporate Governance Code published by the FRC in September 2012 and which will apply to CRH for the financial year ending on 31 December 2013, we have considered whether the *Audit Committee* should undertake additional work to provide advice to the Board on whether the Annual Report and accounts, taken as a whole, is fair, balanced and understandable. We concluded that, at present, this should remain the collective responsibility of the full Board. However, this matter will be kept under review.

Key areas of focus for 2013

During 2013 we will continue our work on Board renewal and refreshment. In addition, we will monitor developments in the EU regarding the implementation of the corporate governance plan announced in December 2012. This may lead to the introduction of new measures aimed at enhancing transparency and increasing shareholder engagement, although some of the proposals cover issues where CRH already has suitable measures in place.

Nicky Hartery
Nomination and Corporate
Governance Committee Chairman

February 2013


Nomination and Corporate Governance Committee's time allocation in 2012
5%
20%
10%
65%
Board renewal/succession planning/ Committee composition
Board evaluation
Corporate governance developments/report to shareholders
Review of Committee's performance

Role and Responsibilities

Under its terms of reference, the *Nomination and Corporate Governance Committee* is responsible for:

- regularly reviewing the size, structure and composition (including skills, knowledge, experience and diversity) of the Board and making recommendations to the Board regarding any changes;
- giving consideration to succession planning for Directors and senior executives;
- identifying and recommending candidates to fill Board vacancies;
- in respect of the appointment of a chairman, preparing a job specification including the time commitment expected;
- keeping under review the leadership needs of the organisation;
- approving the terms of reference for external board evaluations;
- keeping under review corporate governance developments with the aim of ensuring that CRH's governance policies and practices continue to be in line with best practice;
- ensuring that the principles and provisions set out in the UK Code (and any other governance code that applies to the Company) are observed;
- reviewing the disclosures and statements made in the Corporate Governance Report to shareholders.

The Committee reviewed its terms of reference in December 2012 and proposed minor updating amendments, which the Board approved.

The factors taken into account by the *Nomination and Corporate Governance Committee* in considering the composition of the Board are set out in the policy for Board renewal which is detailed on page 41. The Committee establishes processes for the identification of suitable candidates for appointment to the Board and oversees succession planning for the Board and senior management.

As referred to in the section dealing with the independence of non-executive Directors on page 41, each year the Committee reviews details of the non-CRH directorships of each Director, including any relationship between those companies and the Group. The Committee also reviews any business relationships between individual Board members.

Remuneration Committee

The Report on Directors' Remuneration on page 54 contains an overview of the operation of the *Remuneration Committee* from Committee Chairman Dan O'Connor.

Role and Responsibilities

Under its terms of reference, the *Remuneration Committee* must be made up of at least three members, all of whom must be independent non-executive Directors. Members of the Committee can serve for up to a maximum of three terms of three years. The CRH Chairman may be a member of the Committee provided his/her tenure on the Board does not exceed 12 years. Only members of the Committee have the right to attend Committee meetings. However, other individuals such as the Chairman, if not a member of the Committee, the Chief Executive, the Group Human Resources Director and external advisers may be invited to attend for all or part of any meeting as and when appropriate. The Chief Executive is fully consulted about remuneration proposals.

The primary responsibilities of the *Remuneration Committee* are as follows:

- to determine and agree with the Board the remuneration policy for the Chairman and executive Directors having regard to remuneration trends across the Group;
- to recommend and monitor the level and structure of remuneration for senior management;
- within the terms of the agreed policy and in consultation with the Chairman and/or Chief Executive, as appropriate, to determine the total remuneration package of the Chairman and each executive Director, including bonuses, incentive payments and share options or other share awards;
- to approve the design of, and the targets and level of awards made under, the Group's performance-related incentive plans;
- to review the design of all share incentive plans for approval by the Board and shareholders;
- to approve the vesting levels for share scheme awards;
- to oversee any major changes to employee benefit structures;
- to authorise the release of deferred share awards;
- to determine the policy for pension arrangements for executive Directors and senior management;
- to establish the criteria for selecting, appointing and setting the terms of reference of remuneration consultants that advise the Committee.

The Committee reviewed its terms of reference in December 2012 and proposed minor updating amendments, which the Board approved.

Acquisitions Committee

The *Acquisitions Committee* has been delegated authority by the Board to approve acquisitions, divestments and capital expenditure projects within certain limits.

Finance Committee

The *Finance Committee* is responsible for:

- advising the Board on the financial requirements of the Group and on appropriate funding arrangements;
- considering and making recommendations to the Board in relation to the issue and buy-back of shares and debt instruments and to the Group's financing arrangements;
- considering and making recommendations to the Board in relation to dividend levels on the Ordinary shares;
- keeping the Board advised of the financial implications of Board decisions in relation to acquisitions;
- assisting management, at their request, in considering any financial or taxation aspect of the Group's affairs;
- reviewing the Group's insurance arrangements.

Risk Management and Internal Control

The Board has delegated responsibility for the monitoring of the effectiveness of the Group's risk management and internal control systems to the *Audit Committee*[1]. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and, in the case of internal control systems, can provide only reasonable and not absolute assurance against material misstatement or loss.

The consolidated financial statements are prepared subject to the oversight and control of the Finance Director, ensuring correct data is captured from Group locations and all required information for disclosure in the consolidated financial statements is provided. An appropriate control framework has been put in place around the recording of appropriate eliminating journals and other adjustments. The consolidated financial statements are reviewed by the CRH Financial Review and Disclosure Group prior to being reviewed by the *Audit Committee* and approved by the Board of Directors. The Directors confirm that the Group's ongoing process for identifying, evaluating and managing its principal risks and uncertainties (as outlined in the Directors' Report on pages 68 and 69) is in accordance with the updated Turnbull guidance (*Internal Control: Revised Guidance for Directors on the Combined Code*) published in October 2005. The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements.

[1] *In accordance with Section 91(6)(b) of the EC (Directive 2006/43) Regulations 2010*

Group management has responsibility for major strategic development and financing decisions. Responsibility for operational issues is devolved, subject to limits of authority, to product group and operating company management. Management at all levels is responsible for internal control over the business functions that have been delegated. This embedding of the system of internal control throughout the Group's operations ensures that the organisation is capable of responding quickly to evolving business risks and that significant internal control issues, should they arise, are reported promptly to appropriate levels of management.

During the year, the Board and *Audit Committee* received, on a regular basis, reports from management on the key risks to the business and the steps being taken to manage such risks. They also considered whether the significant risks faced by the Group were being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. In addition, the *Audit Committee* met with internal auditors on a regular basis and satisfied itself as to the adequacy of the Group's internal control system; met with the Chairman of the *Remuneration Committee* to ensure that the Group's remuneration policies and structures were in line with the Group's "risk appetite" (which the Board has determined to be low) and reviewed the principal risks and uncertainties outlined in the Directors' Report. The *Audit Committee* also met with, and received reports from, the external auditors. The Chairman of the *Audit Committee* reported regularly to the Board on all significant issues considered by the Committee and the minutes of its meetings were circulated to all Directors.

The Directors confirm that, in addition to the monitoring carried out by the *Audit Committee* under its terms of reference, they have reviewed the effectiveness of the Group's risk management and internal control systems up to and including the date of approval of the financial statements. This had regard to all material controls, including financial, operational and compliance controls that could affect the Group's business.

Compliance and Ethics

The revised Code of Business Conduct was approved by the Board in February 2012, translated into 21 languages and distributed across the Group. It sets out clear guidelines on the application of the Group's core values of integrity, honesty and respect for the law, requiring all employees to put business ethics at the forefront of dealings with customers, partners, suppliers and our communities and to treat all our people with respect and to embrace our responsibilities in the areas of health, safety and the environment.

The Code of Business Conduct has been supplemented with the following new or updated policies:

- Anti-Fraud Policy;
- Competition/Anti-Trust Compliance Code;
- Shares and Securities Dealing Policy;
- Anti-Bribery Policy (in line with the requirements of the UK Bribery Act and the US Foreign Corrupt Practices Act);
- Ethical Procurement Code;
- Compliance and Ethics Mergers, Acquisitions and Joint Venture Due Diligence Programme.

These codes and guidelines have been widely distributed across the Group with related training programmes underway. They have also been integrated into standard internal audit procedures and form part of an annual management certification process. A multilingual 24/7 "hotline" facility is also in place as a secure channel for employees to report ethical issues that concern them or suspected violations of these codes.

Attendance at Board and Board Committee meetings during the year ended 31 December 2012

	Board		Acquisitions		Audit		Finance		Nomination		Remuneration	
	A	B	A	B	A	B	A	B	A	B	A	B
E. Bärtschi	8	8			8	8						
M. Carton	8	8	5	5			5	5				
W. Egan	8	8							4	4	4	4
U-H. Felcht	8	7	4	2	1	1	5	5				
N. Hartery	8	8	3	3			3	3	4	4	4	4
J.M. de Jong	8	7			9	8						
J. Kennedy	8	8							4	4	4	4
M. Lee	8	8	5	5			5	5	1	1		
K. McGowan*	2	2	2	2			2	2	1	1		
H.A. McSharry**	8	8			8	8						
A. Manifold	8	8	5	5								
D. O'Connor	8	8	5	5	3	3	3	3	2	2	2	2
M. Towe	8	8										

Column A - indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.
Column B - indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

** Retired May 2012*
*** Appointed February 2012*

The Compliance and Ethics organisation supports these initiatives, with designated Compliance Coordinators in place in every market where CRH has a business presence. Their role is to support local management to ensure that the conduct of employees complies with the law and our codes, and to help sustain the overriding message that in CRH "there is never a right business reason to do the wrong thing".

Sustainability and Corporate Social Responsibility

Sustainability and Corporate Social Responsibility (CSR) concepts are embedded in all CRH operations and activities. Excellence in the areas of health and safety, environment and climate change, governance, and people and community is a daily key priority of line management. The Group's policies and implementation systems are summarised on page 6 and are described in detail in the Sustainability Report, which is typically published in June in respect of the previous calendar year and is available on the Group's website. During 2012, CRH was again recognised by several leading socially responsible investment (SRI) agencies as being among the leaders in its sector in these areas.

Substantial Holdings

The Company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. The major shareholders do not have different voting rights.

Between 31 December 2012 and 25 February 2013, the Company has been advised that The Capital Group Companies, Inc. has decreased its holding to 28,182,547 (3.87%) and that BlackRock, Inc. has increased its holding to 35,977,552 (4.95%).

Communications with Shareholders

Communications with shareholders are given high priority and we communicate with shareholders in a number of ways. There is regular dialogue with institutional shareholders and proxy voting agencies, as well as presentations and webcasts at the time of the release of the annual and interim results. Conference calls are held following the issuance of interim management statements and major announcements by the Group, which afford Directors the opportunity to hear investors' reactions to the announcements and their views on other issues. Interim management statements are issued in May and November. Major acquisitions are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules. In addition, development updates, giving details of other acquisitions completed and major capital expenditure projects, are usually issued in January and July each year.

In November, the Chairman and senior executives hosted a capital markets day for investors and sector analysts in London, which was repeated in New York. The day included presentations on various aspects of CRH's operations and strategy, and provided an opportunity for investors and analysts to meet with CRH's senior executive and divisional management team. The full suite of presentations and a video recording of executive presentations is available on the CRH website.

During 2012, the Board received and considered reports on the issues raised by investors in the course of the presentations and meetings.

News releases are made available in the Media section of the website immediately after release to the Stock Exchanges. Webcasts of key investor briefings are broadcast live and are made available as recordings in the Media section.

In addition, we respond throughout the year to correspondence from shareholders on a wide range of issues.

The Chief Executive presented an overview of CRH strategy to shareholders at the 2012 Annual General Meeting.

General Meetings

The Company's Annual General Meeting (AGM), which is held in Ireland, affords individual shareholders the opportunity to question the Chairman and the Board. All Directors attended the 2012 AGM. The Notice of the AGM, which specifies the time, date, place and the business to be transacted, is sent to shareholders at least 20 working days before the meeting. At the meeting, resolutions are voted on by way of a poll using an electronic voting system. The votes of shareholders present at the meeting are added to the proxy votes received in advance and the total number of votes for, against and withheld for each resolution are announced. This information is made available on the Company's website following the meeting.

All other general meetings are called Extraordinary General Meetings (EGMs). An EGM called for the

Substantial Holdings

As at 31 December 2012, the Company had received notification of the following interests in its Ordinary share capital:

Name	31 December 2012		31 December 2011		31 December 2010	
	Holding/Voting Rights	***% at year end***	*Holding/Voting Rights*	*% at year end*	*Holding/Voting Rights*	*% at year end*
BlackRock, Inc.*	**28,961,677**	**3.98%**	*28,961,677*	*4.02%*	*28,235,082*	*3.98%*
The Capital Group Companies, Inc. ('CGC')**	**35,763,581**	**4.92%**	-	-	-	-
Capital Research & Management Company ('CRMC')**	-	-	*69,367,916*	*9.64%*	*77,242,667*	*10.89%*
Harbor International Fund	**21,999,275**	**3.02%**	*21,999,275*	*3.05%*	-	-
Legal & General Group Plc	**22,496,003**	**3.09%**	-	-	-	-
Norges Bank (The Central Bank of Norway)	**21,543,277**	**2.96%**	*21,543,277*	*2.99%*	*21,707,149*	*3.06%*
Templeton Global Advisors Limited	**21,503,171**	**2.96%**	*21,503,171*	*2.99%*	-	-
UBS AG	**26,380,604**	**3.63%**	*26,380,604*	*3.66%*	*26,380,604*	*3.72%*

* *BlackRock, Inc. has advised that its interests in CRH shares arise by reason of discretionary investment management arrangements entered into by it or its subsidiaries.*

** *In 2012, CGC advised the Company that, with effect from 1 September 2012, the holdings of CRMC and Capital Group International, Inc. ('CGII'), which were previously reported separately, would be reported in aggregate by CGC, the parent of both CRMC and CGII.*

passing of a special resolution must be called by at least 21 clear days' notice.

A quorum for a general meeting of the Company is constituted by five or more shareholders present in person and entitled to vote. The passing of resolutions at a meeting of the Company, other than special resolutions, requires a simple majority. To be passed, a special resolution requires a majority of at least 75% of the votes cast.

Shareholders have the right to attend, speak, ask questions and vote at general meetings. In accordance with Irish company law, the Company specifies record dates for general meetings, by which date shareholders must be registered in the Register of Members of the Company to be entitled to attend. Record dates are specified in the notes to the Notice of a general meeting. Shareholders may exercise their right to vote by appointing a proxy/proxies, by electronic means or in writing, to vote some or all of their shares. The requirements for the receipt of valid proxy forms are set out in the notes to the Notice convening the meeting and in the notes on the proxy form. A shareholder, or a group of shareholders, holding at least 5% of the issued share capital of the Company, has the right to requisition a general meeting. A shareholder, or a group of shareholders, holding at least 3% of the issued share capital of the Company, has the right to put an item on the agenda of an AGM or to table a draft resolution for inclusion in the agenda of a general meeting, subject to any contrary provision in Irish company law.

Memorandum and Articles of Association

The Company's Memorandum of Association sets out the objects and powers of the Company. The Articles of Association detail the rights attaching to each share class; the method by which the Company's shares can be purchased or re-issued and the provisions which apply to the holding of and voting at general meetings. Details of transactions in the Company's own shares are included on pages 69 and 70 of the Directors' Report.

The Articles of Association also set out the rules relating to Directors, including their appointment, retirement, re-election, duties and powers. The Articles provide that no person other than a Director retiring at the meeting shall, unless recommended by the Directors, be eligible for election to the office of Director at any General Meeting unless not less than seven nor more than 21 days before the day appointed for the meeting there shall have been left at the registered office notice in writing, signed by a member duly qualified to attend and vote at the meeting for which such notice is given, of his intention to propose such person for election and also notice in writing signed by that person of his willingness to be elected. The Articles also require that the qualification of a Director shall be the holding alone and not jointly with any other person of 1,000 Ordinary Shares in the capital of the Company. A Director may act before acquiring his qualification but must acquire the shares within two months of his/her appointment or election.

Going Concern

The Company's business activities, together with the factors likely to affect its future development, performance and position are set out in the Chief Executive's Review and in the Directors' Report on pages 13 to 15 and pages 68 to 70. The financial position of the Company, its cash flows, liquidity position and borrowing facilities are described in the Finance Review on pages 17 to 19. In addition, notes 21 to 25 to the financial statements include the Company's objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit, currency and liquidity risks.

The Company has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. In addition, the local nature of building materials means that the Group's products are not usually shipped cross-border.

Having assessed the relevant business risks, the Directors believe that the Company is well placed to manage these risks successfully and have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Compliance Statement

In the period under review, CRH complied with the provisions of the 2010 UK Corporate Governance Code. The Company also complied with the rules issued by the United States Securities and Exchange Commission to implement the Sarbanes-Oxley Act 2002, in so far as they apply to the Group.

Documents Available on Website

The following are available on the CRH website, www.crh.com:

Corporate Governance section:

- Terms of reference of *Acquisitions Committee* (amended December 2010)
- Terms of reference of *Audit Committee* (amended December 2012)
- Terms of reference of *Finance Committee* (amended February 2004)
- Terms of reference of *Nomination and Corporate Governance Committee* (amended December 2012)
- Terms of reference of *Remuneration Committee* (amended December 2012)
- The Memorandum and Articles of Association of the Company
- Pre-approval policy for non-audit services provided by the auditors
- Compliance and ethics statement, Code of Business Conduct and Hotline contact numbers

Investor's section:

- Annual and Interim Reports, the Annual Report on Form 20-F, the CSR Report, Interim Management Statements and copies of presentations to analysts and investors
- News releases
- Presentations and video recordings of executive presentations at capital markets days in London and New York in November 2012
- Webcast recordings of key investor briefings
- General Meeting dates, notices, shareholder circulars, presentations and poll results
- Answers to Frequently Asked Questions, including questions regarding dividends and shareholder rights in respect of general meetings

Report on Directors' Remuneration

Dan O'Connor
Committee Chairman
Senior Independent Director



Bill Egan



Nicky Hartery



John Kennedy



Remuneration Committee
Chairman's overview

The *Remuneration Committee* currently consists of four non-executive Directors considered by the Board to be independent. I believe that the Directors' biographical details, on pages 36 and 37, demonstrate that the members of the Committee bring the range of experience of large organisations and public companies, including experience in the area of senior executive remuneration, to enable the Committee to fulfil its role.

Our main focus as a Committee is to determine and agree with the Board the Group's policy on executive remuneration and to consider and approve salaries and other terms of the remuneration packages for the executive Directors and the Chairman. In addition, we recommend and monitor the level and structure of remuneration for senior management. We review, on an ongoing basis, the constituent elements of the Group's remuneration policy and we oversee the preparation of this Report on Directors' Remuneration.

As a Committee, we focus on ensuring that CRH's remuneration structures are fair and responsible. In considering remuneration levels for executive Directors particularly, we take into account remuneration trends across the Group, which has a diverse range of operations in 35 countries, in geographic regions which are often at different stages in the economic cycle.

Additional details in relation to the Committee, its role and responsibilities and how it operates are included in the *Remuneration Committee* section of the Corporate Governance report on page 50. The Chief Executive attends meetings except when his own remuneration is being discussed.

In the past 12 months the *Remuneration Committee* met five times. We allocated our time broadly as set out in the panel opposite.

We considered the level of fees/salaries paid to the Chairman and the executive Directors and determined that, with effect from 1 January 2013:

- the Chairman's fees be restored to the level which applied in 2008;
- the salaries paid to executive Directors be increased by between 2.6% and 3.8%.

In 2008, the total remuneration paid to the CRH Chairman was €450,000. The then Chairman, Kieran McGowan, elected to take a voluntary 10% reduction in his fees to €405,000 in 2009. The *Remuneration Committee* acceded to this request at the time and the reduced annual fee was paid until Mr. McGowan retired from the Board in May 2012. Nicky Hartery's fee level on his appointment was the same as that of the out-going Chairman. The *Remuneration Committee* re-considered the level of the Chairman's remuneration during 2012 and requested analysis and advice from its remuneration consultant, Mercer. The *Remuneration Committee* considered the outcome of Mercer's review in the context of CRH's inclusion in the FTSE100 Index and concluded that the 2008 fee level should be restored.

The Committee has also agreed with the Board that, going forward, the Chairman's fees should be reviewed every three years.

The salary increases for executive Directors, which for Irish-based executives have remained unchanged since 2009[1], are in line with general trends in CRH operations around the world. The members of the *Remuneration Committee* believe that the executive Directors' salary increases are appropriate and measured. Nicky Hartery and Myles Lee were not present when their respective remuneration was discussed.

We also determined the 2012 payment for each executive Director under the annual incentive plan; the structure of the plan is set out on page 58 of this report. The bonus levels for 2012 reflect for Maeve Carton, Myles Lee and Albert Manifold the achievement of individual strategic and personal goals and the continuing good performance in terms of Group cashflow generation, an important metric of the annual incentive plan since 2009. Mark Towe's bonus similarly reflects the achievement of individual and strategic goals and a good cashflow generation performance, and also resulted from the improvement in the performance of the Americas Divisions, which led to a payout under the profit and return on net assets metrics.

[1] *with the exception of the Finance Director who was appointed in 2010*

Key areas of focus for 2013/2014

New regulations will come into force in the UK in 2013 in relation to remuneration, which will result in revised disclosure requirements for UK incorporated companies, a new requirement for a binding vote on remuneration policy and an advisory vote on the implementation of remuneration policy at annual general meetings. While CRH, as an Irish incorporated company, will not be subject to the new requirements, the *Remuneration Committee* is committed to ensuring that CRH's remuneration structures and procedures remain at the forefront of best practice in this area and intends to implement the changes to the extent that they are not inconsistent with Irish company law.

In the light of these changes, we have determined that it is an opportune time to undertake a review of CRH's remuneration policy and, in particular, the Group's share incentive plan arrangements to ensure they reflect current FTSE100 best practice in terms of structure and adaptability. As the outcome of the review is likely to result in either proposed amendments to the existing long-term share incentive plans or a new plan(s), a shareholder consultation process will be undertaken in the fourth quarter of 2013 in order that proposals can be submitted to shareholders for approval at the 2014 Annual General Meeting.

Dan O'Connor
Remuneration Committee Chairman
February 2013

Remuneration Committee's time allocation during 2012


2%
10%
20%
28%
40%
Fee & salary reviews/annual bonus levels
Share scheme operation/consultation/awards/vesting levels
Review of policy and remuneration trends
Shareholder reporting/consultation
Review of Committee's performance

Remuneration Policy

The *Remuneration Committee's* approach to remuneration is to make sure that CRH's pay structures are fair, responsible and competitive, in order that CRH can attract and retain staff of the calibre necessary for it to compete in all of its markets. When setting remuneration policy for executive Directors, the *Remuneration Committee* review and have regard to the remuneration trends across the Group.

The Group's remuneration structures are designed to drive performance and link rewards to responsibility and the individual contribution of executives. It is policy to grant participation in the Group's performance-related plans to key management to encourage identification with shareholders' interests and to create a community of interest among different regions and nationalities.

The purpose of this report is to:

- set out the Group's remuneration policy;
- explain the purpose and link of each component of remuneration to the Group's strategy;
- outline the factors taken into account in salary reviews;
- provide details in relation to the structure of the Group's annual and share incentive plans.

The report contains details of awards made to executive Directors under the Group's share incentive plans and the level of vesting where relevant. Total remuneration paid to each Director in 2012, including the value of vested share awards, is set out on page 61.

The policy on Directors' remuneration, which is derived from the overall Group policy, is designed to:

- help attract and retain Directors of the highest calibre who can bring their experience and independent views to the policy, strategic decisions and governance of CRH;
- properly reward and motivate executive Directors to perform in the long-term interest of the shareholders;
- provide an appropriate blend of fixed and variable remuneration and short and long-term incentives for executive Directors;
- complement CRH's strategy of fostering entrepreneurship in its regional companies by rewarding the creation of shareholder value through organic and acquisitive growth;
- reflect the spread of the Group's operations so that remuneration packages in each geographical area are appropriate and competitive for that area;
- reflect the risk policies of the Group.

The *Remuneration Committee* has clawback arrangements in place.

The *Remuneration Committee* has adopted a policy whereby executives are required to build-up (and maintain), within five years of appointment, a minimum holding in CRH shares which is equivalent to one times basic salary. For existing executive Directors this level must be achieved by 31 December 2015. The current shareholding levels as a multiple of basic salary are shown on page 61.

In setting remuneration levels, the *Remuneration Committee* takes into consideration the remuneration practices of other international companies of similar size and scope and trends in executive remuneration generally in each of the regions in which the Company operates. The *Remuneration Committee* also takes into account the EU Commission's recommendations on remuneration in listed companies.

CRH actively engages with shareholders in relation to the design of share plans and the *Remuneration Committee* takes into account shareholder views generally regarding remuneration levels. In addition, the *Remuneration Committee* believes that shareholders are entitled to have an annual "say on pay" and, accordingly, although not required under Irish company law, the Report on Directors' Remuneration has been presented to shareholders at Annual General Meetings since 2010 for the purposes of an advisory vote. The votes cast on the Report on Directors' Remuneration are set out in the table below.

Remuneration Consultants

The *Remuneration Committee* receives advice from Mercer, a leading compensation and benefit consultant. Mercer also provides actuarial advice to the Group and they are actuaries and investment advisers to a number of the Group's pension schemes.

Risk Policies and Systems

The Chairman of the *Remuneration Committee* meets with the *Audit Committee* annually to review the Group's remuneration structures and to ensure they are in line with its risk policies and systems.

Executive Directors' Remuneration

The typical elements of the remuneration package for executive Directors are set out in the table opposite. Each component is also outlined in detail on pages 58 to 60.


AGM Votes on Report on Directors' Remuneration
2012
96.6%
3.4%
2011
96.4%
3.6%
2010
98.5%
1.5%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
For
Against

Remuneration components

Component	Purpose and link to strategy	Operation	Metrics	Opportunity
(i) **Basic Salary and Benefits**	Competitive salaries and benefits help to attract and retain staff with the experience and knowledge required to enable the Group to compete in its markets	Reviewed annually; changes are generally effective on 1 January Set by reference to competitive market practice Employment-related benefits include the use of company cars, medical/life assurance and relocation costs, where necessary	Consideration is given to: (i) scope of role and responsibility; (ii) personal performance; (iii) company performance; (iv) step changes in responsibility; (v) experience; (vi) potential retention issues; (vii) remuneration trends across the Group	Set at a level which the Committee considers appropriate taking into consideration the individual's skills, experience and performance and to ensure it is appropriately positioned against peers. This will be sufficient to attract and retain directors of required quality but the Committee avoids paying more than is necessary for this purpose
(ii) **Annual Performance-related Incentive Plan**	The annual incentive plan drives and rewards the achievement of Group and personal targets. A deferral element ties the portion of any annual reward exceeding target performance to the longer-term performance of the CRH share price and aligns executives with shareholder interests	Target performance is 80% of basic salary (90% for US-based executives) Payouts in excess of target are deferred for three years and payable in CRH shares	The performance-related incentive plan is based on achieving clearly defined and stretch annual targets and strategic goals c. 80% of the plan is weighted towards the achievement of financial and return targets while c. 20% relates to personal/ strategic goals	Maximum payout of 1.5 times target, i.e. 120% (135% for US based executives)
(iii) **Chief Executive long-term incentive plan (LTIP)**	The purpose of the LTIP is to incentivise superior performance over the long term and the successful execution of Group strategy	The LTIP, which covers the five-year period 2009-2013, follows the same structure for LTIPs put in place for previous CRH chief executives Any payments under the plan will be made in cash and will not be pensionable. While accruals are made on an annual basis, there is no commitment to any payment until after the end of the five-year period	The LTIP incorporates challenging goals in respect of: (i) TSR by comparison with a peer group; (ii) growth in earnings per share; and (iii) the strategic development of the Group.	The total maximum earnings potential is 40% of aggregate basic salary
(iv) **Participation in long-term share incentive plans (Share Plans)**	The performance metrics for the long-term share incentive plans align executives with shareholder interests, incentivise long-term superior performance and help attract and retain key executives	Involves conditional awards of shares and share options. Executive Directors receive awards under both share plans The vesting period for the Share Plans is three years Awards are made annually after the final results announcement The percentage of share capital which can be issued complies with institutional guidelines	The 2006 Performance Share Plan (PSP) is TSR-based, while the 2010 Share Option Scheme (Option Scheme) is EPS-based The metrics applied for awards under PSP and the Option Scheme are set out on pages 59 and 60	*PSP:* 150% of basic salary *Option Scheme:* Currently limited to 150% of basic salary; no award since the approval of the Option Scheme by shareholders has exceeded that threshold
(v) **Pension Arrangements**	Pension arrangements provide competitive and appropriate retirement plans	Irish-based executive Directors participate in a defined benefit scheme. With effect from 1 January 2012, the defined benefit schemes are based on career average salary. The defined benefit scheme which the Directors participate in is closed to new entrants US-based executive Director participates in a defined contribution scheme and in an unfunded Supplemental Executive Retirement Plan	Not applicable	Two thirds of career average salary at retirement for full service

(i) Basic salary and benefits

The basic salaries of executive Directors are reviewed annually. The factors taken into account in the annual review are set out in the table on page 57.

Basic salary for Irish-based executives has remained unchanged since 2009 (with the exception of the Finance Director who was appointed in 2010). The *Remuneration Committee* reviewed salary levels in early-2013 and determined that salary increases for executive Directors in the range of 2.6% to 3.8% were appropriate. The increases, which are effective from 1 January 2013, are in line with general trends in CRH operations around the world. The salary increases are set out in the upper table.

As reported to shareholders in the 2011 Report on Directors' Remuneration, Mark Towe received an increase in US Dollars in 2012, which was broadly in line with trends in senior executive remuneration in the US.

Employment-related benefits include the use of company cars, medical/life assurance and relocation costs, where necessary.

No fees are payable to executive Directors.

(ii) Performance-related incentive plan

The structure of CRH's annual incentive scheme is set out in the middle table.

Performance-related rewards, based on measured targets, are a key component of CRH's remuneration structure. The Annual incentive plan is designed to reward the creation of shareholder value through operational excellence, organic and acquisitive growth.

The bonus levels for 2012 reflect for Maeve Carton, Myles Lee and Albert Manifold the achievement of individual strategic and personal goals and the continuing good performance in terms of Group cashflow generation, an important metric of the annual incentive plan since 2009. Mark Towe's bonus level similarly reflects the achievement of individual and strategic goals and a good cashflow generation performance, and also resulted from the improvement in the performance of the Americas Divisions, which led to a payout under the profit and return on net assets metrics. As the 2012 bonus levels were less than Target Performance, the payment is entirely in cash. The bonus outcome for 2012 is summarised in the lower table.

(iii) Chief Executive long-term incentive plan (LTIP)

In addition to the annual performance incentive plan, the Chief Executive, Myles Lee, has a special long-term incentive plan (LTIP) incorporating targets set for the five-year period 2009-2013. The plan, the structure of which is the same as for LTIPs put in place for previous CRH chief executives, incorporates challenging goals in respect of Total Shareholder Return by comparison with a peer group, growth in earnings per share and the strategic development of the Group, with a total maximum earnings potential of 40% of aggregate basic salary. The purpose of the LTIP is to incentivise superior performance by the Group over the long term and the successful execution of Group strategy. Any payments under the plan will be made in cash and will not be pensionable. While accruals are made on an annual basis, there is no commitment to any payment until after the end of the five-year period.

Outcome of Executive Director Salary Review

Executive Director	% Increase 2013/12	% Increase 2012/11
M. Carton, Finance Director	3.6%	0.0%
M. Lee, Chief Executive	2.6%	0.0%
A. Manifold, Chief Operating Officer	3.1%	0.0%
M. Towe, Chief Executive Oldcastle, Inc.*	3.8%	4.0%

* *in US Dollars*

Annual Incentive Plan

Components:	Approx. weighting	
(i) Personal, safety and strategic goals	20% individual	**The performance-related incentive plan is totally based on achieving clearly defined and stretch annual targets and strategic goals**
(ii) Profit and EPS growth targets *(iii) Cash flow generation targets* *(iv) Return on net assets targets*	80% profits, cashflow and returns	

Target Performance:

Europe-based executive Directors – 80% of basic salary

US-based executive Directors – 90% of basic salary

A maximum payout of 1.5 times these levels (i.e. 120%/135%) is payable for a level of performance well in excess of target

Deferral Element:

- Any portion of the annual bonus that exceeds Target Performance is deferred (i.e. up to 1/3 of the annual bonus)
- The deferred bonus is payable in CRH shares which are held in trust for 3 years, after which executives are entitled to beneficial ownership of the shares
- Depending on the circumstances, leavers may forfeit deferred shares

2012 Bonus Levels

Executive Director	Salary %	Payout Metrics
M. Carton, Finance Director	33.3%	Group cashflow; achievement of personal and strategic goals
M. Lee, Chief Executive	33.3%	Group cashflow; achievement of personal and strategic goals
A. Manifold, Chief Operating Officer	33.3%	Group cashflow; achievement of personal and strategic goals
M. Towe, Chief Executive Oldcastle, Inc.	70%	Americas cashflow, profit and return on net assets; achievement of personal and strategic goals

(iv) Share Plans

Long-term incentive plans involving conditional awards of shares and share options are a common part of executive remuneration packages, motivating high performance and aligning the interests of executives and shareholders.

2006 Performance Share Plan
The Performance Share Plan (PSP), which was approved by shareholders in May 2006, is tied to Total Shareholder Return (TSR). The structure of the PSP is as follows:

- Awards are made in the form of conditional shares;
- Half of the award is assessed against TSR for a group of global building materials companies and the other half against TSR for the constituents of the Eurofirst 300 Index;
- The vesting period is 3 years; vesting only occurs once an initial TSR performance target has been reached and, thereafter, is dependant on performance;
- The maximum award under the PSP is 150% of basic salary per annum;
- Participants are not entitled to any dividends (or other distributions made) and have no right to vote in respect of the shares subject to the award, until such time as the shares vest.

The Scheme currently has approximately 160 active participants.

The performance criteria for the Performance Share Plan are set out in the upper table. Details of awards to Directors under the Plan are provided on page 65. In 2012, awards made to Directors ranged between 125% and 140% of basic salary. Awards levels for 2013 are expected to be broadly similar.

The rules of the Performance Share Plan provide that no award, or portion of an award, which has satisfied the TSR performance criteria should be released unless the *Remuneration Committee* has confirmed the validity of the TSR performance and reviewed EPS performance to assess its consistency with the objectives of the assessment.

During 2012, the *Remuneration Committee* determined that 16.6% of the award made under the Performance Share Plan in 2009 had vested. The Company's TSR performance, which was verified by the *Remuneration Committee's* remuneration consultants, was between the 50th and the 75th percentiles referred to above when assessed against the building materials sector (as set out in the two centre tables above), while TSR performance was below the median in relation to the Eurofirst 300 Index. Prior to making its vesting determination in each case, the *Remuneration Committee* satisfied itself that the TSR outcome was valid and had not been significantly affected by unusual events or extraneous factors.

Performance Share Plan (PSP) Metrics

3-year TSR* performance compared to peer group/ Eurofirst 300 Index	Vesting level
Equal to or greater than 75th percentile	100%
Between 50th and 75th percentile	Straight line between 30% and 100%
Equal to 50th percentile	30%
Below 50th percentile	0%

* *The methodology for calculating TSR assumes all dividends are reinvested on the ex-dividend date at the closing share price on that day; the open and close price is based on the closing price on the last day before the start of the performance period and the final day of the performance period respectively.*

TSR Performance Tests for PSP Award which Vested in 2012

Peer Group Test (below):	Eurofirst 300 Index Test:	Total Vested/Lapsed in 2012:
TSR performance 2009-2011: Between 50th & 75th Percentile	*TSR performance 2009-2011:* Below Median	
– 16.6% vested	– 0% vested	**Vested: 16.6%**
– 33.4% lapsed	– 50% lapsed	**Lapsed: 83.4%**

Peer group used to assess TSR performance for PSP Award which Vested in 2012

Boral	Home Depot	Titan Cement
Buzzi Unicem	Italcementi	Travis Perkins
Cemex	Kingspan Group	Vulcan Materials
Grafton Group	Lafarge	Weinerberger
Heidelberg Cement	Martin Marietta Materials	Wolseley
Holcim	Saint Gobain	

The above peer Group applies for the awards made in 2010 to 2012 inclusive and will apply for the award made in 2013.

Historic Vesting of PSP Awards


2006 award; vested/lapsed in 2009
75.0%
25.0%
2007 award; vested/lapsed in 2010
50.0%
50.0%
2008 award; vested/lapsed in 2011
46.2%
53.8%
2009 award; vested/lapsed in 2012
16.6%
83.4%
2010 award; vested/lapsed in 2013
100%
Average vested/lapsed
37.6%
62.4%
0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%
Vested
Lapsed

In February 2013, the *Remuneration Committee* determined that the award made under the Performance Share Plan in 2010 had lapsed as, over the three-year period 2010 - 2012, CRH's TSR performance was below the median of both the peer group and the Eurofirst 300 Index.

Share Option Scheme Metrics

Compound EPS* growth performance over three years (per annum)		
2013/2012 Award	**2011/2010 Award**	**Vesting Level**
Equal to or greater than 20%	Equal to or greater than 27.5%	100%
Between 13% and 20%	Between 17.5% and 27.5%	Straight line between 40% and 100%
Between 10% and 13%	Between 12.5% and 17.5%	Straight line between 20% and 40%
Equal to 10%	Equal to 12.5%	20%
Less than 10%	Less than 12.5%	0%

* *The EPS figure used for the purposes of the 2010 Scheme is the basic consolidated earnings per share of the Company for the accounting period concerned as shown in the Annual Report issued by the Company for that accounting period.*

2010 Share Option Scheme

At the 2010 Annual General Meeting, shareholders approved the introduction of the current Earnings Per Share (EPS) based share option scheme (the 2010 Scheme) with 97.5% of the votes cast in favour of the 2010 Scheme. The structure of the 2010 Scheme is set out below:

- Options are granted at the market price of the Company's shares at the time of grant;
- To ensure transparency, grants are made after the final results announcement;
- The 2010 Scheme is based on one tier of options with a single vesting test;
- The vesting period is 3 years; vesting only occurs once an initial EPS performance target has been reached and, thereafter, is dependant on performance;
- Awards are currently limited to 150% of salary.

The Scheme has approximately 750 active participants, c. 50% of whom are US employees.

The performance criteria for the 2010 Scheme were agreed with the Irish Association of Investment Managers (the IAIM), which also approved the Scheme, and are set out in the table above. The performance targets are designed to provide for proportionately more vesting for higher levels of EPS growth. Details of awards to Directors under the 2010 Scheme are provided on pages 65 and 66. In 2012, awards made to Directors ranged between 132% and 138% of basic salary. Award levels for 2013 are expected to be broadly similar.

Vesting levels are subject to any reduction which the *Remuneration Committee* deems appropriate in the context of the overall results of the Group.

The initial grant of options under the 2010 Scheme made in 2010 will not meet the EPS performance criteria set out above and, accordingly, the options will lapse on the third anniversary of the date of grant.

As advised to shareholders in the 2011 Report on Directors' Remuneration, in order to address the erosion in the incentive element of the 2010 Scheme, the *Remuneration Committee* reviewed the EPS performance criteria applied for the 2010 and 2011 option grants in the light of the economic circumstances and trading backdrop at that time. Following that review, and with the approval of the IAIM, the performance targets for the option award made in April 2012 were adjusted. In February 2012, the Chairman of the *Remuneration Committee* wrote to major shareholders regarding the proposed change, the rationale therefore and the consultation process with the IAIM.

The adjusted performance targets (set out in the table above), which are considered by the *Remuneration Committee* to remain very challenging, will be applied for the option grant in April 2013.

The *Remuneration Committee* has discretionary powers regarding the implementation of the rules of the 2010 Scheme. These powers have not been exercised since the adoption of the Scheme.

(v) Pensions

Maeve Carton, Myles Lee and Albert Manifold are participants in a contributory defined benefit plan which is based on an accrual rate of 1/60th of pensionable salary[1] for each year of pensionable service and is designed to provide two-thirds of career average salary[2] at retirement for full service. There is provision for Ms. Carton, Mr. Lee and Mr. Manifold to retire at 60 years of age.

The Finance Act 2006 established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million (in the Finance Act 2011, this threshold was reduced to €2.3 million) or the value of individual accrued pension entitlements as at 7 December 2005. As a result of these legislative changes, the *Remuneration Committee* decided that Ms. Carton, Mr. Lee and Mr. Manifold should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement – by accepting pension benefits limited by the cap – with a similar overall cost to Group. They have chosen to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Act 2006 and receiving a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone. These allowances are similar in value to the reduction in the Company's liability represented by the pension benefits foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company's liability to each individual and spread over the term to retirement as annual compensation allowances. The allowances for 2012 are detailed in note (iii) on page 63.

Mr. Towe participates in a defined contribution retirement plan in respect of basic salary; and in addition participates in an unfunded defined contribution Supplemental Executive Retirement Plan (SERP) also in respect of basic salary, to which contributions are made at an agreed rate, offset by contributions made to the other retirement plan.

Directors' Remuneration and Interests in Share Capital

The total remuneration for individual executive Directors in the year ended 2012, including basic salary and benefits, annual bonus, vested Share Plan awards and pension payments is summarised in the centre table opposite.

Details of Directors' remuneration charged against profit in the year are given in the table on page 62. Details of individual remuneration for all Directors for the year ended 31 December 2012, including explanatory notes, are given on page 63. Directors' share options and performance shares are shown on pages 65 and 66.

Directors' shareholdings are shown on page 67.

[1] *Pensionable salary is defined as basic annual salary and excludes any fluctuating emoluments.*

[2] *With effect from 1 January 2012.*

Executive Director Shareholding Levels

The current shareholdings of the executive Directors as a multiple of 2012 salary are as shown in the table to right.

Directors' Service Contracts

No executive Director has a service contract, has a notice period in excess of 12 months, or is entitled to any benefits on termination of employment. The *Remuneration Committee's* policy in this area is that service contracts will be put in place for newly appointed executive Directors and in cases where there is a significant step change in a Director's responsibilities. Non-executive Directors serve under letters of appointment, copies of which are available for inspection at the Company's Registered Office and at the Annual General Meeting.

Current shareholdings* of the executive Directors



M. Carton, *Finance Director*
1.3 x
M. Lee, *Group Chief Executive*
5.6 x
A. Manifold, *Chief Operating Officer*
0.7 x
M. Towe, *Chief Executive Oldcastle, Inc.*
1.2 x

* *The calculation in the above table is based on shares held by the executive Directors; it excludes holdings of unvested performance share plan awards and unexercised/unvested share options.*

Non-executive Directors' Remuneration

The remuneration of non-executive Directors is determined by the Board of Directors as a whole. The *Remuneration Committee* determines the remuneration of the Chairman within the framework or broad policy agreed with the Board. Remuneration is set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Company's affairs and reflect the time and travel demands of their Board duties. The non-executive Directors do not participate in any of the Company's performance-related incentive plans or share schemes.

As referred to in the overview by the Committee Chairman, with effect from 1 January 2013, the Chairman's fee level will be restored to €450,000, the level which applied in 2008 (2012: €405,000).

Total executive Directors' remuneration in 2012

Executive Director	Basic salary and benefits €000	Annual incentive plan €000	Retirement benefit expense €000	Total €000	Value of vested share awards* €000	Total remuneration in 2012 €000
M. Carton, Finance Director	563	183	175	921	37	958
M. Lee, Chief Executive	1,173	383	980	2,536	184	2,720
A. Manifold, Chief Operating Officer	831	266	288	1,385	125	1,510
M. Towe, Chief Executive Oldcastle, Inc.	1,073	708	202	1,983	200	2,183

* *based on a market value on the date of vesting of €15.79 per share for Directors resident in Ireland and €15.85 for Directors resident outside Ireland.*

TSR performance since 2002[1]



€
300
250
200
150
100
50
0
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
CRH
FTSE100
Eurofirst 300

TSR performance since 2007[1,2]



€
120
100
80
60
40
20
0
'07
'08
'09
'10
'11
'12

1 *For the purposes of comparability, the FTSE100 Index has been converted to euro using the closing exchange rate at each year end*

2 *This five year TSR graph provides information on CRH's TSR performance, which UK incorporated listed companies are required to provide under company law in that jurisdiction (in accordance with the requirements of Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008). The FTSE100 and Eurofirst 300 indices have been chosen as they are broadly based and CRH is a constituent member of both (FTSE100 since December 2011)*

Compound TSR growth since the formation of the Group in 1970 (assuming the reinvestment of dividends) is 15.5%.

A committee of the Chairman and the executive Directors reviews the remuneration of the non-executive Directors. That committee has recommended to the Board that the fees payable to non-executive Directors remain unchanged for the present. However, as the fee levels have remained unchanged since 2008, the committee has recommended that a comprehensive review of the current fee levels be carried out. In accordance with the Articles of Association, shareholders set the maximum aggregate amount of the fees payable to non-executive Directors. The current limit was set by shareholders at the Annual General Meeting held in 2005.

It is the Board's policy that non-executive Directors do not receive pensions.

Executives' External Appointments

Myles Lee is a non-executive Director of IBEC Limited (the Irish Business and Employers Confederation). Maeve Carton is a non-executive Director of the British and Irish Chamber of Commerce. Neither Mr. Lee nor Ms. Carton receives fees for carrying out these roles.

Total Shareholder Return

The value at 31 December 2012 of €100 invested in 2002 and 2007 respectively, compared with the value of €100 invested in the Eurofirst 300 Index and the FTSE100 Index (which CRH joined in December 2011) is shown in graphs on the previous page.

Employee share ownership

The Group also operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 6,500 employees of all categories who are shareholders in the Group.

Directors' Remuneration

Notes		2012 €000	2011 €000
	Executive Directors		
	Basic salary	**3,512**	3,398
	Performance-related incentive plan		
	– cash element	**1,540**	1,559
	– deferred shares element	**-**	-
	Retirement benefits expense	**1,645**	1,727
	Benefits	**128**	135
1		**6,825**	6,819
2	Provision for Chief Executive long-term incentive plan	**460**	460
	Total executive Directors' remuneration	**7,285**	7,279
	Average number of executive Directors	**4.00**	4.00
	Non-executive Directors		
	Fees	**557**	578
	Other remuneration	**656**	659
	Total non-executive Directors' remuneration	**1,213**	1,237
	Average number of non-executive Directors	**8.20**	8.52
3	Payments to former Directors	**29**	47
	Total Directors' remuneration	**8,527**	8,563

Notes to Directors' remuneration

1 *See analysis of 2012 remuneration by individual on page 63.*

2 *As set out on page 58, the Chief Executive has a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals for the five-year period 2009 to 2013 with a total maximum earnings potential of 40% of aggregate basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the five-year period.*

3 *Consulting and other fees paid to a number of former directors.*

Individual remuneration for the year ended 31 December 2012

	Basic salary and fees (i)	Incentive Plan		Retirement benefits expense (iii)	Other remuneration (iv)	Benefits (v)	Total 2012	Total 2011
		Cash element (ii)	Deferred shares (ii)					
	€000	€000	€000	€000	€000	€000	€000	€000
Executive Directors								
M. Carton	**550**	**183**	**-**	**175**	**-**	**13**	**921**	1,050
M. Lee	**1,150**	**383**	**-**	**980**	**-**	**23**	**2,536**	2,689
A. Manifold	**800**	**266**	**-**	**288**	**-**	**31**	**1,385**	1,537
M. Towe	**1,012**	**708**	**-**	**202**	**-**	**61**	**1,983**	1,543
	3,512	**1,540**	**-**	**1,645**	**-**	**128**	**6,825**	6,819
Non-executive Directors								
E. Bärtschi (vi)	**68**	**-**	**-**	**-**	**37**	**-**	**105**	15
W. Egan	**68**	**-**	**-**	**-**	**52**	**-**	**120**	120
U-H. Felcht	**68**	**-**	**-**	**-**	**37**	**-**	**105**	105
N. Hartery (vii)	**68**	**-**	**-**	**-**	**237**	**-**	**305**	124
J.M. de Jong	**68**	**-**	**-**	**-**	**71**	**-**	**139**	139
J. Kennedy	**68**	**-**	**-**	**-**	**37**	**-**	**105**	105
K. McGowan (vii)	**23**	**-**	**-**	**-**	**122**	**-**	**145**	405
H.A. McSharry (viii)	**58**	**-**	**-**	**-**	**19**	**-**	**77**	-
D. O'Connor	**68**	**-**	**-**	**-**	**44**	**-**	**112**	90
J. O'Connor (viii)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	31
W. O'Mahony (viii)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	103
	557	**-**	**-**	**-**	**656**	**-**	**1,213**	1,237

(i) ***Basic salary and fees*** *Salary levels for Irish-based executive Directors were unchanged in 2012 as were fee levels for non-executive Directors. Mark Towe received a 2012 salary increase in US Dollars which was broadly in line with trends in senior executive remuneration in the United States.*

(ii) ***Performance-related Incentive Plan*** *Under the executive Directors' incentive plan for 2012, a bonus is payable for meeting clearly defined and stretch targets and strategic goals. The structure of the 2012 incentive plan is set out on page 58.*

(iii) ***Retirement benefits expense*** *The Irish Finance Act 2006 effectively established a cap on pension provision by introducing a penalty tax charge on pension assets in excess of the higher of €5 million or the value of individual prospective pension entitlements as at 7 December 2005. This cap was further reduced by the Irish Finance Act 2011 to €2.3 million as at 7 December 2010. As a result of these legislative changes, the Remuneration Committee has decided that Executive Directors who are members of Irish pension schemes should have the option of continuing to accrue pension benefits as previously, or of choosing an alternative arrangement - by accepting pension benefits limited by the cap - with a similar overall cost to the Group. Maeve Carton, Myles Lee and Albert Manifold have chosen to opt for the alternative arrangement which involves capping their pensions in line with the provisions of the Finance Acts and receiving a supplementary taxable non-pensionable cash allowance in lieu of prospective pension benefits foregone. These allowances are similar in value to the reduction in the Company's liability represented by the pension benefit foregone. They are calculated based on actuarial advice as the equivalent of the reduction in the Company's liability to each individual and spread over the term to retirement as annual compensation allowances. For 2012 the compensation allowances amount to €980,000 (2011: €980,000) for Myles Lee; €288,117 (2011: €335,195) for Albert Manifold and €174,931 (2011: €231,954) for Maeve Carton.*

(iv) ***Other Remuneration*** *Includes remuneration for Chairman, Board Committee work and allowances for non-executive Directors based outside of Ireland.*

(v) ***Benefits*** *These relate principally to the use of company cars and medical/life assurance.*

(vi) *Ernst Bärtschi became a Director on 26 October 2011.*

(vii) *Nicky Hartery became Chairman on 9 May 2012 succeeding Kieran McGowan who retired as a non-executive Director on the same date.*

(viii) *Heather Ann McSharry became a Director on 22 February 2012. Joyce O'Connor retired on 4 May 2011, while Liam O'Mahony retired on 31 December 2011.*

Pension entitlements – defined benefit

	Increase in accrued personal pension during 2012 (i)	Transfer value of increase in dependants' pension (i)	Total accrued personal pension at year-end (ii)
	€000	€000	€000
Executive Directors			
M. Carton	-	10	266
M. Lee	-	-	287
A. Manifold	-	23	273

(i) *As noted on page 60, the pensions of Myles Lee, Albert Manifold and Maeve Carton have been capped in line with the provisions of the Irish Finance Acts. However, dependants' pensions continue to accrue resulting in Greenbury transfer values which have been calculated on the basis of actuarial advice. These amounts do not represent sums paid out or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to benefits accrued in 2012 in the event of these Directors leaving service.*

(ii) *The accrued pensions shown are those which would be payable annually from normal retirement date.*

Pension entitlements – defined contribution

The accumulated liablilities related to the unfunded Supplemental Executive Retirement Plan for Mark Towe are as follows:

	As at 31 December 2011	2012 contribution	2012 Notional interest (iii)	Translation adjustment	As at 31 December 2012
	€000	€000	€000	€000	€000
Executive Director					
M. Towe	1,511	190	67	(37)	1,731

(iii) *Notional interest, which is calculated based on the average bid yields of United States Treasury fixed-coupon securities with remaining terms to maturity of approximately 20 years, plus 1.5%, is credited to the above plans.*

Directors' awards under the Performance Share Plan (i)

	31 December 2011	Granted in 2012	Released in 2012 (ii)	Lapsed in 2012 (ii)	31 December 2012	Performance Period	Release date	Market Price in euro on award
M. Carton	14,000	-	2,324	11,676	-	01/01/09 - 31/12/11	March 2012	17.00
	10,000	-	-	-	10,000	01/01/10 - 31/12/12	March 2013	18.51
	42,000	-	-	-	42,000	01/01/11 - 31/12/13	March 2014	16.52
	-	50,000	-	-	50,000	01/01/12 - 31/12/14	March 2015	15.19
	66,000	**50,000**	**2,324**	**11,676**	**102,000**			
M. Lee	70,000	-	11,623	58,377	-	01/01/09 - 31/12/11	March 2012	17.00
	75,000	-	-	-	75,000	01/01/10 - 31/12/12	March 2013	18.51
	88,000	-	-	-	88,000	01/01/11 - 31/12/13	March 2014	16.52
	-	100,000	-	-	100,000	01/01/12 - 31/12/14	March 2015	15.19
	233,000	**100,000**	**11,623**	**58,377**	**263,000**			
A. Manifold	47,500	-	7,887	39,613	-	01/01/09 - 31/12/11	March 2012	17.00
	55,000	-	-	-	55,000	01/01/10 - 31/12/12	March 2013	18.51
	62,000	-	-	-	62,000	01/01/11 - 31/12/13	March 2014	16.52
	-	70,000	-	-	70,000	01/01/12 - 31/12/14	March 2015	15.19
	164,500	**70,000**	**7,887**	**39,613**	**187,000**			
M. Towe	76,000	-	12,620	63,380	-	01/01/09 - 31/12/11	March 2012	17.00
	60,000	-	-	-	60,000	01/01/10 - 31/12/12	March 2013	18.51
	68,000	-	-	-	68,000	01/01/11 - 31/12/13	March 2014	16.52
	-	90,000	-	-	90,000	01/01/12 - 31/12/14	March 2015	15.19
	204,000	**90,000**	**12,620**	**63,380**	**218,000**			

(i) ***Performance Share Plan*** *This is a long-term share incentive plan under which share awards are granted in the form of a provisional allocation of shares for which no exercise price is payable. The structure of the Performance Share Plan is set out on page 59.*

(ii) *In 2012, the Remuneration Committee determined that 16.6054% of the 2009 award vested and that portion of the award was released to participants. The balance of the 2009 award lapsed. The market value per share for tax purposes on the date of release was €15.79 for Directors resident in Ireland and €15.85 for Directors resident outside Ireland.*

Directors' share options

Details of movements on outstanding options and those exercised during the year are set out in the table below:

								Options exercised during 2012	
	31 December 2011	Granted in 2012	Lapsed in 2012	Exercised in 2012	31 December 2012		Weighted average option price at 31 December 2012 €	Weighted average exercised price €	Weighted average market price at date of exercise €
M. Carton	55,831	-	-	-	55,831	(a)	25.75	-	-
	32,161	-	7,763	-	24,398	(b)	13.61	-	-
	77,500	50,000	-	-	127,500	(c)	16.47	-	-
	1,752	-	-	-	1,752	(d)	18.39	-	-
M. Lee	318,435	-		10,000	308,435	(a)	19.56	11.86	14.07
	110,900	-	27,725	-	83,175	(b)	13.36	-	-
	175,000	100,000	-	-	275,000	(c)	16.57	-	-
	1,752	-	-	-	1,752	(d)	18.39	-	-
A. Manifold	166,445	-	-	-	166,445	(a)	21.97	-	-
	42,142	-	8,872	-	33,270	(b)	13.46	-	-
	122,500	70,000	-	-	192,500	(c)	16.57	-	-
	1,752	-	1,752	-	-	(d)	-	-	-
	-	2,236	-	-	2,236	(e)	13.64	-	-
M. Towe	216,256	-	27,725	27,725	160,806	(a)	22.78	11.96	15.36
	127,535	-	27,725	49,905	49,905	(b)	15.09	11.96	15.36
	140,000	90,000			230,000	(c)	16.53	-	-
	1,589,961	**312,236**	**101,562**	**87,630**	**1,713,005**				

Options by Price

€	31 December 2011	Granted in 2012	Lapsed in 2012	Exercised in 2012	31 December 2012		Earliest exercise date	Expiry date
17.7454	27,725	-	27,725	-	-	(a)		
17.7454	72,085	-	72,085	-	-	(b)		
11.8573	33,270	-	-	10,000	23,270	(a)	February 2013	April 2013
11.8573	72,085	-	-	-	72,085	(b)	February 2013	April 2013
11.9565	27,725	-	-	27,725	-	(a)		
11.9565	49,905	-	-	49,905	-	(b)		
15.0674	38,815	-	-	-	38,815	(a)	February 2013	April 2014
15.0674	68,758	-	-	-	68,758	(b)		April 2014
15.0854	27,725	-	-	-	27,725	(a)	February 2013	April 2014
15.0854	49,905	-	-	-	49,905	(b)		April 2014
18.7463	72,085	-	-	-	72,085	(a)	February 2013	April 2015
18.8545	27,725	-	-	-	27,725	(a)	February 2013	April 2015
26.1493	105,355	-	-	-	105,355	(a)		April 2016
29.4855	86,502	-	-	-	86,502	(a)		April 2017
29.8643	36,043	-	-	-	36,043	(a)		April 2017
21.5235	143,997	-	-	-	143,997	(a)		April 2018
16.58	130,000	-	-	-	130,000	(a)		April 2019
18.39	250,000	-	-	-	250,000	(c)		May 2020
16.38	265,000	-	-	-	265,000	(c)		April 2021
15.19	-	310,000	-	-	310,000	(c)		April 2022
18.3946	5,256	-	1,752	-	3,504	(d)	July 2013	December 2013
13.64	-	2,236	-	-	2,236	(e)	August 2017	January 2018
	1,589,961	**312,236**	**101,562**	**87,630**	**1,713,005**			

The market price of the Company's shares at 31 December 2012 was €15.30 and the range during 2012 was €12.99 to €16.79.

(a) *Granted under the 2000 share option scheme, these options are only exercisable when EPS growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.*

(b) *Granted under the 2000 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials and other manufacturing companies. If below the 75th percentile, these options are not exercisable.*

(c) *Granted under the 2010 share option scheme. Vesting will only occur once an initial performance target has been reached and, thereafter, will be dependent on performance. The performance criteria are set out in the table on page 60.*

(d) *Granted under the 2000 savings-related share option scheme.*

(e) *Granted under the 2010 savings-related share option scheme.*

Directors' interests in share capital at 31 December 2012

The interests of the Directors and Secretary in the shares of the Company as at 31 December 2012, which are beneficial unless otherwise indicated, are shown below. The Directors and Secretary have no beneficial interests in any of the Group's subsidiary, joint venture or associated undertakings.

Ordinary Shares	**31 December 2012**	31 December 2011
Directors		
E. Bärtschi	**2,000**	2,000
M. Carton	**45,654**	42,343
W. Egan	**16,112**	16,112
- Non-beneficial	**12,000**	12,000
U-H. Felcht	**1,285**	1,285
N. Hartery	**1,389**	1,302
J.M. de Jong	**15,288**	14,672
J. Kennedy	**1,009**	1,009
M. Lee	**403,758**	372,401
H.A. McSharry	**3,676**	3,556*
A. Manifold	**34,934**	29,215
D. O'Connor	**16,416**	15,883
M. Towe	**73,025**	55,405
Secretary		
N. Colgan	**10,747**	9,174
	637,293	576,357

There were no transactions in the above Directors' and Secretary's interests between 31 December 2012 and 25 February 2013.

Of the above holdings, the following are held in the form of American Depositary Receipts:

	31 December 2012	31 December 2011
W. Egan	**15,000**	15,000
- Non-beneficial	**12,000**	12,000
M. Towe	**3,397**	3,397

** Holding as at date of appointment.*

Directors' Report

The Directors submit their report and financial statements for the year ended 31 December 2012.

Accounts and Business Review

Sales revenue for 2012 of €18.7 billion was 3% higher than in 2011 (€18.1 billion). Operating profit for the Group decreased by 3% to €845 million after restructuring and impairment charges totalling €88 million (2011: €82 million). In CRH's European segments operating profit decreased by €102 million to €418 million, a decrease of 20%, reflecting the slowing momentum in European economies and the impact of divestments. In the Americas operating profit increased by €76 million (22%) to €427 million (2011: €351 million). Overall operating profit margin for the Group decreased to 4.5% (2011: 4.8%). Profit on disposal of non-current assets at €230 million was significantly higher than last year (€55 million) due primarily to the significant profit recorded on the divestment of our 49% stake in Secil.

Profit before tax amounted to €674 million, a decrease of €37 million (5%) on 2011. After providing for tax, Group profit for the financial year amounted to €554 million (2011: €597 million). Basic earnings per share amounted to 76.5c compared with 82.6c in the previous year, a decrease of 7%.

Comprehensive reviews of the financial and operating performance of the Group during 2012 are set out in the Chief Executive's Review on pages 13 to 15, the Finance Review on pages 17 to 19 - which includes Key Financial Performance Indicators on page 18 - and the separate Operations Reviews for each of the business segments on pages 24 to 35. The treasury policy and objectives of the Group are set out in detail in note 22 to the financial statements on page 101.

Dividend

An interim dividend of 18.5c (2011: 18.5c) per share was paid in October 2012. The Board is recommending a final dividend of 44c per share, in line with the final dividend for 2011. This gives a total dividend of 62.5c for the year, maintaining last year's level. It is proposed to pay the final dividend on 13 May 2013 to shareholders registered at the close of business on 8 March 2013. A scrip dividend alternative will be offered to shareholders.

Development Activity

The €0.65 billion of development activity during 2012 reflects CRH's long-term, value-based approach to developing the Group's balanced portfolio. Excluding net deferred payments, spend for 2012 amounted to €526 million (2011: €610 million) on a total of 36 bolt-on transactions which will contribute annualised sales of approximately €680 million, of which €274 million has been reflected in our 2012 results. Our pipeline of acquisition opportunities remains healthy.

Expenditure of €256 million in the first half of 2012 included 18 acquisition and investment initiatives which strengthened our existing market positions and added valuable and well-located aggregates reserves. The second half of the year saw a step-up in the level of development activity with 18 transactions at a total cost of €390 million (€270 million cash spend excluding deferred payments), with the largest transaction being a majority stake in Trap Rock Industries, an integrated aggregates and asphalt business in New Jersey.

Total proceeds from completed disposals in 2012 amounted to €859 million. The major disposals were the divestment in May 2012 of our 49% stake in Portuguese cement producer Secil and the sale in April of our wholly-owned Magnetic Autocontrol business. The sales impact of these disposals, and of the 2011 disposal of Europe Products' Insulation and Climate Control business, was €389 million in 2012.

The Group's strategy and its business model are summarised on page 14.

2013 Outlook

After a slower second quarter, GDP in the United States picked up strongly in the third quarter of 2012. However, some once-off factors contributed to a weaker final quarter with GDP growth currently estimated at approximately 2% for 2012 as a whole. Despite this variable pattern, we believe that the fundamentals are in place for continued positive momentum in the US economy in 2013, although the moderate fiscal tightening resulting from payroll tax increases may weigh somewhat on first-half economic growth. Against this backdrop we expect our Americas operations to show progress in 2013.

In contrast to the United States, economic growth in Europe turned negative in the second quarter and full-year GDP for the European Union as a whole is estimated to have fallen slightly. Current forecasts suggest only modest growth at best for 2013. On the positive side, however, the strong commitment from the European Central Bank to providing support for peripheral Eurozone economies has resulted in a more stable financial backdrop which is encouraging from a confidence building perspective and is an essential prerequisite for European economic recovery. Nevertheless, 2013 will be another challenging year for our European Divisions with significant actions, as already announced, being implemented to counteract market weakness.

Assuming no major financial or energy market dislocations, we expect that ongoing improvements in our businesses in the Americas combined with further profit improvement initiatives throughout our operations will outweigh continuing trading pressures in our European segments enabling the Group to achieve progress in 2013.

Corporate and Social Responsibility

As set out in the Corporate Social Responsibility (CSR) section on page 6, the Group is fully committed to operating ethically and responsibly in all aspects of its business relating to employees, customers, neighbours and other stakeholders. Details of CRH's policies and performance relating to Health and Safety, Environment and Climate Change, and People and Community matters are set out in the separately published annual CSR Reports which are available on the Group's website at www. crh.com.

Principal Risks and Uncertainties

Under Irish Company law (Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007), the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group's operations and the Group's decentralised structure. The list provided in the 2011 Annual Report has been updated to group the key strategic risks facing the Group separately from the key financial and reporting risks.

Principal strategic risks and uncertainties

Industry cyclicality: The level of construction activity in local and national markets is inherently cyclical being influenced by a wide variety of factors including global and national economic circumstances, ongoing austerity programmes in the developed world, governments' ability to fund infrastructure projects, consumer sentiment and weather conditions. The Group's financial performance may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. The adequacy and timeliness of management's response to unfavourable events are of critical importance.

Political and economic uncertainty: As an international business, CRH operates in many countries with differing, and in some cases potentially fast-changing, economic, social and political conditions. Changes in these conditions, including the possibility of disintegration of the eurozone and/or a failure to resolve current fiscal and budgetary issues in the United States, or in the governmental and regulatory requirements in any of the countries in which CRH operates (with particular reference to developing markets), may, for example, adversely affect CRH's business thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

Commodity products and substitution: CRH faces strong volume and price competition across its product lines. In addition, existing products may be replaced by substitute products which CRH does not produce or distribute. Against this backdrop, if CRH fails to generate competitive advantage through differentiation across the supply chain (for example, through superior product quality, engendering customer loyalty or excellence in logistics), market share, and thus financial performance, may decline.

Acquisition activity: Growth through acquisition is a key element of CRH's strategy. CRH may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets (including potential new platforms for growth), execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows.

Joint ventures and associates: CRH does not have a controlling interest in certain businesses (i.e. joint ventures and associates) in which it has invested and may invest; the greater complexity inherent in these arrangements accompanied by the need for proactive relationship management may restrict the Group's ability to generate adequate returns and to develop and grow its business.

Human resources: Existing processes to recruit, develop and retain talented individuals and promote their mobility within a decentralised Group may be inadequate thus giving rise to management attrition and difficulties in succession planning and potentially impeding the continued realisation of the Group's core strategy of performance and growth.

Corporate communications: As a publicly-listed company, CRH undertakes regular communication with its stakeholders. Given that these communications may contain forward-looking statements, which by their nature involve uncertainty, actual results and developments may differ from those communicated due to a variety of external and internal factors giving rise to reputational risk.

Corporate Social Responsibility: CRH is subject to stringent and evolving laws, regulations, standards and best practices in the area of Corporate Social Responsibility (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health and safety management and social performance) which may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group's reported results and financial condition.

Laws and regulations: CRH is subject to many laws and regulations (both local and international), including those relating to competition law, corruption and fraud, throughout the many jurisdictions in which it operates and is thus exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in the imposition of fines and/or sanctions for non-compliance and may damage the Group's reputation.

Principal financial and reporting risks and uncertainties

Financial instruments: CRH uses financial instruments throughout its businesses giving rise to interest rate, foreign currency, credit/counterparty and liquidity risks. A downgrade of CRH's credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group's ability to raise funds on acceptable terms. In addition, against the backdrop of heightened uncertainties, in particular in the eurozone, insolvency of the financial institutions with which CRH conducts business (or a downgrade in their credit ratings) may lead to losses in CRH's liquid investments, derivative assets and cash and cash equivalents balances or render it more difficult either to utilise the Group's existing debt capacity or otherwise obtain financing for the Group's operations.

Defined benefit pension schemes: CRH operates a number of defined benefit pension schemes in certain of its operating jurisdictions. The assets and liabilities of these schemes may exhibit significant period-on-period volatility attributable primarily to asset valuations, changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate deficits applicable to past service.

Insurance counterparties: In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

Foreign currency translation: CRH's activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transactional risk. The principal foreign exchange risks to which the consolidated financial statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group's reporting currency) together with declines in the euro value of the Group's net investments which are denominated in a wide basket of currencies other than the euro.

Goodwill impairment: Significant under-performance in any of CRH's major cash-generating units may give rise to a material write-down of goodwill which would have a substantial impact on the Group's income and equity.

Inspections by Public Company Accounting Oversight Board ('PCAOB'): Our auditors, like other independent registered public accounting firms operating in Ireland and a number of other European countries, are not currently permitted to be subject to inspection by the PCAOB, and as such, investors are deprived of the benefits of PCAOB inspections.

The principal financial and reporting risks and uncertainties are subject to further disclosure in the notes to the consolidated financial statements and the accompanying accounting policies.

As demonstrated by CRH's proven record of superior performance, the Group's management team has substantial and long experience in dealing with the impact of these risks. The mechanisms through which the principal risks and uncertainties are managed are addressed in the "Risk Management and Internal Control" section of the Corporate Governance Report.

Report on Directors' Remuneration

Resolution 3 to be proposed at the Annual General Meeting deals with the Report on Directors' Remuneration, as set out on pages 54 to 67, which the Board has decided to present to shareholders for the purposes of a non-binding advisory vote. This is in line with international best practice and the Directors believe that the resolution will afford shareholders an opportunity to have a "say on pay".

Board of Directors

Mr. K. McGowan retired from the Board on 9 May 2012.

Ms. H.A. McSharry was appointed to the Board on 22 February 2012.

Under the Company's Articles of Association, co-opted Directors are required to submit themselves to shareholders for election at the Annual General Meeting following their appointment and all the Directors are required to submit themselves for re-election at intervals of not more than three years. However, in accordance with the provisions contained in the UK Corporate Governance Code, the Board has decided that all Directors eligible for re-election should retire at each Annual General Meeting and offer themselves for re-election.

Auditors

Section 160(2) of the Companies Act, 1963 provides that the auditor of an Irish company shall be automatically re-appointed at a company's annual general meeting unless the auditor has given notice in writing of his unwillingness to be re-appointed or a resolution has been passed at that meeting appointing someone else or providing expressly that the incumbent auditor shall not be re-appointed. In this respect, Irish company law differs from the requirements that apply in other jurisdictions, for example in the UK, where auditors must be re-appointed annually by shareholders at the Annual General Meeting. The Auditors, Ernst & Young, Chartered Accountants, are willing to continue in office.

As required under Irish law, a resolution authorising the Directors to fix the remuneration of the Auditors will be submitted to the Annual General Meeting.

Disapplication of Pre-emption Rights

A special resolution will be proposed at the Annual General Meeting to renew the Directors' authority to disapply statutory pre-emption rights in relation to allotments of shares for cash. In respect of allotments other than for rights issues to ordinary shareholders and employees' share schemes, the authority is limited to Ordinary/Income Shares (including the re-issue of Treasury Shares) having a nominal value of €12,474,000, representing 5% approximately of the issued Ordinary/Income share capital at 25 February 2013. This authority will expire on the earlier of the date of the Annual General Meeting in 2014 or 7 August 2014.

The Directors intend to follow the Pre-Emption Group's Statement of Principles in that allotments of shares for cash and the re-issue of Treasury Shares on a non pre-emptive basis, other than for rights issues to ordinary shareholders and employees' share schemes, will not exceed 7.5% of the issued Ordinary/Income share capital within a rolling three year period without prior consultation with shareholders.

Transactions in Own Shares

During 2012, 1,317,872 (2011: 287,950) Treasury Shares were re-issued under the Group's Share Schemes. In addition, 226,617 (2011: 150,330) Ordinary Shares were transferred to the Trustees of the CRH plc Employee Benefit Trust at €15.82 per Ordinary Share for the purpose of satisfying the release of awards, made under the CRH 2006 Performance Share Plan, which vested in 2012. As at 25 February 2013, 7,360,558 shares were held as Treasury Shares, equivalent to 1.01% of the Ordinary Shares in issue (excluding Treasury Shares).

A special resolution will be proposed at the 2013 Annual General Meeting to renew the authority of the Company, or any of its subsidiaries, to purchase up to 10% of the Company's Ordinary/ Income Shares in issue at the date of the Annual General

Regulatory Information

This section contains information which is required to be provided for regulatory purposes.

2009 Corporate Governance Regulations:
For the purpose of Statutory Instrument 450/2009 European Communities (Directive 2006/46) Regulations 2009, as amended by Statutory Instrument 83/2010 European Communities (Directive 2006/46/EC) (Amendment) Regulations 2010, the Corporate Governance report on pages 38 to 53 is deemed to be incorporated in this part of the Directors' Report. Details of the Company's employee shares schemes and capital structure can be found in notes 8 and 29 to the financial statements on pages 88 and 89 and 113 and 114 respectively.

2006 Takeover Regulations:
For the purpose of Regulation 21 of Statutory Instrument 255/2006 European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006, the rules relating to the appointment and replacement of Directors are summarised in the section on "Board of Directors" in this Report on page 69 and in the following sections of the Corporate Governance Report: "Membership of the Board" on page 40, "Directors' retirement and re-election" on page 42 and "Memorandum and Articles of Association" on page 53. The Company's Memorandum and Articles of Association, which are available on the CRH website, are deemed to be incorporated in this part of the Directors' Report. The Group has certain banking facilities and bond issues outstanding which may require repayment in the event that a change in control occurs with respect to the Company. In addition, the Company's share option schemes and Performance Share Plan contain change of control provisions which can allow for the acceleration of the exercisability of share options and the vesting of share awards in the event that a change of control occurs with respect to the Company.

2007 Transparency Regulations:
For the purpose of Statutory Instrument 277/2007 Transparency (Directive 2004/109/EC) Regulations 2007, the report on Corporate Social Responsibility as published on the CRH website is deemed to be incorporated in this part of the Directors' Report, together with the following sections of this Annual Report: the Chairman's Statement on pages 8 and 9, the Chief Executive's review on pages 13 to 15, the Finance Review on pages 17 to 19, the Operations Reviews on pages 24 to 35, the details of earnings per Ordinary Share in note 13 to the consolidated financial statements, details of derivative financial instruments in note 25, the details of the re-issue of Treasury Shares in note 29 and details of employees in note 6.

Meeting. If approved, the minimum price which may be paid for shares purchased by the Company shall not be less than the nominal value of the shares and the maximum price will be 105% of the higher of the last independent trade in the Company's shares (or current independent bid, if higher) and the average market price of such shares over the preceding five days. A special resolution will also be proposed for the purpose of setting the maximum and minimum prices at which Treasury Shares (effectively shares purchased and not cancelled) may be re-issued off-market by the Company. If granted, both of these authorities will expire on the earlier of the date of the Annual General Meeting in 2014 or 7 August 2014.

As at 25 February 2013, options to subscribe for a total of 24,332,209 Ordinary/Income Shares are outstanding, representing 3.35% of the issued Ordinary/Income share capital (excluding Treasury Shares). If the authority to purchase Ordinary/Income Shares was used in full, the options would represent 3.72% of the remaining shares in issue.

The Directors do not have any current intention of exercising the power to purchase the Company's own shares and will only do so if they consider it to be in the best interests of the Company and its shareholders.

Annual General Meeting

Your attention is drawn to the Notice of Meeting set out on pages 138 and 139.

Your Directors believe that the resolutions to be proposed at the Meeting are in the best interests of the Company and its shareholders as a whole and, therefore, recommend you to vote in favour of the resolutions. Your Directors intend to vote in favour of the resolutions in respect of their own beneficial holdings of Ordinary Shares, amounting in total, on 25 February 2013, to 614,546 Ordinary Shares, representing approximately 0.09% of the issued Ordinary share capital of your Company.

Subsidiary, Joint Venture and Associated Undertakings

The Group has over 1,000 subsidiary, joint venture and associated undertakings. The principal ones as at 31 December 2012 are listed on pages 128 to 135.

Statement of Directors' Responsibilities

The Directors, whose names are listed on pages 36 and 37, are responsible for preparing the Annual Report and Financial Statements in accordance with applicable laws and regulations.

Company law in the Republic of Ireland requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Parent Company and of the Group and of the profit or loss of the Group for that period (consolidated financial statements).

In preparing the consolidated financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- comply with applicable International Financial Reporting Standards as adopted by the European Union, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are also required by the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Central Bank of Ireland to include a management report containing a fair review of the business and a description of the principal risks and uncertainties facing the Group.

The Directors confirm that they have complied with the above requirements in preparing the 2012 Annual Report and consolidated financial statements.

The considerations set out above for the Group are also required to be addressed by the Directors in preparing the financial statements of the Parent Company (which are set out on pages 118 to 121, in respect of which the applicable accounting standards are those which are generally accepted in the Republic of Ireland.

The Directors have elected to prepare the Parent Company's Financial Statements in accordance with Generally Accepted Accounting Practice in Ireland (Irish GAAP) comprising the financial reporting standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland, together with the Companies Acts, 1963 to 2012.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Parent Company and which enable them to ensure that the consolidated financial statements are prepared in accordance with applicable International Financial Reporting Standards as adopted by the European Union and comply with the provisions of the Companies Acts, 1963 to 2012 and Article 4 of the IAS Regulation.

The Directors have appointed appropriate accounting personnel, including a professionally qualified Finance Director, in order to ensure that those requirements are met. The books and accounting records of the Company are maintained at the principal executive offices located at Belgard Castle, Clondalkin, Dublin 22.

The Directors are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

On behalf of the Board,
N. Hartery, M. Lee,
Directors

25 February 2013

Independent Auditor's Report

to the members of CRH public limited company

We have audited the financial statements of CRH plc for the year ended 31 December 2012 which comprise the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated and Company Balance Sheets, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows, the Accounting Policies, the related notes 1 to 33 (Group) and the related notes 1 to 12 (Company). The financial reporting framework that has been applied in the preparation of the Group Financial Statements is Irish law and International Financial Reporting Standards (IFRSs) as adopted by the European Union. The financial reporting framework that has been applied in the preparation of the Company Financial Statements is Irish law and accounting standards issued by the Financial Reporting Council and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland).

This Report is made solely to the Company's members, as a body, in accordance with section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this Report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

As explained more fully in the Statement of Directors' Responsibilities the Directors are responsible for the preparation of the financial statements giving a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with Irish law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group and the Company's circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our Report.

Opinion on financial statements

In our opinion:

- the Group Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2012 and of its profit for the year then ended;
- the Company Balance Sheet gives a true and fair view in accordance with Generally Accepted Accounting Practice in Ireland of the state of the Company's affairs as at 31 December 2012; and
- the financial statements have been properly prepared in accordance with the requirements of the Companies Acts 1963 to 2012 and, as regards the Group Financial Statements, Article 4 of the IAS Regulation.

Matters on which we are required to report by the Companies Acts 1963 to 2012

- We have obtained all the information and explanations which we consider necessary for the purposes of our audit.
- In our opinion proper books of account have been kept by the Company.
- The Company Balance Sheet is in agreement with the books of account.
- The net assets of the Company, as stated in the Company Balance Sheet are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2012 a financial situation which under section 40(1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the Company.
- In our opinion the information given in the Directors' Report is consistent with the financial statements and the description in the Corporate Governance Report of the main features of the internal control and risk management systems in relation to the process for preparing the Group Financial Statements is consistent with the Group Financial Statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Acts 1963 to 2012 we are required to report to you if, in our opinion, the disclosures of Directors' remuneration and transactions specified by law are not made.

Under the Listing Rules we are required to review:

- the Directors' Statement in relation to going concern;
- the part of the Corporate Governance Report relating to the Company's compliance with the nine provisions of the UK Corporate Governance Code specified for our review; and
- certain elements of the disclosures in the report by the Board on Directors' remuneration.

Breffni Maguire
for and on behalf of Ernst & Young
Dublin

25 February 2013

Consolidated Income Statement

for the financial year ended 31 December 2012

Notes		2012 €m	2011 €m
1	**Revenue**	**18,659**	18,081
3	Cost of sales	**(13,562)**	(13,179)
	Gross profit	**5,097**	4,902
3	Operating costs	**(4,252)**	(4,031)
1,4,6,7	**Group operating profit**	**845**	871
1,5	Profit on disposals	**230**	55
	Profit before finance costs	**1,075**	926
9	Finance costs	**(277)**	(262)
9	Finance income	**19**	33
9	Other financial expense	**(31)**	(28)
10	Share of associates' (loss)/profit	**(112)**	42
1	**Profit before tax**	**674**	711
11	Income tax expense	**(120)**	(114)
	Group profit for the financial year	**554**	597
	Profit attributable to:		
	Equity holders of the Company	**552**	590
	Non-controlling interests	**2**	7
	Group profit for the financial year	**554**	597
13	**Basic earnings per Ordinary Share**	**76.5c**	82.6c
13	**Diluted earnings per Ordinary Share**	**76.4c**	82.6c

All of the results relate to continuing operations.

Consolidated Statement of Comprehensive Income

for the financial year ended 31 December 2012

Notes		2012 €m	2011 €m
	Group profit for the financial year	**554**	597
	Other comprehensive income		
	Currency translation effects	**(51)**	107
28	Actuarial loss on Group defined benefit pension obligations	**(171)**	(278)
25	Gains/(losses) relating to cash flow hedges	**1**	(7)
11	Tax on items recognised directly within other comprehensive income	**28**	58
	Net expense recognised directly within other comprehensive income	**(193)**	(120)
	Total comprehensive income for the financial year	**361**	477
	Attributable to:		
	Equity holders of the Company	**360**	470
	Non-controlling interests	**1**	7
	Total comprehensive income for the financial year	**361**	477

N. Hartery, M. Lee, Directors

Consolidated Balance Sheet

as at 31 December 2012

Notes		2012 €m	2011 €m
	ASSETS		
	Non-current assets		
14	Property, plant and equipment	**8,448**	8,936
15	Intangible assets	**4,446**	4,488
16	Investments accounted for using the equity method	**710**	948
16	Other financial assets	**161**	177
18	Other receivables	**86**	62
25	Derivative financial instruments	**120**	181
27	Deferred income tax assets	**197**	290
	Total non-current assets	**14,168**	15,082
	Current assets		
17	Inventories	**2,397**	2,286
18	Trade and other receivables	**2,592**	2,663
16	Asset held for sale	**143**	-
	Current income tax recoverable	**17**	8
25	Derivative financial instruments	**52**	24
23	Liquid investments	**31**	29
23	Cash and cash equivalents	**1,768**	1,295
	Total current assets	**7,000**	6,305
	Total assets	**21,168**	21,387
	EQUITY		
	Capital and reserves attributable to the Company's equity holders		
29	Equity share capital	**249**	247
29	Preference share capital	**1**	1
29	Share premium account	**4,133**	4,047
29	Treasury Shares and own shares	**(146)**	(183)
	Other reserves	**182**	168
	Foreign currency translation reserve	**(169)**	(119)
	Retained income	**6,287**	6,348
		10,537	10,509
	Non-controlling interests	**36**	74
	Total equity	**10,573**	10,583
	LIABILITIES		
	Non-current liabilities		
24	Interest-bearing loans and borrowings	**4,239**	4,463
25	Derivative financial instruments	**14**	20
27	Deferred income tax liabilities	**1,301**	1,492
19	Other payables	**296**	204
28	Retirement benefit obligations	**674**	664
26	Provisions for liabilities	**257**	252
	Total non-current liabilities	**6,781**	7,095
	Current liabilities		
19	Trade and other payables	**2,841**	2,858
	Current income tax liabilities	**181**	201
24	Interest-bearing loans and borrowings	**676**	519
25	Derivative financial instruments	**6**	10
26	Provisions for liabilities	**110**	121
	Total current liabilities	**3,814**	3,709
	Total liabilities	**10,595**	10,804
	Total equity and liabilities	**21,168**	21,387

N. Hartery, M. Lee, Directors

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2012

Notes		Issued share capital €m	Share premium account €m	Treasury Shares/ own shares €m	Other reserves €m	Foreign currency translation reserve €m	Retained income €m	Non-controlling interests €m	Total equity €m
		Attributable to the equity holders of the Company							
	At 1 January 2012	**248**	**4,047**	**(183)**	**168**	**(119)**	**6,348**	**74**	**10,583**
	Group profit for the financial year	**-**	**-**	**-**	**-**	**-**	**552**	**2**	**554**
	Other comprehensive income	**-**	**-**	**-**	**-**	**(50)**	**(142)**	**(1)**	**(193)**
	Total comprehensive income	**-**	**-**	**-**	**-**	**(50)**	**410**	**1**	**361**
29	Issue of share capital (net of expenses)	**2**	**86**	**-**	**-**	**-**	**-**	**-**	**88**
8	Share-based payment expense								
	- Performance Share Plan (PSP)	**-**	**-**	**-**	**14**	**-**	**-**	**-**	**14**
29	Treasury/own shares reissued	**-**	**-**	**37**	**-**	**-**	**(37)**	**-**	**-**
	Share option exercises	**-**	**-**	**-**	**-**	**-**	**16**	**-**	**16**
12	Dividends (including shares issued in lieu of dividends)	**-**	**-**	**-**	**-**	**-**	**(450)**	**(5)**	**(455)**
5	Non-controlling interest in joint ventures disposed	**-**	**-**	**-**	**-**	**-**	**-**	**(32)**	**(32)**
	Acquisition of non-controlling interests	**-**	**-**	**-**	**-**	**-**	**-**	**(2)**	**(2)**
	At 31 December 2012	**250**	**4,133**	**(146)**	**182**	**(169)**	**6,287**	**36**	**10,573**
	for the financial year ended 31 December 2011								
	At 1 January 2011	245	3,915	(199)	147	(226)	6,446	83	10,411
	Group profit for the financial year	-	-	-	-	-	590	7	597
	Other comprehensive income	-	-	-	-	107	(227)	-	(120)
	Total comprehensive income	-	-	-	-	107	363	7	477
29	Issue of share capital (net of expenses)	3	132	-	-	-	-	-	135
8	Share-based payment expense								
	- share option schemes	-	-	-	9	-	-	-	9
	- Performance Share Plan (PSP)	-	-	-	12	-	-	-	12
29	Treasury/own shares reissued	-	-	16	-	-	(16)	-	-
	Share option exercises	-	-	-	-	-	6	-	6
12	Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(445)	(9)	(454)
31	Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	(2)	(2)
	Acquisition of non-controlling interests	-	-	-	-	-	(6)	(5)	(11)
	At 31 December 2011	248	4,047	(183)	168	(119)	6,348	74	10,583

N. Hartery, M. Lee, Directors

Consolidated Statement of Cash Flows

for the financial year ended 31 December 2012

Notes		2012 €m	2011 €m
	Cash flows from operating activities		
	Profit before tax	**674**	711
9	Finance costs (net)	**289**	257
10	Share of associates' result	**112**	(42)
5	Profit on disposals	**(230)**	(55)
	Group operating profit	**845**	871
3	Depreciation charge	**748**	742
3	Amortisation of intangible assets	**47**	43
8	Share-based payment expense	**14**	21
	Other (primarily pension payments)	**(152)**	(109)
20	Net movement on working capital and provisions	**(75)**	(211)
	Cash generated from operations	**1,427**	1,357
	Interest paid (including finance leases)	**(264)**	(239)
21	(Increase)/decrease in liquid investments	**(4)**	4
	Corporation tax paid	**(134)**	(96)
	Net cash inflow from operating activities	**1,025**	1,026
	Cash flows from investing activities		
5	Proceeds from disposals (net of cash disposed)	**751**	442
	Interest received	**19**	32
	Dividends received from associates	**18**	20
14	Purchase of property, plant and equipment	**(575)**	(576)
31	Acquisition of subsidiaries and joint ventures (net of cash acquired)	**(420)**	(507)
16	Other investments and advances	**(32)**	(24)
20	Deferred and contingent acquisition consideration paid	**(30)**	(21)
	Net cash outflow from investing activities	**(269)**	(634)
	Cash flows from financing activities		
	Proceeds from exercise of share options	**16**	6
	Acquisition of non-controlling interests	**(2)**	(11)
	Increase in interest-bearing loans, borrowings and finance leases	**502**	101
	Net cash flow arising from derivative financial instruments	**13**	(63)
	Repayment of interest-bearing loans, borrowings and finance leases	**(419)**	(552)
12	Dividends paid to equity holders of the Company	**(362)**	(310)
12	Dividends paid to non-controlling interests	**(5)**	(9)
	Net cash outflow from financing activities	**(257)**	(838)
	Increase/(decrease) in cash and cash equivalents	**499**	(446)
	Reconciliation of opening to closing cash and cash equivalents		
21	Cash and cash equivalents at 1 January	**1,295**	1,730
	Translation adjustment	**(26)**	11
	Increase/(decrease) in cash and cash equivalents	**499**	(446)
21	**Cash and cash equivalents at 31 December**	**1,768**	1,295
	Reconciliation of opening to closing net debt		
21	**Net debt at 1 January**	**(3,483)**	(3,473)
	Increase/(decrease) in liquid investments	**4**	(4)
31	Debt in acquired companies	**(42)**	(47)
5	Debt in disposed companies	**108**	50
	Increase in interest-bearing loans, borrowings and finance leases	**(502)**	(101)
	Net cash flow arising from derivative financial instruments	**(13)**	63
	Repayment of interest-bearing loans, borrowings and finance leases	**419**	552
	Increase/(decrease) in cash and cash equivalents	**499**	(446)
	Mark-to-market adjustment	**9**	(18)
	Translation adjustment	**37**	(59)
21	**Net debt at 31 December**	**(2,964)**	(3,483)

N. Hartery, M. Lee, Directors

Accounting Policies

(including key accounting estimates and assumptions)

Statement of Compliance

The Consolidated Financial Statements of CRH plc have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, which comprise standards and interpretations approved by the International Accounting Standards Board (IASB). IFRS as adopted by the European Union differ in certain respects from IFRS as issued by the IASB. However, the Consolidated Financial Statements for the financial years presented would be no different had IFRS as issued by the IASB been applied. References to IFRS hereafter should be construed as references to IFRS as adopted by the European Union.

CRH plc, the Parent Company, is a publicly traded limited company incorporated and domiciled in the Republic of Ireland.

Basis of Preparation

The Consolidated Financial Statements, which are presented in euro millions, have been prepared under the historical cost convention as modified by the measurement at fair value of share-based payments, retirement benefit obligations and certain financial assets and liabilities including derivative financial instruments.

The accounting policies set out below have been applied consistently by all the Group's subsidiaries, joint ventures and associates to all periods presented in these Consolidated Financial Statements.

Certain prior year disclosures have been amended to conform to current year presentation.

In accordance with Section 148(8) of the Companies Act, 1963 and Section 71 (A) of the Companies (Amendment) Act, 1986, the Company is availing of the exemption from presenting its individual profit and loss account to the Annual General Meeting and from filing it with the Registrar of Companies.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

(i) IFRS and IFRIC interpretations adopted during the financial year

The Group has adopted the following new and revised IFRS in respect of the 2012 year-end:

- IAS 12 *Income Taxes (amendment)*
- IFRS 7 *Financial Instruments: Disclosures (amendment)*

The application of the above standards and interpretations did not result in material changes in the Group's Consolidated Financial Statements.

(ii) IFRS and IFRIC interpretations being adopted in 2013

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2013, and have not been applied in preparing these Consolidated Financial Statements as they are not yet effective for the Group. The Group will adopt these standards from 1 January 2013.

- IFRS 10 *Consolidated Financial Statements**

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the Consolidated Financial Statements of the Group. Based on the preliminary analyses performed, IFRS 10 is not expected to have a material impact on the currently held investments of the Group.

- IFRS 11 *Joint Arrangements**, IAS 28 *Investments in Associates and Joint Ventures*

IFRS 11 replaces IAS 31 *Interests in Joint Ventures*. The Group currently uses proportionate consolidation to account for its joint ventures. The Group has performed an assessment of IFRS 11 and has concluded that our principal joint arrangements are joint ventures as defined under IFRS 11.

With the application of the new standard, the Group's investments in joint ventures will be accounted for using the equity method of accounting. The change to equity accounting will have no impact on the Group's profit after tax, but will impact each line item in the Consolidated Income Statement. The impact of IFRS 11 on the current period (which will be the comparative period as of 31 December 2013) will be to increase the Group's share of equity-accounted investments (which currently only include the results of our associate investments) by €28 million, decrease revenue by €575 million and operating profit by €40 million, and reduce finance costs and income tax expense by €2 million and €10 million respectively.

The Group's Consolidated Balance Sheet will also be impacted on a line by line basis. The Group's investments accounted for using the equity method will increase by €587 million. The Group's non-current assets will decrease by €71 million and non-current liabilities will decrease by €165 million. The impact on current assets and current liabilities will be a reduction of €191 million and €97 million respectively.

- IFRS 12 *Disclosure of Interests in Other Entities**

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity's interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. IFRS 12 has no impact on the Group's financial performance.

- IFRIC 20 *Stripping Costs in the Production Phase of a Surface Mine*

IFRIC 20 provides guidance on the accounting treatment for stripping costs incurred during the production phase of a surface mine used to extract mineral resources. The Group currently expenses all stripping costs as incurred. Under IFRIC 20 the Group is required to capitalise (as a non-current asset) any current period stripping costs that provide economic benefits beyond the current period. This would result in a reduction in operating expenses which would be offset by an increased depletion charge. IFRIC 20 will not have a material impact on the Group's financial position or performance.

- IAS 19 *Employee Benefits (revised)*

The application of the revised standard will result in a number of amendments to the Group's current accounting for retirement benefit obligations, including a change to the calculation of the net interest expense in the Consolidated Income Statement, adjustments to the current service cost for risk sharing between employer and employees and the adoption of generational-based mortality tables across all schemes.

The most significant change is in how net interest expense will be calculated. Currently the Group's Consolidated Income Statement includes a credit for the expected return on assets and an interest expense in respect of the pension liability. Under the revised standard the Group will no longer take a credit for the expected return on assets and the net interest expense will be calculated by multiplying the year-end discount rate by the year-end net pension liability. Under this method the 2013 interest expense will be approximately €21 million (2012: increase in interest expense recorded of approximately €18 million). The other amendments to IAS 19 are anticipated to have a less significant impact on the Group and primarily affect the Group's Swiss retirement benefit obligations. Additional disclosure requirements relating to the sensitivity of the defined benefit obligation to changes in each significant actuarial assumptions will also be required.

- IAS 1 *Presentation of Financial Statements - amendments*

The amendments to IAS 1 changes the grouping of items presented in Other Comprehensive Income. The amendments affect presentation only and have no impact on the Group's financial performance.

- IFRS 7 *Financial Instruments: Disclosures - amendments*

* *CRH prepares its Consolidated Financial Statements in compliance with IFRS as issued by the EU and prepares its form 20-F in compliance with IFRS as issued by the IASB. IFRS 10, 11 and 12 have an effective date of 1 January 2014 for IFRS as issued by the EU. The IASB has an effective date for these standards of 1 January 2013. To ensure consistency between the 2013 Annual Report and form 20-F, CRH will early adopt IFRS 10, 11 and 12 in 2013.*

These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g. collateral agreements). These amendments will not impact the Group's financial position or performance.

- IFRS 13 *Fair Value Measurement*

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 will not have a material impact on the Group's financial position or performance.

- Annual Improvements May 2012

These improvements will not have a material impact on the Group.

(iii) IFRS and IFRIC interpretations effective subsequent to the CRH 2013 financial year-end:

- IFRS 9 *Financial Instruments - Classification and Measurement* effective 1 January 2015

IFRS 9, as issued, reflects the first phase of the IASB's work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Key Accounting Policies which involve Estimates, Assumptions and Judgements

The preparation of the Consolidated Financial Statements in accordance with IFRS requires management to make certain estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses at the end of the reporting period. Management believes that the estimates, assumptions and judgements upon which it relies are reasonable based on the information available to it at the time that those estimates, assumptions and judgements are made. In some cases, the accounting treatment of a particular transaction is specifically dictated by IFRS and does not require management's judgement in its application.

Management consider that their use of estimates, assumptions and judgements in the application of the Group's accounting policies are inter-related and therefore discuss them together below. The critical accounting policies which involve significant estimates or assumptions or judgements, the actual outcome of which could have a material impact on the Group's results and financial position outlined below, are as follows:

Provisions for liabilities – Note 26

A provision is recognised when the Group has a present obligation (either legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group anticipates that a provision will be reimbursed, the reimbursement is recognised as a separate asset only when it is virtually certain that the reimbursement will arise. The expense relating to any provision is presented in the Consolidated Income Statement net of any reimbursement. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provision due to passage of time is recognised as interest expense. Provisions arising on business combination activity are recognised only to the extent that they would have qualified for recognition in the financial statements of the acquiree prior to acquisition. Provisions are not recognised for future operating losses.

Rationalisation and redundancy provisions
Provisions for rationalisation and redundancy are established when a detailed restructuring plan has been drawn up, resolved upon by the responsible decision-making level of management and communicated to the employees who are affected by the plan. These provisions are recognised at the present value of future disbursements and cover only expenses that arise directly from restructuring measures, are necessary for restructuring and exclude costs related to future business operations. Restructuring measures may include the sale or termination of business units, site closures, and relocation of business activities, changes in management structure or a fundamental reorganisation of departments or business units.

Environmental and remediation provisions
The measurement of environmental and remediation provisions is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, currently enacted laws and regulations and prior experience in remediation of sites. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, the protracted length of the clean-up periods and evolving technologies. The environmental and remediation liabilities provided for in the Consolidated Financial Statements reflect the information available to management at the time of determination of the liability and are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. Due to the inherent uncertainties described above, many of which are not under management's control, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future accounting periods.

Legal contingencies
The status of each significant claim and legal proceeding in which the Group is involved is reviewed by management on a periodic basis and the Group's potential financial exposure is assessed. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be estimated, a liability is recognised for the estimated loss. Because of the uncertainties inherent in such matters, the related provisions are based on the best information available at the time; the issues taken into account by management and factored into the assessment of legal contingencies include, as applicable, the status of settlement negotiations, interpretations of contractual obligations, prior experience with similar contingencies/claims, the availability of insurance to protect against the downside exposure and advice obtained from legal counsel and other third parties. As additional information becomes available on pending claims, the potential liability is reassessed and revisions are made to the amounts accrued where appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position of the Group.

Retirement benefit obligations – Note 28

Costs arising in respect of the Group's defined contribution pension schemes are charged to the Consolidated Income Statement in the period in which they are incurred. The Group has no legal or constructive obligation to pay further contributions in the event that the fund does not hold sufficient assets to meet its benefit commitments.

The liabilities and costs associated with the Group's defined benefit pension schemes (both funded and unfunded) are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes' liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations.

When the benefits of a defined benefit scheme are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the Consolidated Income Statement on a straight-line basis over the average period until the benefits become vested. To the extent that the enhanced benefits vest immediately, the related expense is recognised immediately in the Consolidated Income Statement.

The net surplus or deficit arising on the Group's defined benefit pension schemes, together with the liabilities associated with the unfunded schemes, are shown either within non-current assets or non-current liabilities in the Consolidated Balance Sheet. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities as appropriate. Actuarial gains and losses are recognised immediately in the Consolidated Statement of Comprehensive Income.

The defined benefit pension asset or liability in the Consolidated Balance Sheet comprises the total for each plan of the present value of the defined benefit obligation less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets that are held by a long-term employee benefit fund or qualifying insurance policies. Fair value is based on market price information and, in the case of published securities, it is the published bid price. The value of any defined benefit asset is limited to the present value of any economic benefits available in the form of refunds from the plan and reductions in the future contributions to the plan.

The Group's obligation in respect of post-employment healthcare and life assurance benefits represents the amount of future benefit that employees have earned in return for service in the current and prior periods. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and estimated term of the post-employment obligations.

Assumptions
The assumptions underlying the actuarial valuations from which the amounts recognised in the Consolidated Financial Statements are determined (including discount rates, expected return on plan assets, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates) are updated annually based on current economic conditions and for any relevant changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality corporate bonds; (ii) for the expected return on plan assets, changes in the pension plans' strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund assets are invested; (iii) for future compensation levels, future labour market conditions and (iv) for healthcare cost trend rates, the rate of medical cost inflation in the relevant regions. The weighted average actuarial assumptions used and sensitivity analysis in relation to the discount rates employed in the determination of pension and other post-retirement liabilities are contained in Note 28 to the Consolidated Financial Statements.

While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the obligations and expenses recognised in future accounting periods. The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to asset valuations, changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate past service deficits.

Taxation – current and deferred – Notes 11 and 27

Current tax represents the expected tax payable (or recoverable) on the taxable profit for the year using tax rates enacted for the period. Any interest or penalties arising are included within current tax. Where items are accounted for outside of profit or loss, the related income tax is recognised either in other comprehensive income or directly in equity as appropriate.

Deferred tax is recognised using the liability method on temporary differences arising at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; in addition, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. No provision has been made for temporary differences applicable to investments in subsidiaries and interests in joint ventures as the Group is in a position to control the timing of reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Due to the absence of control in the context of associates (significant influence only), deferred tax liabilities are recognised where appropriate in respect of CRH's investments in these entities on the basis that the exercise of significant influence would not necessarily prevent earnings being remitted by other shareholders in the undertaking.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets and liabilities are not subject to discounting.

Deferred tax assets are recognised in respect of all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profits will be available against which the temporary differences can be utilised. The carrying amounts of deferred tax assets are subject to review at each balance sheet date and are reduced to the extent that future taxable profits are considered to be inadequate to allow all or part of any deferred tax asset to be utilised.

The Group's income tax charge is based on reported profit and expected statutory tax rates, which reflect various allowances and reliefs and tax planning opportunities available to the Group in the multiple tax jurisdictions in which it operates. The determination of the Group's provision for income tax requires certain judgements and estimates in relation to matters where the ultimate tax outcome may not be certain. The recognition or non-recognition of deferred tax assets as appropriate also requires judgement as it involves an assessment of the future recoverability of those assets. In addition, the Group is subject to tax audits which can involve complex issues that could require extended periods for resolution. Although management believes that the estimates included in the Consolidated Financial Statements and its tax return positions are reasonable, no assurance can be given that the final outcome of these matters will not be different than that which is reflected in the Group's historical income tax provisions and accruals. Any such differences could have a material impact on the income tax provision and profit for the period in which such a determination is made.

Property, plant and equipment – Note 14

The Group's accounting policy for property, plant and equipment is considered critical because the carrying value of €8,448 million at 31 December 2012 represents a significant portion (40%) of total assets at that date. Property, plant and equipment are stated at cost less any accumulated depreciation and any accumulated impairments except for certain items that had been revalued to fair value prior to the date of transition to IFRS (1 January 2004).

Repair and maintenance expenditure is included in an asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenditure is charged to the Consolidated Income Statement during the financial period in which it is incurred.

Borrowing costs incurred in the construction of major assets which take a substantial period of time to complete are capitalised in the financial period in which they are incurred.

In the application of the Group's accounting policy, judgement is exercised by management in the determination of residual values and useful lives. Depreciation and depletion is calculated to write off the book value of each item of property, plant and equipment over its useful economic life on a straight-line basis at the following rates:

Land and buildings: The book value of mineral-bearing land, less an estimate of its residual value, is depleted over the period of the mineral extraction in the proportion which production for the year bears to the latest estimates of mineral reserves. Land other than mineral-bearing land is not depreciated. In general, buildings are depreciated at 2.5% per annum ("p.a.").

Plant and machinery: These are depreciated at rates ranging from 3.3% p.a. to 20% p.a. depending on the type of asset. Plant and machinery includes transport which is, on average, depreciated at 20% p.a.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the depreciation period or method as appropriate on a prospective basis.

Impairment of long-lived assets and goodwill – Notes 14 and 15

Impairment of property, plant and equipment and goodwill
The carrying values of items of property, plant and equipment are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable. Goodwill is subject to impairment testing on an annual basis and at any time during the year if an indicator of impairment is considered to exist. In the year in which a business combination is effected and

where some or all of the goodwill allocated to a particular cash-generating unit arose in respect of that combination, the cash-generating unit is tested for impairment prior to the end of the relevant annual period.

Property, plant and equipment assets are reviewed for potential impairment by applying a series of external and internal indicators specific to the assets under consideration; these indicators encompass macroeconomic issues including the inherent cyclicality of the building materials sector, actual obsolescence or physical damage, a deterioration in forecast performance in the internal reporting cycle and restructuring and rationalisation programmes.

Where the carrying value exceeds the estimated recoverable amount (being the greater of fair value less costs to sell and value-in-use), an impairment loss is recognised by writing down the assets to their recoverable amount. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The estimates of future cash flows exclude cash inflows or outflows attributable to financing activities and income tax. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined by reference to the cash-generating unit to which the asset belongs. Impairment losses arising in respect of goodwill are not reversed once recognised.

Goodwill relating to associates is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Where indicators of impairment of an investment arise in accordance with the requirements of IAS 39 *Financial Instruments: Recognition and Measurement*, the carrying amount is tested for impairment by comparing its recoverable amount with its carrying amount.

The impairment testing process requires management to make significant judgements and estimates regarding the future cash flows expected to be generated by the use of and, if applicable, the eventual disposal of, long-lived assets and goodwill as well as other factors to determine the fair value of the assets. Management periodically evaluates and updates the estimates based on the conditions which influence these variables. A detailed discussion of the impairment methodology applied and key assumptions used by the Group in the context of long-lived assets and goodwill are provided in Notes 14 and 15 to the Consolidated Financial Statements.

The assumptions and conditions for determining impairments of long-lived assets and goodwill reflect management's best assumptions and estimates, but these items involve inherent uncertainties described above, many of which are not under management's control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

Other Significant Accounting Policies

Basis of consolidation

The Consolidated Financial Statements include the financial statements of the Parent Company and all subsidiaries, joint ventures and associates, drawn up to 31 December each year. The financial year-ends of the Group's subsidiaries, joint ventures and associates are co-terminous.

Subsidiaries
The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date on which control over the operating and financial decisions is obtained and cease to be consolidated from the date on which the Group loses control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in determining the existence or otherwise of control. A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.

Non-controlling interests represent the portion of the equity of a subsidiary not attributable either directly or indirectly to the Parent Company and are presented separately in the Consolidated Income Statement and within equity in the Consolidated Balance Sheet, distinguished from Parent Company shareholders' equity. Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognised as a result of such transactions. On an acquisition by acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets.

Joint ventures – Note 2
The Group's share of results and net assets of joint ventures (jointly controlled entities which are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other venturers under a contractual arrangement) are accounted for on the basis of proportionate consolidation from the date on which the contractual agreements stipulating joint control are finalised and are derecognised when joint control ceases. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Consolidated Financial Statements.

Loans to joint ventures (after proportionate elimination) are classified as loans and receivables within financial assets and are recorded at amortised cost.

Associates – Note 10
Entities other than subsidiaries and joint ventures in which the Group has a participating interest, and over whose operating and financial policies the Group is in a position to exercise significant influence, are accounted for as associates using the equity method and are included in the Consolidated Financial Statements from the date on which significant influence is deemed to arise until the date on which such influence ceases to exist. Under the equity method, the Consolidated Income Statement reflects the Group's share of profit after tax of the related associates. Investments in associates are carried in the Consolidated Balance Sheet at cost adjusted in respect of post-acquisition changes in the Group's share of net assets, less any impairment in value. If necessary, impairment losses on the carrying amount of an investment are reported within the Group's share of associates' profit after tax in the Consolidated Income Statement. If the Group's share of losses exceeds the carrying amount of an associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Transactions eliminated on consolidation
Intra-group balances and transactions, income and expenses, and any unrealised gains or losses arising from such transactions, are eliminated in preparing the Consolidated Financial Statements. Unrealised gains arising from transactions with joint ventures and associates are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same manner as unrealised gains, but only to the extent that there is no evidence of impairment in the Group's interest in the entity.

Revenue recognition

Revenue represents the value of goods and services supplied and is net of trade discounts and value added tax/sales tax. Other than in the case of construction contracts, revenue is recognised to the extent that revenue and related costs incurred or to be incurred are subject to reliable measurement, that it is probable that economic benefits will flow to the Group and that the significant risks and rewards of ownership have passed to the buyer, usually on delivery of the goods.

Construction contracts
The Group engages primarily in the performance of fixed price contracts, as opposed to cost plus contracts, and recognises revenue in accordance with the percentage-of-completion method, with the completion percentage being computed generally by reference to the proportion that contract costs incurred at the balance sheet date bear to the total estimated costs of the contract.

Contract costs are recognised as incurred. When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognised over the period of the contract. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred where it is probable that these costs will be recoverable. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised immediately as an expense. Revenue and/or costs in respect of variations or contracts claims and incentive payments, to the extent that they arise, are recognised when it is probable that the amount, which can be measured reliably, will be recovered from/paid to the customer.

If circumstances arise that may change the original estimates of revenues, costs or extent of progress towards completion, estimates are revised. These revisions may result in increases or decreases in revenue or costs and are reflected in income in the period in which the circumstances that give rise to the revision became known by management.

Segment reporting – Note 1

Operating segments are reported in a manner consistent with the internal organisational and management structure and the internal reporting information provided to the Chief Operating Decision-Maker who is responsible for allocating resources and assessing performance of the operating segments.

Share-based payments – Note 8

The Group operates both Share Option Schemes and a Performance Share Plan. Its policy in relation to the granting of share options and the granting of awards under the Performance Share Plan together with the nature of the underlying market and non-market performance and other vesting conditions are addressed in the Report on Directors' Remuneration on page 59. The Group's employee share options and shares awarded under the Performance Share Plan are equity-settled share-based payments as defined in IFRS 2 *Share-Based Payment*.

Share options

For share option awards, the Group measures the services received and the corresponding increase in equity at fair value at the grant date using the trinomial model (a lattice option-pricing model in accordance with IFRS 2). Fair value is determined on the basis that the services to be rendered by employees as consideration for the granting of share options will be received over the vesting period, which is assessed as at the grant date. The share options granted by the Company are at market value at date of grant and are not subject to market-based vesting conditions within the meaning of IFRS 2.

The cost is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The Consolidated Income Statement expense/credit for a period represents the movement in cumulative expense recognised at the beginning and end of that period. The cumulative charge to the Consolidated Income Statement is reversed only where the performance condition is not met or where an employee in receipt of share options leaves service prior to completion of the expected vesting period and those options forfeit in consequence.

No expense is recognised for awards that do not ultimately vest, except for share-based payments where vesting is conditional upon a non-vesting condition which is treated as vesting irrespective of whether or not it is satisfied, provided that all other performance and/or service conditions are satisfied.

Where an award is cancelled, it is treated as if it is vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. This includes any award where non-vesting conditions within the control of either the Company or the employee are not met. All cancellations of awards are treated equally.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

The dilutive effect of outstanding options is reflected as additional share dilution in the determination of diluted earnings per share.

To the extent that the Group receives a tax deduction relating to the services paid in shares, deferred tax in respect of share options is provided on the basis of the difference between the market price of the underlying equity as at the date of the financial statements and the exercise price of the option; where the amount of any tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense, the current or deferred tax associated with the excess is recognised directly in equity.

The Group has no exposure in respect of cash-settled share-based payment transactions and share-based payment transactions with cash alternatives.

Awards under the Performance Share Plan

The fair value of shares awarded under the Performance Share Plan is determined using a Monte Carlo simulation technique and is expensed in the Consolidated Income Statement over the vesting period. The Performance Share Plan contains inter alia a total shareholder return-based (and hence market-based) vesting condition; accordingly, the fair value assigned to the related equity instruments at the grant date is adjusted so as to reflect the anticipated likelihood as at the grant date of achieving the market-based vesting condition. Awards are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Business combinations – Note 31

The Group applies the acquisition method in accounting for business combinations. The cost of an acquisition is measured as the aggregate of the consideration transferred (excluding amounts relating to the settlement of pre-existing relationships), the amount of any non-controlling interest in the acquiree and, in a business combination achieved in stages, the acquisition-date fair value of the acquirer's previously-held equity interest in the acquiree. Transaction costs that the Group incurs in connection with a business combination are expensed as incurred.

To the extent that settlement of all or any part of a business combination is deferred, the fair value of the deferred component is determined through discounting the amounts payable to their present value at the date of exchange. The discount component is unwound as an interest charge in the Consolidated Income Statement over the life of the obligation. Where a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of the adjustment is included in the cost at the acquisition date at fair value. The fair value of contingent consideration at acquisition date is arrived at through discounting the expected payment (based on scenario modelling) to present value. In general, in order for contingent consideration to become payable, pre-defined profit and/or profit/net asset ratios must be exceeded. Subsequent changes to the fair value of the contingent consideration will be recognised in profit or loss unless the contingent consideration is classified as equity, in which case it is not remeasured and settlement is accounted for within equity.

The assets and liabilities (and contingent liabilities, if relevant) arising on business combination activity are measured at their acquisition-date fair values. In the case of a business combination achieved in stages, the acquisition-date fair value of the acquirer's previously-held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss. When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated to the identifiable assets and liabilities (and contingent liabilities, if relevant) are made within the measurement period, a period of no more than one year from the acquisition date.

Goodwill – Note 15

Goodwill arising on a business combination is initially measured at cost being the excess of the cost of an acquisition over the net identifiable assets and liabilities assumed at the date of acquisition and relates to the future economic benefits arising from assets which are not capable of being individually identified and separately recognised. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. If the cost of the acquisition is lower than the fair value of the net assets of the subsidiary acquired, the identification and measurement of the related assets and liabilities and contingent liabilities are revisited and the cost is reassessed with any remaining balance recognised immediately in the Consolidated Income Statement.

Goodwill applicable to jointly controlled entities is accounted for on the basis of proportionate consolidation and is therefore included in the goodwill caption in the Consolidated Balance Sheet, net of any impairment. The carrying amount of goodwill in respect of associates is included in investments in associates (i.e. within financial assets) under the equity method in the Consolidated Balance Sheet.

Where a subsidiary is disposed of or terminated through closure, the carrying value of any goodwill which arose on acquisition of that subsidiary is included in the determination of the net profit or loss on disposal/termination.

Intangible assets (other than goodwill) arising on business combinations – Note 15

An intangible asset is capitalised separately from goodwill as part of a business combination at cost (fair value at date of acquisition) to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably.

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. The carrying values of definite-lived intangible assets (the Group does not currently have any indefinite-lived intangible assets other than goodwill) are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

The amortisation of intangible assets is calculated to write off the book value of definite-lived intangible assets over their useful lives on a straight-line basis on the assumption of zero residual value. In general, definite-lived intangible assets are amortised over periods ranging from one to ten years, depending on the nature of the intangible asset.

Amortisation periods, useful lives, expected patterns of consumption and residual values are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method as appropriate on a prospective basis.

Other financial assets – Note 16

All investments are initially recognised at the fair value of the consideration given plus any directly attributable transaction costs. Where equity investments are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Unquoted equity investments are recorded at historical cost and are included within financial assets in the Consolidated Balance Sheet given that it is impracticable to determine fair value in accordance with IAS 39 *Financial Instruments: Recognition and Measurement*. Where non-derivative financial assets meet the definition of "loans and receivables" under IAS 39, such balances are, following initial recognition, recorded at amortised cost using the effective interest method less any allowance for impairment. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired as well as through the amortisation process.

Leases – Notes 4 and 30

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rentals are charged to the Consolidated Income Statement on a straight-line basis over the lease term.

Inventories and construction contracts – Note 17

Inventories are stated at the lower of cost and net realisable value. Cost is based on the first-in, first-out principle (and weighted average, where appropriate) and includes all expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Raw materials are valued on the basis of purchase cost on a first-in, first-out basis. In the case of finished goods and work-in-progress, cost includes direct materials, direct labour and attributable overheads based on normal operating capacity and excludes borrowing costs.

Net realisable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution. Estimates of net realisable value are based on the most reliable evidence available at the time the estimates are made, taking into consideration fluctuations of price or cost directly relating to events occurring after the end of the period, the likelihood of short-term changes in buyer preferences, product obsolescence or perishability (all of which are generally low given the nature of the Group's products) and the purpose for which the inventory is held. Materials and other supplies held for use in the production of inventories are not written down below cost if the finished goods, in which they will be incorporated, are expected to be sold at or above cost.

Amounts recoverable on construction contracts, which are included in receivables, are stated at the net invoiced value of the work done less amounts received as progress payments on account. Cumulative costs incurred, net of amounts transferred to cost of sales, after deducting foreseeable losses, provisions for contingencies and payments on account not matched with revenue, are included as construction contract balances in inventories. Cost includes all expenditure directly related to specific projects and an allocation of fixed and variable overheads incurred in the Group's contract activities based on normal operating capacity.

Trade and other receivables – Note 18

Trade receivables are carried at original invoice amount less an allowance for potentially uncollectible debts. Provision is made when there is objective evidence that the Group will not be in a position to collect the associated debts. Bad debts are written-off in the Consolidated Income Statement on identification.

Cash and cash equivalents – Note 23

Cash and cash equivalents comprise cash balances held for the purpose of meeting short-term cash commitments and investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value. Bank overdrafts are included within current interest-bearing loans and borrowings in the Consolidated Balance Sheet. Where the overdrafts are repayable on demand and form an integral part of cash management, they are netted against cash and cash equivalents for the purposes of the Consolidated Statement of Cash Flows.

Liquid investments – Note 23

Liquid investments comprise short-term deposits and current asset investments which are held as readily disposable stores of value and include investments in government gilts and commercial paper and deposits of less than one year in duration. As the maturity of these investments is greater than three months, these investments are treated as financial assets and are categorised as either "held-for-trading" or "loans and receivables". Where relevant, the fair value of liquid investments is determined by reference to the traded value of actively traded instruments.

Derivative financial instruments and hedging practices – Note 25

In order to manage interest rate, foreign currency and commodity risks and to realise the desired currency profile of borrowings, the Group employs derivative financial instruments (principally interest rate swaps, currency swaps and forward foreign exchange contracts).

At the inception of a derivative transaction, the Group documents the relationship between the hedged item and the hedging instrument together with its risk management objective and the strategy underlying the proposed transaction. The Group also documents its assessment, both at the inception of the hedging relationship and subsequently on an ongoing basis, of the effectiveness of the hedging instrument in offsetting movements in the fair values or cash flows of the hedged items.

Derivative financial instruments are stated at fair value. Where derivatives do not fulfil the criteria for hedge accounting, changes in fair values are reported in the Consolidated Income Statement. The fair value of interest rate and currency swaps is the estimated amount the Group would pay or receive to terminate the swap at the balance sheet date taking into account interest and currency rates at that date and the creditworthiness of the swap counterparties. The fair value of forward exchange contracts is calculated by reference to forward exchange rates for contracts with similar maturity profiles and equates to the quoted market price at the balance sheet date (being the present value of the quoted forward price).

Fair value and cash flow hedges

The Group uses fair value hedges and cash flow hedges in its treasury activities. For the purposes of hedge accounting, hedges are classified either as fair value hedges (which entail hedging the exposure to movements in the fair value of a recognised asset or liability or an unrecognised firm commitment that could affect profit or loss) or cash flow hedges (which hedge exposure to fluctuations in future cash flows derived from a particular risk associated with a recognised asset or liability, or a highly probable forecast transaction that could affect profit or loss).

Where the conditions for hedge accounting are satisfied and the hedging instrument concerned is classified as a fair value hedge, any gain or loss stemming from the re-measurement of the hedging instrument to fair value is reported in the Consolidated Income Statement. In addition, any gain or loss on the hedged item which is attributable to the hedged risk is adjusted against the carrying amount of the hedged item and reflected in the Consolidated Income Statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the Consolidated Income Statement with the objective of achieving full amortisation by maturity.

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective part of any gain or loss on the derivative financial instrument is recognised as other comprehensive income, net of the income tax effect, with the ineffective portion being reported in the Consolidated Income Statement. The associated gains or losses that had previously been recognised as other comprehensive income are transferred to the Consolidated Income Statement contemporaneously with the materialisation of the hedged transaction. Any gain or loss arising in respect of changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognised immediately in the Consolidated Income Statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised as other comprehensive income remains there until the forecast transaction occurs. If a hedged transaction is no longer anticipated to occur, the net cumulative gain or loss previously recognised as other comprehensive income is transferred to the Consolidated Income Statement in the period.

Net investment hedges

Where foreign currency borrowings provide a hedge against a net investment in a foreign operation, and the hedge is deemed to be effective, foreign exchange differences are taken directly to a foreign currency translation reserve. The ineffective portion of any gain or loss on the hedging instrument is recognised immediately in the Consolidated Income Statement. Cumulative gains and losses remain in equity until disposal of the net investment in the foreign operation at which point the related differences are transferred to the Consolidated Income Statement as part of the overall gain or loss on sale.

Interest-bearing loans and borrowings – Note 24

All loans and borrowings are initially recorded at the fair value of the consideration received net of directly attributable transaction costs. Subsequent to initial recognition, current and non-current interest-bearing loans and borrowings are, in general, measured at amortised cost employing the effective interest methodology. Fixed rate term loans, which have been hedged to floating rates (using interest rate swaps), are measured at amortised cost adjusted for changes in value attributable to the hedged risks arising from changes in underlying market interest rates. The computation of amortised cost includes any issue costs and any discount or premium materialising on settlement. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Gains and losses are recognised in the Consolidated Income Statement through amortisation on the basis of the period of the loans and borrowings.

Borrowing costs arising on financial instruments are recognised as an expense in the period in which they are incurred (unless capitalised as part of the cost of property, plant and equipment).

Share capital and dividends – Notes 12 and 29

Treasury Shares and own shares

Ordinary Shares acquired by the Parent Company or purchased by the Employee Benefit Trust on behalf of the Parent Company under the terms of the Performance Share Plan are deducted from equity and presented on the face of the Consolidated Balance Sheet. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Parent Company's Ordinary Shares.

Dividends

Dividends on Ordinary Shares are recognised as a liability in the Consolidated Financial Statements in the period in which they are declared by the Parent Company.

Emission rights

Emission rights are accounted for such that a liability is recognised only in circumstances where emission rights have been exceeded from the perspective of the Group as a whole and the differential between actual and permitted emissions will have to be remedied through the purchase of the required additional rights at fair value; assets and liabilities arising in respect of under and over-utilisation of emission credits respectively are accordingly netted against one another in the preparation of the Consolidated Financial Statements. To the extent that excess emission rights are disposed of during a financial period, the profit or loss materialising thereon is recognised immediately within cost of sales in the Consolidated Income Statement.

Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The Consolidated Financial Statements are presented in euro, which is the presentation currency of the Group and the functional currency of the Parent Company.

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All currency translation differences are taken to the Consolidated Income Statement with the exception of all monetary items that provide an effective hedge for a net investment in a foreign operation. These are recognised in other comprehensive income until the disposal of the net investment, at which time they are recognised in the Consolidated Income Statement.

Results and cash flows of subsidiaries, joint ventures and associates with non-euro functional currencies have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are recognised in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the Consolidated Income Statement.

On disposal of a foreign operation, accumulated currency translation differences are recognised in the Consolidated Income Statement as part of the overall gain or loss on disposal. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation, are expressed in the functional currency of the foreign operation, are recorded in euro at the exchange rate at the date of the transaction and are subsequently retranslated at the applicable closing rates.

The principal exchange rates used for the translation of results, cash flows and balance sheets into euro were as follows:

	Average		**Year-end**	
euro 1 =	**2012**	2011	**2012**	2011
US Dollar	**1.2848**	1.3922	**1.3194**	1.2939
Pound Sterling	**0.8109**	0.8679	**0.8161**	0.8353
Polish Zloty	**4.1847**	4.1212	**4.0740**	4.4580
Ukrainian Hryvnya	**10.3933**	11.1202	**10.6259**	10.3752
Swiss Franc	**1.2053**	1.2326	**1.2072**	1.2156
Canadian Dollar	**1.2842**	1.3763	**1.3137**	1.3215
Argentine Peso	**5.8492**	5.7508	**6.4890**	5.5746
Turkish Lira	**2.3135**	2.3388	**2.3551**	2.4432
Indian Rupee	**68.5973**	64.9067	**72.5600**	68.7130
Chinese Renminbi	**8.1052**	8.9968	**8.2207**	8.1588

Notes on Consolidated Financial Statements

1. Segment Information

CRH is a diversified international building materials group which manufactures and distributes a range of building materials products from the fundamentals of heavy materials and elements to construct the frame, through value-added products that complete the building envelope, to distribution channels which service construction fit-out and renewal. Based on these key strategic drivers across the value chain, the Group is organised into six business segments comprising Europe Materials (including activities in China and India), Europe Products, (including activities in Australia and Southeast Asia), Europe Distribution, Americas Materials, Americas Products and Americas Distribution. No operating segments have been aggregated to form these segments.

Materials businesses are predominantly engaged in the production and sale of a range of primary materials including cement, aggregates, readymixed concrete, asphalt/bitumen and agricultural/chemical lime.

Products businesses are predominantly engaged in the production and sale of architectural and structural concrete products, clay products, fabricated and tempered glass products, construction accessories and the provision of a wide range of inter-related products and services to the construction sector.

Distribution businesses encompass builders merchanting activities and Do-It-Yourself (DIY) stores engaged in the marketing and sale of supplies to the construction sector and to the general public.

The principal factors employed in the identification of the six segments reflected in this note include the Group's organisational structure, the nature of the reporting lines to the Chief Operating Decision-Maker (as defined in IFRS 8 *Operating Segments*), the structure of internal reporting documentation such as management accounts and budgets, and the degree of homogeneity of products, services and geographical areas within each of the segments from which revenue is derived.

The Chief Operating Decision-Maker monitors the operating results of segments separately in order to allocate resources between segments and to assess performance. Segment performance is predominantly evaluated based on operating profit. As performance is also evaluated using operating profit before depreciation and amortisation (EBITDA (as defined)*), supplemental information based on EBITDA (as defined)* is also provided below. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purposes of the information presented to the Chief Operating Decision-Maker and are accordingly omitted from the detailed segmental analysis below. There are no asymmetrical allocations to reporting segments which would require disclosure.

A. Operating segments disclosures - Consolidated Income Statement data

	Continuing operations - year ended 31 December							
	Materials		**Products**		**Distribution**		**Total Group**	
	2012	2011	**2012**	2011	**2012**	2011	**2012**	2011
	€m	€m	**€m**	€m	**€m**	€m	**€m**	€m
Revenue								
Europe	**2,685**	2,985	**2,481**	2,648	**4,140**	4,340	**9,306**	9,973
Americas	**4,971**	4,395	**2,806**	2,378	**1,576**	1,335	**9,353**	8,108
	7,656	7,380	**5,287**	5,026	**5,716**	5,675	**18,659**	18,081
Group operating profit before depreciation and amortisation (EBITDA (as defined)*)								
Europe	**405**	436	**152**	194	**230**	267	**787**	897
Americas	**566**	530	**204**	164	**83**	65	**853**	759
	971	966	**356**	358	**313**	332	**1,640**	1,656
Depreciation and amortisation								
Europe	**159**	172	**134**	128	**76**	77	**369**	377
Americas	**284**	266	**118**	122	**24**	20	**426**	408
	443	438	**252**	250	**100**	97	**795**	785
Group operating profit (EBIT)								
Europe	**246**	264	**18**	66	**154**	190	**418**	520
Americas	**282**	264	**86**	42	**59**	45	**427**	351
	528	528	**104**	108	**213**	235	**845**	871
Profit on disposals (i)							**230**	55
Finance costs less income							**(258)**	(229)
Other financial expense							**(31)**	(28)
Share of associates' (loss)/profit (ii)							**(112)**	42
Profit before tax							**674**	711

Asset impairment charges of €28 million (2011: €21 million) are included in depreciation and amortisation above and relate to Europe Products €24 million (2011: €15 million), Europe Distribution €nil million (2011: €2 million) and Americas Products €4 million (2011: €4 million).

(i) Profit on disposals (note 5)								
Europe	**148**	14	**54**	20	**3**	7	**205**	41
Americas	**24**	14	**1**	-	**-**	-	**25**	14
	172	28	**55**	20	**3**	7	**230**	55
(ii) Share of associates' (loss)/profit (note 10)								
Europe	**(122)**	41	**-**	-	**9**	-	**(113)**	41
Americas	**1**	1	**-**	-	**-**	-	**1**	1
	(121)	42	**-**	-	**9**	-	**(112)**	42

* *EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.*

1. Segment Information | continued

B. Operating segments disclosures - Consolidated Balance Sheet data

Continuing operations - year ended 31 December

	Materials		Products		Distribution		Total Group	
	2012	2011	**2012**	2011	**2012**	2011	**2012**	2011
	€m	€m	**€m**	€m	**€m**	€m	**€m**	€m
Total assets								
Europe	**3,944**	4,604	**2,476**	2,422	**2,361**	2,298	**8,781**	9,324
Americas	**5,971**	5,916	**2,403**	2,368	**814**	827	**9,188**	9,111
	9,915	10,520	**4,879**	4,790	**3,175**	3,125	**17,969**	18,435
Reconciliation to total assets as reported in the Consolidated Balance Sheet:								
Investments accounted for using the equity method							**710**	948
Other financial assets							**161**	177
Derivative financial instruments (current and non-current)							**172**	205
Asset held for sale							**143**	-
Income tax assets (current and deferred)							**214**	298
Liquid investments							**31**	29
Cash and cash equivalents							**1,768**	1,295
Total assets as reported in the Consolidated Balance Sheet							**21,168**	21,387
Total liabilities								
Europe	**1,132**	1,290	**717**	702	**624**	591	**2,473**	2,583
Americas	**898**	767	**580**	523	**227**	226	**1,705**	1,516
	2,030	2,057	**1,297**	1,225	**851**	817	**4,178**	4,099
Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:								
Interest-bearing loans and borrowings (current and non-current)							**4,915**	4,982
Derivative financial instruments (current and non-current)							**20**	30
Income tax liabilities (current and deferred)							**1,482**	1,693
Total liabilities as reported in the Consolidated Balance Sheet							**10,595**	10,804

C. Operating segments disclosures - other items

Additions to non-current assets								
Europe: Property, plant and equipment (note 14)	**119**	189	**84**	77	**73**	51	**276**	317
Financial assets (note 16)	**30**	18	**1**	-	**1**	1	**32**	19
Americas: Property, plant and equipment (note 14)	**222**	192	**69**	54	**8**	13	**299**	259
Financial assets (note 16)	**-**	5	**-**	-	**-**	-	**-**	5
	371	404	**154**	131	**82**	65	**607**	600

D. Entity-wide disclosures

Section 1: Information about products and services

The Group's revenue from external customers in respect of its principal products and services is analysed in the disclosures above. Segment revenue includes €3,486 million (2011: €3,171 million) in respect of revenue applicable to construction contracts. The bulk of our construction activities are performed by our Americas Materials reportable segment, are for the most part short-term in nature and are generally completed within the same financial reporting period.

Revenue derived through the supply of services and intersegment revenue is not material to the Group. The transfer pricing policy implemented by the Group between operating segments and across its constituent entities is described in greater detail in note 32. In addition, due to the nature of building materials, which exhibit a low value-to-weight ratio, the Group's revenue streams include a low level of cross-border transactions.

Section 2: Information about geographical areas and customers

CRH has a presence in 35 countries worldwide. The revenues from external customers and non-current assets (as defined in IFRS 8) attributable to the country of domicile and all foreign countries of operation are as follows; regions which exceed 10% of total external Group revenue have been highlighted separately on the basis of materiality.

	Year ended 31 December Revenue by destination		As at 31 December Non-current assets	
	2012	2011	**2012**	2011
	€m	€m	**€m**	€m
Country of domicile - Republic of Ireland	**274**	308	**499**	530
Benelux (mainly the Netherlands)	**2,388**	2,593	**1,492**	1,351
Americas (mainly the United States)	**9,370**	8,125	**6,926**	6,930
Other	**6,627**	7,055	**4,934**	5,800
Group totals	**18,659**	18,081	**13,851**	14,611

There are no material dependencies or concentrations on individual customers which would warrant disclosure under IFRS 8. The individual entities within the Group have a large number of customers spread across various activities, end-uses and geographies.

2. Proportionate Consolidation of Joint Ventures

The Group's share of its joint ventures for the years ended 31 December 2012 and 2011 which are proportionately consolidated in the Consolidated Financial Statements, are as follows:

Impact on Consolidated Income Statement	**2012 €m**	2011 €m
Group share of:		
Revenue	**575**	707
Cost of sales	**(401)**	(482)
Gross profit	**174**	225
Operating costs	**(134)**	(165)
Operating profit	**40**	60
Profit on disposals	**-**	2
Profit before finance costs	**40**	62
Finance costs (net)	**(2)**	(6)
Profit before tax	**38**	56
Income tax expense	**(10)**	(11)
Group profit for the financial year	**28**	45
Depreciation	**37**	53
Impact on Consolidated Balance Sheet		
Group share of:		
Non-current assets	**658**	1,302
Current assets	**191**	306
Total assets	**849**	1,608
Total equity	**587**	1,051
Non-current liabilities	**165**	371
Current liabilities	**97**	186
Total liabilities	**262**	557
Total equity and liabilities	**849**	1,608
Net debt* included above	**(55)**	(148)
Analysis of net debt		
Liquid investments and cash and cash equivalents	**52**	77
Derivative financial instruments	**-**	(1)
Interest-bearing loans and borrowings (amounts due to CRH)	**(63)**	(71)
Interest-bearing loans and borrowings (amounts due to others)	**(44)**	(153)
Analysis of net debt included above	**(55)**	(148)

* *As defined in note 21.*

Future purchase commitments for property, plant and equipment		
Contracted for but not provided in the financial statements	**7**	9
Authorised by the Directors but not contracted for	**1**	110

A listing of the principal joint ventures is contained on page 134.

In May 2012, CRH disposed of its Portuguese joint venture Secil (see note 5 (i)).

3. Cost Analysis

	2012 €m	2011 €m
Cost of sales analysis		
Raw materials and goods for resale	**8,086**	7,994
Employment costs (note 6)	**1,960**	1,791
Energy conversion costs	**733**	780
Repairs and maintenance	**425**	416
Depreciation, amortisation and impairment (i)	**590**	556
Change in inventory (note 20)	**(100)**	(69)
Other production expenses (primarily sub-contractor costs and equipment rental)	**1,868**	1,711
Total	**13,562**	13,179
Operating costs analysis		
Selling and distribution costs	**2,984**	2,804
Administrative expenses	**1,204**	1,175
Other operating expenses	**70**	82
Other operating income	**(6)**	(30)
Total	**4,252**	4,031

(i) Depreciation, amortisation and impairment analysis

	Cost of sales		Operating costs		Total	
	2012 €m	2011 €m	**2012 €m**	2011 €m	**2012 €m**	2011 €m
Depreciation and depletion (note 14)	**569**	556	**154**	170	**723**	726
Impairment of property, plant and equipment (note 14)	**21**	-	**4**	16	**25**	16
Impairment of intangible assets (note 15)	**-**	-	**3**	5	**3**	5
Amortisation of intangible assets (note 15)	**-**	-	**44**	38	**44**	38
Total	**590**	556	**205**	229	**795**	785

4. Operating Profit Disclosures

	2012 €m	2011 €m
Operating lease rentals*		
- hire of plant and machinery	**99**	98
- land and buildings	**192**	173
- other operating leases	**70**	49
Total	**361**	320

Auditor's remuneration*

In accordance with statutory requirements in Ireland, fees for professional services provided by the Group's independent auditors in respect of each of the following categories were:

	Audit of the Group accounts (i)		Other assurance services (ii)		Tax advisory services		Total	
	2012 €m	2011 €m	**2012 €m**	2011 €m	**2012 €m**	2011 €m	**2012 €m**	2011 €m
E&Y Ireland (statutory auditor)	**2**	2	**-**	1	**-**	-	**2**	3
E&Y (network firms)	**12**	11	**2**	1	**1**	1	**15**	13
Total	**14**	13	**2**	2	**1**	1	**17**	16

(i) Audit of the Group accounts includes Sarbanes-Oxley attestation, parent and subsidiary statutory audit fees, but excludes €1 million (2011: €2 million) paid to auditors other than E&Y.

(ii) Other assurance services includes attestation and due diligence services that are closely related to the performance of the audit.

* *Figures include the Group's proportionate share of amounts in joint ventures.*

5. Profit on Disposals

	Disposal of subsidiaries and joint ventures		Disposal of associate investments (iii)		Disposal of other non-current assets		Total	
	2012 (i) **€m**	2011 (ii) €m	**2012 €m**	2011 €m	**2012 €m**	2011 €m	**2012 €m**	2011 €m
Assets/(liabilities) disposed of at net carrying amount:								
- non-current assets (notes 14,15,16)	**607**	206	**-**	128	**92**	74	**699**	408
- cash and cash equivalents	**36**	38	**-**	-	**-**	-	**36**	38
- working capital and provisions (note 20)	**45**	35	**-**	-	**-**	-	**45**	35
- current tax	**(6)**	1	**-**	-	**-**	-	**(6)**	1
- non-controlling interests	**(32)**	-	**-**	-	**-**	-	**(32)**	-
- interest-bearing loans and borrowings	**(108)**	(50)	**-**	-	**-**	-	**(108)**	(50)
- deferred tax (note 27)	**(73)**	(9)	**-**	-	**-**	-	**(73)**	(9)
- pension liabilities (note 28)	**(18)**	-	**-**	-	**-**	-	**(18)**	-
Net assets disposed	**451**	221	**-**	128	**92**	74	**543**	423
Re-classification of currency translation effects on disposal	**14**	2	**-**	-	**-**	-	**14**	2
Total	**465**	223	**-**	128	**92**	74	**557**	425
Proceeds from disposals (net of disposal costs)	**652**	250	**-**	128	**135**	102	**787**	480
Profit on disposals	**187**	27	**-**	-	**43**	28	**230**	55
Net cash inflow arising on disposal								
Cash proceeds	**652**	250	**-**	128	**135**	102	**787**	480
Less: cash and cash equivalents disposed	**(36)**	(38)	**-**	-	**-**	-	**(36)**	(38)
Total	**616**	212	**-**	128	**135**	102	**751**	442

(i) This relates principally to the disposal in May 2012 of our 49% investment in our Portuguese joint venture Secil (which was part of the Europe Materials segment) to our former joint venture partner, Semapa, following the ruling of the Arbitral Tribunal in Paris. Proceeds from this disposal amounted to €564 million (with a further €73 million net debt disposed) resulting in a profit of €138 million. As disclosed in our 2011 Annual Report, Semapa initiated legal proceedings in November 2011 to appeal against the Tribunal ruling and this continues to be the case. No provision has been made in respect of these proceedings in the numbers shown above.

(ii) This relates principally to the disposal of the Insulation and Climate Control business in Europe Products.

(iii) This relates to the disposal of our 35% associate investment in the Trialis distribution business in France.

6. Employment

The average number of employees (including the Group's proportionate share of employees in joint ventures) is as follows:

Year ended 31 December 2012	**Materials**	**Products**	**Distribution**	**Total Group**
Europe	**10,707**	**16,146**	**11,920**	**38,773**
Americas	**18,324**	**15,546**	**3,532**	**37,402**
Total	**29,031**	**31,692**	**15,452**	**76,175**
Year ended 31 December 2011				
Europe	11,649	16,636	12,147	40,432
Americas	17,805	14,895	3,301	36,001
Total	29,454	31,531	15,448	76,433

Employment costs charged in the Consolidated Income Statement (including the Group's proportionate share of joint ventures' costs) are analysed as follows:	**2012 €m**	2011 €m
Wages and salaries	**2,924**	2,692
Social welfare costs	**369**	344
Other employment-related costs	**439**	378
Share-based payment expense (note 8)	**14**	21
Total pension costs (note 28)	**164**	158
Total	**3,910**	3,593
Total charge analysed between:		
Cost of sales	**1,960**	1,791
Operating costs	**1,943**	1,795
Finance costs (net) - applicable to defined benefit pension schemes (note 9)	**7**	7
Total	**3,910**	3,593

7. Directors' Emoluments and Interests

Directors' emoluments (which are included in administrative expenses in note 3) and interests are given in the Report on Directors' Remuneration on pages 54 to 67 of this Annual Report.

8. Share-based Payment Expense

	2012 €m	2011 €m
Share option expense	**-**	9
Performance Share Plan expense	**14**	12
Total	**14**	21

Share-based payment expense is reflected in operating costs in the Consolidated Income Statement.

Share option schemes

In May 2010, shareholders approved the adoption of new share option and savings-related share option schemes, which replaced schemes approved by shareholders in May 2000. The general terms and conditions applicable to the new share option and savings-related share option schemes were set out in a circular issued to shareholders on 31 March 2010, a copy of which is available on www.crh.com.

Due to the immateriality of the savings-related schemes' expense and the level of savings-related share options outstanding, detailed financial disclosures have not been provided in relation to these schemes.

Details of options granted under the share option schemes (excluding savings-related share option schemes)

	Weighted average exercise price	**Number of options 2012**	Weighted average exercise price	Number of options 2011
Outstanding at beginning of year	**€19.13**	**23,591,756**	€19.38	23,515,521
Granted (a)	**€15.19**	**3,889,100**	€16.38	3,558,500
Exercised (b)	**€11.98**	**(1,010,780)**	€13.36	(229,898)
Lapsed	**€18.68**	**(3,174,121)**	€18.30	(3,252,367)
Outstanding at end of year	**€18.84**	**23,295,955**	€19.13	23,591,756
Exercisable at end of year	**€16.24**	**3,364,448**	€16.03	6,497,695

(a) Granted in April 2012 (2011: April), the level of vesting of these options will be determined by reference to certain performance targets (see page 59). If the performance criteria have been met, these options, or portion thereof as appropriate, may be exercised after the expiration of three years from their date of grant. All options granted have a life of ten years.

(b) The weighted average share price at the date of exercise of these options was €14.95 (2011: €15.11).

	2012	2011
Weighted average remaining contractual life for the share options outstanding at 31 December (years)	**5.69**	5.53
Euro-denominated options outstanding at the end of the year (number)	**23,182,257**	23,473,569
Range of exercise prices (€)	**11.86-29.86**	11.86-29.86
Sterling-denominated options outstanding at the end of the year (number)	**113,698**	118,187
Range of exercise prices (Stg£)	**8.17-20.23**	8.17-20.23

The CRH share price at 31 December 2012 was €15.30 (2011: €15.36). The following analysis shows the number of outstanding share options with exercise prices lower/higher than the year-end share price:

Number of options with exercise prices lower than year-end price:		
Exercisable	**1,677,365**	2,780,082
Not exercisable	**5,382,296**	1,613,397
	7,059,661	4,393,479
Number of options with exercise prices higher than year-end price:		
Exercisable	**1,687,083**	3,717,613
Not exercisable	**14,549,211**	15,480,664
	16,236,294	19,198,277
Total options outstanding	**23,295,955**	23,591,756

8. Share-based Payment Expense | continued

Fair values

The weighted average fair value assigned to the 3-year euro-denominated options granted in 2012 under the 2010 share option scheme was €3.43 (2011: €4.03). The fair values of these options were determined using the following assumptions:

	2012	2011
Weighted average exercise price	**€15.19**	€16.38
Risk-free interest rate	**0.80%**	2.68%
Expected dividend payments over the expected life	**€3.25**	€3.25
Expected volatility	**33.8%**	32.9%
Expected life in years	**5**	5

The expected volatility was determined using a historical sample of 61 month-end CRH share prices. Share options are granted at market value at the date of grant. The expected lives of the options are based on historical data and are therefore not necessarily indicative of exercise patterns that may materialise.

Other than the assumptions listed above, no other features of option grants were factored into the determination of fair value. No relevant modifications were effected to either the 2010 share option scheme or the previously approved 2000 share option scheme during the course of 2012.

Performance Share Plan

The Group operates a Performance Share Plan which was approved by shareholders in May 2006.

The expense of €14 million (2011: €12 million) reported in the Consolidated Income Statement has been arrived at through applying a Monte Carlo simulation technique to model the combination of market-based and non-market-based performance conditions in the Plan.

			Number of Shares			
	Share price at date of award	**Period to earliest release date**	**Initial award**	**Cumulative lapses/releases to date***	**Net outstanding**	**Fair value**
Granted in 2009	€17.00	3 years	1,658,000	(1,658,000)	-	€8.29
Granted in 2010	€18.51	3 years	1,459,750	(210,500)	1,249,250	€10.01
Granted in 2011	€16.52	3 years	1,684,250	(88,000)	1,596,250	€9.72
Granted in 2012	€15.63	3 years	2,079,000	-	2,079,000	€7.77

* *In February 2012, 226,617 (16.6% of the initial award net of lapses) of the shares awarded under the Performance Share Plan in 2009 vested and accordingly were released to the participants of the scheme.*

The fair value of the shares awarded was determined using a Monte Carlo simulation technique taking account of peer group total shareholder return, volatilities and correlations, together with the following assumptions:

	2012	2011
Risk-free interest rate (%)	**0.33**	2.08
Expected volatility (%)	**35.4**	38.6

The expected volatility was determined using a historical sample of 37 month-end CRH share prices.

9. Finance Costs and Finance Income

	2012 €m	2011 €m
Finance costs		
Interest payable on borrowings	**333**	335
Net income on interest rate and currency swaps	**(47)**	(65)
Mark-to-market of derivatives and related fixed rate debt:		
- interest rate swaps (i)	**22**	12
- currency swaps and forward contracts	**3**	(2)
- fixed rate debt (i)	**(34)**	(15)
Net gain on interest rate swaps not designated as hedges	**-**	(3)
Net finance cost on gross debt including related derivatives	**277**	262
Finance income		
Interest receivable on loans to joint ventures and associates	**(2)**	(3)
Interest receivable on liquid investments, cash and cash equivalents and other	**(17)**	(30)
Finance income	**(19)**	(33)
Finance costs less income	**258**	229
Other financial expense		
Unwinding of discount element of provisions for liabilities (note 26)	**15**	15
Unwinding of discount applicable to deferred and contingent acquisition consideration	**9**	6
Pension-related finance cost (net) (note 28)	**7**	7
Total	**31**	28

(i) The Group uses interest rate swaps to convert fixed rate debt to floating rate. Fixed rate debt, which has been converted to floating rate through the use of interest rate swaps, is stated in the Consolidated Balance Sheet at adjusted value to reflect movements in underlying fixed rates. The movement on this adjustment, together with the offsetting movement in the fair value of the related interest rate swaps, is included in finance costs in each reporting period.

10. Share of Associates' (Loss)/Profit

The Group's share of associates' result after tax is equity-accounted and is presented as a single-line item in the Consolidated Income Statement; it is analysed as follows between the principal Consolidated Income Statement captions:

	2012 €m	2011 €m
Group share of:		
Revenue	**978**	1,095
Profit before finance costs and impairments	**68**	92
Impairments (i)	**(146)**	(11)
Finance costs (net)	**(26)**	(19)
(Loss)/profit before tax	**(104)**	62
Income tax expense	**(8)**	(20)
(Loss)/profit after tax	**(112)**	42

An analysis of the result after tax by operating segment is presented in note 1. The aggregated balance sheet data (analysed between current and non-current assets and liabilities) in respect of the Group's investment in associates is presented in note 16.

(i) As a result of a worsening macro-economic outlook for Spain, together with a less positive forecast for Spanish construction activity in the medium term, and in the context of restructuring measures currently being implemented by the company, we have recorded an impairment charge of €146 million in respect of our 26% investment in our associate Uniland (part of the Europe Materials segment). The resulting carrying value of €143 million for this investment has been reclassified to Asset held for sale in the Consolidated Balance Sheet at 31 December 2012 (see note 16 (ii)).

The Group completed its annual impairment review in relation to its other associate investments; no further impairments were recorded as a result of this review.

11. Income Tax Expense

Recognised within the Consolidated Income Statement	**2012 €m**	2011 €m
(a) Current tax		
Republic of Ireland	**(4)**	-
Overseas	**113**	194
Total current tax expense	**109**	194
(b) Deferred tax		
Origination and reversal of temporary differences:		
Defined benefit pension obligations	**24**	27
Share-based payment expense	**1**	-
Derivative financial instruments	**(9)**	5
Other items (2011: primarily in relation to tax losses carried forward)	**(5)**	(112)
Total deferred tax expense/(income)	**11**	(80)
Income tax expense reported in the Consolidated Income Statement	**120**	114

Recognised within equity

	2012	2011
(a) Within the Consolidated Statement of Comprehensive Income:		
Deferred tax - defined benefit pension obligations	**28**	56
Deferred tax - cash flow hedges	**-**	2
Income tax recognised directly within equity	**28**	58

Reconciliation of applicable tax rate to effective tax rate

	2012	2011
Profit before tax (€m)	**674**	711
Tax charge expressed as a percentage of profit before tax (effective tax rate):		
- current tax expense only	**16.2%**	27.3%
- total income tax expense (current and deferred)	**17.8%**	16.0%

The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate (current and deferred) of the Group:

	% of profit before tax	
Irish corporation tax rate	**12.5**	12.5
Higher tax rates on overseas earnings	**4.2**	4.6
Other items (comprising items not chargeable to tax/expenses not deductible for tax)	**1.1**	(1.1)
Total effective tax rate	**17.8**	16.0

Factors that may affect future tax charges and other disclosure requirements

Excess of capital allowances over depreciation

Based on current capital investment plans, the Group expects to continue to be in a position to claim capital allowances in excess of depreciation in future years.

Investments in subsidiaries and associates and interests in joint ventures

Given that participation exemptions and tax credits would be available in the context of the Group's investments in subsidiaries and joint ventures in the majority of the jurisdictions in which the Group operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognised would be immaterial.

Proposed dividends

There are no income tax consequences for the Company in respect of dividends proposed prior to issuance of the Consolidated Financial Statements and for which a liability has not been recognised.

Other considerations

The total tax charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charge will also be impacted by changes in the excess of tax depreciation (capital allowances) over accounting depreciation and the use of tax credits.

12. Dividends

As shown in note 29, the Company has various classes of share capital in issue comprising Ordinary Shares, 5% Cumulative Preference Shares and 7% 'A' Cumulative Preference Shares. The dividends paid and proposed in respect of these classes of share capital are as follows:

	2012 €m	2011 €m
Dividends to shareholders		
Preference		
5% Cumulative Preference Shares €3,175 (2011: €3,175)	**-**	-
7% 'A' Cumulative Preference Shares €77,521 (2011: €77,521)	**-**	-
Equity		
Final - paid 44.00c per Ordinary Share (2011: 44.00c)	**317**	312
Interim - paid 18.50c per Ordinary Share (2011: 18.50c)	**133**	133
Total	**450**	445
Dividends proposed (memorandum disclosure)		
Equity		
Final 2012 - proposed 44.00c per Ordinary Share (2011: 44.00c)	**320**	316
Reconciliation to Consolidated Statement of Cash Flows		
Dividends to shareholders	**450**	445
Less: issue of scrip shares in lieu of cash dividends	**(88)**	(135)
Dividends paid to equity holders of the Company	**362**	310
Dividends paid by subsidiaries to non-controlling interests	**5**	9
Total dividends paid	**367**	319

13. Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2012 €m	2011 €m
Numerator computations		
Group profit for the financial year	**554**	597
Profit attributable to non-controlling interests	**(2)**	(7)
Profit attributable to equity holders of the Company	**552**	590
Preference dividends	**-**	-
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	**552**	590
Amortisation of intangible assets	**47**	43
Impairment of financial assets	**146**	11
Depreciation charge	**748**	742
Numerator for "cash" earnings per Ordinary Share (i)	**1,493**	1,386
Denominator computations		
Denominator for basic earnings per Ordinary Share		
Weighted average number of Ordinary Shares (millions) outstanding for the year (ii)	**721.9**	714.4
Effect of dilutive potential Ordinary Shares (employee share options) (millions) (ii) and (iii)	**0.3**	0.3
Denominator for diluted earnings per Ordinary Share	**722.2**	714.7
Basic earnings per Ordinary Share	**76.5c**	82.6c
Diluted earnings per Ordinary Share	**76.4c**	82.6c
"Cash" earnings per Ordinary Share (i)	**206.8c**	194.0c

(i) Computed by adding amortisation of intangible assets, depreciation and asset impairment charges to profit attributable to ordinary equity holders of the Company and is presented here for information as management believes it is a useful indicator of the Group's ability to generate cash from operations. "Cash" earnings per Ordinary Share on a diluted earnings basis amounted to 206.7c (2011: 193.9c). This is not a recognised measure under generally accepted accounting principles.

(ii) The weighted average number of Ordinary Shares included in the computation of basic and diluted earnings per Ordinary Share has been adjusted to exclude shares held by the Employee Benefit Trust and Ordinary Shares repurchased and held by the Company (CRH plc) as Treasury Shares given that these shares do not rank for dividend. The number of Ordinary Shares so held at the balance sheet date is detailed in note 29.

(iii) Contingently issuable Ordinary Shares (totalling 24,856,007 at 31 December 2012 and 21,429,061 at 31 December 2011) are excluded from the computation of diluted earnings per Ordinary Share where the conditions governing exercisability have not been satisfied as at the end of the reporting period.

14. Property, Plant and Equipment

	Land and buildings (i) €m	Plant and machinery €m	Assets in course of construction €m	Total €m
At 31 December 2012				
Cost/deemed cost	**6,188**	**8,976**	**290**	**15,454**
Accumulated depreciation (and impairment charges)	**(1,587)**	**(5,419)**	**-**	**(7,006)**
Net carrying amount	**4,601**	**3,557**	**290**	**8,448**
At 1 January 2012, net carrying amount	**4,785**	**3,535**	**616**	**8,936**
Translation adjustment	**(34)**	**(28)**	**1**	**(61)**
Reclassifications	**31**	**356**	**(387)**	**-**
Additions at cost	**76**	**415**	**84**	**575**
Arising on acquisition (note 31)	**156**	**97**	**1**	**254**
Disposals at net carrying amount	**(265)**	**(218)**	**(25)**	**(508)**
Depreciation charge for year	**(140)**	**(583)**	**-**	**(723)**
Impairment charge for year (ii)	**(8)**	**(17)**	**-**	**(25)**
At 31 December 2012, net carrying amount	**4,601**	**3,557**	**290**	**8,448**

The equivalent disclosure for the prior year is as follows:

	Land and buildings (i) €m	Plant and machinery €m	Assets in course of construction €m	Total €m
At 31 December 2011				
Cost/deemed cost	6,372	8,773	616	15,761
Accumulated depreciation (and impairment charges)	(1,587)	(5,238)	-	(6,825)
Net carrying amount	4,785	3,535	616	8,936
At 1 January 2011, net carrying amount	4,775	3,591	526	8,892
Translation adjustment	45	28	-	73
Reclassifications	51	86	(137)	-
Additions at cost	64	284	228	576
Arising on acquisition (note 31)	140	199	-	339
Disposals at net carrying amount	(129)	(72)	(1)	(202)
Depreciation charge for year	(153)	(573)	-	(726)
Impairment charge for year (ii)	(8)	(8)	-	(16)
At 31 December 2011, net carrying amount	4,785	3,535	616	8,936
At 1 January 2011				
Cost/deemed cost	6,170	8,446	526	15,142
Accumulated depreciation	(1,395)	(4,855)	-	(6,250)
Net carrying amount	4,775	3,591	526	8,892

(i) The carrying value of mineral-bearing land included in the land and buildings category above amounted to €1,918 million at the balance sheet date (2011: €2,087 million).

(ii) The impairment charge for 2012 of €25 million (2011: €16 million) represents charges across a number of business units in the Group, none of which is individually material.

Future purchase commitments for property, plant and equipment

	2012 €m	2011 €m
Contracted for but not provided in the financial statements	**183**	198
Authorised by the Directors but not contracted for	**83**	183

15. Intangible Assets

	Goodwill €m	Other intangible assets: Marketing-related €m	Customer-related (i) €m	Contract-based €m	Total €m
At 31 December 2012					
Cost/deemed cost	**4,295**	**51**	**414**	**22**	**4,782**
Accumulated amortisation (and impairment charges)	**(55)**	**(34)**	**(236)**	**(11)**	**(336)**
Net carrying amount	**4,240**	**17**	**178**	**11**	**4,446**
At 1 January 2012, net carrying amount	**4,301**	**14**	**161**	**12**	**4,488**
Translation adjustment	**(36)**	**-**	**-**	**(1)**	**(37)**
Arising on acquisition (note 31)	**165**	**8**	**56**	**1**	**230**
Disposals	**(175)**	**-**	**-**	**-**	**(175)**
Reclassifications	**(13)**	**-**	**-**	**-**	**(13)**
Amortisation charge for year	**-**	**(5)**	**(38)**	**(1)**	**(44)**
Impairment charge for year	**(2)**	**-**	**(1)**	**-**	**(3)**
At 31 December 2012, net carrying amount	**4,240**	**17**	**178**	**11**	**4,446**

The equivalent disclosure for the prior year is as follows:

	Goodwill €m	Marketing-related €m	Customer-related (i) €m	Contract-based €m	Total €m
At 31 December 2011					
Cost/deemed cost	4,358	44	361	24	4,787
Accumulated amortisation (and impairment charges)	(57)	(30)	(200)	(12)	(299)
Net carrying amount	4,301	14	161	12	4,488
At 1 January 2011, net carrying amount	4,113	17	161	14	4,305
Translation adjustment	50	-	5	-	55
Arising on acquisition (note 31)	207	1	27	1	236
Disposals	(65)	-	-	-	(65)
Amortisation charge for year	-	(4)	(32)	(2)	(38)
Impairment charge for year	(4)	-	-	(1)	(5)
At 31 December 2011, net carrying amount	4,301	14	161	12	4,488
At 1 January 2011					
Cost/deemed cost	4,223	42	327	23	4,615
Accumulated amortisation (and impairment charges)	(110)	(25)	(166)	(9)	(310)
Net carrying amount	4,113	17	161	14	4,305

(i) The customer-related intangible assets relate predominantly to non-contractual customer relationships.

Goodwill

The net book value of goodwill capitalised under previous GAAP (Irish GAAP) as at the transition date to IFRS (1 January 2004) has been treated as deemed cost. Goodwill arising on acquisition since that date is capitalised at cost.

Cash-generating units

Goodwill acquired through business combination activity has been allocated to cash-generating units (CGUs) that are expected to benefit from synergies in that combination. The cash-generating units represent the lowest level within the Group at which the associated goodwill is monitored for internal management purposes and are not larger than the operating segments determined in accordance with IFRS 8 *Operating Segments*. A total of 24 (2011: 27) cash-generating units have been identified and these are analysed between the six business segments in the Group below. The reduction in the number of CGUs in 2012 relates to an organisational change in our Europe Products segment and the disposal of our Portuguese joint venture in Europe Materials. All businesses within the various cash-generating units exhibit similar and/or consistent profit margin and asset intensity characteristics. Assets, liabilities, deferred tax and goodwill have been assigned to the CGUs on a reasonable and consistent basis.

Significant under-performance in any of CRH's major cash-generating units may give rise to a material write-down of goodwill which would have a substantial impact on the Group's income and equity.

	Cash-generating units 2012	Cash-generating units 2011	Goodwill (€m) 2012	Goodwill (€m) 2011
Europe Materials	**10**	11	**728**	858
Europe Products	**1**	3	**679**	615
Europe Distribution	**1**	1	**634**	641
Americas Materials	**8**	8	**1,250**	1,234
Americas Products	**3**	3	**629**	627
Americas Distribution	**1**	1	**320**	326
Total cash-generating units	**24**	27	**4,240**	4,301

15. Intangible Assets | continued

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis. The recoverable amount of each of the 24 CGUs is determined based on a value-in-use computation, which is the only methodology applied by the Group and which has been selected due to the impracticality of obtaining fair value less costs to sell measurements for each reporting period. The cash flow forecasts are based on a five-year strategic plan document formally approved by senior management and the Board of Directors and specifically exclude the impact of future development activity. These cash flows are projected forward for an additional five years to determine the basis for an annuity-based terminal value, calculated on the same basis as the Group's acquisition modelling methodology. As in prior years, the terminal value is based on a 20-year annuity, with the exception of certain long-lived cement assets, where an assumption of a 40-year annuity has been used. The projected cash flows assume zero growth in real cash flows beyond the initial evaluation period. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to each CGU. The real pre-tax discount rates used range from 7.6% to 12.6% (2011: 7.0% to 11.8%); these rates are in line with the Group's estimated weighted average cost of capital, arrived at using the Capital Asset Pricing Model.

Key sources of estimation uncertainty

The cash flows have been arrived at taking account of the Group's strong financial position, its established history of earnings and cash flow generation and the nature of the building materials industry, where product obsolescence is very low. However, expected future cash flows are inherently uncertain and are therefore liable to material change over time. The key assumptions employed in arriving at the estimates of future cash flows factored into impairment testing are subjective and include projected EBITDA (as defined)* margins, net cash flows, discount rates used and the duration of the discounted cash flow model.

Significant goodwill amounts

The goodwill allocated to the Europe Products, Europe Distribution and the Oldcastle Building Products (Americas Products segment) CGUs accounts for between 10% and 20% of the total carrying amount of €4,240 million. The goodwill allocated to each of the remaining CGUs is less than 10% of the total carrying value in all other cases. The additional disclosures required for the 3 CGUs with significant goodwill are as follows:

	Europe Products		**Europe Distribution**		**Oldcastle Building Products**	
	2012	2011	**2012**	2011	**2012**	2011
Goodwill allocated to the cash-generating unit at balance sheet date	**€679m**	€615m	**€634m**	€641m	**€469m**	€465m
Discount rate applied to the cash flow projections (real pre-tax)	**9.1%**	9.6%	**9.7%**	9.7%	**11.6%**	11.5%
Average EBITDA (as defined)* margin over the initial 5-year period	**9.4%**	11.6%	**6.9%**	7.3%	**10.4%**	10.7%
Value-in-use (present value of future cash flows)	**€1,847m**	€2,193m	**€2,242m**	€2,306m	**€1,674m**	€1,669m
Excess of value-in-use over carrying amount	**€140m**	€506m	**€684m**	€646m	**€260m**	€150m

The key assumptions and methodology used in respect of these three CGUs are consistent with those described above. The values applied to each of the key estimates and assumptions are specific to the individual CGUs and were derived from a combination of internal and external factors based on historical experience and took into account the cash flows specifically associated with these businesses. The cash flows and 20-year annuity-based terminal value were projected in line with the methodology disclosed above.

Europe Distribution and Oldcastle Building Products are not included in the CGUs referred to in the "Sensitivity analysis" section. Given the magnitude of the excess of value-in-use over carrying amount, and our belief that the key assumptions are reasonable, management believe that it is not reasonably possible that there would be a change in the key assumptions such that the carrying amount would exceed the value-in-use. Consequently no further disclosures relating to sensitivity of the value-in-use computations for the Europe Distribution or Oldcastle Building Products CGUs are considered to be warranted. Sensitivity analysis for Europe Products is presented below.

Sensitivity analysis

Sensitivity analysis has been performed and results in additional disclosures in respect of 4 of the 24 CGUs. The key assumptions, methodology used and values applied to each of the key assumptions for these cash-generating units are in line with those outlined above. These 4 CGUs had aggregate goodwill of €1,142 million at the date of testing. The table below identifies the amounts by which each of the following assumptions may either decline or increase to arrive at a zero excess of the present value of future cash flows over the book value of net assets in the 4 CGUs selected for sensitivity analysis disclosures:

	Europe Products	**Remaining 3 CGUs**
Reduction in EBITDA (as defined)* margin	0.5 percentage points	0.7 to 1.3 percentage points
Reduction in profit before tax	9.5%	6.0% to 9.5%
Reduction in net cash flow	8.0%	5.7% to 7.7%
Increase in pre-tax discount rate	1.2 percentage points	0.8 to 1.1 percentage points

The average EBITDA (as defined)* margin for the aggregate of these 4 CGUs over the initial 5-year period was 10%. The aggregate value-in-use (being the present value of the future net cash flows) was €3,072 million and the aggregate carrying amount was €2,842 million, resulting in an aggregate excess of value-in-use over carrying amount of €230 million.

* *EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.*

16. Financial Assets

	Investments accounted for using the equity method (i.e. associates)			
	Share of net assets €m	Loans €m	Total €m	Other (i) €m
At 1 January 2012	**939**	**9**	**948**	**177**
Translation adjustment	**(8)**	**-**	**(8)**	**(2)**
Investments and advances	**28**	**-**	**28**	**4**
Disposals and repayments	**5**	**(3)**	**2**	**(18)**
Reclassifications	**13**	**-**	**13**	**-**
Transfer to asset held for sale (ii)	**(143)**	**-**	**(143)**	**-**
Retained loss	**(130)**	**-**	**(130)**	**-**
At 31 December 2012	**704**	**6**	**710**	**161**

The equivalent disclosure for the prior year is as follows:

	Share of net assets €m	Loans €m	Total €m	Other (i) €m
At 1 January 2011	1,026	11	1,037	149
Translation adjustment	30	-	30	4
Investments and advances	8	1	9	15
Disposals and repayments	(128)	(3)	(131)	(10)
Reclassifications	(19)	-	(19)	19
Retained profit	22	-	22	-
At 31 December 2011	939	9	948	177

The total investment in associates is analysed as follows:

	2012 €m	2011 €m
Non-current assets	**843**	1,245
Current assets	**641**	632
Non-current liabilities	**(194)**	(402)
Current liabilities	**(580)**	(527)
Net assets	**710**	948

A listing of the principal associates is contained on page 135.

The Group holds a 21.13% stake (2011: 21.13%) in Samse S.A., a publicly-listed distributor of building materials to the merchanting sector in France which is accounted for as an associate investment above. The fair value of this investment was €39 million (2011: €41 million) as at the balance sheet date.

(i) Other financial assets primarily comprise loans extended by the Group to joint ventures and trade investments carried at historical cost. The balance in respect of loans to joint ventures as at 31 December 2012 was €125 million (2011: €141 million).

(ii) **Asset held for sale**
The Group intends to dispose of its 26% associate investment in Uniland. Having satisfied the criteria under IFRS 5 at the balance sheet date, the carrying value of this associate (€143 million) has been recorded on the basis of fair value less cost to sell and has been reclassified as an asset held for sale.

17. Inventories

	2012 €m	2011 €m
Raw materials	**643**	648
Work-in-progress (i)	**91**	88
Finished goods	**1,663**	1,550
Total inventories at the lower of cost and net realisable value	**2,397**	2,286

(i) Work-in-progress includes €1 million (2011: €8 million) in respect of the cumulative costs incurred, net of amounts transferred to cost of sales under percentage-of-completion accounting, for construction contracts in progress at the balance sheet date.

An analysis of the Group's cost of sales expense is provided in note 3 to the financial statements.

Write-downs of inventories recognised as an expense within cost of sales amounted to €12 million (2011: €14 million).

None of the above carrying amounts has been pledged as security for liabilities entered into by the Group.

18. Trade and Other Receivables

	2012 €m	2011 €m
Current		
Trade receivables	**1,755**	1,879
Amounts receivable in respect of construction contracts (i)	**406**	417
Total trade receivables, gross	**2,161**	2,296
Provision for impairment	**(126)**	(153)
Total trade receivables, net	**2,035**	2,143
Other receivables (ii)	**387**	357
Amounts receivable from associates	**3**	2
Prepayments and accrued income	**167**	161
Total	**2,592**	2,663
Non-current		
Other receivables	**86**	62

The carrying amounts of current and non-current trade and other receivables approximate their fair value largely due to the short-term maturities and nature of these instruments.

(i) Includes unbilled revenue at the balance sheet date in respect of construction contracts amounting to €137 million (2011: €121 million).

(ii) Other receivables include retentions held by customers in respect of construction contracts at the balance sheet date amounting to €66 million (2011: €70 million).

Provision for impairment
The movements in the provision for impairment of receivables during the financial year were as follows:

	2012	2011
At 1 January	**153**	151
Translation adjustment	**-**	1
Provided during year	**41**	56
Written-off during year	**(65)**	(50)
Recovered during year	**(3)**	(5)
At 31 December	**126**	153

Information in relation to the Group's credit risk management is provided in note 22 to the financial statements.

Aged analysis
The aged analysis of gross trade receivables and amounts receivable in respect of construction contracts at the balance sheet date was as follows:

	2012	2011
Neither past due nor impaired	**1,608**	1,731
Past due but not impaired:		
- less than 60 days	**225**	232
- 60 days or greater but less than 120 days	**117**	107
- 120 days or greater	**55**	49
Past due and impaired (partial or full provision)	**156**	177
Total	**2,161**	2,296

Trade receivables and amounts receivable in respect of construction contracts are in general receivable within 90 days of the balance sheet date.

19. Trade and Other Payables

	2012 €m	2011 €m
Current		
Trade payables	**1,512**	1,579
Construction contract-related payables (i)	**97**	120
Deferred and contingent acquisition consideration	**105**	28
Other payables	**404**	404
Accruals and deferred income	**686**	683
Amounts payable to associates	**37**	44
Total	**2,841**	2,858
Non-current		
Other payables	**104**	81
Deferred and contingent acquisition consideration due as follows:		
- between one and two years	**38**	33
- between two and five years	**64**	61
- after five years	**90**	29
Total	**296**	204

(i) Construction contract-related payables include billings in excess of costs incurred together with advances received from customers in respect of work to be performed under construction contracts and foreseeable losses thereon.

Other than deferred and contingent consideration, the carrying amounts of trade and other payables approximate their fair value largely due to the short-term maturities and nature of these instruments. The fair value of total contingent consideration is €141 million (2011: €50 million) and deferred consideration is €156 million (2011: €101 million). There have been no significant changes in the possible outcomes of contingent consideration recognised on acquisitions completed in 2011 or prior years.

20. Movement in Working Capital and Provisions for Liabilities

	Inventories €m	Trade and other receivables €m	Trade and other payables €m	Provisions for liabilities €m	Total €m
At 1 January 2012	**2,286**	**2,725**	**(3,062)**	**(373)**	**1,576**
Translation adjustment	**(15)**	**(9)**	**12**	**3**	**(9)**
Arising on acquisition (note 31)	**98**	**103**	**(57)**	**(1)**	**143**
Disposals	**(72)**	**(76)**	**100**	**3**	**(45)**
Deferred and contingent acquisition consideration:					
- arising on acquisitions during year (note 31)	**-**	**-**	**(153)**	**-**	**(153)**
- paid during year	**-**	**-**	**30**	**-**	**30**
Interest accruals and discount unwinding	**-**	**-**	**(31)**	**(15)**	**(46)**
Increase/(decrease) in working capital and provisions for liabilities	**100**	**(65)**	**24**	**16**	**75**
At 31 December 2012	**2,397**	**2,678**	**(3,137)**	**(367)**	**1,571**

The equivalent disclosure for the prior year is as follows:

	Inventories €m	Trade and other receivables €m	Trade and other payables €m	Provisions for liabilities €m	Total €m
At 1 January 2011	2,187	2,419	(2,849)	(387)	1,370
Translation adjustment	32	38	(38)	(7)	25
Arising on acquisition (note 31)	53	62	(49)	(15)	51
Disposals	(55)	(90)	102	8	(35)
Deferred and contingent acquisition consideration:					
- arising on acquisitions during year (note 31)	-	-	(42)	-	(42)
- paid during year	-	-	21	-	21
Interest accruals and discount unwinding	-	1	(11)	(15)	(25)
Increase/(decrease) in working capital and provisions for liabilities	69	295	(196)	43	211
At 31 December 2011	2,286	2,725	(3,062)	(373)	1,576

21. Analysis of Net Debt

Components of net debt

Net debt is a non-GAAP measure which we provide to investors as we believe they find it useful. Net debt comprises cash and cash equivalents, liquid investments, derivative financial instrument assets and liabilities and interest-bearing loans and borrowings and enables investors to see the economic effects of these in total (see note 22 for details of the capital and risk management policy employed by the Group). Net debt is commonly used in computations such as net debt as a % of total equity and net debt as a % of market capitalisation.

	As at 31 December 2012			As at 31 December 2011		
	Fair value* (i) *including share of joint ventures	**Book value including share of joint ventures**	Book value excluding share of joint ventures	*Fair value* (i) *including share of joint ventures*	Book value including share of joint ventures	Book value excluding share of joint ventures
	€m	**€m**	€m	€m	€m	€m
Cash and cash equivalents (note 23)	**1,768**	**1,768**	1,747	1,295	1,295	1,246
Liquid investments (note 23)	**31**	**31**	-	29	29	1
Interest-bearing loans and borrowings (note 24)	**(5,249)**	**(4,915)**	(4,808)	(5,051)	(4,982)	(4,758)
Derivative financial instruments (net) (note 25)	**152**	**152**	152	175	175	176
Group net debt	**(3,298)**	**(2,964)**	(2,909)	(3,552)	(3,483)	(3,335)

(i) The fair values of cash and cash equivalents and floating rate loans and borrowings are based on their carrying amounts, which constitute a reasonable approximation of fair value. The carrying value of liquid investments is the market value of these investments with these values quoted on liquid markets. The carrying value of derivatives is fair value based on discounted future cash flows at current foreign exchange and interest rates. The fair value of fixed rate debt is calculated based on actual traded prices for publicly traded debt or discounted future cash flows reflecting market interest rate changes since issuance for other fixed rate debt.

The following table shows the effective interest rates on period-end fixed, gross and net debt:

	As at 31 December 2012			As at 31 December 2011		
	€m	**Interest rate**	**Weighted average fixed period Years**	€m	Interest rate	Weighted average fixed period Years
Interest-bearing loans and borrowings nominal - fixed rate (ii)	**(4,531)**			(4,446)		
Derivative financial instruments - fixed rate	**1,314**			2,010		
Net fixed rate debt including derivatives	**(3,217)**	**6.3%**	**4.4**	(2,436)	6.3%	6.3
Interest-bearing loans and borrowings nominal - floating rate (iii)	**(174)**			(289)		
Adjustment of debt from nominal to book value (ii)	**(210)**			(247)		
Derivative financial instruments - currency floating rate	**(1,162)**			(1,835)		
Gross debt including derivative financial instruments	**(4,763)**	**5.2%**		(4,807)	4.7%	
Cash and cash equivalents - floating rate	**1,768**			1,295		
Liquid investments - floating rate	**31**			29		
Net debt including derivative financial instruments	**(2,964)**			(3,483)		

(i) Of the Group's nominal fixed rate debt at 31 December 2012, €2,087 million (2011: €2,309 million) was hedged to floating rate at inception using interest rate swaps. In accordance with IAS 39 *Financial Instruments: Recognition and Measurement*, hedged fixed rate debt is recorded at amortised cost adjusted for the change in value arising from changes in underlying market interest rates and the related hedging instruments (interest rate swaps) are stated at fair value. Adjustments to fixed rate debt values and the changes in the fair value of the hedging instrument are reflected in the Consolidated Income Statement. The balance of nominal fixed rate debt of €2,444 million (2011: €2,137 million) pertains to financial liabilities measured at amortised cost in accordance with IAS 39.

(ii) Floating rate debt comprises bank borrowings and finance leases bearing interest at rates set in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates (US$ LIBOR, Sterling LIBOR, Swiss Franc LIBOR and Euribor).

21. Analysis of Net Debt | continued

Currency profile

The currency profile of the Group's net debt and net worth (capital and reserves attributable to the Company's equity holders) as at 31 December 2012 is as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Swiss Franc €m	Other (iv) €m	Total €m
Net debt by major currency including derivative financial instruments	**(883)**	**(1,889)**	**(48)**	**(3)**	**(141)**	**(2,964)**
Non-debt assets and liabilities analysed as follows:						
Non-current assets	**3,586**	**6,732**	**521**	**874**	**2,335**	**14,048**
Current assets	**1,790**	**2,200**	**234**	**358**	**567**	**5,149**
Non-current liabilities	**(581)**	**(1,356)**	**(150)**	**(263)**	**(178)**	**(2,528)**
Current liabilities	**(1,153)**	**(1,287)**	**(196)**	**(211)**	**(285)**	**(3,132)**
Non-controlling interests	**(20)**	**(3)**	**-**	**(11)**	**(2)**	**(36)**
Capital and reserves attributable to the Company's equity holders (v)	**2,739**	**4,397**	**361**	**744**	**2,296**	**10,537**

The equivalent disclosure for the prior year is as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Swiss Franc €m	Other (iv) €m	Total €m
Net debt by major currency including derivative financial instruments	(1,002)	(2,200)	(29)	(134)	(118)	(3,483)
Non-debt assets and liabilities analysed as follows:						
Non-current assets	4,313	6,751	497	891	2,449	14,901
Current assets	1,629	2,145	219	366	598	4,957
Non-current liabilities	(774)	(1,238)	(188)	(233)	(179)	(2,612)
Current liabilities	(1,171)	(1,199)	(201)	(243)	(366)	(3,180)
Non-controlling interests	(24)	(7)	-	(10)	(33)	(74)
Capital and reserves attributable to the Company's equity holders (v)	2,971	4,252	298	637	2,351	10,509

(iv) The principal currencies included in this category are the Polish Zloty, the Indian Rupee, the Ukrainian Hryvnya, the Chinese Renminbi, the Turkish Lira, the Canadian Dollar, the Israeli Shekel and the Argentine Peso.

(v) Gains and losses arising on the retranslation of net worth are recorded in the Consolidated Statement of Comprehensive Income. Transactional currency exposures arise in a number of the Group's operations and these result in net currency gains and losses which are recognised in the Consolidated Income Statement and are immaterial.

22. Capital and Financial Risk Management

Capital management

Overall summary
The primary objectives of CRH's capital management strategy are to ensure that the Group maintains a strong credit rating to support its business and to create shareholder value by managing the debt and equity balance and the cost of capital. No changes were made in the objectives, policy or processes for managing capital during 2012.

The Board periodically reviews the capital structure of the Group, including the cost of capital and the risks associated with each class of capital. The Group manages and, if necessary, adjusts its capital structure taking account of underlying economic conditions; any material adjustments to the Group's capital structure in terms of the relative proportions of debt and equity are approved by the Board. In order to maintain or adjust the capital structure, the Group may issue new shares, dispose of assets, amend investment plans, alter dividend policy or return capital to shareholders. The Group is committed to optimising the use of its balance sheet within the confines of the overall objective to maintain an investment grade credit rating. Dividend cover for the year ended 31 December 2012 amounted to 1.2 times (2011: 1.3 times).

The capital structure of the Group, which comprises net debt and capital and reserves attributable to the Company's equity holders, may be summarised as follows:

	2012 €m	2011 €m
Capital and reserves attributable to the Company's equity holders	**10,537**	10,509
Net debt	**2,964**	3,483
Capital and net debt	**13,501**	13,992

Financial risk management objectives and policies

The Group uses financial instruments throughout its businesses: interest-bearing loans and borrowings, cash and cash equivalents, short-dated liquid investments and finance leases are used to finance the Group's operations; trade receivables and trade payables arise directly from operations; and derivatives, principally interest rate and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and currency exposures and to achieve the desired profile of borrowings. The Group does not trade in financial instruments nor does it enter into any leveraged derivative transactions.

The Group's corporate treasury function provides services to the business units, co-ordinates access to domestic and international financial markets, and monitors and manages the financial risks relating to the operations of the Group. The Head of Group Finance reports to the Finance Director and the activities of the corporate treasury function are subject to regular internal audit. Systems are in place to monitor and control the Group's liquidity risks. The Group's net debt position forms part of the monthly documentation presented to the Board of Directors.

The main risks attaching to the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. Commodity price risk arising from financial instruments is of minimal relevance given that exposure is confined to a small number of contracts entered into for the purpose of hedging future movements in energy costs. The Board reviews and agrees policies for the prudent management of each of these risks as documented below.

Interest rate risk
The Group's exposure to market risk for changes in interest rates stems predominantly from its long-term debt obligations. Interest cost is managed using a mix of fixed and floating rate debt. With the objective of managing this mix in a cost-efficient manner, the Group enters into interest rate swaps, under which the Group contracts to exchange, at predetermined intervals, the difference between fixed and variable interest amounts calculated by reference to a pre-agreed notional principal. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures of issued floating rate debt.

The majority of these swaps are designated under IAS 39 to hedge underlying debt obligations and qualify for hedge accounting; undesignated financial instruments are termed "not designated as hedges" in the analysis of derivative financial instruments presented in note 25. The following table demonstrates the impact on profit before tax and total equity of a range of possible changes in the interest rates applicable to net floating rate borrowings, with all other variables held constant. These impacts are calculated based on the closing balance sheet for the relevant period and assume all floating interest rates and interest curves change by the same amount. For profit before tax, the impact shown is the impact on closing balance sheet floating rate net debt for a full year while for total equity the impact shown is the impact on the value of financial instruments.

Percentage change in cost of borrowings		+/- 1%	+/- 0.5%
Impact on profit before tax	**2012**	**+/- €5m**	**+/- €2m**
	2011	-/+ €8m	-/+ €4m
Impact on total equity	**2012**	**+/- €1m**	**+/- €0.5m**
	2011	+/- €2m	+/- €1m

22. Capital and Financial Risk Management | continued

Foreign currency risk
Due to the nature of building materials, which in general exhibit a low value-to-weight ratio, CRH's activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transaction risk; variances arising in this regard are reflected in operating costs or cost of sales in the Consolidated Income Statement in the period in which they arise.

Given the Group's presence in 35 countries worldwide, the principal foreign exchange risk arises from fluctuations in the euro value of the Group's net investment in a wide basket of currencies other than the euro; such changes are reported separately within the Consolidated Statement of Comprehensive Income. A currency profile of the Group's net debt and net worth is presented in note 21. The Group's established policy is to spread its net worth across the currencies of its various operations with the objective of limiting its exposure to individual currencies and thus promoting consistency with the geographical balance of its operations. In order to achieve this objective, the Group manages its borrowings, where practicable and cost effective, to hedge a portion of its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

The following table demonstrates the sensitivity of profit before tax and equity to selected movements in the relevant €/US$ exchange rate (with all other variables held constant); the US Dollar has been selected as the appropriate currency for this analysis given the materiality of the Group's activities in the United States. The impact on profit before tax is based on changing the €/US$ exchange rate used in calculating profit before tax for the period. The impact on total equity and financial instruments is calculated by changing the €/US$ exchange rate used in measuring the closing balance sheet.

Percentage change in relevant €/US$ exchange rate		+/- 5%	+/- 2.5%
Impact on profit before tax	**2012**	**-/+ €14m**	**-/+ €7m**
	2011	-/+ €8m	-/+ €4m
Impact on total equity*	**2012**	**-/+ €210m**	**-/+ €108m**
	2011	-/+ €203m	-/+ €104m
* Includes the impact on financial instruments which is as follows:	**2012**	**+/- €90m**	**+/- €46m**
	2011	+/- €105m	+/- €54m

Financial instruments include deposits, money market funds, bank loans, medium term notes and other fixed term debt, interest rate swaps, commodity swaps and foreign exchange contracts. They exclude trade receivables and trade payables.

Credit/counterparty risk
In addition to cash at bank and in hand, the Group holds significant cash balances which are invested on a short-term basis and are classified as either cash equivalents or liquid investments (see note 23). These deposits and other financial instruments (principally certain derivatives and loans and receivables included within financial assets) give rise to credit risk on amounts due from counterparty financial institutions (stemming from their insolvency or a downgrade in their credit ratings). Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. Acceptable credit ratings are high investment-grade ratings - generally counterparties have ratings of A2/A or higher from Moody's/ Standard & Poor's ratings agencies. The maximum exposure arising in the event of default on the part of the counterparty (including insolvency) is the carrying value of the relevant financial instrument.

In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

Credit risk arising in the context of the Group's operations is not significant with the total bad debt provision at the balance sheet date amounting to 5.8% of gross trade receivables (2011: 6.7%). Customer credit risk is managed at appropriate Group locations according to established policies, procedures and controls. Customer credit quality is assessed in line with strict credit rating criteria and credit limits established where appropriate. Outstanding customer balances are regularly monitored and a review for indicators of impairment (evidence of financial difficulty of the customer, payment default, breach of contract etc.) is carried out at each reporting date. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. Receivables balances are in general unsecured and non-interest-bearing. The trade receivables balances disclosed in note 18 comprise a large number of customers spread across the Group's activities and geographies with balances classified as neither past due nor impaired representing 74% of the total trade receivables balance at the balance sheet date (2011: 75%); amounts receivable from related parties (notes 18 and 32) are immaterial. Factoring and credit guarantee arrangements are employed in certain of the Group's operations where deemed to be of benefit by operational management.

Liquidity risk
The principal liquidity risks faced by the Group stem from the maturation of debt obligations and derivative transactions. A downgrade of CRH's credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group's ability to raise funds on acceptable terms. The Group's corporate treasury function ensures that sufficient resources are available to meet such liabilities as they fall due through a combination of liquid investments, cash and cash equivalents, cash flows and undrawn committed bank facilities. Flexibility in funding sources is achieved through a variety of means including (i) maintaining cash and cash equivalents and liquid resources only with a diversity of highly-rated counterparties; (ii) limiting the maturity of such balances; (iii) borrowing the bulk of the Group's debt requirements under committed bank lines or other term financing; and (iv) having surplus committed lines of credit.

The undrawn committed facilities available to the Group as at the balance sheet date are quantified in note 24; these facilities span a wide number of highly-rated financial institutions thus minimising any potential exposure arising from concentrations in borrowing sources. The repayment schedule (analysed by maturity date) applicable to the Group's outstanding interest-bearing loans and borrowings as at the balance sheet date is also presented in note 24.

22. Capital and Financial Risk Management | continued

The tables below show the projected contractual undiscounted total cash outflows (principal and interest) arising from the Group's trade and other payables, gross debt and derivative financial instruments. The tables also include the gross cash inflows projected to arise from derivative financial instruments. These projections are based on the interest and foreign exchange rates applying at the end of the relevant financial year.

	Within 1 year €m	Between 1 and 2 years €m	Between 2 and 3 years €m	Between 3 and 4 years €m	Between 4 and 5 years €m	After 5 years €m	Total €m
At 31 December 2012							
Financial liabilities - cash outflows							
Trade and other payables	**2,841**	**145**	**41**	**13**	**21**	**118**	**3,179**
Finance leases	**3**	**3**	**1**	**1**	**6**	**3**	**17**
Interest-bearing loans and borrowings	**657**	**906**	**349**	**1,257**	**-**	**1,519**	**4,688**
Interest payments on finance leases	**1**	**1**	**-**	**1**	**-**	**1**	**4**
Interest payments on interest-bearing loans and borrowings	**289**	**227**	**179**	**141**	**96**	**275**	**1,207**
Cross-currency swaps - gross cash outflows	**2,201**	**29**	**343**	**8**	**-**	**-**	**2,581**
Gross projected cash outflows	**5,992**	**1,311**	**913**	**1,421**	**123**	**1,916**	**11,676**
Derivative financial instruments - cash inflows							
Interest rate swaps - net cash inflows	**(57)**	**(34)**	**(25)**	**(20)**	**(11)**	**(7)**	**(154)**
Cross-currency swaps - gross cash inflows	**(2,216)**	**(27)**	**(332)**	**(8)**	**-**	**-**	**(2,583)**
Gross projected cash inflows	**(2,273)**	**(61)**	**(357)**	**(28)**	**(11)**	**(7)**	**(2,737)**

The equivalent disclosure for the prior year is as follows:

	Within 1 year €m	Between 1 and 2 years €m	Between 2 and 3 years €m	Between 3 and 4 years €m	Between 4 and 5 years €m	After 5 years €m	Total €m
At 31 December 2011							
Financial liabilities - cash outflows							
Trade and other payables	2,858	117	23	24	25	38	3,085
Finance leases	3	3	3	2	1	13	25
Interest-bearing loans and borrowings	511	564	920	355	1,290	1,070	4,710
Interest payments on finance leases	1	1	1	1	1	5	10
Interest payments on interest-bearing loans and borrowings	286	268	208	158	120	327	1,367
Interest rate swaps - net cash outflows	1	-	-	-	-	1	2
Cross-currency swaps - gross cash outflows	1,207	428	24	327	-	-	1,986
Other derivative financial instruments	2	1	1	-	-	2	6
Gross projected cash outflows	4,869	1,382	1,180	867	1,437	1,456	11,191
Derivative financial instruments - cash inflows							
Interest rate swaps - net cash inflows	(70)	(53)	(32)	(24)	(18)	(15)	(212)
Cross-currency swaps - gross cash inflows	(1,197)	(471)	(24)	(307)	-	-	(1,999)
Other derivative financial instruments	(1)	-	-	-	-	-	(1)
Gross projected cash inflows	(1,268)	(524)	(56)	(331)	(18)	(15)	(2,212)

Commodity price risk

The fair value of derivatives used to hedge future energy costs was €2 million unfavourable as at the balance sheet date (2011: €3 million unfavourable).

23. Liquid Investments and Cash and Cash Equivalents

Liquid investments and cash and cash equivalents balances are spread across a wide number of highly-rated financial institutions with no material concentrations in credit or liquidity risk. The credit risk attaching to these items is documented in note 22.

Liquid investments	**2012 €m**	2011 €m
Liquid investments held-for-trading (fair value through profit or loss)	**31**	28
Loans and receivables	**-**	1
Total	**31**	29

Cash and cash equivalents

Cash and cash equivalents, are included in the Consolidated Balance Sheet and Consolidated Statement of Cash Flows at fair value and, are analysed as follows:

	2012 €m	2011 €m
Cash at bank and in hand	**623**	429
Investments (short-term deposits)	**1,145**	866
Total	**1,768**	1,295

Cash at bank earns interest at floating rates based on daily deposit bank rates. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

24. Interest-bearing Loans and Borrowings

Loans and borrowings outstanding	2012		2011	
	Including share of joint ventures	Excluding share of joint ventures	Including share of joint ventures	Excluding share of joint ventures
	€m	€m	€m	€m
Bank overdrafts	**60**	54	64	49
Bank loans	**68**	48	155	40
Leases	**17**	17	25	23
Bonds and private placements	**4,676**	4,670	4,620	4,614
Other	**94**	19	118	32
Interest-bearing loans and borrowings*	**4,915**	4,808	4,982	4,758

* *Including loans of €3 million (2011: €9 million) secured on specific items of property, plant and equipment; these figures do not include finance leases.*

Maturity profile of loans and borrowings and undrawn committed facilities

	Including share of joint ventures		Excluding share of joint ventures	
	Loans and borrowings	**Undrawn committed facilities****	Loans and borrowings	Undrawn committed facilities**
	€m	**€m**	€m	€m
At 31 December 2012				
Within one year	**676**	**150**	647	150
Between one and two years	**934**	**-**	928	-
Between two and three years	**351**	**40**	347	40
Between three and four years	**1,316**	**1,626**	1,314	1,626
Between four and five years	**6**	**-**	5	-
After five years	**1,632**	**1**	1,567	1
Total	**4,915**	**1,817**	4,808	1,817
The equivalent disclosure for the prior year is as follows:				
At 31 December 2011				
Within one year	519	135	459	132
Between one and two years	604	237	580	184
Between two and three years	957	1	941	1
Between three and four years	356	37	341	-
Between four and five years	1,357	1,500	1,345	1,500
After five years	1,189	28	1,092	1
Total	4,982	1,938	4,758	1,818

** *The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The figures shown above are the undrawn committed facilities available to be drawn by the Group at 31 December 2012.*

Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €4.8 billion in respect of loans, bank advances, derivative obligations and future lease obligations (2011: €4.7 billion), €289 million in respect of letters of credit (2011: €427 million) and €7 million in respect of other obligations (2011: €9 million).

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings and the Oldcastle Finance Company and Oldcastle North America Funding Company general partnerships in the Republic of Ireland for the financial year ended 31 December 2012 and, as a result, such subsidiary undertakings and the general partnerships have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts) Regulations, 1993 respectively.

Lender covenants

The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed for twelve-month periods half-yearly on 30 June and 31 December. The Group was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements.

The financial covenants are:

(1) *Minimum interest cover* (excluding share of joint ventures) defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times. As at 31 December 2012 the ratio was 6.5 times (2011: 7.4 times);

(2) *Minimum net worth* defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €5.1 billion (2011: €5.0 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 31 December 2012 net worth (as defined) was €11.9 billion (2011: €12.1 billion).

25. Derivative Financial Instruments

The fair values of derivative financial instruments are analysed by year of maturity and by accounting designation as follows:

	Fair value hedges	Cash flow hedges	Net investment hedges	Not designated as hedges	Total	Total excluding share of joint ventures
	€m	€m	€m	€m	€m	€m
At 31 December 2012						
Derivative assets						
Within one year - current assets	**48**	**-**	**4**	**-**	**52**	52
Between one and two years	**24**	**-**	**-**	**-**	**24**	24
Between two and three years	**-**	**-**	**-**	**-**	**-**	-
Between three and four years	**45**	**-**	**-**	**-**	**45**	45
Between four and five years	**-**	**-**	**-**	**-**	**-**	-
After five years	**51**	**-**	**-**	**-**	**51**	51
Non-current assets	**120**	**-**	**-**	**-**	**120**	120
Total derivative assets	**168**	**-**	**4**	**-**	**172**	172
Derivative liabilities						
Within one year - current liabilities	**-**	**(1)**	**(5)**	**-**	**(6)**	(6)
Between one and two years	**-**	**(1)**	**-**	**-**	**(1)**	(1)
Between two and three years	**-**	**(13)**	**-**	**-**	**(13)**	(13)
Between three and four years	**-**	**-**	**-**	**-**	**-**	-
Between four and five years	**-**	**-**	**-**	**-**	**-**	-
After five years	**-**	**-**	**-**	**-**	**-**	-
Non-current liabilities	**-**	**(14)**	**-**	**-**	**(14)**	(14)
Total derivative liabilities	**-**	**(15)**	**(5)**	**-**	**(20)**	(20)
Net asset arising on derivative financial instruments	**168**	**(15)**	**(1)**	**-**	**152**	152

The equivalent disclosure for the prior year is as follows:

At 31 December 2011						
Derivative assets						
Within one year - current assets	6	1	12	5	24	23
Between one and two years	62	-	-	-	62	62
Between two and three years	32	-	-	-	32	32
Between three and four years	-	-	-	-	-	-
Between four and five years	46	-	-	-	46	46
After five years	41	-	-	-	41	41
Non-current assets	181	-	-	-	181	181
Total derivative assets	187	1	12	5	205	204
Derivative liabilities						
Within one year - current liabilities	-	(2)	(8)	-	(10)	(10)
Between one and two years	-	(1)	-	-	(1)	(1)
Between two and three years	-	-	-	-	-	-
Between three and four years	-	(17)	-	-	(17)	(17)
Between four and five years	-	-	-	-	-	-
After five years	-	(2)	-	-	(2)	-
Non-current liabilities	-	(20)	-	-	(20)	(18)
Total derivative liabilities	-	(22)	(8)	-	(30)	(28)
Net asset arising on derivative financial instruments	187	(21)	4	5	175	176

25. Derivative Financial Instruments | continued

Fair value hedges consist of interest rate swaps and currency swaps. These instruments hedge risks arising from changes in asset/liability fair values due to interest rate and foreign exchange rate movements.

Cash flow hedges consist of forward foreign exchange and commodity contracts and interest rate and currency swaps. These instruments hedge risks arising to future cash flows from movements in foreign exchange rates, commodity prices and interest rates. Cash flow hedges are expected to affect profit and loss over the period to maturity.

Net investment hedges comprise cross-currency swaps and hedge changes in the value of net investments due to currency movements.

The profit/(loss) arising on fair value, cash flow, net investment hedges and related hedged items reflected in the Consolidated Income Statement is shown below:

	2012	2011
	€m	€m
Cash flow hedges - ineffectiveness	**(3)**	2
Fair value of hedge instruments	**(16)**	12
Fair value of the hedged items	**21**	(17)
Components of other comprehensive income - cash flow hedges		
Losses arising during the year:		
Commodity forward contracts	**-**	(4)
Interest rate swaps	**-**	(1)
Reclassification adjustments for losses/(gains) included in:		
- the Consolidated Income Statement	**1**	(2)
Total	**1**	(7)

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
- Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

	As at 31 December 2012			As at 31 December 2011		
	Level 1	**Level 2**	**Total**	Level 1	Level 2	Total
	€m	**€m**	**€m**	€m	€m	€m
Assets measured at fair value						
Fair value hedges - cross currency and interest rate swaps	**-**	**168**	**168**	-	187	187
Cash flow hedges	**-**	**-**	**-**	-	1	1
Net investment hedges - cross currency swaps	**-**	**4**	**4**	-	12	12
Not designated as hedges (held-for-trading) - interest rate swaps	**-**	**-**	**-**	-	5	5
Held-for-trading (fair value through profit or loss)	**31**	**-**	**31**	28	-	28
Total	**31**	**172**	**203**	28	205	233
Liabilities measured at fair value						
Cash flow hedges - cross currency and interest rate swaps	**-**	**(15)**	**(15)**	-	(22)	(22)
Net investment hedges - cross currency swaps	**-**	**(5)**	**(5)**	-	(8)	(8)
Total	**-**	**(20)**	**(20)**	-	(30)	(30)

During the reporting periods ending 31 December 2012 and 31 December 2011 there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

26. Provisions for Liabilities

Net present cost	At 1 January €m	Translation adjustment €m	Arising on acquisition €m	Provided during year €m	Utilised during year €m	Disposed during year €m	Reversed unused €m	Discount unwinding (note 9) €m	At 31 December €m
31 December 2012									
Insurance (i)	**199**	**(3)**	**-**	**51**	**(45)**	**-**	**(22)**	**10**	**190**
Environment and remediation (ii)	**88**	**-**	**-**	**2**	**(4)**	**(1)**	**(4)**	**2**	**83**
Rationalisation and redundancy (iii)	**13**	**-**	**-**	**48**	**(35)**	**-**	**(1)**	**1**	**26**
Other (iv)	**73**	**-**	**1**	**15**	**(8)**	**(2)**	**(13)**	**2**	**68**
Total	**373**	**(3)**	**1**	**116**	**(92)**	**(3)**	**(40)**	**15**	**367**
Analysed as:									
Non-current liabilities	**252**								**257**
Current liabilities	**121**								**110**
Total	**373**								**367**

The equivalent disclosure for the prior year is as follows:

	At 1 January €m	Translation adjustment €m	Arising on acquisition €m	Provided during year €m	Utilised during year €m	Disposed during year €m	Reversed unused €m	Discount unwinding (note 9) €m	At 31 December €m
31 December 2011									
Insurance (i)	207	5	-	51	(47)	-	(26)	9	199
Environment and remediation (ii)	81	2	1	8	(4)	-	(2)	2	88
Rationalisation and redundancy (iii)	28	-	1	26	(40)	(2)	(1)	1	13
Other (iv)	71	-	13	15	(15)	(6)	(8)	3	73
Total	387	7	15	100	(106)	(8)	(37)	15	373
Analysed as:									
Non-current liabilities	253								252
Current liabilities	134								121
Total	387								373

(i) This provision relates to actual and potential obligations arising under the self-insurance components of the Group's insurance arrangements which comprise employers' liability (workers' compensation in the United States), public and products liability (general liability in the United States), automobile liability, property damage, business interruption and various other insurances; a substantial proportion of the total provision pertains to claims which are classified as "incurred but not reported". Due to the extended timeframe associated with many of the insurances, a significant proportion of the total provision is subject to periodic actuarial valuation. The projected cash flows underlying the discounting process are established through the application of actuarial triangulations, which are extrapolated from historical claims experience. The triangulations applied in the discounting process indicate that the Group's insurance provisions have an average life of six years (2011: five years).

(ii) This provision comprises obligations governing site remediation and improvement costs to be incurred in compliance with either local or national environmental regulations together with constructive obligations stemming from established best practice. Whilst a significant element of the total provision will reverse in the medium-term (two to ten years), the majority of the legal and constructive obligations applicable to long-lived assets (principally mineral-bearing land) will unwind over a 30-year timeframe. In discounting the related obligations, expected future cash outflows have been determined with due regard to extraction status and anticipated remaining life.

(iii) These provisions relate to irrevocable commitments under various rationalisation and redundancy programmes, none of which is individually material to the Group. In 2012, €48 million (2011: €26 million) was provided in respect of rationalisation and redundancy activities as a consequence of undertaking various cost reduction initiatives across all operations. These initiatives included removing excess capacity from manufacturing and distribution networks and scaling operations to match market supply and demand; implementation of these initiatives resulted in a reduction in staffing levels in all business segments over recent years. The Group expects that these provisions will be utilised within one to two years of the balance sheet date (2011: two years).

(iv) This includes provisions relating to guarantees and warranties of €13 million (2011: €13 million) throughout the Group at 31 December 2012. The Group expects that these provisions will be utilised within two to three years of the balance sheet date (2011: two years).

Discount rate sensitivity analysis

All provisions are discounted at a rate of 5% (2011: 5%), consistent with the average effective interest rate for the Group's borrowings. The impact on profit before tax of a 1% change in the discount rate applicable to provisions, with all other variables held constant, is €1 million (2011: €nil million).

27. Deferred Income Tax

The deductible and taxable temporary differences in respect of which deferred tax has been recognised are as follows:

	2012 €m	2011 €m
Reported in balance sheet after offset		
Deferred tax liabilities	**1,301**	1,492
Deferred tax assets	**(197)**	(290)
Net deferred income tax liability	**1,104**	1,202
Deferred income tax assets (deductible temporary differences)		
Deficits on Group defined benefit pension obligations (note 28)	**139**	140
Revaluation of derivative financial instruments to fair value	**21**	12
Tax loss carryforwards	**129**	131
Share-based payment expense	**1**	2
Provisions for liabilities and working capital-related items	**183**	209
Other deductible temporary differences	**48**	35
Total	**521**	529

Deferred income tax assets have been recognised in respect of all deductible temporary differences, with the exception of some tax loss carryforwards. The amount of tax losses where recovery is not probable and is therefore not recognised in the Consolidated Balance Sheet is €378 million (2011: €376 million). The vast majority will expire post 2017 (2011: 2016).

	2012 €m	2011 €m
Deferred income tax liabilities (taxable temporary differences)		
Taxable temporary differences principally attributable to accelerated tax depreciation and fair value adjustments arising on acquisition (i)	**1,592**	1,697
Revaluation of derivative financial instruments to fair value	**15**	14
Rolled-over capital gains	**18**	20
Total	**1,625**	1,731

(i) Fair value adjustments arising on acquisition principally relate to property, plant and equipment.

	2012 €m	2011 €m
Movement in net deferred income tax liability		
At 1 January	**1,202**	1,308
Translation adjustment	**(17)**	14
Net expense/(income) for the year (note 11)	**11**	(80)
Arising on acquisition (note 31)	**9**	27
Disposal (note 5)	**(73)**	(9)
Movement in deferred tax asset on Group defined benefit pension obligations	**(28)**	(56)
Movement in deferred tax liability on cash flow hedges	**-**	(2)
At 31 December	**1,104**	1,202

28. Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas. Scheme assets are held in separate trustee-administered funds.

The Group operates defined benefit pension schemes in the Republic of Ireland, Britain and Northern Ireland, the Netherlands, Belgium, Germany, Switzerland and the United States; for the purposes of the disclosures which follow, the schemes in the Republic of Ireland, the Netherlands, Belgium and Germany have been aggregated into a "Eurozone" category on the basis of common currency and financial assumptions. In line with the principle of proportionate consolidation, the assets, liabilities, income and expenses attaching to defined benefit pension schemes in joint ventures are reflected in the figures below on the basis of the Group's share of these entities. The majority of the defined benefit pension schemes operated by the Group are funded as disclosed in the analysis of the defined benefit obligation presented below with unfunded schemes restricted to one scheme in each of the Netherlands and the United States and three schemes in Germany.

Provision has been made in the financial statements for post-retirement healthcare obligations in respect of certain current and former employees principally in the United States and for long-term service commitments in respect of certain employees in the Eurozone and Switzerland. These obligations are unfunded in nature and the required disclosures form part of this note.

The cumulative actuarial gains and losses attributable to the Group's defined benefit pension scheme obligations at 1 January 2004 (the date of transition to IFRS) were recognised in full as at that date and adjusted against retained income. Actuarial gains and losses and the associated movement in the net deferred tax asset are recognised via the Consolidated Statement of Comprehensive Income.

Actuarial valuations - funding requirements

The funding requirements in relation to the Group's defined benefit schemes are assessed in accordance with the advice of independent and qualified actuaries and valuations are prepared in this regard either annually, where local requirements mandate that this be done, or at triennial intervals at a maximum in all other cases. In Ireland and Britain, either the attained age or projected unit credit methods are used in the valuations. In the Netherlands and Switzerland, the actuarial valuations reflect the current unit method, while the valuations are performed in accordance with the projected unit credit methodology in Germany. In the United States, valuations are performed using a variety of actuarial cost methodologies - current unit, projected unit and aggregate cost. The dates of the actuarial valuations range from December 2008 to December 2012.

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments and the expected rates of increase in salaries and expected inflation. In the course of preparing the funding valuations, it was assumed that the pre-retirement rate of return on investments would, on average, exceed annual salary increases by 2.5% and the post-retirement rate of return on investments would, on average, exceed annual inflation by 2% per annum.

In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to the members of the various schemes.

Financial assumptions - IAS 19

The financial assumptions employed in the valuation of the defined benefit liabilities arising on pension schemes, post-retirement healthcare obligations and long-term service commitments applying the projected unit credit methodology are as follows:

Scheme liabilities

The major long-term assumptions used by the Group's actuaries in the computation of scheme liabilities as at 31 December 2012 and 31 December 2011 are as follows:

	Eurozone		**Britain and Northern Ireland**		**Switzerland**		**United States**	
	2012	2011	**2012**	2011	**2012**	2011	**2012**	2011
	%	%	**%**	%	**%**	%	**%**	%
Rate of increase in:								
- salaries	**4.00**	4.00	**4.00**	4.00	**2.25**	2.25	**3.50**	3.50
- pensions in payment	**2.00**	2.00	**3.00-3.40**	3.00-3.40	**0.25**	0.25	**-**	-
Inflation	**2.00**	2.00	**3.00**	3.00	**1.25**	1.25	**2.00**	2.00
Discount rate	**3.80**	5.00	**4.50**	4.70	**1.85**	2.35	**3.75**	4.60
Medical cost trend rate	**n/a**	5.25	**n/a**	n/a	**n/a**	n/a	**6.25**	7.00

The mortality assumptions employed in determining the present value of scheme liabilities under IAS 19 are in accordance with the underlying funding valuations and represented actuarial best practice in the relevant jurisdictions taking account of mortality experience and industry circumstances. With regard to the most material of the Group's schemes, the future life expectations factored into the relevant valuations based on retirement at 65 years of age for current and future retirees, are as follows:

	Republic of Ireland		**Britain and Northern Ireland**		**Switzerland**	
	2012	2011	**2012**	2011	**2012**	2011
Current retirees						
- male	**22.9**	22.5	**22.5**	22.7	**19.7**	19.6
- female	**24.9**	24.1	**24.4**	25.3	**22.0**	21.9
Future retirees						
- male	**25.5**	25.3	**24.4**	24.1	**19.7**	19.6
- female	**26.9**	26.5	**26.4**	26.7	**22.0**	21.9

The above data allow for future improvements in life expectancy.

28. Retirement Benefit Obligations | continued

Scheme assets

The long-term rates of return used in the calculation of the expected return on scheme assets for the years ended 31 December 2012 and 31 December 2011 respectively, determined in conjunction with the Group's actuaries and analysed by class of investment, are as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States	
	2012	2011	**2012**	2011	**2012**	2011	**2012**	2011
	%	%	**%**	%	**%**	%	**%**	%
Equities	**7.50**	7.50	**7.50**	7.50	**6.05**	6.35	**7.50**	7.50
Bonds	**3.50**	4.00	**4.00**	4.50	**2.05**	2.35	**4.00**	5.00
Property	**6.50**	6.50	**6.50**	6.50	**4.75**	4.75	**6.50**	6.50
Other	**1.00**	2.50	**1.00**	2.50	**1.50**	1.75	**1.00**	2.50

The methodology applied in relation to the expected return on equities is driven by prevailing risk-free rates in the four jurisdictions listed and the application of an equity risk premium (which varies by country) to those rates. The differences between the expected return on bonds and the yields used to discount the liabilities in each of the four jurisdictions listed are attributable to the fact that the bond assets held by many of the Group's schemes comprise an amalgam of government and corporate bonds. The property and "other" (largely cash holdings) components of the asset portfolio are not significant. In all cases, the reasonableness of the assumed rates of return is assessed by reference to actual and target asset allocations in the long-term and the Group's overall investment strategy as articulated to the trustees of the various defined benefit pension schemes in operation.

Impact on Consolidated Income Statement

The total expense charged to the Consolidated Income Statement in respect of defined contribution and defined benefit pension schemes, post-retirement healthcare obligations and long-term service commitments is as follows:

	2012	2011
	€m	€m
Total defined contribution expense	**143**	134
Total defined benefit expense	**21**	24
Total expense in Consolidated Income Statement	**164**	158

At year-end 2012, €38 million (2011: €40 million) was included in other payables in respect of defined contribution pension liabilities.

Analysis of defined benefit expense

The total defined benefit expense (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) is analysed as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group	
	2012	2011	**2012**	2011	**2012**	2011	**2012**	2011	**2012**	2011
	€m	€m	**€m**	€m	**€m**	€m	**€m**	€m	**€m**	€m
Charged in arriving at Group profit before finance costs*:										
Current service cost	**7**	11	**16**	14	**25**	21	**(2)**	1	**46**	47
Past service cost	**(3)**	(2)	**-**	-	**1**	1	**-**	-	**(2)**	(1)
Settlement/curtailment gain	**(30)**	(13)	**-**	(15)	**-**	(1)	**-**	-	**(30)**	(29)
Subtotal	**(26)**	(4)	**16**	(1)	**26**	21	**(2)**	1	**14**	17
Included in finance revenue and finance costs respectively:										
Expected return on scheme assets	**(31)**	(33)	**(32)**	(30)	**(24)**	(23)	**(9)**	(10)	**(96)**	(96)
Interest cost on scheme liabilities	**44**	44	**31**	30	**17**	18	**11**	11	**103**	103
Subtotal	**13**	11	**(1)**	-	**(7)**	(5)	**2**	1	**7**	7
Net charge to Consolidated Income Statement*	**(13)**	7	**15**	(1)	**19**	16	**-**	2	**21**	24
Actual return on pension scheme assets	**86**	(24)	**61**	12	**48**	5	**17**	(1)	**212**	(8)

* *Impact of scheme disposals shown separately in note 5.*

During 2012, the Group implemented changes to the terms of a number of its defined benefit pension schemes in the Eurozone giving rise to a gain of €30 million in the Consolidated Income Statement.

The Group will adopt IAS 19 *Employee Benefits (revised)* effective 1 January 2013. Details of the impact of adopting this standard on the accounting for the Group's retirement benefit obligations are contained in the Accounting Policies on page 76.

No reimbursement rights have been recognised as assets in accordance with IAS 19 *Employee Benefits*.

28. Retirement Benefit Obligations | continued

Impact on Consolidated Balance Sheet

The net pension liability (comprising funded and unfunded defined benefit pension schemes and unfunded post-retirement healthcare obligations and long-term service commitments) as at 31 December 2012 and 31 December 2011 is analysed as follows:

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group	
	2012	2011	**2012**	2011	**2012**	2011	**2012**	2011	**2012**	2011
	€m	€m	**€m**	€m	**€m**	€m	**€m**	€m	**€m**	€m
Equities	**357**	323	**333**	254	**191**	190	**91**	96	**972**	863
Bonds	**246**	196	**210**	225	**224**	240	**73**	58	**753**	719
Property	**29**	31	**42**	37	**133**	129	**1**	-	**205**	197
Other	**78**	16	**12**	9	**113**	69	**9**	5	**212**	99
Bid value of assets	**710**	566	**597**	525	**661**	628	**174**	159	**2,142**	1,878
Actuarial value of liabilities (present value)	**(1,055)**	(926)	**(705)**	(652)	**(785)**	(715)	**(271)**	(249)	**(2,816)**	(2,542)
Recoverable deficit in schemes	**(345)**	(360)	**(108)**	(127)	**(124)**	(87)	**(97)**	(90)	**(674)**	(664)
Related deferred income tax asset	**51**	54	**25**	33	**25**	17	**38**	36	**139**	140
Net pension liability	**(294)**	(306)	**(83)**	(94)	**(99)**	(70)	**(59)**	(54)	**(535)**	(524)
Split of asset values	**%**	%	**%**	%	**%**	%	**%**	%	**%**	%
Equities	**50.3**	57.1	**55.8**	48.4	**28.9**	30.3	**52.3**	60.4	**45.3**	45.9
Bonds	**34.6**	34.6	**35.2**	42.9	**33.9**	38.2	**42.0**	36.5	**35.2**	38.3
Property	**4.1**	5.5	**7.0**	7.0	**20.1**	20.5	**0.5**	-	**9.6**	10.5
Other	**11.0**	2.8	**2.0**	1.7	**17.1**	11.0	**5.2**	3.1	**9.9**	5.3
Total	**100**	100	**100**	100	**100**	100	**100**	100	**100**	100

The asset values above include €nil million in respect of investment in Ordinary Shares of the Company (CRH plc) as at 31 December 2012 (2011: €1 million).

An increase of 25 basis points in the rate of return on scheme assets would have increased scheme assets by €5 million and hence reduced the pension deficit before deferred tax to €669 million.

Analysis of liabilities - funded and unfunded										
Funded defined benefit pension schemes	**(1,009)**	(876)	**(705)**	(652)	**(780)**	(710)	**(260)**	(236)	**(2,754)**	(2,474)
Unfunded defined benefit pension schemes	**(39)**	(36)	**-**	-	**-**	-	**(7)**	(6)	**(46)**	(42)
Total - defined benefit pension schemes	**(1,048)**	(912)	**(705)**	(652)	**(780)**	(710)	**(267)**	(242)	**(2,800)**	(2,516)
Post-retirement healthcare obligations (unfunded)	**-**	(7)	**-**	-	**-**	-	**(4)**	(7)	**(4)**	(14)
Long-term service commitments (unfunded)	**(7)**	(7)	**-**	-	**(5)**	(5)	**-**	-	**(12)**	(12)
Actuarial value of liabilities (present value)	**(1,055)**	(926)	**(705)**	(652)	**(785)**	(715)	**(271)**	(249)	**(2,816)**	(2,542)

The impact of a reduction of 25 basis points in the discount rates applied would be as follows (with a corresponding increase in discount rates being inversely proportional):

Revised discount rate	**3.55**	4.75	**4.25**	4.45	**1.60**	2.10	**3.50**	4.35	**n/a**	n/a
Revised liabilities figure	**(1,099)**	(960)	**(740)**	(687)	**(821)**	(746)	**(280)**	(258)	**(2,940)**	(2,651)

Post-retirement healthcare benefits - sensitivity analysis on key actuarial assumptions

The impact of the sensitivity analysis on the key actuarial assumptions employed in the valuation of post-retirement healthcare benefits as required under IAS 19 *Employee Benefits* is not material to the Group.

History of scheme assets, liabilities and actuarial gains and losses

	2012	2011	2010	2009	2008
	€m	€m	€m	€m	€m
Bid value of assets	**2,142**	1,878	1,815	1,605	1,414
Actuarial value of liabilities (present value)	**(2,816)**	(2,542)	(2,289)	(2,059)	(1,828)
Recoverable deficit	**(674)**	(664)	(474)	(454)	(414)
Actual return less expected return on scheme assets	**116**	(104)	33	113	(477)
% of scheme assets	**5.4%**	(5.5%)	1.8%	7.0%	(33.7%)
Experience gain/(loss) arising on scheme liabilities (present value)	**16**	31	36	(13)	(15)
% of scheme liabilities (present value)	**(0.6%)**	(1.2%)	(1.6%)	0.6%	0.8%

28. Retirement Benefit Obligations | continued

Analysis of amounts recognised in the Consolidated Statement of Comprehensive Income

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group	
	2012 €m	2011 €m	**2012 €m**	2011 €m	**2012 €m**	2011 €m	**2012 €m**	2011 €m	**2012 €m**	2011 €m
Actual return less expected return on scheme assets	**55**	(57)	**29**	(18)	**24**	(18)	**8**	(11)	**116**	(104)
Experience (loss)/gain arising on scheme liabilities (present value)	**(4)**	23	**11**	4	**10**	5	**(1)**	(1)	**16**	31
Assumptions loss arising on scheme liabilities (present value)	**(177)**	(102)	**(23)**	(33)	**(73)**	(48)	**(30)**	(22)	**(303)**	(205)
Actuarial (loss)/gain recognised	**(126)**	(136)	**17**	(47)	**(39)**	(61)	**(23)**	(34)	**(171)**	(278)
Actuarial gains and losses recognised in the Consolidated Statement of Comprehensive Income										
Actual return less expected return on scheme assets	**55**	(57)	**29**	(18)	**24**	(18)	**8**	(11)	**116**	(104)
% of scheme assets	**7.7%**	(10.1%)	**4.9%**	(3.4%)	**3.6%**	(2.9%)	**4.6%**	(6.9%)	**5.4%**	(5.5%)
Experience (loss)/gain arising on scheme liabilities (present value)	**(4)**	23	**11**	4	**10**	5	**(1)**	(1)	**16**	31
% of scheme liabilities (present value)	**0.4%**	(2.5%)	**(1.6%)**	(0.6%)	**(1.3%)**	(0.7%)	**0.4%**	0.4%	**(0.6%)**	(1.2%)
Actuarial (loss)/gain recognised	**(126)**	(136)	**17**	(47)	**(39)**	(61)	**(23)**	(34)	**(171)**	(278)
% of scheme liabilities (present value)	**11.9%**	14.7%	**(2.4%)**	7.2%	**5.0%**	8.5%	**8.5%**	13.7%	**6.1%**	10.9%

Since transition to IFRS on 1 January 2004, the cumulative actuarial loss recognised in the Consolidated Statement of Comprehensive Income amounts to €788 million (2011: €617 million).

	Eurozone		Britain and Northern Ireland		Switzerland		United States		Total Group	
	2012 €m	2011 €m	**2012 €m**	2011 €m	**2012 €m**	2011 €m	**2012 €m**	2011 €m	**2012 €m**	2011 €m
Reconciliation of scheme assets (bid value)										
At 1 January	**566**	610	**525**	440	**628**	606	**159**	159	**1,878**	1,815
Movement in year										
Translation adjustment	**-**	-	**12**	16	**4**	17	**(4)**	5	**12**	38
Arising on acquisition	**-**	3	**-**	-	**-**	-	**-**	-	**-**	3
Disposals	**(15)**	-	**-**	-	**(15)**	-	**-**	-	**(30)**	-
Settlement/curtailment	**(3)**	-	**-**	(3)	**-**	-	**(1)**	-	**(4)**	(3)
Employer contributions paid	**114**	17	**20**	77	**18**	20	**14**	5	**166**	119
Contributions paid by plan participants	**3**	3	**-**	-	**11**	12	**-**	-	**14**	15
Benefit payments	**(41)**	(43)	**(21)**	(17)	**(33)**	(32)	**(11)**	(9)	**(106)**	(101)
Actual return on scheme assets	**86**	(24)	**61**	12	**48**	5	**17**	(1)	**212**	(8)
At 31 December	**710**	566	**597**	525	**661**	628	**174**	159	**2,142**	1,878
Reconciliation of actuarial value of liabilities										
At 1 January	**(926)**	(844)	**(652)**	(594)	**(715)**	(635)	**(249)**	(216)	**(2,542)**	(2,289)
Movement in year										
Translation adjustment	**-**	-	**(15)**	(20)	**(5)**	(18)	**6**	(7)	**(14)**	(45)
Arising on acquisition	**-**	(3)	**-**	-	**-**	-	**-**	-	**-**	(3)
Disposals	**29**	-	**-**	-	**19**	-	**-**	-	**48**	-
Current service cost	**(7)**	(11)	**(16)**	(14)	**(25)**	(21)	**2**	(1)	**(46)**	(47)
Contributions paid by plan participants	**(3)**	(3)	**-**	-	**(11)**	(12)	**-**	-	**(14)**	(15)
Benefit payments	**41**	43	**21**	17	**33**	32	**11**	9	**106**	101
Past service cost	**3**	2	**-**	-	**(1)**	(1)	**-**	-	**2**	1
Interest cost on scheme liabilities	**(44)**	(44)	**(31)**	(30)	**(17)**	(18)	**(11)**	(11)	**(103)**	(103)
Actuarial (loss)/gain arising on:										
- experience variations	**(4)**	23	**11**	4	**10**	5	**(1)**	(1)	**16**	31
- changes in assumptions	**(177)**	(102)	**(23)**	(33)	**(73)**	(48)	**(30)**	(22)	**(303)**	(205)
Settlement/curtailment	**33**	13	**-**	18	**-**	1	**1**	-	**34**	32
At 31 December	**(1,055)**	(926)	**(705)**	(652)	**(785)**	(715)	**(271)**	(249)	**(2,816)**	(2,542)

Employer contributions payable in the 2013 financial year (expressed using year-end exchange rates for 2012) are estimated at €126 million. The difference between the actual employer contributions paid of €166 million in 2012 and the expectation of €98 million included in the 2011 Annual Report is largely attributable to accelerated funding requirements in certain of the Group's schemes which could not have been anticipated at the time of preparation of the year-end 2011 financial statements. Employer contributions are reflected in the reconciliation of scheme assets as paid.

29. Share Capital and Reserves

Equity Share Capital	2012 Ordinary Shares of €0.32 each (i)	2012 Income Shares of €0.02 each (ii)	2011 Ordinary Shares of €0.32 each (i)	2011 Income Shares of €0.02 each (ii)
Authorised				
At 1 January 2012 and 31 December 2012 (€m)	**320**	**20**	320	20
Number of Shares at 1 January 2012 and 31 December 2012 ('000s)	**1,000,000**	**1,000,000**	1,000,000	1,000,000
Allotted, called-up and fully paid				
At 1 January (€m)	**233**	**14**	230	14
Issue of scrip shares in lieu of cash dividends (iii)	**2**	**-**	3	-
At 31 December (€m)	**235**	**14**	233	14

The movement in the number of shares (expressed in '000s) during the financial year was as follows:

	2012 Ordinary	2012 Income	2011 Ordinary	2011 Income
At 1 January	**727,897**	**727,897**	718,508	718,508
Issue of scrip shares in lieu of cash dividends (iii)	**5,924**	**5,924**	9,389	9,389
At 31 December	**733,821**	**733,821**	727,897	727,897

(i) The Ordinary Shares represent 93.68% of the total issued share capital.

(ii) The Income Shares, which represent 5.85% of the total issued share capital, were created on 29 August 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares. Income Shares carry no voting rights. Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Company's shares no longer carry a tax credit. As elections made by shareholders to receive dividends on their holding of Income Shares were no longer relevant, the Articles of Association were amended on 8 May 2002 to cancel such elections.

Share schemes

The aggregate number of shares which may be committed for issue in respect of any share option scheme, savings-related share option scheme, share participation scheme, performance share plan or any subsequent option scheme or share plan, may not exceed 10% of the issued Ordinary share capital from time to time.

Share option schemes

Details of share options granted under the Company's share option schemes and the terms attaching thereto are provided in note 8 to the financial statements and on page 60 of the Report on Directors' Remuneration.

	Number of Shares 2012	Number of Shares 2011
Options exercised during the year (satisfied by the reissue of Treasury Shares)	**1,163,827**	248,806

Share participation schemes

As at 31 December 2012, 7,272,632 (2011: 7,118,587) Ordinary Shares had been appropriated to participation schemes. In the financial year ended 31 December 2012, the appropriation of 154,045 shares was satisfied by the reissue of Treasury Shares (2011: 39,144). The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation. The shares issued pursuant to these schemes are excluded from the scope of IFRS 2 Share-based Payment and are hence not factored into the expense computation and the associated disclosures in note 8.

Performance Share Plan

In accordance with the terms of the Performance Share Plan (see note 8), Ordinary Shares have been purchased by the Employee Benefit Trust on behalf of CRH plc. The number of these shares held as at the balance sheet date was as follows:

	2012	2011
At 1 January	**-**	163,226
Released by the Employee Benefit Trust to the participants of the Performance Share Plan	**-**	(163,226)
At 31 December	**-**	-

In 2012, 226,617 Ordinary Shares were acquired by the Employee Benefit Trust by way of the reissue of Treasury Shares by CRH plc to satisfy the release of shares in respect of the 2009 award under the Performance Share Plan.

(iii) Issue of scrip shares in lieu of cash dividends:

	Number of Shares 2012	Number of Shares 2011	Price per Share 2012	Price per Share 2011
May 2012 - Final 2011 dividend (2011: Final 2010 dividend)	**2,653,368**	6,950,139	**€15.40**	€15.35
October 2012 - Interim 2012 dividend (2011: Interim 2011 dividend)	**3,270,169**	2,438,854	**€14.27**	€11.50
Total	**5,923,537**	9,388,993		

29. Share Capital and Reserves | continued

Preference Share Capital	**5% Cumulative Preference Shares of €1.27 each** (iv)		**7% 'A' Cumulative Preference Shares of €1.27 each** (v)	
	Number of Shares ('000s)	**€m**	**Number of Shares ('000s)**	**€m**
Authorised				
At 1 January 2012 and 31 December 2012	**150**	**-**	**872**	**1**
Allotted, called-up and fully paid				
At 1 January 2012 and 31 December 2012	**50**	**-**	**872**	**1**

There was no movement in the number of cumulative preference shares in either the current or the prior year.

(iv) The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 5% per annum and priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 5% Cumulative Preference Shares are payable half-yearly on 15 April and 15 October in each year. The 5% Cumulative Preference Shares represent 0.03% of the total issued share capital.

(v) The holders of the 7% 'A' Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and subject to the rights of the holders of the 5% Cumulative Preference Shares, priority in a winding-up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears or unless the business of the meeting includes certain matters, which are specified in the Articles of Association. Dividends on the 7% 'A' Cumulative Preference Shares are payable half-yearly on 5 April and 5 October in each year. The 7% 'A' Cumulative Preference Shares represent 0.44% of the total issued share capital.

Treasury Shares/own shares	**2012 €m**	2011 €m
At 1 January	**(183)**	(199)
Treasury Shares/own shares reissued	**37**	16
At 31 December	**(146)**	(183)

As at the balance sheet date, the total number of Treasury Shares held was 7,374,706 (2011: 8,919,195); the nominal value of these shares was €3 million (2011: €3 million). During the year ended 31 December 2012, 1,317,872 shares were reissued (2011: 287,950) to satisfy exercises and appropriations under the Group's share option and share participation schemes. In addition, 226,617 (2011: 150,330) shares were reissued to the CRH plc Employee Benefit Trust in connection with the release of the award under the Performance Share Plan. These reissued Treasury Shares were previously purchased at an average price of €24.11 (2011: €24.17). No Treasury Shares were purchased during 2012 or 2011.

Reconciliation of shares issued to net proceeds

Shares issued at nominal amount:		
- scrip shares issued in lieu of cash dividends	**2**	3
Premium on shares issued	**86**	132
Total value of shares issued	**88**	135
Issue of scrip shares in lieu of cash dividends (note 12)	**(88)**	(135)
Net proceeds from issue of shares	**-**	-

Share Premium

At 1 January	**4,047**	3,915
Premium arising on shares issued	**86**	132
At 31 December	**4,133**	4,047

30. Commitments under Operating and Finance Leases

Operating leases

Future minimum rentals payable under non-cancellable operating leases at 31 December are as follows:

	2012 €m	2011 €m
Within one year	**274**	251
After one year but not more than five years	**661**	615
More than five years	**401**	384
	1,336	1,250

Finance leases

Future minimum lease payments under finance leases are not material for the Group.

31. Business Combinations and Acquisitions of Joint Ventures

The principal acquisitions completed during the year ended 31 December 2012 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Europe Materials: *Finland:* Lemminkainen Rakennustuotteet (28 September); *Isle of Man:* assets of Cemex (20 December).

Europe Products: *Germany:* Alulux Erhardt (4 April); *Malaysia:* Moment Group (24 April, also Singapore, Philippines and India); *United Kingdom*: Anchor Bay Construction Products (4 January) and Helifix (3 December).

Europe Distribution: *Belgium:* Sani-Design (10 August) and Lambrechts (19 December); *the Netherlands:* Wijck's Afbouwmaterialen (11 June).

Americas Materials: *Colorado:* Mud Creek reserves (17 February), DeBeque reserves (5 March) and Otter Creek (23 March); *Delaware:* Heritage JV (50%, 30 January, also Maryland and Pennsylvania); *Massachusetts:* Morse (31 October); *Nebraska:* Omni Engineering (2 March) and KMG Partners (20 March); *New Jersey:* Trap Rock Industries (31 December); *North Carolina:* Rhodes Brothers Paving (13 January); *Ohio:* Sidwell Materials (31 December); *Pennsylvania:* certain assets of Haines and Kibblehouse (27 December, also Maryland); *Tennessee:* Concrete Materials (28 December); *Texas:* Knife River (30 March); *West Virginia:* Alcon (23 February), Arrow Construction (15 June) and BTI (50%, 6 July).

Americas Products: *Ontario:* paver plant assets of Hanson Hardscapes (17 August, also Florida); *California:* precast assets of US Concrete (20 August); *Florida:* Corbitt Manufacturing (5 June, also Louisiana and Texas); *Maryland:* L&L Brick Supply (31 July); *Michigan:* Surface Coatings (14 December); *Oregon:* Bowco Industries (18 October) and selected production assets of Hanson Precast (13 December, also Washington); *Rhode Island:* Park Avenue Cement Block (24 February); *Texas:* packaged products assets of TXI (16 April).

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:	**2012**	2011
	€m	€m
Assets		
Non-current assets		
Property, plant and equipment	**254**	339
Intangible assets	**65**	29
Deferred income tax assets	**10**	2
Total non-current assets	**329**	370
Current assets		
Inventories	**98**	53
Trade and other receivables (i)	**103**	62
Cash and cash equivalents	**19**	24
Total current assets	**220**	139
Liabilities		
Non-current liabilities		
Deferred income tax liabilities	**(19)**	(29)
Provisions for liabilities (stated at net present cost)	**(1)**	(14)
Non-current interest-bearing loans and borrowings and finance leases	**(5)**	(33)
Total non-current liabilities	**(25)**	(76)
Current liabilities		
Trade and other payables	**(57)**	(49)
Current income tax liabilities	**(3)**	-
Provisions for liabilities (stated at net present cost)	**-**	(1)
Current interest-bearing loans and borrowings and finance leases	**(37)**	(14)
Total current liabilities	**(97)**	(64)
Total identifiable net assets at fair value	**427**	369
Goodwill arising on acquisition (ii)	**165**	207
Excess of fair value of identifiable net assets over consideration paid	**-**	(5)
Non-controlling interests*	**-**	2
Total consideration	**592**	573
Consideration satisfied by:		
Cash payments	**439**	531
Deferred consideration (stated at net present cost)	**77**	14
Contingent consideration (iii)	**76**	28
Total consideration	**592**	573

* *Measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets.*

Net cash outflow arising on acquisition		
Cash consideration	**439**	531
Less: cash and cash equivalents acquired	**(19)**	(24)
Total	**420**	507

31. Business Combinations and Acquisitions of Joint Ventures | continued

None of the acquisitions completed during the financial year were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3) will be subject to subsequent disclosure.

(i) The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €106 million (2011: €65 million). The fair value of these receivables is €103 million (all of which is expected to be recoverable) (2011: €62 million) and is inclusive of an aggregate allowance for impairment of €3 million (2011: €3 million).

(ii) The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €106 million of the goodwill recognised in respect of acquisitions completed in 2012 is expected to be deductible for tax purposes (2011: €82 million).

(iii) The fair value of contingent consideration recognised at date of acquisition is €76 million. On an undiscounted basis, the corresponding future payments for which the Group may be liable range from €nil million to a maximum of €118 million.

Acquisition-related costs amounting to €4 million (2011: €3 million) have been included in operating costs in the Consolidated Income Statement (note 3).

No contingent liabilities were recognised on the acquisitions completed during the financial year or the prior financial years.

The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above, were as follows:

	Book values €m	**Fair value adjustments €m**	**Accounting policy alignments €m**	**Adjustments to provisional fair values €m**	**Fair value €m**
Non-current assets	**178**	**155**	**-**	**(4)**	**329**
Current assets	**218**	**2**	**-**	**-**	**220**
Non-current liabilities	**(8)**	**(18)**	**-**	**1**	**(25)**
Current liabilities	**(87)**	**(1)**	**(1)**	**(8)**	**(97)**
Identifiable net assets acquired	**301**	**138**	**(1)**	**(11)**	**427**
Goodwill arising on acquisition (see (ii) above)	**290**	**(138)**	**1**	**12**	**165**
Total consideration	**591**	**-**	**-**	**1**	**592**

The following table analyses the 34 acquisitions (2011: 43 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

Reportable segments	**Number of Acquisitions**		**Goodwill**		**Consideration**	
	2012	2011	**2012 €m**	2011 €m	**2012 €m**	2011 €m
Europe Materials	**2**	5	**26**	99	**58**	213
Europe Products	**4**	4	**68**	4	**151**	9
Europe Distribution	**3**	5	**8**	8	**40**	26
Americas Materials	**16**	19	**37**	55	**230**	214
Americas Products	**9**	4	**14**	5	**112**	28
Americas Distribution	**-**	6	**-**	29	**-**	77
Group totals	**34**	43	**153**	200	**591**	567
Adjustments to provisional fair values					**1**	6
Total consideration					**592**	573

31. Business Combinations and Acquisitions of Joint Ventures | continued

The post-acquisition impact of acquisitions completed during the year on Group profit for the financial year was as follows:

	2012 €m	2011 €m
Revenue	**274**	157
Cost of sales	**(203)**	(111)
Gross profit	**71**	46
Operating costs	**(57)**	(30)
Group operating profit	**14**	16
Loss on disposals	**-**	(1)
Profit before finance costs	**14**	15
Finance costs (net)	**(2)**	(4)
Profit before tax	**12**	11
Income tax expense	**(4)**	(3)
Group profit for the financial year	**8**	8

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	Pro-forma 2012			
	2012 acquisitions €m	CRH Group excluding 2012 acquisitions €m	Pro-forma consolidated Group €m	Pro-forma 2011 €m
Revenue	**676**	**18,385**	**19,061**	18,389
Group profit for the financial year	**26**	**546**	**572**	600

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 *Events after the Balance Sheet Date*. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published in January and July each year.

32. Related Party Transactions

The principal related party relationships requiring disclosure in the Consolidated Financial Statements of the Group under IAS 24 *Related Party Disclosures* pertain to: the existence of subsidiaries, joint ventures and associates; transactions with these entities entered into by the Group; and the identification and compensation of key management personnel.

Subsidiaries, joint ventures and associates

The Consolidated Financial Statements include the financial statements of the Company (CRH plc, the ultimate parent) and its subsidiaries, joint ventures and associates as documented in the accounting policies on pages 76 to 82. The Group's principal subsidiaries, joint ventures and associates are disclosed on pages 128 to 135.

Sales to and purchases from joint ventures are immaterial in 2012 and 2011. Loans extended by the Group to joint ventures and associates (see note 16) are included in financial assets (whilst the Group's share of the corresponding loans payable by joint ventures is included in interest-bearing loans and borrowings due to the application of proportionate consolidation in accounting for the Group's interests in these entities). Sales to and purchases from associates during the financial year ended 31 December 2012 amounted to €21 million (2011: €25 million) and €452 million (2011: €488 million) respectively. Amounts receivable from and payable to associates (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included as separate line items in notes 18 and 19 to the Consolidated Financial Statements.

Terms and conditions of transactions with subsidiaries, joint ventures and associates

In general, the transfer pricing policy implemented by the Group across its subsidiaries is market-based. Sales to and purchases from joint ventures and associates are conducted in the ordinary course of business and on terms equivalent to those that prevail in arm's-length transactions. The outstanding balances included in receivables and payables as at the balance sheet date in respect of transactions with associates are unsecured and settlement arises in cash. No guarantees have been either requested or provided in relation to related party receivables and payables. Loans to joint ventures and associates (the respective amounts being disclosed in note 16) are extended on normal commercial terms in the ordinary course of business with interest accruing and, in general, paid to the Group at predetermined intervals.

Key management personnel

For the purposes of the disclosure requirements of IAS 24, the term "key management personnel" (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the Company) comprises the Board of Directors which manages the business and affairs of the Company.

Key management remuneration amounted to:	2012 €m	2011 €m
Short-term benefits	**6**	6
Post-employment benefits	**2**	2
Share-based payments - calculated in accordance with the principles disclosed in note 8.	**2**	2
Total	**10**	10

Other than these compensation entitlements, there were no other transactions involving key management personnel.

33. Board Approval

The Board of Directors approved and authorised for issue the financial statements on pages 72 to 117 in respect of the year ended 31 December 2012 on 25 February 2013.

Company Balance Sheet

as at 31 December 2012

Notes		2012 €m	2011 €m
	Fixed assets		
2	Financial assets	**538**	526
	Current assets		
3	Debtors	**6,394**	6,494
	Cash at bank and in hand	**172**	167
	Total current assets	**6,566**	6,661
	Creditors (amounts falling due within one year)		
4	Trade and other creditors	**1,126**	1,881
	Corporation tax liability	**-**	1
	Bank loans and overdrafts	**2**	3
	Total current liabilities	**1,128**	1,885
	Net current assets	**5,438**	4,776
	Net assets	**5,976**	5,302
	Capital and reserves		
7	Called-up share capital	**249**	247
7	Preference share capital	**1**	1
8	Share premium account	**4,137**	4,051
8	Treasury Shares and own shares	**(146)**	(183)
8	Revaluation reserve	**42**	42
8	Other reserves	**172**	158
8	Profit and loss account	**1,521**	986
	Shareholders' funds	**5,976**	5,302

N. Hartery, M. Lee, Directors

Notes to the Company Balance Sheet

1. Accounting Policies

Basis of accounting
The financial statements have been prepared under the historical cost convention in accordance with the Companies Acts, 1963 to 2012 and Generally Accepted Accounting Practice in the Republic of Ireland ("Irish GAAP"). The following paragraphs describe the principal accounting policies under Irish GAAP, which have been applied consistently.

Operating income and expense
Operating income and expense arises from the Company's principal activities as a holding company for the Group and are accounted for on an accruals basis.

Financial assets
Fixed asset investments, including investments in subsidiaries, are stated at cost (and at valuation at 31 December 1980 for those investments in existence at that date) less any accumulated impairments and are reviewed for impairment if there are indications that the carrying value may not be recoverable.

Foreign currencies
The reporting currency of the Company is euro. Transactions in foreign currencies are translated at the rates of exchange ruling at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into euro at the rates of exchange ruling at the balance sheet date, with a corresponding charge or credit to the profit and loss account.

Share issue expenses and share premium account
Costs of share issues are written off against the premium arising on issues of share capital.

Share-based payments
The Company has applied the requirements of FRS 20 *Share-based Payment*.

The accounting policy applicable to share-based payments is consistent with that applied under IFRS and is accordingly addressed in detail on pages 76 to 82 of the Consolidated Financial Statements.

Cash flow statement
The Company has taken advantage of the exemption afforded by FRS 1 *Cash Flow Statements* not to provide a statement of cash flows.

Treasury Shares and own shares
Treasury Shares
Own equity instruments (i.e. Ordinary Shares) acquired by the Company are deducted from equity and presented on the face of the Company Balance Sheet. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Company's Ordinary Shares.

Own shares
Ordinary Shares purchased by the Employee Benefit Trust on behalf of the Company under the terms of the Performance Share Plan are recorded as a deduction from equity on the face of the Company Balance Sheet.

Dividends
Dividends on Ordinary Shares are recognised as a liability in the Company's Financial Statements in the period in which they are declared by the Company

2. Financial Assets

The Company's investment in its subsidiaries is as follows:

	Shares (i) **€m**	**Other €m**	**Total €m**
At 1 January 2012 at cost/valuation	**371**	**155**	**526**
Capital contribution in respect of share-based payments	**-**	**12**	**12**
At 31 December 2012 at cost/valuation	**371**	**167**	**538**

The equivalent disclosure for the prior year is as follows:

	Shares €m	Other €m	Total €m
At 1 January 2011 at cost/valuation	374	135	509
Disposals	(3)	-	(3)
Capital contribution in respect of share-based payments	-	20	20
At 31 December 2011 at cost/valuation	371	155	526

(i) The Company's investment in shares in its subsidiaries was revalued at 31 December 1980 to reflect the surplus on revaluation of certain property, plant and equipment (land and buildings) of subsidiaries. The original historical cost of the shares equated to approximately €9 million. The analysis of the closing balance between amounts carried at valuation and at cost is as follows:

	2012 €m	2011 €m
At valuation 31 December 1980	**47**	47
At cost post 31 December 1980	**324**	324
Total	**371**	371

Pursuant to Section 16 of the Companies (Amendment) Act, 1986, a full list of subsidiaries, joint ventures and associated undertakings will be annexed to the Company's Annual Return to be filed in the Companies Registration Office in Ireland.

3. Debtors

	2012 €m	2011 €m
Amounts owed by subsidiary undertakings	**6,394**	6,494

4. Trade and Other Creditors

	2012 €m	2011 €m
Amounts falling due within one year		
Amounts owed to subsidiary undertakings	**1,126**	1,881

5. Auditor's Remuneration (Memorandum Disclosure)

In accordance with section 161D of the Companies Act, 1963, the fees paid in 2012 to the statutory auditor for work engaged by the parent company comprised audit fees of €20,000 (2011: €20,000) and other assurance services of €108,000 (2011: €247,000).

6. Dividends Proposed (Memorandum Disclosure)

Details in respect of dividends proposed of €320 million (2011: €316 million) are presented in the dividends note (note 12) on page 92 of the notes to the Consolidated Financial Statements.

7. Called-up Share Capital

Details in respect of called-up share capital, Treasury Shares and own shares are presented in the share capital and reserves note (note 29) on pages 113 and 114 of the notes to the Consolidated Financial Statements.

8. Movement in Shareholders' Funds

	Issued share capital €m	Share premium account €m	Treasury Shares/ own shares €m	Revaluation reserve €m	Other reserves €m	Profit and loss account €m	Total equity €m
At 1 January 2012	**248**	**4,051**	**(183)**	**42**	**158**	**986**	**5,302**
Issue of share capital (net of expenses)	**2**	**86**	**-**	**-**	**-**	**-**	**88**
Profit after tax before dividends	**-**	**-**	**-**	**-**	**-**	**1,006**	**1,006**
Treasury/own shares reissued	**-**	**-**	**37**	**-**	**-**	**(37)**	**-**
Share option exercises	**-**	**-**	**-**	**-**	**-**	**16**	**16**
Share-based payment expense	**-**	**-**	**-**	**-**	**14**	**-**	**14**
Dividends (including shares issued in lieu of dividends)	**-**	**-**	**-**	**-**	**-**	**(450)**	**(450)**
At 31 December 2012	**250**	**4,137**	**(146)**	**42**	**172**	**1,521**	**5,976**

The equivalent disclosure for the prior year is as follows:

	Issued share capital €m	Share premium account €m	Treasury Shares/ own shares €m	Revaluation reserve €m	Other reserves €m	Profit and loss account €m	Total equity €m
At 1 January 2010	245	3,919	(199)	42	137	1,387	5,531
Currency translation effects	-	-	-	-	-	1	1
Issue of share capital (net of expenses)	3	132	-	-	-	-	135
Profit after tax before dividends	-	-	-	-	-	53	53
Treasury/own shares reissued	-	-	16	-	-	(16)	-
Share option exercises	-	-	-	-	-	6	6
Share-based payment expense	-	-	-	-	21	-	21
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(445)	(445)
At 31 December 2011	248	4,051	(183)	42	158	986	5,302

In accordance with section 148(8) of the Companies Act, 1963 and section 7(1A) of the Companies (Amendment) Act, 1986, the Company is availing of the exemption from presenting its individual profit and loss account to the Annual General Meeting and from filing it with the Registrar of Companies. The profit for the financial year dealt with in the Company Financial Statements amounted to €1,006 million (2011: €53 million).

9. Share-based Payments

The total expense of €14 million (2011: €21 million) reflected in note 8 to the Consolidated Financial Statements attributable to employee share options and the Performance Share Plan has been included as a capital contribution in financial assets (note 2) in addition to any payments to/from subsidiaries.

10. Section 17 Guarantees

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings and the Oldcastle Finance Company and Oldcastle North America Funding Company general partnerships in the Republic of Ireland for the financial year ended 31 December 2012 and, as a result, such subsidiary undertakings and the general partnerships have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986 and Regulation 20 of the European Communities (Accounts) Regulations, 1993 respectively.

Details in relation to other guarantees provided by the Company are provided in the interest-bearing loans and borrowings note (note 24) on page 104 of the notes to the Consolidated Financial Statements.

11. Related Party Transactions

The Company has taken advantage of the exemption in FRS 8 not to disclose transactions with wholly-owned subsidiaries.

12. Approval by Board

The Board of Directors approved and authorised for issue the Company Financial Statements on pages 118 to 121 in respect of the year ended 31 December 2012 on 25 February 2013.

Shareholder Information

Dividend payments

An interim dividend of 18.5c was paid in respect of Ordinary Shares on 19 October 2012.

A final dividend of 44c, if approved at the 2013 Annual General Meeting, will be paid in respect of Ordinary Shares on 13 May 2013 to shareholders on the Register of Members as at the close of business on 8 March 2013. A scrip alternative will be offered to shareholders.

Dividend Withholding Tax (DWT) must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company's Registrars, Capita Registrars (Ireland) Limited ("Capita Registrars"). DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of Income Tax (currently 20%). Non-resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT. Copies of the exemption form may be obtained from Capita Registrars. Shareholders should note that DWT will be deducted from dividends in cases where a properly completed form has not been received by the record date for a dividend. Individuals who are resident in Ireland for tax purposes are not entitled to an exemption.

Shareholders who wish to have their dividend paid direct to a bank account, by electronic funds transfer, should complete the required dividend mandate form and submit it to Capita Registrars. A copy of the mandate form can be obtained from the shareholder services section of the CRH website, www.crh.com, under "Equity Investors". Alternatively, shareholders can contact Capita Registrars to obtain a mandate form (see contact details below). Tax vouchers will be sent to the shareholder's registered address under this arrangement.

Dividends are generally paid in euro. However, in order to avoid costs to shareholders, dividends are paid in Sterling and US Dollars to shareholders whose address, according to the Share Register, is in the UK and the United States respectively, unless they require otherwise.

Dividends in respect of 7% 'A' Cumulative Preference Shares are paid half-yearly on 5 April and 5 October.

Dividends in respect of 5% Cumulative Preference Shares are paid half-yearly on 15 April and 15 October.

CREST

Transfer of the Company's shares takes place through the CREST system. Shareholders have the choice of holding their shares in electronic form or in the form of share certificates.

As the above mentioned dividend payment arrangements can be inflexible for institutional shareholders, where shares are held in CREST, dividends are automatically paid in euro unless a currency election is made. CREST members should use the facility in CREST to make currency elections. Such elections must be made in respect of entire holdings as partial elections are not permissible.

Share price data

	2012 €	2012 Stg£	2011 €	2011 Stg£*
Share price at 31 December	**15.30**	**12.48**	15.36	12.80
Market capitalisation	**11.1 bn**	**9.1 bn**	11.0 bn	9.2 bn
Share price movement during year:				
- high	**16.79**	**14.09**	17.00	14.27
- low	**12.99**	**10.52**	10.50	9.03

* *With effect from 9 November 2011, CRH Ordinary Shares listed on the London Stock Exchange traded in Sterling GB pence rather than in euro. The Sterling high and low prices referred to above have been converted from euro at the exchange rate prevailing on the relevant dates.*

Shareholdings as at 31 December 2012

Ownership of Ordinary Shares

Geographic location*	Number of shares held '000s	% of total
Europe/Other	134,156	18.28
Ireland	27,834	3.79
North America	303,056	41.30
Retail	114,339	15.58
United Kingdom	147,061	20.04
Treasury	7,375	1.01
	733,821	100

* *This represents a best estimate of the number of shares controlled by fund managers resident in the geographic regions indicated. Private shareholders are classified as retail above.*

Holdings	Number of shareholders	% of total	Number of shares held '000s	% of total
1 - 1,000	15,408	59.37	5,321	0.73
1,001 - 10,000	8,986	34.63	26,194	3.57
10,001 - 100,000	1,169	4.51	32,286	4.40
100,001 - 1,000,000	302	1.16	104,248	14.20
Over 1,000,000	86	0.33	565,772	77.10
	25,951	100	733,821	100

Stock Exchange listings

CRH has a premium listing on the London Stock Exchange and a secondary listing on the Irish Stock Exchange. The Group's American Depositary Shares (ADSs), each representing one Ordinary Share, are listed on the New York Stock Exchange (NYSE). The ADSs are evidenced by American Depositary Receipts.

Financial calendar

Announcement of final results for 2012	26 February 2013
Ex-dividend date	6 March 2013
Record date for dividend	8 March 2013
Latest date for receipt of scrip forms	25 April 2013
Interim Management Statement	8 May 2013
Annual General Meeting	8 May 2013
Dividend payment date and first day of dealing in scrip dividend shares	13 May 2013
Announcement of interim results for 2013	20 August 2013
Interim Management Statement	12 November 2013

Website

The Group's website, www.crh.com, provides the full text of the Annual and Interim Reports, the Annual Report on Form 20-F, which is filed annually with the United States Securities and Exchange Commission, interim management statements and copies of presentations to analysts and investors. News releases are made available, in the Media section of the website, immediately after release to the Stock Exchanges.

Electronic communications

Following the introduction of the 2007 Transparency Regulations, and in order to adopt a more environmentally friendly and cost effective approach, the Company provides the Annual Report to shareholders electronically via the CRH website, www.crh.com, and only sends a printed copy to those shareholders who specifically request a copy. Shareholders who choose to do so can receive other shareholder communications, for example, notices of general meetings and shareholder circulars, electronically. However, shareholders will continue to receive printed proxy forms, dividend documentation and, if the Company deems it appropriate, other documentation by post. Shareholders can alter the method by which they receive communications by contacting Capita Registrars.

Electronic proxy voting

Shareholders may lodge a proxy form for the 2013 Annual General Meeting electronically. Shareholders who wish to submit proxies via the internet may do so by accessing Capita Registrars' website as described below.

CREST members wishing to appoint a proxy via CREST should refer to the CREST Manual and the notes to the Notice of the Annual General Meeting.

Registrars

Enquiries concerning shareholdings should be addressed to:

Capita Registrars
P.O. Box 7117
Dublin 2
Ireland
Telephone: +353 (0) 1 553 0050 *
Fax: +353 (0) 1 224 0700 *

* *Contact numbers have changed with effect from 28 January 2013*

Shareholders with access to the internet may check their accounts by accessing Capita Registrars' website, www.capitaregistrars.ie and selecting "Shareholder Portal". This facility allows shareholders to check their shareholdings and dividend payments, register e-mail addresses, vote electronically and download standard forms required to initiate changes in details held by Capita Registrars. Shareholders will need to register for a User ID before using some of the services.

American Depositary Receipts (ADRs)

The ADR programme is administered by the Bank of New York Mellon and enquiries regarding ADRs should be addressed to:

The Bank of New York Mellon
P.O. Box 358516
Pittsburgh
PA 15252-8516
U.S.A.
Telephone: Toll Free Number (United States residents): 1-888-269-2377
International: +1 201-680-6825
E-mail: shrrelations@bnymellon.com
Website: www.bnymellon.com/shareowner

Frequently Asked Questions (FAQ)

The Group's website contains answers to questions frequently asked by shareholders, including questions regarding shareholdings, dividends payments, electronic communications and shareholder rights. The FAQ can be accessed in the Investors' section of the website under "Equity Investors".

Group Financial Summary

(Figures prepared in accordance with Irish GAAP)

		1995 €m	1996 €m	1997 €m	1998 €m	1999 €m	2000 €m	2001 €m	2002 €m	2003 €m	2004 €m
Turnover including share of joint ventures		2,520	3,354	4,234	5,211	6,734	8,870	10,444	10,794	11,080	12,820
EBITDA (as defined)*		305	387	478	608	951	1,314	1,517	1,575	1,580	1,843
Group operating profit		224	283	349	442	676	919	1,020	1,049	1,046	1,247
Goodwill amortisation		-	-	-	(1)	(19)	(44)	(61)	(70)	(76)	(101)
Profit on disposal of fixed assets		1	1	9	11	7	13	17	16	13	11
Exceptional items		-	-	-	-	64	-	-	-	-	-
Profit on ordinary activities before interest		225	284	358	452	728	888	976	995	983	1,157
Net interest payable		(21)	(28)	(36)	(43)	(93)	(191)	(173)	(139)	(118)	(140)
Profit on ordinary activities before taxation		204	256	322	409	635	697	803	856	865	1,017
Taxation on profit on ordinary activities		(42)	(58)	(76)	(100)	(152)	(194)	(217)	(227)	(218)	(247)
Taxation on exceptional items		-	-	-	-	(26)	-	-	-	-	-
Profit on ordinary activies after taxation		162	198	246	309	457	503	586	629	647	770
Employment of capital											
Fixed assets											
- Tangible assets		895	1,236	1,519	2,288	3,226	4,551	5,150	5,004	5,145	5,320
- Intangible asset - goodwill		-	-	-	138	629	955	1,153	1,154	1,475	1,443
- Financial assets		118	127	132	53	66	104	316	275	349	702
Net working capital	(a)	133	255	313	512	608	915	1,040	1,078	1,116	1,244
Other liabilities	(b)	(25)	(36)	(72)	(306)	(449)	(487)	(495)	(457)	(442)	(440)
Total		1,121	1,582	1,892	2,685	4,080	6,038	7,164	7,054	7,643	8,269
Financed as follows											
Equity shareholders' funds		868	1,056	1,308	1,553	2,201	3,074	4,734	4,747	4,758	5,217
Preference share capital		1	1	1	1	1	1	1	1	1	1
Minority shareholders' equity interest		12	13	14	285	37	36	135	111	90	82
Deferred tax		49	70	104	116	172	307	400	485	486	528
Net debt	(c)	189	442	465	730	1,669	2,620	1,894	1,710	2,308	2,441
Convertible capital bonds	(d)	2	-	-	-	-	-	-	-	-	-
Total		1,121	1,582	1,892	2,685	4,080	6,038	7,164	7,054	7,643	8,269
Purchase of tangible assets		109	150	147	232	360	430	452	367	402	520
Acquisitions and investments		164	532	241	604	1,421	1,605	1,080	992	1,615	922
Total capital expenditure		273	682	388	836	1,781	2,035	1,532	1,359	2,017	1,442
Depreciation and goodwill amortisation		81	104	129	166	275	395	497	526	534	596
Earnings per share after goodwill amortisation (cent)	(e)	37.1	43.9	52.4	65.0	87.5	102.6	104.0	107.5	109.9	129.8
Earnings per share before goodwill amortisation (cent)	(e)	37.1	43.9	52.4	65.3	91.6	111.6	114.8	119.5	122.8	147.1
Dividend per share (cent)	(e)	9.49	10.64	12.21	14.08	16.43	18.73	20.74	22.90	25.34	29.76
Cash earnings per share (cent)	(e),(f)	55.9	67.1	80.2	100.3	145.4	184.0	192.7	198.2	201.4	231.2
Dividend cover (times)	(g)	3.9	4.1	4.3	4.6	5.3	5.5	5.0	4.7	4.3	4.4

Notes to Irish GAAP financial summary data

(a) Excluding bank advances and cash and liquid investments which are included under net debt (see note (c) below).

(b) Including deferred and contingent acquisition consideration due after more than one year and provisions for liabilities and charges and excluding deferred tax.

(c) Net debt represents the sum of loans (including finance leases) and overdrafts falling due within one year, bank loans (including finance leases) falling due after more than one year less cash and liquid investments.

(d) Including supplemental interest.

(e) Per share amounts for 1995 to 2004 have been restated for the bonus element of the Rights Issue in March 2009.

(f) Cash earnings per share equals the sum of profit for the year attributable to ordinary shareholders, depreciation and goodwill amortisation divided by the average number of Ordinary Shares outstanding for the year.

(g) Excluding exceptional net gains in 1999.

Group Financial Summary

(Figures prepared in accordance with IFRS)

		Restated 2004 €m	2005 €m	2006 €m	2007 €m	2008 €m	2009 €m	2010 €m	2011 €m	**2012 €m**
Revenue		12,755	14,449	18,737	20,992	20,887	17,373	17,173	18,081	**18,659**
EBITDA (as defined)*		1,740	1,957	2,456	2,860	2,665	1,803	1,615	1,656	**1,640**
Group operating profit		1,220	1,392	1,767	2,086	1,841	955	698	871	**845**
Profit on disposals		11	20	40	57	69	26	55	55	**230**
Profit before finance costs		1,231	1,412	1,807	2,143	1,910	981	753	926	**1,075**
Net finance costs (funding/cash)		(143)	(149)	(237)	(296)	(337)	(270)	(218)	(229)	**(258)**
Other financial expense		(3)	(10)	(15)	(7)	(6)	(27)	(29)	(28)	**(31)**
Share of associates' profit/(loss)		19	26	47	64	61	48	28	42	**(112)**
Profit before tax		1,104	1,279	1,602	1,904	1,628	732	534	711	**674**
Income tax expense		(232)	(273)	(378)	(466)	(366)	(134)	(95)	(114)	**(120)**
Group profit for the financial year		872	1,006	1,224	1,438	1,262	598	439	597	**554**
Employment of capital										
Non-current and current assets										
Property, plant and equipment		5,831	6,824	7,480	8,226	8,888	8,535	8,892	8,936	**8,448**
Intangible assets		1,774	2,252	2,966	3,692	4,108	4,095	4,305	4,488	**4,446**
Investments in associates/other financial assets	(h)	292	635	651	652	870	1,090	1,186	1,125	**1,014**
Net working capital	(i)	1,540	1,944	2,420	2,469	2,650	1,991	1,920	2,091	**2,148**
Other liabilities - current and non-current	(j)	(1,048)	(1,255)	(1,109)	(880)	(1,140)	(1,096)	(1,111)	(1,372)	**(1,415)**
Total		8,389	10,400	12,408	14,159	15,376	14,615	15,192	15,268	**14,641**
Capital and reserves excluding preference share capital		4,944	6,194	7,062	7,953	8,086	9,636	10,327	10,508	**10,536**
Preference share capital		1	1	1	1	1	1	1	1	**1**
Non-controlling interests		34	39	41	66	70	73	83	74	**36**
Net deferred income tax liability		652	718	812	976	1,128	1,182	1,308	1,202	**1,104**
Net debt	(k)	2,758	3,448	4,492	5,163	6,091	3,723	3,473	3,483	**2,964**
Total		8,389	10,400	12,408	14,159	15,376	14,615	15,192	15,268	**14,641**
Purchase of property, plant and equipment		551	652	832	1,028	1,039	532	466	576	**575**
Acquisitions and investments		1,019	1,298	2,311	2,227	1,072	458	567	599	**524**
Total		1,570	1,950	3,143	3,255	2,111	990	1,033	1,175	**1,099**
Depreciation of property, plant and equipment		516	556	664	739	781	794	786	742	**748**
Amortisation of intangible assets		4	9	25	35	43	54	131	43	**47**
Earnings per share after amortisation of intangible assets (cent)	(l)	147.5	168.3	202.2	236.9	210.2	88.3	61.3	82.6	**76.5**
Earnings per share before amortisation of intangible assets (cent)	(l)	148.1	170.0	206.5	242.7	217.4	96.3	79.9	88.6	**83.0**
Dividend per share (cent)	(l)	29.76	35.17	46.89	61.31	62.22	62.50	62.50	62.50	**62.50**
Cash earnings per share (cent)	(l), (m)	236.1	263.7	317.5	365.1	348.9	214.7	194.6	194.0	**206.8**
Dividend cover (times)	(n)	5.0	4.8	4.3	3.9	3.4	1.4	1.0	1.3	**1.2**

Notes to IFRS financial summary data

(h) Represents the sum of investments in associates (including assets held for sale included in current assets) and other financial assets.

(i) Represents the sum of inventories and trade and other receivables (included in current assets) less trade and other payables (included in current liabilities).

(j) Represents the sum of current income tax liabilities, current and non-current provisions for liabilities, non-current other payables and retirement benefit obligations less the sum of current income tax recoverable and non-current other receivables.

(k) Represents the sum of current and non-current interest-bearing loans and borrowings and derivative financial instrument liabilities less the sum of liquid investments, cash and cash equivalents and current and non-current derivative financial instrument assets.

(l) Per share amounts for restated 2004 to 2008 have been restated for the bonus element of the Rights Issue in March 2009.

(m) Cash earnings per share represents profit attributable to equity holders of the Company less preference dividends paid plus depreciation of property, plant and equipment, amortisation of intangible assets and, where applicable, asset impairments divided by the average number of Ordinary Shares outstanding for the year.

(n) Represents earnings per Ordinary Share divided by dividends per Ordinary Share.

* *Defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.*

Management

Executive Directors/Secretary

Myles Lee
Chief Executive

Albert Manifold
Chief Operating Officer

Maeve Carton
Finance Director

Mark Towe
Chief Executive Officer Oldcastle, Inc.

Neil Colgan
Company Secretary

Senior Group Staff

Human Resources, Risk

Jack Golden
Group Human Resources Director

John Byrne
Head of Internal Audit

Ros O'Shea
Head of Compliance & Ethics

Declan Condren
Group Strategic Financial Risk Manager

Strategy, Sustainability

Noel O'Mahony
Head of Group Strategy & Development

Pat McCleery
Group Sustainability Manager

Communications, Investor Relations

Éimear O'Flynn
Corporate Communications

Frank Heisterkamp
Head of Investor Relations

Finance, Tax, Treasury

Rossa McCann
Head of Group Finance

Paul Barry
Group Controller

Pat O'Shea
Group Taxation Director

Anthony Fitzgerald
Group Treasurer

Europe

Materials

Henry Morris
Managing Director

Alan Connolly
Finance Director

Eamon Geraghty
Technical Director

Philip Wheatley
Development Director

John Corbett
Human Resources Director

John McKeon
Procurement Director

Adrian Streuli
Cement Operations Manager

Michael O'Sullivan
RMC & Aggregates Operations Manager

Grainne McKenna
Head of Finance

Europe West

Jim Mintern
Regional Director
Europe West

Barry Leonard
Managing Director
Irish Cement

Larry Byrne
Managing Director
Clogrennane Lime

Jim Farrell
Managing Director
Roadstone-Wood Group

Eamonn Sweeney
Managing Director
Northstone

Seamus Lynch
Country Manager
Benelux

Sebastia Alegre
Managing Director
Beton Catalan – Spain

Central Europe

Owen Rowley
Regional Director
Central Europe

Urs Sandmeier
Country Manager
Switzerland

Mariusz Bogacz
Country Manager
Finland

Kalervo Matikainen
Managing Director
Finnsementti – Finland

Lauri Kivekäs
Managing Director
Rudus – Finland

Mark Lowry
Country Manager
Poland

Mossy O'Connor
Cement Director
Poland

Dominik Piskorski
Concrete Products Director
Poland

Brian Walsh
Lime, RMC, Aggregates & Blacktop Director
Poland & Slovakia

Europe East

Declan Maguire
Regional Director
Europe East

David Dillon
Country Director
Russia

Declan Maguire
Country Director
Ukraine

Products & Distribution

Erik Bax
Managing Director

Edwin Bouwman
Finance Director

Ivo Wetsels
Human Resources Director

Products

Francisco Irazusta
Managing Director Products

Kees Verburg
Business Development Director Products

Marc Asselberg
Chief Information Officer Products

Jean-Luc Bernard
Managing Director Construction Accessories

Kees-Jan van 't Westeinde
Managing Director Shutters & Awnings

Gerben Stilma
Managing Director
Netherlands

Dirk Vael
Managing Director
Belgium

Edwin van den Berg
Managing Director Central & Eastern Europe

Wayne Sheppard
Managing Director
UK

Alain Kirchmeyer
Managing Director
France

Distribution

Marc St. Nicolaas
Managing Director Distribution

Peter Erkamp
Finance Director Distribution

Erik de Groot
Organisation Development Director Distribution

Tom Beyers
Development Director Distribution

Erik de Groot
Managing Director Builders Merchants Switzerland

Ulrich Paulmann
Managing Director Builders Merchants Austria

Peter Stravers
Managing Director Builders Merchants Benelux

Khaled Bachir
Managing Director Builders Merchants France

Emiel Hopmans
Managing Director DIY Europe

Christoph Lehrmann
Managing Director Bauking Germany

Taco van Vroonhoven
Managing Director Sanitary ware, Heating & Plumbing

Asia

Ken McKnight
Managing Director
CRH Asia

Oliver Mahon
Country Director
India

Peter Buckley
Country Director
China

Ee Ming Wong
Country Manager
China

The Americas

Mark Towe
Chief Executive Officer

Doug Black
President & Chief Operating Officer

Michael O'Driscoll
Chief Financial Officer

Gary Hickman
Senior Vice President Tax & Risk Management

Michael Lynch
Executive Vice President Development

Bill Miller
Vice President & General Counsel

Joe Myers
President
Building Solutions

Mark Schack
Executive Vice President Talent Management

North America

Materials

Randy Lake
Chief Executive Officer

Charles Brown
Chief Financial Officer

Pascal Convers
Senior Vice President Development

John Keating
President & Chief Operating Officer, East

Doug Radabaugh
Chief Financial Officer, East

John Parson
President & Chief Operating Officer, West

Jeff Schaffer
Executive Vice President, West

Northeast

Chris Madden
President
Northeast Division

Christian Zimmermann
President
New England North

Dan Stover
President
New England South

John Cooney, Jr.
President
New York Region

George Thompson
Chairman
Tilcon New Jersey

Sean O'Sullivan
President
Tilcon New Jersey

William Stavola
President
Trap Rock

Central

John Powers
President
Central Division

Ty Nofziger
President
Shelly

Gregg Campbell
President
Michigan Paving & Material

Mid-Atlantic

Dan Cooperrider
President
Mid-Atlantic Division

Mark Snyder
President
MidA

Willie Crane
President
AMG – North

Kevin Bragg
President
AMG – South

Southeast

Rob Duke
President
Southeast Division

David Church
President
Mid-South Materials

Northwest

Jim Gauger
President
Northwest Division

Mark Murphy
Vice President
East Region

Craig Mayfield
Vice President
Central Region

Mountain West

Scott Parson
President
Mountain West Division

Randy Anderson
President
Staker Parson North

Michael Kurz
President
Staker Parson South

Rich Umbel
President
Southwest Region

Bob Rowberry
President
Jack B. Parson

Central West

Kirk Randolph
President
Central West Division

Chris Lodge
President
AR/OK & TN/MS

Raymond Lane
President
Texas Region

Craig Lamberty
President
Midwest Region

Building Products

Keith Haas
Chief Executive Officer

Paul Valentine
Chief Financial Officer

Doug Crawford
Vice President Development & Strategy

Architectural Products

Rick Mergens
President

Mike Schaeffer
Chief Financial Officer

Tim Ortman
President
Masonry & Hardscapes

Eoin Lehane
President
National Group

Peter Kiley
Executive Vice President Strategic Sales

Precast

Dave Steevens
President

Bob Quinn
Chief Administrative Officer

Eric Farinha
Chief Financial Officer

BuildingEnvelope™

Ted Hathaway
Chief Executive Officer

Brian Reilly
Chief Administrative Officer

Jim Avanzini
Chief Operating Officer
Architectural Glass & Storefronts

Mary Carol Witry
Chief Operating Officer
Engineered Glazing Systems

Distribution

Robert Feury, Jr.
Chief Executive Officer

Frank Furia
Chief Financial Officer

Jamie Kutzer
Chief Administrative Officer

John McLaughlin
President
Exterior Products

Ron Pilla
President
Interior Products

South America

Juan Carlos Girotti
Managing Director
CRH Sudamericana & Canteras Cerro Negro

Bernardo Alamos
Managing Director
Vidrios Dell Orto & South American Glass Group

Federico Ferro
Managing Director
Cormela

Principal Subsidiary Undertakings as at 31 December 2012

Incorporated and operating in		*% held*	*Products and services*
Europe Materials			
Belgium	VVM N.V.	100	Cement transport and trading, readymixed concrete, clinker grinding
Britain & Northern Ireland	Northstone (NI) Limited (including Farrans, Ready Use Concrete, R.J. Maxwell & Son, Scott (Toomebridge) Limited)	100	Aggregates, readymixed concrete, mortar, coated macadam, rooftiles, building and civil engineering contracting
	Premier Cement Limited	100	Marketing and distribution of cement
	T.B.F. Thompson (Properties) Limited	100	Property development
China	Harbin Sanling Cement Company Limited*	100	Cement
Finland	Finnsementti Oy	100	Cement
	Rudus Oy	100	Aggregates, readymixed concrete and concrete products
Ireland	Irish Cement Limited	100	Cement
	Clogrennane Lime Limited	100	Burnt and hydrated lime
	Roadstone Wood Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, concrete blocks and pipes, asphalt, agricultural and chemical limestone and contract surfacing
Netherlands	Cementbouw B.V.	100	Cement transport and trading, readymixed concrete and aggregates
Poland	Bosta Beton Sp. z o.o.	90.3	Readymixed concrete
	Drogomex Sp. z o.o.*	99.94	Asphalt and contract surfacing
	Grupa Ożarów S.A.	100	Cement
	Grupa Prefabet S.A.*	100	Concrete products
	Masfalt Sp. z o.o.*	100	Asphalt and contract surfacing
	O.K.S.M. S.A.	99.96	Aggregates
	Polbruk S.A.	100	Readymixed concrete and concrete paving
	ZPW Trzuskawica S.A.	100	Production of lime and lime products
Spain	Beton Catalan S.A.	100	Readymixed concrete
	Cabi S.A.	99.99	Cementitious materials
	Cantera de Aridos Puig Broca S.A.	99.81	Aggregates
	Explotacionde Aridos Calizos S.A.	100	Aggregates
	Formigo i Bigues S.A.	99.81	Aggregates
	Formigons Girona S.A.	100	Readymixed concrete and precast concrete products
	Suberolita S.A.	100	Readymixed concrete and precast concrete products
	Tamuz S.A.	100	Aggregates
Switzerland	JURA-Holding AG	100	Cement, aggregates and readymixed concrete
Ukraine	LLC Cement*	51	Cement and clinker grinding
	OJSC Podilsky Cement	98.89	Cement

Incorporated and operating in		% held	Products and services
Europe Products & Distribution			
Austria	*Distribution*		
	Quester Baustoffhandel GmbH	100	Builders merchants
Belgium	*Products*		
	Douterloigne N.V.	100	Concrete floor elements, pavers and blocks
	Ergon N.V.	100	Precast concrete structural elements
	Marlux Klaps N.V.	100	Concrete paving, sewerage and water treatment
	Oeterbeton N.V.	100	Precast concrete
	Prefaco N.V.	100	Precast concrete structural elements
	Remacle S.A.	100	Precast concrete products
	Schelfhout N.V.	100	Precast concrete wall elements
	J. De Saegher Steenhandel N.V.	100	Clay brick factors
	Plakabeton N.V.	100	Construction accessories
	Distribution		
	Lambrechts N.V.	100	Builders merchants
	Sax Sanitair N.V.	75	Sanitary ware, heating and plumbing
	Schrauwen Sanitair en Verwarming BVBA	100	Sanitary ware, heating and plumbing
	Van Neerbos België N.V.	100	DIY stores
Britain & Northern Ireland	*Products*		
	Anchor Bay Construction Products	100	Construction accessories
	Ancon Limited	100	Construction accessories
	Broughton Controls Limited	100	Access control systems
	CRH Fencing & Security Group (UK) Limited	100	Security fencing
	FCA Wholesalers Limited	100	Construction accessories
	Forticrete Limited	100	Concrete masonry products and rooftiles
	Geoquip Limited	100	Perimeter intrusion detection systems
	Helifix Limited	100	Construction ties, fixings and masonry repair systems
	Ibstock Brick Limited	100	Clay brick manufacturer
	Kevington Building Products Limited	100	Specialist brick fabricator
	Manchester Brick and Precast Limited	100	Brick-clad precast components
	Supreme Concrete Limited	100	Concrete fencing, lintels and floorbeams
	TangoRail Limited	100	Non-welded railing systems
	Trinity Bricks Limited	100	Clay brick factors
	West Midland Fencing Limited	100	Security fencing
Denmark	*Products*		
	Betongruppen RBR A/S	100	Concrete paving manufacturer
	CRH Concrete A/S	100	Structural concrete products
France	*Products*		
	Béton Moulé Industriel S.A.	99.95	Precast concrete products
	Heras Clôture S.A.R.L.	100	Temporary fencing
	Marlux	100	Concrete paving manufacturer
	Plakabeton France S.A.S.	100	Construction accessories
	Ste. Heda S.A.	100	Security fencing
	Stradal	100	Utility and infrastructural concrete products
	Distribution		
	CRH Ile de France Distribution	100	Builders merchants

Principal Subsidiary Undertakings continued

Incorporated and operating in		*% held*	*Products and services*

Europe Products & Distribution continued

Germany	*Products*		
	Alulux Beckhoff GmbH & Co. KG	100	Roller shutter and awning systems
	CRH Clay Solutions GmbH	100	Clay brick, pavers and rooftiles
	EHL AG	100	Concrete paving and landscape walling products
	ERHARDT Markisenbau GmbH	100	Roller shutter and awning systems
	Halfen GmbH	100	Construction accessories
	Hammerl GmbH & Co. KG	100	Construction accessories
	Heras-Adronit GmbH	100	Security fencing and access control
	Reuss-Seifert GmbH	100	Construction accessories
	Rhebau Rheinische Beton-und Bauindustrie GmbH & Co. KG	100	Water treatment and sewerage products
	Distribution		
	Bauking AG	98.25	Builders merchants, DIY stores
	Paulsen & Bräuninger GmbH	100	Sanitary ware, heating and plumbing
Hungary	*Products*		
	Ferrobeton Beton-és Vasbetonelem gyártó Zrt.	100	Precast concrete structural elements
Ireland	*Products*		
	Plaka Ireland Limited	100	Construction accessories
Italy	*Products*		
	Halfen S.R.L., Società Unipersonale	100	Construction accessories
	Plaka Group S.R.L.	100	Construction accessories
Netherlands	*Products*		
	Aluminium Verkoop Zuid B.V.	100	Roller shutter and awning systems
	Calduran Kalkzandsteen B.V.	100	Sand-lime bricks and building elements
	CRH Kleiwaren Beheer B.V.	100	Clay brick manufacturer
	CRH Structural Concrete B.V.	100	Precast concrete structural elements
	Dycore B.V.	100	Concrete flooring elements
	Heras B.V.	100	Security fencing and perimeter protection
	Hylas B.V.	100	Roller shutter and awning systems
	Kooy Baksteencentrum B.V.	100	Clay brick factors
	Mavotrans B.V.	100	Construction accessories
	Struyk Verwo Groep B.V.	100	Concrete paving products
	Distribution		
	CRH Bouwmaten B.V.	100	Cash & Carry building materials
	CRH Bouwmaterialenhandel B.V.	100	Builders merchants
	N.V.B. Ubbens Bouwstoffen B.V.	100	Builders merchants
	Royal Roofing Materials B.V.	100	Roofing materials merchant
	Stoel van Klaveren Bouwstoffen B.V.	100	Builders merchants
	Van Neerbos Bouwmaterialen B.V.	100	Builders merchants
	Van Neerbos Bouwmarkten B.V.	100	DIY stores
	Wij©k's B.V.	100	Builders merchants
Norway	*Products*		
	Halfen AS	100	Construction accessories

Incorporated and operating in		% held	Products and services
Europe Products & Distribution continued			
Poland	*Products*		
	CRH Klinkier Sp. z o.o.	100	Clay brick manufacturer
	Ergon Poland Sp. z o.o.	100	Structural concrete products
Romania	*Products*		
	CRH Structural Concrete SRL	100	Structural concrete products
	Elpreco S.A.	100	Architectural concrete products
Slovakia	*Products*		
	Ferrobeton Slovakia, s.r.o.	100	Precast concrete structural elements
	Premac, spol. s.r.o.	100	Concrete paving and floor elements
Spain	*Products*		
	Plakabeton S.L.U.	100	Construction accessories
Sweden	*Products*		
	Tuvan Heras Stängsel AB	100	Security fencing
Switzerland	*Products*		
	Element AG Schweiz	100	Prefabricated structural concrete elements
	F.J. Aschwanden AG	100	Construction accessories
	Distribution		
	BR Bauhandel AG (trading as BauBedarf and Richner)	100	Builders merchants, sanitary ware and ceramic tiles
	Gétaz Romang Holding AG (trading as Gétaz Romang and Miauton)	100	Builders merchants
	Regusci Reco S.A. (trading as Regusci and Reco)	100	Builders merchants

Principal Subsidiary Undertakings continued

Incorporated and operating in		*% held*	*Products and services*
Americas Materials			
United States	Oldcastle Materials, Inc.	100	Holding company
	APAC Holdings, Inc. and Subsidiaries	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Callanan Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	CPM Development Corporation	100	Aggregates, asphalt, readymixed concrete, prestressed concrete and related construction activities
	Dolomite Products Company, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Eugene Sand Construction, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Evans Construction Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Hills Materials Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Michigan Paving and Materials Company	100	Aggregates, asphalt and related construction activities
	Mountain Enterprises, Inc.	100	Aggregates, asphalt and related construction activities
	OMG Midwest, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Oldcastle Southern Group, Inc.	100	Aggregates, asphalt, readymixed concrete, aggregates distribution and related construction activities
	Oldcastle SW Group, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Pennsy Supply, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Pike Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	P.J. Keating Company	100	Aggregates, asphalt and related construction activities
	Staker & Parson Companies	100	Aggregates, asphalt, readymixed concrete and related construction activities
	The Shelly Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Tilcon Connecticut, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
	Tilcon New York, Inc.	100	Aggregates, asphalt and related construction activities
	Trap Rock Industries, LLC*	60	Aggregates, asphalt and related construction activities
	West Virginia Paving, Inc.	100	Aggregates, asphalt and related construction activities

Incorporated and operating in		% held	Products and services
Americas Products & Distribution			
Argentina	CRH Sudamericana S.A.	100	Holding company
	Canteras Cerro Negro S.A.	99.98	Clay rooftiles, wall tiles and floor tiles
	Cormela S.A.	100	Clay blocks
	Superglass S.A.	100	Fabricated and tempered glass products
Canada	*Building Products*		
	Oldcastle BuildingEnvelope™ Canada, Inc.	100	Custom fabricated and tempered glass products and curtain wall
	Oldcastle Building Products Canada, Inc. (trading as Décor Precast, Groupe Permacon and Oldcastle Enclosure Solutions)	100	Masonry, paving and retaining walls, utility boxes and trenches
	Transpavé, Inc.	100	Hardscape and patio products
Chile	Vidrios Dell Orto, S.A.	99.90	Fabricated and tempered glass products
	Comercial Duomo Limitada	99.90	Wholesaler and retailer of specialised building products
United States	Americas Products & Distribution, Inc.	100	Holding company
	CRH America, Inc.	100	Holding company
	Oldcastle, Inc.	100	Holding company
	Building Products		
	Oldcastle Architectural, Inc.	100	Holding company
	Oldcastle Building Products, Inc.	100	Holding company
	Big River Industries, Inc.	100	Lightweight aggregates
	Bonsal American, Inc.	100	Premixed cement and asphalt products
	Glen-Gery Corporation	100	Clay bricks
	Merchants Metals, Inc.	100	Fabrication and distribution of fencing products
	Meadow Burke, LLC	100	Concrete accessories
	Oldcastle APG Northeast, Inc. (trading principally as Anchor Concrete Products and Trenwyth Industries)	100	Specialty masonry, hardscape and patio products
	Oldcastle APG South, Inc. (trading principally as Adams Products, Georgia Masonry Supply and Northfield Block Company)	100	Specialty masonry, hardscape and patio products
	Oldcastle APG West, Inc. (trading principally as Amcor Masonry Products, Central Pre-Mix Concrete Products, Texas Masonry Products, Miller Rhino Materials, Sierra Building Products and Superlite Block)	100	Specialty masonry and stone products, hardscape and patio products
	Oldcastle BuildingEnvelope™, Inc.	100	Custom fabricated architectural glass
	Oldcastle Lawn & Garden, Inc.	100	Patio products, bagged stone, mulch and stone
	Oldcastle Precast, Inc.	100	Precast concrete products, concrete pipe, prestressed plank and structural elements
	Oldcastle Surfaces, Inc.	100	Custom fabrication and installation of countertops
	Distribution		
	Mahalo Acquisition Corp. (trading as G. W. Killebrew)	100	Holding company
	Oldcastle Distribution, Inc.	100	Holding company
	Allied Building Products Corp.	100	Distribution of roofing, siding and related products, wallboard, metal studs, acoustical tile and grid
	A.L.L. Roofing & Building Materials Corp.	100	Distribution of roofing and related products
	AMS Holdings, Inc.	100	Distribution of drywall, acoustical ceiling systems, metal studs and commercial door solutions

Principal Joint Venture Undertakings as at 31 December 2012

Incorporated and operating in		*% held*	*Products and services*
Europe Materials			
India	My Home Industries Limited	50	Cement
Ireland	Kemek Limited*	50	Commercial explosives
Turkey	Denizli Çimento Sanayii T.A.Ş	50	Cement and readymixed concrete
Europe Products & Distribution			
France	*Distribution*		
	Doras S.A.*	57.85	Builders merchants
Netherlands	*Distribution*		
	Bouwmaterialenhandel de Schelde B.V.	50	DIY stores
Portugal	*Distribution*		
	Modelo Distribuição de Materials de Construção S.A.	50	Cash & Carry building materials
Americas Materials			
United States	American Asphalt of West Virginia, LLC*	50	Asphalt and related construction activities
	American Cement Company, LLC*	50	Cement
	Boxley Aggregates of West Virginia, LLC*	50	Aggregates
	Cadillac Asphalt, LLC*	50	Asphalt
	HMA Concrete, LLC*	50	Readymixed concrete
	Piedmont Asphalt, LLC*	50	Asphalt
	Southside Materials, LLC*	50	Aggregates

Principal Associated Undertakings as at 31 December 2012

Incorporated and operating in		*% held*	*Products and services*
Europe Materials			
China	Jilin Yatai Group Building Materials Investment Company Limited*	26	Cement
Israel	Mashav Initiating and Development Limited	25	Cement
Spain	Corporación Uniland S.A.*	26.30	Cement, aggregates, readymixed concrete and mortar
Europe Products & Distribution			
France	*Distribution*		
	Samse S.A.	21.23	Builders merchants and DIY stores
Netherlands	*Distribution*		
	Intergamma B.V.	48.57	DIY franchisor
Americas Materials			
United States	Buckeye Ready Mix, LLC*	45	Readymixed concrete

* *Audited by firms other than Ernst & Young*

Pursuant to Section 16 of the Companies Act, 1986, a full list of subsidiaries, joint ventures and associated undertakings will be annexed to the Company's Annual Return to be filed in the Companies Registration Office in Ireland.

Index

Notice of Meeting

The Annual General Meeting of CRH plc will be held at the Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin at 11.00 a.m. on Wednesday, 8 May 2013 for the following purposes:

1. To consider the Company's financial statements and the Reports of the Directors and Auditors for the year ended 31 December 2012.
2. To declare a dividend on the Ordinary Shares[1].
3. To consider the Report on Directors' Remuneration for the year ended 31 December 2012[2].
4. To re-elect the following Directors[3]:

Mr. E. Bärtschi	Mr. J. Kennedy
Ms. M. Carton	Mr. M. Lee
Mr. W. Egan	Ms. H.A. McSharry
Mr. U-H. Felcht	Mr. A. Manifold
Mr. N. Hartery	Mr. D. O'Connor
Mr. J.M. de Jong	Mr. M. Towe

5. To authorise the Directors to fix the remuneration of the Auditors[4].
6. To consider and, if thought fit, to pass as a Special Resolution[5]: That, in accordance with the powers, provisions and limitations of Article 11(e) of the Articles of Association of the Company, the Directors be and they are hereby empowered to allot equity securities for cash provided that the sum of the nominal value of all allotments made pursuant to this authority in accordance with sub-paragraph (iii) of Article 11(e) and all Treasury Shares (as defined in Section 209 of the Companies Act, 1990) re-issued pursuant to Resolution 8 in the Notice of this meeting shall not exceed an aggregate nominal value of €12,474,000. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2014 or 7 August 2014.
7. To consider and, if thought fit, to pass as a Special Resolution: That the Company be and is hereby authorised to purchase Ordinary Shares on the market (as defined in Section 212 of the Companies Act, 1990), in the manner provided for in Article 8A of the Articles of Association of the Company up to a maximum of 10% of the Ordinary Shares in issue at the date of the passing of this Resolution. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2014 or 7 August 2014.
8. To consider and, if thought fit, to pass as a Special Resolution: That the Company be and is hereby authorised to re-issue Treasury Shares (as defined in Section 209 of the Companies Act, 1990), in the manner provided for in Article 8B of the Articles of Association of the Company. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2014 or 7 August 2014.

For the Board, N. Colgan,
Company Secretary,
42 Fitzwilliam Square, Dublin 2.

25 March 2013

(1) *The final dividend, if approved, will be paid on the Ordinary Shares on 13 May 2013 to persons who were registered as shareholders at the close of business on 8 March 2013.*

(2) *Resolution 3 is an advisory resolution and is not binding on the Company.*

(3) *In accordance with the provisions of the U.K. Corporate Governance Code, all Directors retire and offer themselves for re-election. Biographical details for each Director are set out on pages 11, 36 and 37 in the 2012 Annual Report.*

(4) *Resolution 5 authorises the Directors to fix the remuneration of the Auditors. Section 162(2) of the Companies Act, 1963 provides that the auditor of an Irish company shall be automatically re-appointed at a company's annual general meeting unless the auditor has given notice in writing of his unwillingness to be re-appointed or a resolution has been passed at that meeting appointing someone else or providing expressly that the incumbent auditor shall not be re-appointed. The Auditors, Ernst & Young, Chartered Accountants, are willing to continue in office and, accordingly, will be automatically re-appointed at the conclusion of the 2013 Annual General Meeting.*

(5) *Resolution 6 proposes to renew the Directors' authority to dis-apply statutory pre-emption rights in relation to allotments of shares up to a maximum of 5% of the issued Ordinary/Income share capital of the Company at 25 February 2013. This limit is in accordance with generally accepted best practice. The Directors intend to follow the Pre-Emption Group's Statement of Principles in that allotments of shares for cash and the re-issue of Treasury Shares on a non pre-emptive basis, other than for rights issues to ordinary shareholders and employee share schemes, will not exceed 7.5% of the issued Ordinary/Income share capital within a rolling three year period without prior consultation with shareholders.*

(6) *Any member entitled to attend, speak, ask questions and vote at this Meeting may exercise his or her right to vote by appointing one or more proxies. A member may appoint the Chairman or another person, who need not be a member(s) of the Company, as a proxy, by electronic means or in writing, to vote some or all of their shares. A proxy form is enclosed. Appointment of a proxy does not preclude a member from attending, speaking and asking questions at the meeting should they subsequently wish to do so.*

(7) *To be valid, proxy forms must be delivered in writing, together with any power of attorney or other authority under which it is signed or a certified copy thereof, to the Company's Registrar, Capita Registrars (Ireland) Limited ("Capita Registrars"), to P.O. Box 7117, Dublin 2 (if delivered by post) or to 2 Grand Canal Square, Dublin 2 (if delivered by hand), not later than 11.00 a.m. on Monday, 6 May 2013. Shareholders who wish to submit proxies by electronic means may do so up to the same deadline by accessing the Registrars' website, www.capitaregistrars.ie and selecting "Shareholder Portal". Shareholders who do not receive a proxy form by post, or who wish to be sent paper copies of documents relating to the meeting, should contact Capita Registrars (Tel. +353 1 553 0050).*

(8) *CREST members may appoint one or more proxies through the CREST electronic proxy appointment service in accordance with the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. Further information on CREST procedures and requirements is contained in the CREST Manual. The message appointing a proxy(ies) must be received by the Registrar (ID 7RA08) not later than 11.00 a.m. on Monday, 6 May 2013. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Company may treat as invalid a proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996.*

(9) *ADR holders wishing to attend the meeting must obtain a proxy form from The Bank of New York Mellon (BNY), which will enable them to attend and vote on the business to be transacted. ADR holders may instruct BNY as to the way in which the shares represented by their ADRs should be voted by completing and returning the voting card provided by BNY in accordance with the instructions given.*

(10) *Pursuant to Section 134A of the Companies Act, 1963 and Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as at 6.00 p.m. on Monday, 6 May 2013 shall be entitled to attend, speak, ask questions and vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.*

(11) *Pursuant to Section 133B(1)(a) of the Companies Act, 1963 and subject to any contrary provision in company law, shareholders, holding at least 3% of the Company's issued share capital, or at least 3% of the voting rights, have the right to put an item on the agenda, or table a draft resolution for an item on the agenda, of a general meeting. In the case of the 2013 Annual General Meeting, the latest date for submission of such requests/resolutions will be 27 March 2013. Further information in relation to shareholders' rights can be obtained from the CRH website, www.crh.com.*

(12) *Shareholders entitled to attend the Annual General Meeting have the right to ask questions relating to items on the agenda.*

(13) *Pursuant to Section 138 of the Companies Act, 1963, where a poll is taken at the Annual General Meeting, a shareholder, present in person or by proxy, holding more than one share need not cast all his/her votes in the same way.*

(14) *A copy of this Notice and copies of documentation relating to the 2013 Annual General Meeting, including proxy forms, are available on the CRH website, www.crh.com. To access these documents, select AGM under "Equity Investors" in the Investors section of the website.*

Designed and produced by Lunt McIntyre. Printed by PrintRun.



The International Building Materials Group

CRH plc

Belgard Castle
Clondalkin
Dublin 22
Ireland

Telephone: +353 1 404 1000
Fax: +353 1 404 1007
E-mail: mail@crh.com

Website: www.crh.com

Registered Office
42 Fitzwilliam Square
Dublin 2
Ireland

Telephone: +353 1 634 4340
Fax: +353 1 676 5013
E-mail: crh42@crh.com


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Loaded CSX railcars leave Oldcastle Materials' newest greenfield quarry – Warren County – located in Camak, Georgia, USA. With an annual capacity of 3.2 million tonnes, this quarry serves the immediate market and, through Conrad Yelvington Distributors, also serves the broader region including eastern Georgia, coastal South Carolina and northern Florida by railcar. In addition to Oldcastle Materials, five other Oldcastle companies were engaged during the development of the quarry: Georgia Masonry Supply, Merchant Metals, Oldcastle BuildingEnvelope and Oldcastle Surfaces; Oldcastle Precast manufactured 3,000 linear feet of reinforced concrete pipe as well as the concrete rail crossing.